JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

16 September 2005

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

05011452

SUPPL

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTARY INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **EBT Release - 09 August 2005**
2. **Notification of transaction of Directors, Persons Discharging Managerial Responsibility or Connected Persons - 12 August 2005**
3. **Notification of transaction of Directors, Persons Discharging Managerial Responsibility or Connected Persons - 31 August 2005**
4. **Notification of transaction of Directors, Persons Discharging Managerial Responsibility or Connected Persons - 06 September 2005**
5. **EBT Release - 08 September 2005**
6. **Notification of transaction of Directors, Persons Discharging Managerial Responsibility or Connected Persons - 09 September 2005**
7. **Notification of transaction of Directors, Persons Discharging Managerial Responsibility or Connected Persons - 09 September 2005**

8. Announcement that Documents relating to the Major Transaction in South Africa and convening of Extraordinary General Meeting - 14 September 2005

9. Document - Major Transaction in South Africa - 14 September 2005

Yours faithfully
For and on behalf of
JCI (London) Limited

pp J. Carter

P E C Dexter
Secretary

cc	Mr Stephen I Siller Siller Wilk LLP 675 Third Avenue 9th Floor New York NY 10017-5704, USA	Melissa Atheneos C/o ADR Department The Bank of New York 101 Barclay Street, 22nd Floor West New York NY 10286, USA

REG-SABMiller PLC Director/PDMR Shareholding
Released: 09/08/2005

RNS Number:8840P
SABMiller PLC
09 August 2005

SABMiller plc

Notification of Transactions of PDMR in accordance with DR3.1.4R

Notification of PDMR interests: Companies Act 1985 s329

EBT Release

The independent Trustee of the SABMiller plc Employment Benefit Trust (the "EBT"), notified the company on 8 August 2005 that it had yesterday exercised its discretion and released 200,000 ordinary shares in SABMiller plc to Persons Discharging Managerial Responsibility ("PDMR's") participating in the SABMiller Performance Share Award Scheme. These shares relate to special conditional awards made on 01 August 2002 to Mr. N.J. Adami and Mr. A.C.Parker.

The shares were released after the vesting period of 3 years, in line with the original conditions of the award, namely continued employment and a certified assessment from the CEO that the executives concerned had made a material contribution to the success of the Group.

PDMR	Shares released to PDMR	Shares sold on behalf of the PDMR's to meet PAYE and NIC liability	Shares retained k
Mr. N.J. Adami	120,000	51,972	68,028
Mr. A.C. Parker	80,000	32,081	47,919

Price per share for shares sold: £9.88 per ordinary share

Date of sale: 8 August 2005

Date company informed of sale: 8 August 2005

The revised total shareholding for each PDMR pursuant to the release of shares under the EBT and subsequent sale to meet PAYE and NIC liability, is as follows

PDMR	Beneficial Holding
Mr. N. J. Adami	107,380
Mr. A.C. Parker	77,390

The shares sold on behalf of the PDMR's to meet PAYE and NIC liability were purchased by the EBT. Following these transactions, the EBT holds a total of 3,563,370 ordinary shares in SABMiller plc in which certain senior employees, including the following directors and PDMR's, have an interest as potential beneficiaries: Mr. E.A.G. Mackay, Mr. M.I. Wyman, Mr. N.J. Adami, Ms. S. Clark, Dr. A.J Clark, Mr. J Nel, Mr. A.C. Parker, Mr. A.O.C. Tonkinson, Mr. C.A. van Kralingen.

END

RDSEAPPNESKSEEE

REG-SABMiller PLC Director/PDMR Shareholding
Released: 12/08/2005

RNS Number:0294Q
SABMiller PLC
12 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

SABMiller plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) a transaction notified in accordance with DR3.1.4.R(1)(a)

3. Name of person discharging managerial responsibilities

Mr N J Adami, President and CEO Miller Brewing Company

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of US$0.10 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. N Adami

9. Number of shares, debentures or financial instruments relating to shares acquired

33,949 @ £4.85

47,621 @ £4.11

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.007%

11. Number of shares, debentures or financial instruments relating to shares disposed

81,570

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.007%

13. Price per share or value of transaction

Shares sold at £10.03 each

14. Date and place of transaction

11 August 2005 - London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

107,380 Ordinary Shares of US$0.10 each representing 0.0097% of the issued share capital of SABMiller plc.

16. Date issuer informed of transaction

11 August 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Greg Martin +44 (0) 1483 264067

Name and signature of duly authorised officer of issuer responsible for making notification

Mr. A.O.C. Tonkinson, Company Secretary

Date of notification

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSEAXPFFALSEFE

REG-SABMiller PLC Director/PDMR Shareholding
Released: 31/08/2005

RNS Number:6601Q
SABMiller PLC
31 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of persons discharging managerial responsibilities

MR J MEYER KAHN, CHAIRMAN

MR ANDREW TONKINSON, COMPANY SECRETARY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION ALSO RELATES TO MRS L KAHN, WHO IS CONNECTED TO MR J MEYER KAHN BY VIRTUE OF BEING HIS SPOUSE AND A DISCRETIONARY BENEFICIARY IN THE MEYER KAHN FAMILY TRUST (A DISCRETIONARY FAMILY TRUST REGISTERED IN SOUTH AFRICA).

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION RELATES TO TWO TRANSACTIONS: AN ACQUISITION AND A DISPOSAL, DETAILS OF WHICH ARE SET OUT AT 8 BELOW.

THE NOTIFICATION IN RESPECT OF THE DISPOSAL INVOLVES AN INTEREST HELD BY MR J MEYER KAHN (ONE OF THE PERSONS REFERRED TO AT 3 ABOVE).

THE NOTIFICATION IN RELATION TO THE ACQUISITION RELATES TO AN INDIRECT INTEREST HELD BY MR J MEYER KAHN AND MRS L KAHN (REFERRED TO AT 4 ABOVE) AND A

NON-BENEFICIAL INTEREST IN RELATION TO MR ANDREW TONKINSON (REFERRED TO AT 3 ABOVE).

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$ 0.10

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them (before transactions).

MR J MEYER KAHN - 1,470,589

THE MEYER KAHN FAMILY TRUST - 0

8 State the nature of the transaction

A) SALE OF 200,000 ORDINARY SHARES IN SABMILLER PLC BY MR J MEYER KAHN.

B) EXERCISE OF AN OPTION TO ACQUIRE 400,000 ORDINARY SHARES IN SABMILLER PLC BY THE TRUSTEES OF THE MEYER KAHN FAMILY TRUST.

C) MR J MEYER KAHN HAS CONTRIBUTED THE PROCEEDS OF THE SALE OF THE 200,000 SHARES, REFERRED TO AT (A) ABOVE, TO THE MEYER KAHN FAMILY TRUST IN ORDER TO ENABLE ITS TRUSTEES TO EXERCISE THE OPTION DESCRIBED AT (B) ABOVE. MR J MEYER KAHN, MRS L KAHN AND MR ANDREW TONKINSON ARE THE TRUSTEES OF THE MEYER KAHN FAMILY TRUST. MR ANDREW TONKINSON HAS NO BENEFICIAL INTEREST IN THE TRUST.

9. Number of shares, debentures or financial instruments relating to shares acquired

400,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0363%

11. Number of shares, debentures or financial instruments relating to shares disposed

200,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.0181%

13. Price per share or value of transaction

200,000 DISPOSED OF AT R112.05 EACH

400,000 ACQUIRED AT R53.63 EACH

14. Date and place of transaction

30 AUGUST 2005 - JOHANNESBURG, SOUTH AFRICA

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

THE MEYER KAHN FAMILY TRUST HOLDING: 400,000 ORDINARY SHARES OF US$0.10 EACH REPRESENTING 0.0363% OF THE ISSUED SHARE CAPITAL OF SABMILLER PLC.

MR J MEYER KAHN HOLDING (INCLUDING THE SHARES IN TRUST AS NOTED ABOVE): 1,670,589 ORDINARY SHARES OF US$0.10 EACH REPRESENTING 0.1514% OF THE ISSUED SHARE CAPITAL OF SABMILLER PLC.

16. Date issuer informed of transaction

30 AUGUST 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

GREG MARTIN +44 (0) 1483 264067

Name and signature of duly authorised officer of issuer responsible for making notification

MR STEPHEN SHAPIRO, DEPUTY COMPANY SECRETARY

Date of notification

31 AUGUST 2005

END

END

RDSEALPFDEASEFE

REG-SABMiller PLC Director/PDMR Shareholding
Released: 06/09/2005

RNS Number:8922Q
SABMiller PLC
06 September 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of persons discharging managerial responsibilities

M. SHERRINGTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

RELATES ONLY TO PERSON NAMED AT 3.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES TO HOLDING OF PERSON NAMED AT 3.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$ 0.10

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them (before transaction).

M SHERRINGTON - 1,500

8 State the nature of the transaction

EXERCISE OF OPTIONS AND SUBSEQUENT SALE OF SHARES.

9. Number of shares, debentures or financial instruments relating to shares acquired

166,113 SHARES ACQUIRED AT £4.515 EACH

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.015%

11. Number of shares, debentures or financial instruments relating to shares disposed

166,113

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.015%

13. Price per share or value of transaction

166,113 SOLD AT £10.1392 EACH

14. Date and place of transaction

5 SEPTEMBER 2005 - LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,500 (0.0001%)

16. Date issuer informed of transaction

5 SEPTEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

GREG MARTIN +44 (0) 1483 264067

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW TONKINSON, COMPANY SECRETARY

Date of notification

6 SEPTEMBER 2005

END

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSEAFNKESXSEFE

REG-SABMiller PLC Director/PDMR Shareholding
Released: 08/09/2005

RNS Number:0249R
SABMiller PLC
08 September 2005

SABMiller plc

Notification of Transactions of PDMR in accordance with DR3.1.4R
Notification of PDMR interests: Companies Act 1985 s329

EBT Release

The independent Trustee of the SABMiller plc Employee Benefit Trust (the "EBT"), notified the company on 6 September 2005 that it had on 6 September 2005 exercised its discretion and released 109,770 ordinary shares in SABMiller plc to Persons Discharging Managerial Responsibility ("PDMR's") participating in the SABMiller Performance Share Award Scheme. These shares relate to an exceptional conditional award made on 1 September 2002 to Mr. E. M. Sherrington.

The shares were released in line with the Remuneration Committee's decision on 6 September 2005 that the conditions of the award, being continued employment and full level of achievement by Mr E. M. Sherrington of the goals set for him as performance conditions, had been met.

PDMR	Shares released to PDMR	Shares sold on behalf of the PDMR	Shares retaine
Mr. E. M. Sherrington	109,770	109,770	-

Price per share for shares sold: £10.15 per ordinary share

Date of sale: 6 September 2005

Date company informed of sale: 6 September 2005

The revised total shareholding for the PDMR pursuant to the release of shares under the EBT and subsequent sale to meet PAYE and NIC liability, is as follows

PDMR	Beneficial Holding
Mr. E. M. Sherrington	1,500

The shares sold on behalf of the PDMR were purchased by the EBT. Following this transaction, the EBT holds a total of 3,563,370 ordinary shares in SABMiller plc in which certain senior employees, including the following directors and PDMR's, have an interest as potential beneficiaries: Mr. E.A.G. Mackay, Mr. M.I. Wyman, Mr. N.J. Adami, Ms. S. Clark, Dr. A.J Clark, Mr. J Nel, Mr. A.C. Parker, Mr. A.O.C. Tonkinson, Mr. C.A. van Kralingen.

Name of contact and telephone number for queries:

Greg Martin +44 (0) 1483 264067

Name of duly authorised officer of issuer responsible for making notification:

Andrew Tonkinson, Company Secretary

Date of notification:

8 September 2005

END

RDSEADNPEDLSEFE

REG-SABMiller PLC Director/PDMR Shareholding
Released: 09/09/2005

RNS Number:0623R
SABMiller PLC
09 September 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or deb of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the iss should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discha managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the sha the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of persons discharging managerial responsibilities

MR M.I. WYMAN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

C D STEIN, K J TRUNDGEON, AND C VERSFELD ARE CONNECTED TO MR WYMAN BY VIRTUE OF THEM BEING TRUSTEES OF THE MALCOLM IAN WYMAN FAMILY TRUST (THE "TRUST"), OF WHICH MR WYMAN IS A BENEFICIARY. NONE OF THE TRUSTEES HAVE ANY BENEFICIAL INTEREST IN THE SHARES HELD BY THE TRUST.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION RELATES TO TWO TRANSACTIONS: AN ACQUISITION AND A DISPOSAL BY THE TRUST, DETAILS OF WHICH ARE SET OUT AT 8 BELOW.

ONLY MR WYMAN HAS A BENEFICIAL INTEREST. THE OTHER PERSONS REFERRED TO IN 4 ABOVE HAVE A NON-BENEFICIAL INTEREST.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$ 0.10

7. Name of registered shareholders(s) and, if more than one, the number of

shares held by each of them (before transaction).

THE MALCOLM IAN WYMAN FAMILY TRUST - 120,000

GREENWOOD NOMINEES LIMITED (HELD ON BEHALF OF MR WYMAN) - 140,374

8 State the nature of the transaction

EXERCISE OF OPTIONS AND SALE OF SHARES BY THE TRUST.

9. Number of shares, debentures or financial instruments relating to shares acquired

100,000 SHARES ACQUIRED (PURSUANT TO AN OPTION) AT R53.63 EACH, OF WHICH 46,700 SHARES WERE SOLD AT R117.5503 PER SHARE. THE PROCEEDS OF THIS SALE WERE USED TO FUND THE EXERCISE PRICE AND CERTAIN TAX LIABILITIES WHICH AROSE ON THE EXERCISE. BOTH THE ACQUISITION AND THE DISPOSAL WAS MADE BY THE TRUST.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.01%

11. Number of shares, debentures or financial instruments relating to shares disposed

46,700

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.005%

13. Price per share or value of transaction

100,000 ACQUIRED AT R53.63 EACH (PURSUANT TO AN OPTION)

46,700 SOLD AT R117.5503 EACH

14. Date and place of transaction

7 SEPTEMBER 2005 - LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

THE MALCOLM IAN WYMAN FAMILY TRUST - 173,300 (0.016%)

GREENWOOD NOMINEES (HELD ON BEHALF OF MR WYMAN) - 140,374 (0.013%)

16. Date issuer informed of transaction

7 SEPTEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

GREG MARTIN +44 (0) 1483 264067

Name and signature of duly authorised officer of issuer responsible for making notification

STEPHEN SHAPIRO, DEPUTY COMPANY SECRETARY

Date of notification

9 SEPTEMBER 2005

END

END

RDSEANNNELXSEEE

REG-SABMiller PLC Director/PDMR Shareholding
Released: 09/09/2005

RNS Number:0617R
SABMiller PLC
09 September 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

SABMILLER PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of persons discharging managerial responsibilities

MR E.A.G MACKAY

MR A.O.C. TONKINSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

MR TONKINSON AND MR C.D. STEIN ARE CONNECTED TO MR MACKAY BY VIRTUE OF THEM BEING TRUSTEES OF THE GRAHAM MACKAY FAMILY TRUST (THE "TRUST"), OF WHICH MR MACKAY IS A BENEFICIARY.

NONE OF THE TRUSTEES HAVE ANY BENEFICIAL INTEREST IN THE SHARES HELD BY THE TRUST.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION RELATES TO TWO TRANSACTIONS: AN ACQUISITION AND A DISPOSAL BY THE TRUST, DETAILS OF WHICH ARE SET OUT AT 8 BELOW.

OF THE PERSONS REFERRED TO IN 3 ABOVE, ONLY MR MACKAY HAS A BENEFICIAL INTEREST.

THE OTHER PERSON REFERRED TO IN 3 ABOVE, MR TONKINSON, HAS A NON-BENEFICAL INTEREST.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF US$ 0.10

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them (before transaction).

MR E.A.G. MACKAY - 6

GREENWOOD NOMINEES LIMITED (HELD ON BEHALF OF MR MACKAY) - 245,745

THE GRAHAM MACKAY FAMILY TRUST - 4,000

8 State the nature of the transaction

EXERCISE OF OPTIONS AND SALE OF SHARES BY THE TRUST.

9. Number of shares, debentures or financial instruments relating to shares acquired

100,000 SHARES ACQUIRED (PURSUANT TO AN OPTION) AT R53.63 EACH, OF WHICH 49,500 SHARES WERE SOLD AT R117.5503 PER SHARE. THE PROCEEDS OF THIS SALE WERE USED TO FUND THE EXERCISE PRICE AND CERTAIN TAX LIABILITIES WHICH AROSE ON THE EXERCISE. BOTH THE ACQUISITION AND THE DISPOSAL WAS MADE BY THE TRUST.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.01%

11. Number of shares, debentures or financial instruments relating to shares disposed

49,500

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.005%

13. Price per share or value of transaction

100,000 ACQUIRED AT R53.63 EACH (PURSUANT TO AN OPTION)

49,500 SOLD AT R117.5503 EACH

14. Date and place of transaction

7 SEPTEMBER 2005 - LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

MR E.A.G MACKAY - 6 (0.001%)

GREENWOOD NOMINEES LIMITED (HELD ON BEHALF OF MR MACKAY) - 245,745 (0.022%)

THE GRAHAM MACKAY FAMILY TRUST - 53,500 (0.005%)

16. Date issuer informed of transaction

7 SEPTEMBER 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

GREG MARTIN +44 (0) 1483 264067

Name and signature of duly authorised officer of issuer responsible for making notification

STEPHEN SHAPIRO, DEPUTY COMPANY SECRETARY

Date of notification

9 SEPTEMBER 2005

END

END

RDSEANNNEDPSEEE

REG-SABMiller PLC Notice of EGM
Released: 14/09/2005

RNS Number:2769R
SABMiller PLC
14 September 2005

SABMiller plc

14 September 2005

Documents Relating to the Major Transaction in South America
and convening of Extraordinary General Meeting

SABMiller plc has today submitted the following documents to the UK Listing Authority in connection with the convening of an Extraordinary General Meeting of the shareholders of SABMiller plc to be held on 7 October 2005 to consider resolutions relating to the approval of the major transaction in South America which was announced on 19 July 2005:

1. Class 1 Circular to Shareholders - Major Transaction in South America - incorporating the Notice of Extraordinary General Meeting

2. Proxy Forms and related voting instructions

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel no. (0)20 7676 1000

This information is provided by RNS
The company news service from the London Stock Exchange

END

NOEBLGDCBDBGGUS


AGUILA
AGUILA
AGUILA
AGUILA
AGUILA


UNION DE CERVECERIAS
CERVEZA





Major transaction in South America

SAB MILLER

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from a financial adviser authorised pursuant to the Financial Services and Markets Act 2000 ("FSMA") if you are in the United Kingdom or, if you are not, from another appropriately authorised financial adviser.

If you have sold or transferred all or part of your shares in SABMiller, please forward this document and the enclosed form of proxy at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

Admission to listing and trading of the New SABMiller Shares and of the Altria Conversion Shares is subject to submission to and review by the FSA, in accordance with section 85(2) of FSMA, of a document containing information regarded by the FSA as being equivalent to that of a prospectus relating to the New SABMiller Shares and the Altria Conversion Shares for the purposes of compliance with Articles 4(2)(c) and 4(2)(d) of Directive 2003/71/EC, which will be prepared by SABMiller in accordance with the Prospectus Rules made under section 73A of FSMA.

The whole of this document should be read. In particular, your attention is drawn to *"Part II—Risk Factors"*.

SABMiller plc

(Incorporated in England and Wales under the Companies Act 1985 with registered number 3528416)

Major transaction involving Bavaria S.A. and Notice of Extraordinary General Meeting

Shareholders' attention is drawn to the letter from the Chairman of SABMiller set out in *"Part III—Letter from the Chairman of SABMiller"* which recommends that you vote in favour of the resolutions to be proposed at the Extraordinary General Meeting referred to below.

The Directors, whose names appear on page 5 of this document, and SABMiller accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and SABMiller, who have taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Notice of an Extraordinary General Meeting of SABMiller, to be held at the Four Seasons Hotel, Hamilton Place, Park Lane, London W1A 1AZ, at 11.00 am (London time) on 7 October 2005 is set out in *"Part XIV—Notice of Extraordinary General Meeting"* on pages 232 to 237 of this document. To be valid, the enclosed form of proxy for use at the Extraordinary General Meeting should be completed and returned to the Company's registrars as soon as possible and in any event so as to be received no later than 11.00 am (London time) on 5 October 2005. Shareholders registered on the United Kingdom section of the register should return the form of proxy to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. Shareholders registered on the South African section of the register who hold certificated Ordinary Shares should return the form of proxy to Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg, PO Box 61051, Marshalltown 2107, South Africa. The completion and return of the form of proxy will not preclude shareholders from attending the Extraordinary General Meeting in person should they subsequently wish to do so. Beneficial owners of Ordinary Shares contained in the South African section of the register who have immobilised their holdings of Ordinary Shares in the context of STRATE and are holding such shares through a CSDP or broker must provide their CSDP or broker with their voting instructions in good time, in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker, should they not wish to attend the Extraordinary General Meeting in person but wish to be represented thereat. Alternatively, such beneficial owners may contact their CSDP or broker to obtain a letter of representation to enable them to attend the Extraordinary General Meeting in person.

Merrill Lynch, which is regulated in the United Kingdom by the FSA, is acting exclusively for SABMiller and no one else in connection with the Transaction and Admission and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of Merrill Lynch, nor for providing advice to any other person in relation to the Transaction and Admission.

The New SABMiller Shares to be issued pursuant to the Merger and the Altria Conversion Shares will, on Admission, rank *pari passu* in all respects with all existing Ordinary Shares, including for all dividends declared, made or paid on

IMPORTANT INFORMATION: SABMiller is not offering to the public any New SABMiller Shares or any other securities in connection with the Admission. This document has been prepared pursuant to and in compliance with FSMA and the Listing Rules solely in order to obtain shareholders' approval of the Transaction and related matters. This document does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, New SABMiller Shares or any other securities in any jurisdiction. The New SABMiller Shares will not be generally made available or marketed to the public in any jurisdiction in connection with the Admission. This document is not a prospectus, nor is it a document containing information regarded by the FSA as being equivalent to that of a prospectus.

The distribution of this document may be restricted by law. No action has been or will be taken by SABMiller to permit the possession or distribution of this document in any jurisdiction where action for that purpose may be required. Accordingly, neither this document nor any advertisement or any other material relating to it may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities law of any such jurisdictions.

No shares or other securities of SABMiller have been registered or otherwise qualify for sale or resale under federal or state laws in the United States of America.

Expected share capital immediately following Completion(1)

Authorised			Issued and fully paid(2)	
Nominal value	**Number**		**Nominal value**	**Number**
US$1,042,005,123	10,420,051,230	Ordinary Shares of US$0.10 each	US$149,595,950	1,495,959,509
US$80,494,877	804,948,770	Convertible Participating Shares of US$0.10 each	US$0	0
US$7,736,833	77,368,338	Non-voting Convertible Participating Shares of US$0.10 each	US$7,736,833	77,368,338
£50,000	50,000	Deferred Shares of £1 each	£50,000	50,000

(1) Assuming that all resolutions set out in the Notice of Meeting are approved and that all of Altria's Convertible Participating Shares are converted at Completion into Ordinary Shares.

(2) Assuming that no Ordinary Shares are issued pursuant to the exercise of options or otherwise between 31 August 2005 and Completion.

The New SABMiller Shares will represent 15.04% of the enlarged issued Ordinary Share capital.

Following Completion, assuming full conversion of all of Altria's Convertible Participating Shares into Ordinary Shares, Altria will hold 430,000,000 Ordinary Shares, representing 28.8% of the enlarged issued Ordinary Share capital.

No person is authorised in connection with the issue of the New SABMiller Shares to give any information or to make any representation not contained in this document in connection with the New SABMiller Shares and any information or representation not so contained must not be relied upon as having been authorised by or on behalf of SABMiller.

The Ordinary Shares are listed on the Official List and trade on the London Stock Exchange's market for listed securities under the symbol "SAB—L". The Ordinary Shares are also listed on JSE under the symbol "SAB".

Forward-Looking Statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and businesses of SABMiller and the Bavaria Group and certain of SABMiller's and Bavaria's plans and objectives. In particular, among other statements, certain statements in *"Part V—Information on SABMiller"*, *"Part VI—Operating and Financial Review—SABMiller"* and *"Part VII—Information on Bavaria"* about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through use of words or phrases such as "will likely result", "are expected to", "will continue", "believe", "is anticipated", "may", "estimated", "intends", "plans", "seek", "projection" and "outlook" and similar expressions. Forward-looking statements are based on the respective managements' current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed.

Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this document.

These forward-looking statements speak only as of the date of this document. SABMiller and the Directors expressly disclaim any obligation or undertaking to release publicly any updating or revisions to any forward-looking statements, whether as a result of new information, future events or otherwise, save as required under the Listing Rules. In light of these risks, uncertainties and assumptions, the forward-looking statements made in this document might not be accurate.

Certain References

Where reference is made to a particular year without a stated period end, this refers to a calendar year.

Statements relating to the market position of companies in individual markets and the rate of growth of those markets, are, unless otherwise stated, based on management estimates.

No incorporation of website information

The contents of SABMiller's and Bavaria's websites do not form part of this document and investors should not rely on them.

Contents

Directors, secretary, registered office and head office

Board of Directors:	Meyer Kahn (*Chairman*) Graham Mackay (*Chief Executive*) Malcolm Wyman (*Chief Financial Officer*) Geoffrey Bible (*Non-executive director*) Nancy De Lisi (*Non-executive director*) Lord Fellowes (*Non-executive director*) John Manser (*Non-executive director*) John Manzoni (*Non-executive director*) Miles Morland (*Non-executive director*) Cyril Ramaphosa (*Non-executive director*) Lord Renwick of Clifton (*Non-executive director*) each care of SABMiller House, Church Street West, Woking, Surrey GU21 6HS, United Kingdom (being SABMiller's principal place of business)
Company Secretary:	Andrew Tonkinson
Registered Office:	SABMiller House Church Street West Woking Surrey GU21 6HS United Kingdom
Head Office:	One Stanhope Gate London W1K 1AF United Kingdom

Expected timetable of principal events

(All times and dates referred to in this document are times and dates in London)

Announcement of the Transaction	19 July 2005
Posting of this document	14 September 2005
Latest time and date for receipt of voting instructions by CSDP or broker (STRATE Shareholders only)	9:00 am on 4 October 2005
Latest time and date for receipt of Forms of Proxy	11:00 am on 5 October 2005
Extraordinary General Meeting	11:00 am on 7 October 2005
Completion of the Merger[(1)]	12 October 2005
Date of Admission[(2)]	12 October 2005

Notes:

(1) Immediately following Completion, SABMiller will acquire indirectly the outstanding minority interest in Leona. SABMiller envisages that it will apply for approval of the Colombian Minority Offer from the Colombian Superintendence of Securities shortly after Completion. If this proceeds as planned, the Colombian Minority Offer will be made in November 2005. Pursuant to the Merger Agreement, SABMiller will make the Colombian Minority Offer and the Peruvian Minority Offer within 45 business days of Completion. SABMiller estimates that these offers will be completed within three to six months of Completion. SABMiller intends in due course to effect the Ecuadorian Offers.

Further details of these processes are set out in *"Part I—Summary"* which follows.

(2) Admission to listing and trading of the New SABMiller Shares and of the Altria Conversion Shares is subject to submission to and review by the FSA, in accordance with section 85(2) of FSMA, of a document containing information regarded by the FSA as being equivalent to that of a prospectus relating to the New SABMiller Shares and the Altria Conversion Shares for the purposes of compliance with Articles 4(2)(c) and 4(2)(d) of Directive 2003/71/EC, which will be prepared by SABMiller in accordance with the Prospectus Rules made under section 73A of FSMA. Assuming that such document is approved by the FSA on or before 7 October 2005, it is expected that admission to listing and trading of the New SABMiller Shares and the Altria Conversion Shares will become effective on or shortly after 12 October 2005. If such document is approved by the FSA after 7 October 2005, admission will become effective three business days after such approval. Such document will be made available for inspection on the FSA's document viewing facility and will be published on SABMiller's website at *http://www.sabmiller.com.*

Advisers

Sponsor, financial adviser and joint corporate broker to SABMiller for the purposes of the Transaction:	Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ
Corporate broker to SABMiller:	JPMorgan Cazenove 20 Moorgate London EC2R 6DA
Legal advisers to SABMiller:	Lovells Atlantic House Holborn Viaduct London EC1A 2FG
Legal advisers to the sponsor, financial adviser and corporate brokers:	Linklaters One Silk Street London EC2Y 8HQ
Auditor to SABMiller and reporting accountant to BevCo:	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH a member firm of the Institute of Chartered Accountants of England and Wales
Auditor to Bavaria:	PricewaterhouseCoopers Ltda Calle 100, No 114-35 5th Floor Bogota, Cundinamarca Colombia
Registrar (United Kingdom):	Capita Registrars The Registry 34 Beckenham Road Beckenham Kent BR3 4TU
Registrar (South Africa):	Computershare Investor Services 2004 (Pty) Ltd 70 Marshall Street Johannesburg PO Box 61051 Marshalltown 2107 South Africa

Presentation of Information

Financial Information

Financial information on SABMiller

The financial information relating to SABMiller for the three years ended 31 March 2003, 2004 and 2005 (the "**2003, 2004 and 2005 SABMiller Financial Information**") and included in *"Section A of Part VIII—Financial Information on SABMiller"*, has been extracted without material adjustment from the annual report and accounts of SABMiller for the years ended 31 March 2003, 2004 and 2005 (the "**SABMiller Annual Reports**"). The SABMiller Annual Reports have been incorporated by reference into this document, and were prepared in accordance with UK Generally Accepted Accounting Principles ("**UK GAAP**").

SABMiller will be required to apply Regulation (EC) 1606/2002 which relates to the adoption of the International Financial Reporting Standards ("**IFRS**") in its next annual report and accounts, for the year ending 31 March 2006. Accordingly, SABMiller's interim financial information for the six months ending 30 September 2005 and the annual report and accounts for the year ending 31 March 2006 will be prepared in accordance with IFRS. In preparation for the transition to IFRS, SABMiller released transitional IFRS information on 5 July 2005 (the "**2005 SABMiller Transitional IFRS Information**"), setting out the income statements for the six months ended 30 September 2004 and the year ended 31 March 2005 and balance sheets as at 1 April 2004, 30 September 2004 and 31 March 2005. The 2005 SABMiller Transitional IFRS Information has been included in *"Section B of Part VIII—Financial Information on SABMiller"*.

Financial information on BevCo and Bavaria

BevCo's principal asset (held indirectly) is a 71.77% shareholding in Bavaria, a company listed on the Colombian Stock Exchange, which holds the brewing interests of the Bavaria Group. The financial information table on BevCo for the three years ended 31 December 2002, 2003 and 2004 (the "**BevCo Financial Information Table**") included in *"Section A of Part IX—Financial Information on BevCo and Bavaria"* of this document has been prepared in accordance with IFRS, in order to allow comparability between the BevCo Financial Information Table and the 2005 SABMiller Transitional IFRS Information.

The accountants' report (the "**Accountants Report**") on the BevCo Financial Information Table was prepared in accordance with applicable reporting standards in the United Kingdom, being the Standards for Investment Reporting issued by the Auditing Practices Board of the United Kingdom.

In addition to the inclusion of the BevCo Financial Information Table, *"Section B of Part IX—Financial Information on BevCo and Bavaria"* includes consolidated financial information for Bavaria for the six months ended 30 June 2005, prepared in accordance with Colombian Generally Accepted Accounting Principles ("**Colombian GAAP**") (the "**2005 Bavaria Interim Financial Information**"). Historically, Bavaria has prepared its financial information in accordance with Colombian GAAP. The 2005 Bavaria Interim Financial Information has been extracted without material adjustment from the unaudited consolidated interim financial statements of Bavaria for the six months ended 30 June 2005, required by the Colombian stock exchange, and published on 29 July 2005. There are differences between Colombian GAAP and IFRS which might be material to the 2005 Bavaria Interim Financial Information. Accordingly, selected income statement and balance sheet items, extracted from the 2005 Bavaria Interim Financial Information, have been reconciled to IFRS (the "**Unaudited Bavaria Interim GAAP Reconciliation**"). This reconciliation has been included in *"Section C of Part IX—Financial Information on BevCo and Bavaria"*.

Currencies

All references to "pounds", "pounds sterling", "sterling", "£", "pence", "penny" and "p" are to the lawful currency of the United Kingdom. All references to "dollars", "US dollars", "US$" and "cents" are to the lawful currency of the United States. All references to "rand", "R" and "ZAR" are to the lawful currency of the Republic of South Africa. All references to "euro" and "€" are to the lawful currency introduced at the start of the third stage of the European economic and monetary union pursuant to the Treaty establishing the European Community, as amended. All references to "Colombian pesos", "pesos", "COPs" or "Ps," are to Colombian pesos, the lawful currency in Colombia. All references to "Peruvian nuevos soles", "nuevos soles" or "Ns" are to Peruvian nuevos soles, the lawful currency in Peru.

Volume measurements

Unless otherwise stated, volume measurements are stated in hectolitres. References to the beer, sorghum and carbonated soft drink sales volumes and installed capacities of the Group, the Enlarged Group or the Bavaria Group, and rankings based on those volumes and capacities, include the total volumes and capacities of equity-accounted associated undertakings of the Group, the Enlarged Group or the Bavaria Group, other than those associated undertakings where primary responsibility for day-to-day management rests with others.

Trade marks and other proprietary marks

This document contains trade names, trade marks, logos, devices, product names, service names and brands which are proprietary to the Group, the Bavaria Group or the Enlarged Group. Certain other trade names, product names and brands which are referred to in this document are proprietary to others and may be used by the Group and/or Bavaria Group only pursuant to specific contractual arrangements. Other trade names, product names and brands are used for identification purposes only, for example, to indicate specific competitors or competing products.

Other companies

References made to companies and/or groups of companies not forming part of the Group include the companies trading under those names and any affiliates or associates thereof.

Employees

Annualised average numbers of employees include part-time employees on the basis of their full-time equivalents.

Sources of information

The information contained in this document that has been sourced from a third party has been accurately reproduced and, so far as SABMiller is aware, and so far as it is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

The information includes statements contained in this document relating to the market positions and market shares of the Group and Bavaria Group and other companies in individual markets and the respective consumption figures and rates of growth in those markets are, as sometimes stated for emphasis and unless otherwise stated, based on the most recent available beer industry reports relevant to those markets published on a worldwide or country basis by Plato Logic Limited ("**Plato Logic**"), Beer Marketer's Insights, Inc. ("**Beer Marketer's Insights**"), the Beer Institute, Inc. ("**Beer Institute**"), The Economist Intelligence Unit Limited, Impact Databank published by M. Shanken Communications, Inc., Canadean Limited or A C Nielsen.

Although SABMiller believes these sources to be reliable, SABMiller has not independently verified the accuracy or completeness of these materials and, accordingly, SABMiller makes no representation with respect thereto. Similarly, while SABMiller believes that internal research is reliable, this research has not been assessed or confirmed by any independent sources.

Part I—Summary

This Summary should be read as an introduction to this document.

1. BACKGROUND AND INTRODUCTION

This document relates to the proposed Transaction through which SABMiller will obtain control of Bavaria. The approval of the holders of Ordinary Shares in SABMiller is required before the Transaction can be completed. In addition, certain action needs to be taken by SABMiller in order to facilitate the Transaction, including increasing SABMiller's share capital and authorising your Board to issue shares to BevCo LLC which indirectly holds a majority of the shares of Bavaria. Accordingly, this document includes information for shareholders to determine whether or not to vote to approve these matters. Notice of an Extraordinary General Meeting of SABMiller, which is being convened to determine these matters, is also included for this purpose. As a consequence of the Transaction, SABMiller also intends to amend the Altria Relationship Agreement, which it can only do with shareholder approval.

2. THE TRANSACTION

SABMiller will obtain at least 76.39% of the shares of Bavaria. 71.77% of the shares will be obtained through a merger between SABMiller's wholly-owned subsidiary, Racetrack, and BevCo LLC's wholly-owned subsidiary, BevCo, in exchange for the shares in SABMiller which are being issued to BevCo LLC. BevCo LLC is the holding company for the Santo Domingo Group's interest in Bavaria. Agreements have been signed to acquire shares in Bavaria held by affiliates of the Santo Domingo Group (3.67% of Bavaria) and shares in Bavaria held by the International Finance Corporation (0.95% of Bavaria), in each case, for cash pursuant to the minority offers referred to below.

Following Completion, SABMiller will make cash offers to acquire the shares held by the minority public shareholders of Bavaria in Colombia, and the class A voting stock of Unión de Cervecerías Peruanas Backus y Johnston S.A.A. ("**Backus**"), Bavaria's primary listed subsidiary in Peru. Cash offers will also be made to minority holders of voting stock in a number of listed subsidiaries and affiliates of Backus. SABMiller has also agreed to acquire indirectly the minority shareholding in Cervecería Leona S.A. ("**Leona**"), one of Bavaria's operating subsidiaries in Colombia, as well as certain other *de minimis* minority interests in a subsidiary of BevCo, and is required in due course to make offers to acquire the minority interests in two listed subsidiaries of Bavaria in Ecuador. The total cash requirement for these minority transactions is estimated to be approximately US$2.1 billion in aggregate. Assuming that the Minority Transactions are completed in full, minority interests will remain outstanding in certain members of the BevCo Group. Principally, these will consist of minority economic interests of approximately 43% in Backus (Peru) and 8.4% in Cervecería Nacional (Panama).

The Merger Agreement was signed on 18 July 2005 by SABMiller, Racetrack, BevCo LLC and BevCo. Pursuant to this agreement, subject to a number of conditions including SABMiller shareholder approval, BevCo will merge with and into Racetrack, thus giving Racetrack an indirect majority interest in Bavaria. As consideration for this merger, SABMiller will issue to BevCo LLC 225 million Ordinary Shares representing an economic and voting interest of approximately 15.04% in SABMiller. As of 19 July 2005 (the date of announcement of the Transaction), the total implied enterprise value for the full economic interest in Bavaria and all of its subsidiaries and associates was approximately US$7.8 billion.

The BevCo LLC Relationship Agreement will be entered into by SABMiller and BevCo LLC on Completion of the Merger to regulate certain aspects of the relationship between SABMiller and BevCo LLC. Pursuant to this agreement, BevCo LLC will have the right to appoint up to two non-executive directors to the Board of SABMiller subject to the level of its economic interest in SABMiller.

3. RATIONALE FOR THE TRANSACTION

The Board believes that the Transaction represents a unique opportunity to gain ownership of a high quality business built upon strong brands, scale and market leadership in a region with excellent volume and value growth prospects. The Board is confident that SABMiller's successful track-record and experience in the management of comparable operations in developing markets will enable SABMiller to realise significant incremental value by the application of its best operating practices and management techniques.

The Board believes the Transaction enhances SABMiller's exposure to some of the fastest growing beer markets, further diversifies SABMiller's global position and provides a strong growth platform in the region.

The Board unanimously recommends that shareholders approve the Transaction.

4. INFORMATION ON SABMILLER

The Group is:

- the second largest brewer in the world by volume, according to Plato Logic, with a brewing presence in over 40 countries and total lager volumes in the year ended 31 March 2005 of 148 million hectolitres;
- one of the world's most diverse international brewers, with a leading market position in the United States and certain countries in Europe, Central America, Asia and Africa; and
- one of the largest bottlers and distributors of Coca-Cola products outside of the United States, with total CSD volumes (including non-Coca-Cola brand volumes) in the year ended 31 March 2005 of 24 million hectolitres.

The Group's business segments are North America (Miller), Beer South Africa, Europe, Africa and Asia, Central America, Other Beverages Interests and Hotels and Gaming.

The Group has a diverse and comprehensive portfolio of local, regional and global brands. Its major brands include Miller Lite, Miller Genuine Draft, Pilsner Urquell, Castle Lager, Peroni Nastro Azzurro, Tyskie and Snow.

5. INFORMATION ON BAVARIA

The Bavaria Group:

- is the second largest brewer in South America, as well as being the largest brewer in the Andean region with sales volumes of over 26 million hectolitres for the year ended 31 December 2004;
- has 16 breweries, and significant estimated market shares in the beer market of each of its countries of operation: Colombia (99%), Peru (99%), Ecuador (96%) and Panama (79%); and
- has established local brands, a well invested production base and efficient distribution networks.

The Bavaria Group's key brands include Águila, Cristal, Pilsener and Atlas, which are market leaders in Colombia, Peru, Ecuador and Panama, respectively. In addition to its brewing interests, in 2004 the Bavaria Group sold 8 million hectolitres of malt beverages, water, juices, soft drinks and other non-beer beverages.

Bavaria is listed on the Colombian Stock Exchange.

In addition to its own brewing operations in Colombia, the Bavaria Group has a number of majority interests in the region, including a 68.8% interest in Leona (Colombia), a 79.7% voting interest and a 42.4% economic interest in publicly-listed Backus (Peru), a 96% interest in

Compañía de Cervezas Nacionales C.A. (Ecuador), a 74.1% interest in Cervecería Andina S.A. (Ecuador) and a 91.6% interest in Cervecería Nacional S.A. (Panama).

6. AMENDMENTS TO THE ALTRIA RELATIONSHIP AGREEMENT

Separately, it is proposed to amend the Altria Relationship Agreement to grant Altria the right to nominate the same number of representatives for appointment as non-executive directors of SABMiller at the same levels of economic interest as BevCo LLC, and to make a number of other changes to the Altria Relationship Agreement, and certain consequential changes to the Articles of Association of SABMiller. As Altria is a substantial shareholder in SABMiller, the amendment of the Altria Relationship Agreement is a related party transaction for the purposes of the Listing Rules, and the amendment will therefore require the approval of shareholders. Altria's representatives on the Board have not taken part in the Board discussions concerning the amendment, or in the recommendation to shareholders to approve the amendment, and Altria will not vote any of its shares in SABMiller on the resolution to approve the amendment.

Following Completion and assuming full conversion of all of Altria's Convertible Participating Shares into Ordinary Shares, Altria will hold an economic and voting interest of 28.8% in SABMiller.

7. SUMMARY OF HISTORICAL FINANCIAL INFORMATION

7.1 Group

Presented below is summary historical financial information for the Group prepared in accordance with UK GAAP for the years ended 31 March 2003, 2004 and 2005.

	UK GAAP		
	2005 US$m	**2004 US$m**	**2003 US$m**
Turnover	14,543	12,645	8,984
Group operating profit	1,749	1,323	803
Share of profit/(loss) of associates	246	189	126
Amortisation	366	355	271
Operating exceptional items	48	26	70
EBITA	2,409	1,893	1,270
Amortisation	(366)	(355)	(271)
Exceptional items	318	41	(66)
Interest	(167)	(188)	(163)
Profit before tax	2,194	1,391	770
Taxation	(850)	(579)	(349)
Minority interests	(203)	(167)	(125)
Profit for the financial year	1,141	645	296

Presented below is a reconciliation from UK GAAP to IFRS for the year ended 31 March 2005:

	Year ended 31 March 2005		
	UK GAAP US$m	Adjustments US$m	IFRS (unaudited) US$m
Revenue	14,543	—	14,543
Group operating profit	1,749	798	2,547
Share of profit of associates	246	(98)	148
Exceptional items	366	(366)	—
Interest	(167)	24	(143)
Profit before tax	2,194	358	2,552
Taxation	(850)	27	(823)
Minority interests	(203)	(5)	(208)
Profit for the financial year	1,141	380	1,521

7.2 BevCo

Presented below is summary historical financial information for BevCo prepared in accordance with IFRS for the years ended 31 December 2002, 2003 and 2004:

	IFRS		
	2004 US$m	2003 US$m	2002 US$m
Revenue	2,779	2,434	1,494
Group operating profit	552	426	271
Share of profit/(loss) of associates	1	(2)	3
Interest	(142)	(165)	(213)
Profit before tax	411	259	61
Taxation	(115)	(45)	(7)
Minority interests	(145)	(120)	(30)
Profit for the financial year	151	94	24

8. RISK FACTORS

Investors should consider the risks associated with the Transaction. These risks include:

- Failure to achieve the anticipated levels of growth in Bavaria
- Political, social and economic instability in the markets in which Bavaria operates
- The introduction of new competition in the markets in which Bavaria operates

Investors should consider the risks normally associated with companies of a similar nature to the Enlarged Group. These risks include:

- The Enlarged Group's future capital needs may require that the Enlarged Group seek debt financing, refinancing or additional equity funding which may not be available
- Natural and other disasters
- Fluctuations in exchange rates
- The Enlarged Group operates in many developing markets, which exposes it to certain political and economic risks in these markets

- Inability to influence effectively the Enlarged Group's strategic partnerships
- The Enlarged Group is exposed to the risks of economic recession and to falls in per capita income which could adversely effect the demand for its products
- Failure to identify, develop and retain the Enlarged Group's current and future global management capability
- Increased competition in the Enlarged Group's markets
- The jurisdictions in which the Enlarged Group operates may adopt regulations that could increase costs and liabilities or could limit business activities
- Tax and excise costs in excess of existing provisions may arise from fiscal reforms, discriminatory excise taxes and restrictive legislative environment
- Increasing restrictions on the marketing, distribution and sale of alcohol
- Exposure to the risk of litigation
- The Enlarged Group is subject to environmental regulation by national, state and local agencies, including, in certain cases, regulations that impose liability without regard to fault
- Change in the competition regulations in certain jurisdictions in which the Enlarged Group has a leading market share
- Availability of raw materials
- Certain of the Enlarged Group's operations depend on independent distributors to sell its products
- Dependance on sole suppliers for some of the Enlarged Group's key materials
- If any of the Enlarged Group's products are found to contain contaminants, the Enlarged Group may be subject to product recalls or other liabilities which could cause it to incur significant additional costs
- The Enlarged Group's results of operations depend heavily on maintaining good relations with its workforce
- The high incidence of HIV/AIDS in certain of the developing markets in which the Enlarged Group operates
- The Enlarged Group is reliant on the reputation of its brands and the protection of its intellectual property rights
- Adverse weather conditions may reduce the demand for the Enlarged Group's products
- Failure to achieve combined benefits.

Part II—Risk Factors

You should carefully consider the risks and uncertainties described below, in addition to the other information in this document. These risks and uncertainties are not the only ones facing SABMiller, Bavaria and the Enlarged Group; additional risks and uncertainties not presently known to SABMiller, Bavaria and the Enlarged Group, or that SABMiller now believes are immaterial, could also impair the businesses of the Enlarged Group. If any or a combination of these risks actually occurs, the business, financial condition and operating results of the Enlarged Group could be adversely affected. If this occurs, the price of the Ordinary Shares could decline.

1. RISKS RELATED TO THE TRANSACTION

Failure to achieve the anticipated levels of growth in Bavaria.

As in any transaction, SABMiller has made certain assumptions about the future growth prospects of Bavaria in order to reach an appropriate price for the Transaction. It is possible that for reasons outside the control of SABMiller, these assumptions may prove to be incorrect, and as a result the Transaction may not generate the anticipated level of return. Such reasons include the growth and stability of the economies in which Bavaria operates, positive and negative consumer trends towards consumption of beer and soft drinks, the introduction of new or increased competition in the markets in which Bavaria operates, fluctuations in exchange rates and the introduction of new laws, regulations, taxes or duties, all of which might adversely impact the performance of the business.

Political, social and economic instability in the markets in which Bavaria operates.

The performance of the Bavaria business is sensitive to the economic, social and political situations in the markets in which Bavaria operates. In particular, these economies may not grow in the manner envisaged at the time of the Transaction, and may suffer from recession, high rates of inflation, real currency devaluation, problems in the local debt market making the availability of funds either difficult or more expensive, which could all adversely affect the demand for Bavaria's products, the prices customers can pay, or the costs of operating its business. Similarly, social and political instability, terrorism and violence, the influence of local guerrilla groups and other paramilitary activity and unpredictable governing regimes may negatively impact these economies and/or the general operating environment for the Bavaria Group, the extent of which could not have been predicted at the time SABMiller entered into the Transaction. These risks may impose additional costs on the Bavaria Group, including enhanced security to protect Bavaria's production facilities and personnel against possible attacks as well as increased insurance premiums.

The introduction of new competition in the markets in which Bavaria operates.

Bavaria is a company which has high market shares in the markets in which it operates. Bavaria is therefore particularly at risk from the introduction of new and/or increased competition in these markets, which may have the effect of reducing the prices of Bavaria's products, increasing certain of its costs (such as marketing costs), reducing the demand for Bavaria's products, or reducing the availability of raw materials or suitable distributors or retailers.

2. RISKS RELATING TO THE ENLARGED GROUP

The Enlarged Group's future capital needs may require that the Enlarged Group seek debt financing, refinancing or additional equity funding which may not be available.

From time to time, the Enlarged Group may be required to raise additional funds for its future capital needs or refinance its current funding through public or private financing, strategic relationships or other arrangements. There can be no assurance that the funding, if needed, will be available on attractive terms, or at all. Furthermore, any additional financing

arrangements may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. The Enlarged Group's failure to raise capital when needed could have a material adverse effect on the business of the Enlarged Group.

Natural and other disasters.

The Enlarged Group's business and operating results could be impacted by social, technical or physical risks such as earthquakes, hurricanes, flooding, fire, power loss, loss of water supply, telecommunications failures, labour disputes, political instability, military conflict and uncertainties arising from terrorist attack, including a global economic slowdown, the economic consequences of any military action and associated political instability.

Fluctuations in exchange rates.

The majority of the Enlarged Group's business is transacted in euros, rand, sterling, US dollars, Colombian pesos, Peruvian Nuevos soles and other local currencies. The principal currency of the Enlarged Group is and will remain the US dollar, although dividends are also payable in sterling and rand. The Enlarged Group seeks to manage currency exposure wherever possible through hedging and funding activity. In each country of operation the Enlarged Group generates revenues and incurs costs primarily in local currency. Fluctuations in the relative values of these currencies, or of any local currency considered to be linked to the US dollar (including in Ecuador), may adversely affect the results of the Group when translated into US dollars.

The Enlarged Group operates in many developing markets, which exposes it to certain political and economic risks in these markets.

A substantial proportion of the Enlarged Group's principal operations are in developing markets, including South Africa, China, India, Tanzania, Botswana, certain emerging European markets and South America. In particular, a significant proportion of the Enlarged Group's earnings come from its beer and other operations in South Africa.

The Enlarged Group's operations in these markets are subject to the usual risks of operating in developing countries, which include potential political and economic uncertainty, application of exchange controls, nationalisation or expropriation, empowerment legislation and policy, crime and lack of law enforcement, political insurrection, external interference, labour unrest, currency fluctuations, inflation, economic recession and changes in government policy. Such factors could affect the Enlarged Group's results by causing interruptions to its operations or by increasing the costs of operating in those countries or by limiting the ability of the Enlarged Group to extract profits from those countries.

Moreover, the economies of developing countries are often affected by developments in other emerging market countries and, accordingly, adverse changes in developing markets elsewhere in the world, including as a result of the recent military action in Iraq and the continued instability in the Middle East region, could have a negative impact on the markets in which the Enlarged Group operates.

Inability to influence effectively the Enlarged Group's strategic partnerships.

A proportion of the Enlarged Group's global portfolio consists of strategic partnerships in new or emerging markets such as China. There are challenges in influencing these diverse cultures to ensure that the Enlarged Group integrates these business interests successfully into its wider global portfolio.

The Enlarged Group is exposed to the risks of economic recession and to falls in per capita income which could adversely effect the demand for its products.

The Enlarged Group is exposed to the risks of either a global recession or a recession in one or more of its key markets. The effect would be to lower revenues and reduce income. For the

beer business, a recession could adversely affect demand for beer, and therefore the prices that can be achieved for beer in the relevant market, which would result in the deterioration of results of the Enlarged Group's operations.

Beer consumption in many of the countries in which the Enlarged Group operates is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale price of the Enlarged Group's products.

Besides moving in concert with changes in per capita income, beer consumption also increases or decreases in accordance with changes in disposable income. Currently, disposable income is low in many of the countries in which the Enlarged Group operates (including, in particular, those countries in which Bavaria operates) relative to disposable income in more developed countries. Any further decrease in disposable income resulting from an increase in income taxes, the cost of living, or other factors would likely adversely affect demand for beer.

Failure to identify, develop and retain the Enlarged Group's current and future global management capability.

In order to develop, support and market its products, the Enlarged Group must hire and retain skilled employees with particular expertise. The implementation of the Enlarged Group's strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees.

Increased competition in the Enlarged Group's markets.

Although the Enlarged Group has a leading position in the beer market in a number of its core markets, it is subject to actual competition from new entrants and from substitute beverages. There can be no assurance that the Enlarged Group's future profitability will not be materially adversely affected by significant increases in advertising and promotion costs, loss of sales volume, price discounting, changes in taxation or a combination of these and other factors. Other brewers and beverage companies may seek to compete with the Enlarged Group in its core markets.

The jurisdictions in which the Enlarged Group operates may adopt regulations that could increase costs and liabilities or could limit business activities.

The Enlarged Group's business is highly regulated by the European Union ("**EU**"), other national and local government entities and, in the case of Miller, is subject to extensive regulation in the United States by federal, state and quasi-governmental authorities. These regulations govern many parts of the Enlarged Group's operations, including brewing, marketing and advertising, transportation, distributor relationships and sales. There can be no assurance that the Enlarged Group will not incur material costs or liabilities in connection with its compliance with current applicable regulatory requirements or that such regulations will not interfere with, restrict or affect the Enlarged Group's businesses.

The level of regulation to which the businesses of the Enlarged Group are subject can be affected by changes in the public perception of beer consumption. Governmental bodies may respond to any public criticism by implementing further regulatory restrictions on opening hours, drinking ages or advertising. Such steps could adversely affect the sale and consumption of beer and have a material adverse effect on the Enlarged Group's business, financial condition and results of operations.

Tax and excise costs in excess of existing provisions may arise from fiscal reforms, discriminatory excise taxes and restrictive legislative environment.

Various legislative authorities in those countries in which the Enlarged Group operates from time to time consider proposals to impose additional excise and other taxes on the production and sale of alcoholic beverages, including beer. Changes in such duties applicable to the Enlarged Group's products affect the prices at which they are sold. Increases in the levels of excise and other tax (either on an absolute basis or relative to the levels applicable to other alcoholic beverages) could have a significant adverse impact on sales volumes. In addition, there is no assurance that the operations of the Enlarged Group's breweries and other facilities will not become subject to increased taxation by national, local or foreign authorities. Changes in corporate income tax rates or regulations on repatriation of dividends and capital would also adversely affect the Enlarged Group's cash flow and its ability to distribute earnings to the Enlarged Group.

Increasing restrictions on the marketing, distribution and sale of alcohol.

In recent years, there has been increased social and political attention directed at the alcoholic beverage industry, particularly in the United States. SABMiller believes that this attention is the result of public concern over alcohol-related problems, including drunk driving, underage drinking and health consequences of the misuse of alcohol. Such public concerns and any resulting restrictions may cause consumption trends to shift away from beer and flavoured malt beverages ("**FMBs**") to non-alcoholic beverages. If, as a result, the social acceptability of beer or FMBs were to decline significantly, sales of the Enlarged Group's products could materially decrease.

Exposure to the risk of litigation.

Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of alcohol. In particular, SABMiller, together with its subsidiary, Miller, in common with other participants in the beer and spirits industries in the US, is a co-defendant in a rising number of putative class action lawsuits alleging that the defendants have intentionally targeted the marketing of certain alcoholic beverage brands at persons under the legal drinking age. The plaintiffs allege several causes of action, including violations of state consumer protection laws, unjust enrichment, negligence and civil conspiracy. The complaints seek, on behalf of undefined classes of parents and guardians, an injunction and unspecified money damages (including fines, punitive damages and disgorgement of profits). The Enlarged Group intends to continue vigorously defending these lawsuits. As these are relatively new developments, there are not yet meaningful bases on which the potential for liability and any quantum of penalty or damages can be determined. If any of the litigation mentioned above resulted in fines, damages or reputational damage to SABMiller or any member of the Enlarged Group or its brands, this could have a material adverse effect on the Enlarged Group.

The Enlarged Group is subject to environmental regulation by national, state and local agencies, including, in certain cases, regulations that impose liability without regard to fault.

The Enlarged Group's operations are subject to environmental regulation by national and local agencies. These can result in liability which might adversely affect the operations of the Enlarged Group. The environmental regulatory climate in the markets in which the Enlarged Group operates is becoming stricter, with greater emphasis on enforcement. It is anticipated that, in the medium to long term, environmental controls will be brought up to the same standards as those existing in the United States and Western Europe.

While the Enlarged Group has budgeted for future capital and operating expenditures to maintain compliance with environmental laws and regulations, there can be no assurance that

the Enlarged Group will not incur any environmental liability or that applicable environmental laws and regulations will not change or become more stringent in the future.

Change in the competition regulations in certain jurisdictions in which the Enlarged Group has a leading market share.

In many of the countries in which the Enlarged Group operates, including in Africa, the US, Europe and South America, the Enlarged Group has a leading position in the local beer markets. There can be no assurance that the introduction of new competition regulations in these markets would not have a material adverse effect on the Enlarged Group's business.

Availability of raw materials.

The supply and price of raw materials used to produce the Enlarged Group's products can be affected by a number of factors beyond its control, including the level of crop production around the world, export demand, government regulations and legislation affecting agriculture, adverse weather conditions, economic factors affecting growth decisions, various plant diseases and pests. The Enlarged Group cannot predict future availability or prices of the products and materials required for its products. The markets in the relevant commodities have experienced and will continue to experience price fluctuations. The foregoing may affect the price and availability of ingredients which the Enlarged Group uses to produce its products.

Certain of the Enlarged Group's operations depend on independent distributors to sell its products.

Certain of the Enlarged Group's operations, including Miller, are highly dependent on independently-owned wholesale distributors for distribution of its products for resale to retail outlets. There can be no assurance that these distributors, who often act both for the Enlarged Group and its competitors, will not give the Enlarged Group's competitors' products higher priority, thereby reducing their efforts to sell the Enlarged Group's products. In addition, the regulatory environment of many states in the United States makes it very difficult to change distributors. In most cases, poor performance by a distributor is not grounds for replacement. Consequently, the inability of the Enlarged Group to replace unproductive or inefficient distributors could have a material adverse effect on the Enlarged Group's business.

Dependence on sole suppliers for some of the Enlarged Group's key materials.

Certain companies within the Enlarged Group currently purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of any of these suppliers without sufficient time to develop an alternative source could cause the Enlarged Group to spend increased amounts on such supplies in the future.

If any of the Enlarged Group's products are found to contain contaminants, the Enlarged Group may be subject to product recalls or other liabilities which could cause it to incur significant additional costs.

The Enlarged Group takes precautions to ensure that its beverage products are free from contaminants. Such precautions include quality control programmes for primary materials, the production process and the Enlarged Group's final products. The Enlarged Group has established procedures to correct detected problems. Although the Enlarged Group has not had problems in the past with contamination of any of its products, in the event that contamination occurs in the future, it may lead to business interruption, product recalls or liabilities, each of which could have an adverse effect on the Enlarged Group's business, reputation, prospects, financial condition and results of operations. Although the Enlarged Group maintains insurance policies against certain of these risks, it may not be able to enforce its rights in respect of these policies and, in the event contamination occurs, any amounts that the Enlarged Group does recover may not be sufficient to offset any damage it may suffer.

The Enlarged Group's results of operations depend heavily on maintaining good relations with its workforce.

The success of the Enlarged Group depends upon maintaining good relations with its workforce. Management believes that the Enlarged Group's relations with its employees and unions are satisfactory. A substantial majority of the Enlarged Group's workforce in various of its operations is unionised. Any work stoppages or strikes could adversely affect the Enlarged Group's ability to operate its businesses. There can be no assurance that any increase in labour costs would not have a material adverse effect on the Enlarged Group's business.

The high incidence of HIV/AIDS in certain of the developing markets in which the Enlarged Group operates.

The incidence of HIV/AIDS infection in developing markets, especially sub Saharan Africa, is high and prevalence rates are forecast to increase over the next decade, particularly throughout Africa, India and China. Those at risk may include both the Enlarged Group's employees, giving rise to increased sickness and disability costs for the Enlarged Group, and customers and consumers, resulting in a reduction in sales. There can be no assurance that the incidence of HIV/AIDS infection in the markets in which the Enlarged Group operates will not have a material adverse effect on the Group's business.

The Enlarged Group is reliant on the reputation of its brands and the protection of its intellectual property rights.

An event, or a series of events, that materially damaged the reputation of one or more of the Enlarged Group's brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. The Enlarged Group has invested considerable effort in protecting its brands, including the registration of trade marks and domain names. If the Enlarged Group is unable to protect its intellectual property, any infringement or misappropriation could materially harm its future financial results, and ability to develop its business.

Adverse weather conditions may reduce the demand for the Enlarged Group's products.

Demand for the Enlarged Group's products may be affected by adverse weather conditions, especially in the summer months, when unseasonably cool or wet weather can affect sales volumes and therefore the results of the Enlarged Group's operations.

Failure to achieve combined benefits.

There can be no assurance that two groups, when combined, will be able to achieve the anticipated benefits at the time the transaction is agreed, which may be exacerbated when integrating two companies situated in different countries. Numerous systems and processes often must be integrated, such as those relating to management information, purchasing, accounting and finance.

Part III—Letter from the Chairman of SABMiller

SABMiller plc SABMiller House Church Street West Woking Surrey GU21 6HS United Kingdom
Tel +44(0)1483 264000 Fax +44(0)1483 264117

Dear Shareholder

I am delighted to inform you that on 19 July 2005, we announced a major investment through a transaction involving the Santo Domingo Group, in which SABMiller will obtain a 71.77% controlling interest in Bavaria. As consideration, SABMiller will issue 225 million new SABMiller Ordinary Shares, amounting to some 15.04% of the enlarged ordinary share capital of SABMiller. Following the share issue, we will make cash offers to acquire the remaining 28.23% of Bavaria and certain other minority interests held by the Bavaria Group.

As of the announcement date, the total implied enterprise value for the full economic interest in Bavaria and all of its subsidiaries and associates, was approximately US$7.8 billion.

Bavaria is the second largest brewer in South America and has leading market positions in Colombia, Peru, Ecuador and Panama. Its main brands in each of these countries are Águila, Cristal, Pilsener and Atlas respectively. Bavaria's business is highly complementary to SABMiller's, and will provide access to a major additional source of profitable growth in one of the beer industry's most strategically important and fastest growing regions.

The Board believes that this Transaction represents a unique opportunity for SABMiller to gain a strong position in one of the fastest growing beer markets and further improves SABMiller's global strategic position. Over two thirds of the world beer volume growth to 2010 is expected to come from 12 countries and, with the inclusion of Bavaria, our market share in these countries will increase from approximately 11% to approximately 13%. As a result of the Transaction, SABMiller will acquire a high quality business which is built upon strong brands, scale and market leadership. The Board is confident that SABMiller's successful track-record and experience in the management of operations in developing markets will enable it to realise significant incremental value through application of our best operating practices and management techniques.

The Transaction will further diversify SABMiller's operating profile, increasing South America's pro forma EBITA contribution to 21% compared with 34% in South Africa, 16% in the US, 16% in Europe and 13% in Africa and Asia. We expect that the Transaction will be pro forma earnings per share accretive, before cost and revenue synergies, for the financial year ending 31 March 2006. Additionally, annual cost synergies and operating improvements are estimated to reach US$120 million by March 2010 and we also anticipate substantial profit improvements from revenue enhancement initiatives over the same period. The Board is confident that the projected return from the Transaction is comfortably in excess of its cost of capital and that the Transaction will generate positive economic profit by the fifth or sixth full financial year of ownership.

The Board is very excited about the benefits that the Transaction will bring to SABMiller and its shareholders. Accordingly, the Board believes that the Transaction is firmly in the best interests of all of our shareholders, unanimously recommends the Transaction to you, and urges you to

Head Office: One Stanhope Gate London W1K 1AF United Kingdom
Registered Office: SABMiller House Church Street West Woking Surrey GU21 6HS United Kingdom
Incorporated in England and Wales (Registration Number 3528416)

vote in favour of it. We look forward to welcoming the employees and management of Bavaria into our Group.

In view of the size of the Transaction, it is conditional upon the approval of SABMiller shareholders, and an Extraordinary General Meeting has been convened for 7 October 2005. Our largest shareholder, Altria, has already expressed to the Board its full support for the Transaction.

The resolutions to be proposed at the meeting include resolutions to approve the Transaction and the related issue of Ordinary Shares as well as the entry by SABMiller into a relationship agreement with the Santo Domingo Group. There will be a separate resolution to make some changes to our arrangements with Altria which have been proposed as a result of the Transaction. These amendments will grant Altria the right to nominate the same number of representatives for appointment as non-executive directors of SABMiller at the same levels of economic interest as the Santo Domingo Group, and will ensure a degree of equality of treatment between Altria and the Santo Domingo Group as significant non-portfolio shareholders of SABMiller. At the same time, SABMiller is taking the opportunity to make a number of other changes to the Altria Relationship Agreement to remove a number of provisions which have expired in accordance with their terms.

As Altria is a substantial shareholder in SABMiller, the amendment of the Altria Relationship Agreement is a related party transaction for the purposes of the Listing Rules, and the amendments will therefore require the approval of shareholders. Altria's representatives on the Board have not taken part in the discussions concerning the amendments, or in the recommendation to shareholders to approve the amendments, and Altria will not vote any of its shares in SABMiller on the resolution to approve the amendments.

Consequential changes are also being proposed to the Articles of Association of SABMiller, including the conversion of all of Altria's Convertible Participating Shares into Ordinary Shares.

Further Detail on the Transaction

I would like to draw your attention in particular to "*Part IV—Rationale For and Principal Terms of the Transaction*" which follows this letter.

However, the entirety of this document contains important information and I strongly encourage you to read it.

Admission

The Transaction is conditional, among other things, on admission to listing and trading of the new Ordinary Shares that are to be issued to the Santo Domingo Group as consideration. Admission is subject to submission to and review by the FSA of a document containing information regarded by the FSA as being equivalent to that of a prospectus. That document is being prepared and, subject to approval by the FSA, admission is expected to take place on 12 October 2005.

Board matters

Following Completion, the Santo Domingo Group will have the right to nominate two non-executive Directors for appointment to the Board. If the Santo Domingo Group exercises this right, these Directors will not be "independent" for the purposes of the Combined Code and, as a result, half of the Board (excluding the Chairman) will not be "independent". The Board believes this departure from the Combined Code is justified in light of the strategic importance of the Transaction.

Extraordinary General Meeting

To approve the Transaction, and to confer on your Board the necessary authorities and powers to complete the Transaction, an Extraordinary General Meeting has been convened for 11.00 am on 7 October 2005 at the Four Seasons Hotel, Hamilton Place, Park Lane, London W1A 1AZ. Additional information about, and directions to, the Four Seasons Hotel can be found on pages 250 and 251 of this document. Notice of the Extraordinary General Meeting is set out on pages 232 to 237 of this document. Further information on the resolutions to be proposed at the Extraordinary General Meeting, including the proposed amendments to the Altria Relationship Agreement, is set out in the Explanatory Note on pages 238 to 241 of this document.

Action to be taken

You are warmly invited to attend our Extraordinary General Meeting. If you are unable to attend, you will be able to exercise your right as a shareholder to vote by completing and returning the enclosed form of proxy not later than 11.00 am (London time) on 5 October 2005. Shareholders registered on the United Kingdom section of the register should return the form of proxy to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. Shareholders registered on the South African section of the register who hold certificated Ordinary Shares should return the form of proxy to Computershare Investor Services Limited, 70 Marshall Street, Johannesburg, PO Box 61051, Marshalltown 2107, South Africa. The completion and return of the form of proxy will not prevent you from attending and voting in person should you so wish.

Beneficial owners of Ordinary Shares contained in the South African section of the register who have immobilised their holdings of Ordinary Shares in the context of STRATE and are holding such shares through a CSDP or broker must provide their CSDP or broker in good time with their voting instructions, in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker, should they not wish to attend the Extraordinary General Meeting in person. The enclosed voting instruction form may be used for this purpose. If, however, such shareholders wish to attend the Extraordinary General Meeting in person, they should contact their CSDP or broker in good time to obtain a letter of representation to enable them to do so.

The results of the polls will be announced to the London Stock Exchange and JSE as soon as practicable following the meeting and will also be published on SABMiller's website at *http://www.sabmiller.com*.

Recommendations

As to the amendments to the Altria Relationship Agreement

(a) **The Board, which has been so advised by Merrill Lynch, SABMiller's independent adviser, considers the terms of the amendments to the Altria Relationship Agreement and the consequential changes to SABMiller's Articles of Association to be fair and reasonable as far as the shareholders are concerned. In providing advice to the Board, Merrill Lynch has taken into account the Board's assessment of the commercial merits of the amendments. The Board considers the terms of the amendments to be in the best interests of shareholders in SABMiller as a whole.**

The Board recommends shareholders to vote in favour of the resolution to approve the amendments to the Altria Relationship Agreement, as the Directors intend to do in respect of their own beneficial shareholdings amounting, in aggregate, to 2,321,027 Ordinary Shares, representing approximately 0.21% of SABMiller's current issued ordinary share capital.

Altria's representatives on the Board, Mr Bible and Ms De Lisi, have not participated in the discussions concerning, or considered, the amendments, and have not taken part in the

recommendation to shareholders to approve the amendments. Altria will not vote on the resolution to approve the amendments, and has undertaken to take all reasonable steps to ensure that its associates will not vote on the resolution. Neither Mr Bible nor Ms De Lisi holds any Ordinary Shares in SABMiller.

As to the Transaction

(b) The Board, which has been advised by Merrill Lynch, SABMiller's financial adviser, considers the terms of the Transaction to be fair and reasonable to SABMiller. In providing advice to the Board, Merrill Lynch has taken into account the Board's assessment of the commercial merits of the Transaction. The Board considers the Transaction to be in the best interests of shareholders in SABMiller as a whole.

Accordingly, the Board unanimously recommends shareholders in SABMiller to vote in favour of the resolutions to approve the Transaction and related matters, as the Directors intend to do in respect of their own beneficial shareholdings amounting, in aggregate, to 2,321,027 Ordinary Shares, representing approximately 0.21% of SABMiller's current issued ordinary share capital.

In addition, subject to the approval by shareholders of the amendments to the Altria Relationship Agreement, Altria has agreed to vote any Ordinary Shares and Convertible Participating Shares held by it in favour of the resolutions to approve the Transaction and related matters to be proposed at the Extraordinary General Meeting. As at 31 August 2005, Altria owned 262,588,976 Ordinary Shares and 167,411,024 Convertible Participating Shares representing approximately 24.94% of the voting rights in SABMiller.

Yours truly

Meyer Kahn
Chairman

Part IV—Rationale For and Principal Terms of the Transaction

1. Background and introduction

On 19 July 2005, SABMiller announced a major investment in South America through a transaction with BevCo LLC, an entity affiliated with the Santo Domingo Group, whereby SABMiller will obtain a majority interest in Bavaria S.A. ("**Bavaria**") (the "**Merger**"), further improving its balanced geographic spread of earnings between fast growing developing markets and more developed, cash generative markets. As consideration for the Merger, SABMiller will issue to BevCo LLC 225 million new Ordinary Shares (the "**New SABMiller Shares**") and will obtain a 71.77% indirect interest in Bavaria.

Following the Merger, BevCo LLC will hold Ordinary Shares of SABMiller that have an economic interest of approximately 15.04% of the Enlarged Group.

Based on SABMiller's volume weighted average historical closing share price and the average £/US$ exchange rate between 6 July 2005 and 15 July 2005, the reference period agreed between the parties, Bavaria had an implied equity value of US$4.8 billion.

Following completion of the Merger, SABMiller will make cash offers to acquire the outstanding minority interests in Bavaria, and will also indirectly acquire the outstanding minority interest in Cervecería Leona S.A. ("**Leona**"), a non-wholly owned subsidiary of Bavaria in Colombia and will make cash offers to acquire the minority interests in certain other BevCo subsidiaries. Assuming full acceptance of these offers, the total cash requirement for the acquisition of the minority interests is expected to amount to approximately US$2.1 billion. This is expected to be financed through existing resources. Including net debt of approximately US$1.9 billion as at 31 December 2004, the total implied enterprise value for the full economic interest in Bavaria and all of its subsidiaries and associates was approximately US$7.8 billion on 19 July 2005, the date of announcement of the Transaction. The gross assets of the BevCo Group as at 31 December 2004 amounted to US$5.047 billion.

Altria has expressed to the Board of SABMiller its full support for the Merger, and, subject to the approval by shareholders of certain amendments to the Altria Relationship Agreement, has signed an irrevocable undertaking agreeing to vote any Ordinary Shares and Convertible Participating Shares held by it in favour of the resolutions to approve the Transaction and related matters to be proposed at the Extraordinary General Meeting. As at 31 August 2005, Altria owned Ordinary Shares and Convertible Participating Shares representing approximately 24.94% of the voting rights in SABMiller. A separate resolution is being proposed at the Extraordinary General Meeting to approve the amendments to the Altria Relationship Agreement, on which Altria will not vote.

In view of its size, the Merger is conditional upon the approval of the shareholders. An Extraordinary General Meeting (the "**Extraordinary General Meeting**") has been convened for 7 October 2005.

2. Rationale for the Transaction

The Board believes that the Transaction represents a unique opportunity to gain ownership of a high quality business built upon strong brands, scale and market leadership in a region with excellent volume and value growth prospects. The Board is confident that SABMiller's successful track-record and experience in the management of comparable operations in developing markets will enable SABMiller to realise significant incremental value by the application of its best operating practices and management techniques.

The Transaction enhances SABMiller's exposure to some of the fastest growing beer markets, further diversifies SABMiller's global position, and provides a strong growth platform in the region.

Attractiveness of Bavaria

Bavaria is the second largest brewer in South America by volume with estimated leading market positions in the beer markets of Colombia (99%), Peru (99%), Ecuador (96%) and Panama (79%) where its key brands are Águila, Cristal, Pilsener and Atlas, respectively. The strength of these market shares is supported by strong brand portfolios, well invested production facilities and widespread distribution networks. SABMiller believes that these factors, combined with regional topography, a good management team and Bavaria's scale and cost leadership, are important strengths of Bavaria.

Bavaria provides access to a major additional source of value and volume growth in one of the global beer industry's most profitable, strategically important and fastest growing regions. Volumes of beer consumption in Bavaria's markets are forecast to grow at 4% over the next five years, well in excess of the global industry average of approximately 2%. This superior growth is based on:

- favourable population growth forecasts;
- a good economic outlook in the Andean region with a real GDP five year CAGR of 3.8%; and
- the current low per capita consumption of these markets when compared to both historical levels and the South American average.

Improving the business

Bavaria has been well managed and is highly profitable, and the Board of SABMiller firmly believes that the strengths of Bavaria can be further developed in tandem with SABMiller's management. SABMiller's management has an outstanding record in developing and managing businesses in high growth emerging markets, and of successfully introducing best operating practices, including realising scale efficiencies, reducing costs and increasing its share of the value chain. Significant value may be created within Bavaria by focusing upon specific management practices to improve further quality and effectiveness.

Improvements in performance are expected to be achieved by harnessing a number of approaches and initiatives. These initiatives will include:

- Beverage category leadership

  Improving the success of the Enlarged Group's brands through new marketing initiatives, upgrade of brand identities and packaging, increase in marketing investment, upgrade of returnable bottle quality, and better retail price management.

- Enhanced brand portfolio development

  Maximising beer market coverage by deploying SABMiller's marketing expertise, developing differentiated and distinctive brand identities and using full brand portfolio management to exploit consumer and price segments.

- Distribution channel management

  Improving brand equity and sales volume through increased presence and relevance at point of sale by building understanding of diverse consumers, channels and occasions, and by segmenting retail channels and allocating resources accordingly.

- Pricing management

  Leveraging stronger point of sale and merchandising relationships to better manage pricing and achieve unit revenue improvement in line with brand equities while constraining retail consumer pricing. In addition, by introducing more sophisticated pricing differentials and leveraging greater understanding of price and income elasticities.

- Operational efficiencies

  Improving procurement processes and discipline, reducing packaging fixed costs and rationalising distribution to generate savings.

Annual cost synergies and operating improvements are estimated to reach US$120 million by March 2010. SABMiller also expects substantial profit improvements from revenue enhancement initiatives over the same period. The SABMiller regional headquarters will be in Bogota, Colombia. Mr. Barry Smith, who has extensive experience in SABMiller's South African, Polish and US subsidiaries, will head the regional group.

The Transaction brings wider benefits to SABMiller

Apart from the positive characteristics of the existing Bavaria business and the opportunity to further improve the Bavaria business performance, the Transaction brings other wider benefits to SABMiller:

- Gains leading positions in fast-growing markets

  SABMiller's growth position relative to its key competitors is further enhanced by the expected superior beer consumption growth in Bavaria's four main markets and the leading position that Bavaria has established in those markets. Over two thirds of the world beer volume growth to 2010 is expected to come from 12 countries and, with the inclusion of Bavaria, SABMiller's market share in these countries will increase from approximately 11% to approximately 13%.

- Provides SABMiller with a strong growth platform in South America

  The Transaction, added to SABMiller's existing Central American operations, provides the Group with a material base of growth, scale and brands to compete more effectively in South America. It also provides a strong platform from which to create value through further potential consolidation in the region and to exploit value opportunities unique to South America across both the beer and soft drinks industries.

- Enhances SABMiller's geographical diversification

  Bavaria provides a further profit pool to diversify SABMiller's operating profile. Following the Transaction, the South American region is expected to contribute 21% of the Enlarged Group's EBITA compared with 34% in South Africa, 16% in the US, 16% in Europe and 13% in Africa and Asia. Currency risk is also diversified with SABMiller's rand exposure reduced by approximately 18% on a EBITA basis.

- Strengthens SABMiller's global strategic position

  Strengthens SABMiller's position as a leading global market player with critical mass across regions and 12% worldwide market share.

3. Principal terms

3.1 Summary of the principal terms of the Merger Agreement

Under the Merger Agreement, BevCo, a wholly owned subsidiary of BevCo LLC, will be merged with and into Racetrack, a wholly owned subsidiary of SABMiller (the "**Merger**"), and Racetrack will thereby obtain indirect control over 71.77% of the outstanding shares in Bavaria. As consideration for the Merger, SABMiller will issue to BevCo LLC 225 million Ordinary Shares (the "**New SABMiller Shares**"), representing an economic interest of approximately 15.04% in SABMiller. Completion of the Merger is conditional on, among other things, the approval of SABMiller's shareholders, and on there having been no material adverse change in the businesses of SABMiller or of Bavaria between the date of the Merger Agreement and Completion. SABMiller has agreed that if the Transaction is not approved by SABMiller

shareholders, SABMiller will pay to BevCo LLC up to US$20 million as reimbursement for fees and expenses of BevCo LLC and its direct and indirect affiliates in connection with this Transaction. A fee of US$100 million (less any amounts paid pursuant to the reimbursement of expenses) will be paid if the Transaction is not approved by SABMiller's shareholders in circumstances where, before the Extraordinary General Meeting, any person has made an offer for SABMiller, or has proposed any other business transaction or combination involving SABMiller which is conditional upon the Merger not being completed or if SABMiller's Board of directors withdraws or modifies, or proposes to withdraw or modify, its recommendation to SABMiller's shareholders to vote in favour of the Transaction.

Further details of the Merger Agreement are set out in *"Part XI—Summary of the Transaction Documents"*.

3.2 Summary of the principal terms of the BevCo LLC Relationship Agreement

SABMiller and BevCo LLC will enter into the BevCo LLC Relationship Agreement at Completion under which BevCo LLC will have the right to nominate two representatives as non-executive directors of SABMiller, subject to the level of its economic interest in SABMiller, and will agree not to sell any shares in SABMiller for a five year period, subject to certain exceptions, including the right to sell one-fifth of BevCo LLC's shareholding in any rolling twelve month period for the third to the fifth years of the five year period, subject to orderly market arrangements (which also apply to all other permitted disposals).

The BevCo LLC Relationship Agreement has no fixed term but ceases to apply if BevCo LLC no longer has the right to nominate any representatives as non-executive directors of SABMiller.

Further details of the BevCo LLC Relationship Agreement are set out in *"Part XI—Summary of the Transaction Documents"*.

3.3 Minority Interests

Following Completion and pursuant to the Merger Agreement, SABMiller, either directly or through a subsidiary, has agreed to make a public tender offer (the "**Colombian Minority Offer**") for all of the outstanding shares in Bavaria not then held directly or indirectly by BevCo at an expected cash price of US$19.48 and an additional public tender offer in Colombia at a price determined under Colombian law, if requested by a shareholder within six months of Completion. Assuming full acceptance of the Colombian Minority Offer, the total cash requirement will be approximately US$1.4 billion. SABMiller has also agreed to indirectly acquire the outstanding 31.2% minority interest in Leona, a non-wholly owned subsidiary of Bavaria in Colombia, for US$176 million in cash on Completion, as well as certain other *de minimis* minority interests for approximately US$20 million in cash.

SABMiller will be required by Peruvian securities law to make mandatory tender offers for all of the outstanding class A voting stock in Backus (other than the 79.7% already held directly or indirectly by Bavaria) and its listed subsidiaries and affiliates within three months following Completion. These offers will be required to be made at not less than the fair value as determined by an independent investment bank. SABMiller has entered into a tender agreement with Cheswick Commercial S.A. ("**Cheswick**"), which holds approximately 20% of the class A voting stock in Backus, pursuant to which SABMiller has agreed to effect a cash offer within 45 business days following Completion to acquire Cheswick's shareholding in Backus at a price of US$27.00 per Backus share (adjusted to US$25.35 to reflect a recent recapitalisation of Backus). The cash requirement for the acquisition of the class A voting stock in Backus held by Cheswick will be US$470 million. The total value of the minority voting shares in Backus, excluding the Cheswick stake, and of those in its listed subsidiaries and affiliates, was estimated at US$20 million at the date of announcement of the Transaction.

Following Completion, SABMiller, either directly or indirectly through a subsidiary, also intends in due course to effect public tender offers for all of the outstanding ordinary shares of both

Bavaria's listed subsidiaries in Ecuador which are not owned by Bavaria (the "**Ecuadorian Offers**"). The price at which the Ecuadorian Offers will be made and their timing has yet to be determined.

The aggregate of the price payable in respect of the Ecuadorian Offers, together with the total value of the minority voting shares in Backus, excluding the Cheswick stake, and of those in Backus's listed subsidiaries and affiliates, was estimated at US$91 million at the date of announcement of the Transaction, and is not considered as material in the context of the Transaction.

There is no guarantee or certainty that the Minority Transactions will be completed in full. Even if the Minority Transactions are not completed in full, the BevCo Group will continue to control the relevant entities as before.

Assuming that the Minority Transactions are completed in full, minority interests will remain outstanding in certain members of the BevCo Group. Principally, these will consist of minority economic interests of approximately 43% in Backus (Peru) and 8.4% in Cervecería Nacional (Panama).

Further details of the Minority Transactions are set out in *"Part XI—Summary of the Transaction Documents"*.

3.4 Amendments to the Altria Relationship Agreement and consequential amendments to SABMiller's Articles of Association

As noted above, a separate resolution is being proposed at the Extraordinary General Meeting to approve certain amendments to the Altria Relationship Agreement. These amendments will grant Altria the right to nominate the same number of representatives for appointment as non-executive directors of SABMiller at the same levels of economic interest as BevCo LLC, and will ensure a degree of equality of treatment between Altria and BevCo LLC as significant non-portfolio shareholders of SABMiller. At the same time, SABMiller is taking the opportunity to make a number of other changes to the Altria Relationship Agreement to remove a number of provisions which have expired in accordance with their terms.

As Altria is a substantial shareholder in SABMiller, the amendment of the Altria Relationship Agreement is a related party transaction for the purposes of the Listing Rules, and the amendments will therefore require the approval of shareholders. Altria's representatives on the Board have not taken part in the discussions concerning the amendments, or in the recommendation to shareholders to approve the amendments, and Altria will not vote any of its shares in SABMiller on the resolution to approve the amendments.

If the amendments are not approved by shareholders, Altria will not be bound to vote in favour of the resolution to approve the Transaction, but if Altria does nonetheless vote in favour of that resolution, SABMiller has agreed to use all reasonable efforts to obtain approval of the amendments at the next meeting of SABMiller shareholders.

Consequential changes are also being proposed to the Articles of Association of SABMiller, including the conversion of all of Altria's Convertible Participating Shares into Ordinary Shares.

Following Completion, assuming full conversion of all of Altria's Convertible Participating Shares into Ordinary Shares, Altria will hold 430,000,000 Ordinary Shares, representing 28.8% of the enlarged issued Ordinary Share capital. The Board believes that these amendments will not change the substance of SABMiller's relationship with Altria.

Further details of the amendments to the Altria Relationship Agreement and consequential amendments to SABMiller's Articles of Association are set out in *"Part XI—Summary of the Transaction Documents"* and *"Part XV—Explanatory Note on the Resolutions to be proposed at the EGM"*.

4. Management

The SABMiller regional headquarters for South America will be in Bogota, Colombia. Barry Smith, a senior member of SABMiller's executive team, will be appointed to head the regional group. Mr Smith is currently an Executive Vice President at Miller and was previously Managing Director of SABMiller's subsidiary in Poland. SABMiller intends to establish a regional board to discuss strategy and key operating issues, the consolidated results of the region and to explore and evaluate consolidation opportunities in the beverage sector.

Following Completion, BevCo LLC will have the right to nominate two representatives as non-executive directors of SABMiller. If BevCo LLC exercises this right, these directors will not be "independent" for the purposes of the Combined Code and, as a result, half of the Board (excluding the Chairman) will not be "independent". SABMiller believes that this departure from the Combined Code is justified in light of the strategic importance of the Transaction. Further details of the Board arrangements following Completion are set out in the summary of the BevCo LLC Relationship Agreement in *"Part XI—Summary of the Transaction Documents"*.

5. Financial reporting

SABMiller will continue to publish financial statements denominated in US dollars, and, with effect from the financial year ending on 31 March 2006, will begin to publish financial statements prepared in accordance with IFRS. The financial year-end will continue to be 31 March. SABMiller's interim results prepared in accordance with IFRS for the six months ending 30 September 2005 are due to be announced on 10 November 2005.

6. Current trading and prospects

The Board announced the following on 28 July 2005:

"The group has achieved a good start to the financial year, with the financial and volume performance for the first quarter to 30 June being in line with our expectations at the time of our preliminary results announcement in May of this year. All of our major businesses have contributed towards an increase in adjusted earnings per share for this period when compared with the prior year.

"In North America, Miller's US domestic sales to retailers (STRs) increased by 1.0% over the prior year, reflecting the continued growth of the Miller Lite brand in a weak and competitive industry trading environment. Miller Lite performance was partially offset by a net reduction in the volume of other brands but within these the Milwaukee's Best and High Life franchises achieved growth.

"Total regional beverage volumes in Central America were in line with the prior year. However, as expected, excise and competitive pressures continued to impact our beer business, with volumes lower than the prior year.

"Our Europe business has produced good results with organic lager growth of some 6% across the division. Most of our European operations have seen volume and share growth in the quarter led by Poland and driven primarily by marketing and sales initiatives.

"The Africa & Asia business achieved organic growth in lager volume of some 15%, principally due to improved trading conditions in certain of our China regions and in Tanzania and Mozambique. In Africa, our lager volumes grew, despite the Botswana currency devaluation, and the business continues to post volume growth in carbonated soft drinks.

"In South Africa, beer volumes were in line with the prior year on a comparable basis (adjusting for the transfer of management responsibility to the Africa division for exports to Angola during 2004) despite poor trading conditions in April, which were subsequently off-set by improved trading in May and June. April's volume performance was also impacted by the absence of an Easter period. Soft drinks volumes showed strong growth, rising by some 6% during the period."

Part V—Information on SABMiller

1. BUSINESS OVERVIEW

1.1 Principal Activities

The Group is:

- the second largest brewer in the world by volume according to Plato Logic, with a brewing presence in over 40 countries and total lager volumes in the year ended 31 March 2005 of 148 million hectolitres;
- one of the world's most diverse international brewers, with leading market positions in the United States and certain countries in Europe, Central America, Asia and Africa; and
- one of the largest bottlers and distributors of Coca-Cola products outside of the United States, with total CSD volumes (including non-Coca-Cola brand volumes) in the year ended 31 March 2005 of 24 million hectolitres.

The Group has a diverse and comprehensive portfolio of local, regional and global brands. Its major brands include Miller Lite, Miller Genuine Draft, Pilsner Urquell, Castle Lager, Peroni Nastro Azzurro, Tyskie Gronie and Snow.

The combination of the Group's cash-generative US and South African businesses with its leading international businesses provides ancillary and potential benefits in terms of cross-selling international premium brands such as Pilsner Urquell, Miller Genuine Draft and Peroni Nastro Azzurro, margin enhancement through implementation of "best practices" and continuing benefits of economies of scale. The Board believes that the Group has the global scale, geographic balance, quality brand portfolio, extensive distribution network and financial strength to enhance its competitiveness.

The Group's brewing operations, together with the bottling of Coca-Cola products, form the foundation of the Group's international beverage business. Coca-Cola bottling operations are carried out within the Africa and Asia, Central America and Other Beverage Interests business segments. The Group's relationship with The Coca-Cola Company is important to its beverage business and the Board believes that the relationship is an open and constructive one.

The Group has continued its strategy of focusing on beverages with the recognition of the non-core nature of Hotels and Gaming and the sale of a majority interest in the Hotels and Gaming business segment to local empowerment partners in South Africa in 2003.

For the year ended 31 March 2005, the Group's turnover (including share of associates' turnover) was US$14,543 million. EBITA before exceptional items grew by 27% to US$2,409 million.

1.2 Overview of the Group's history

SABMiller traces its origins back to 1895 when its earliest predecessor company was registered in London by a syndicate of investors from the United Kingdom and South Africa who had raised an initial capital of £350,000. In 1898, a predecessor company of SABMiller was listed on the London Stock Exchange, having first been listed on the Johannesburg Stock Exchange in 1897. In 1970, its primary listing was moved to the Johannesburg Stock Exchange and it maintained a secondary listing on the London Stock Exchange until 26 February 1999. In 1999, SABMiller moved its primary listing back to London, raising £300 million in international markets, and retained a secondary listing on the Johannesburg Stock Exchange.

SABMiller's main interest has been in the beer and beverage industries and has embarked on several major expansions in its history since the launch of Castle Lager in 1898. The growth of

its brand portfolio and international footprint through acquisitions and joint ventures has accelerated since 1999.

SABMiller continues to grow and now the Group employs over 40,000 people and operates in over 40 countries around the world, providing a wide range of beverage products.

In 1949, the Group embarked on a major expansion programme, involving significant investments in breweries, small hotels and pubs in South Africa. In 1951, the Group transferred its head office from London to Johannesburg. After punitive excise duties were imposed by the Government in the early 1950s, putting pressure on prices and profits and leading to a decline in beer volumes, a merger of the three largest South African brewers, the Group, Ohlsson's and Chandlers Union Breweries, took place.

The expansion of the Group's South African beer interests during the 1960s was marked by the Group's commencement of brewing under licence of Guinness and Amstel in 1964 and 1965, respectively. The Group also began brewing Carling Black Label during this period. Competition from the Group in brewing and production led in 1979 to the exit of SABMiller's main competitors and a realignment of the South African liquor industry. SABMiller's wines and spirits interests were limited to minority holdings in each of SFW and Distillers Corporation, in exchange for the acquisition by the Group of the beer interests of the Rembrandt group of companies, its leading competitor, giving the Group almost all of the South African beer market.

The South African political environment, its effect on the liquor industry in South Africa and the restrictions imposed by growing trade and financial sanctions led to the Group expanding domestically from the 1960s to the 1990s into CSDs, hotels and gaming and various manufacturing and retail industries. Having first invested in the South African CSD market by its acquisition of a stake in Schweppes CSDs in 1925, the Group, through Amalgamated Beverage Industries ("**ABI**"), opened its first CSD canning plant in 1970 and commenced bottling Coca-Cola in 1977. In 1969, the Group rationalised its hotel interests in South Africa and launched its Southern Sun brand.

In 1974, the Group began its diversification into mass market retailing with the acquisition of OK Bazaars, followed by the acquisition of Edgars Consolidated Stores Ltd. ("**Edcon**") in 1982. Its interest in Plate Glass and Shatterprufe Industries Limited was acquired in 1992. In 1979, the Group moved into fruit juices by its acquisition of a 49% interest in Appletiser SA, which it has subsequently increased to 100%. In 1988, the Group made its first brewing acquisition in Europe when it purchased Compañia Cerveçera de Canarias S.A. ("**CCC**") in the Canary Islands. An investment in Hungary followed in 1993.

After South Africa's first democratic elections in 1994, the African continent opened up to the Group and it quickly followed with investments in Mozambique, Tanzania, Zambia and, more recently, in Kenya, Uganda and Ghana. The mid-1990s saw a rapid expansion of the Group's beer interests into Central and Eastern Europe—Poland, Romania, Slovakia and Russia—and into China. The past few years have also seen a refocusing of the Group with management indicating that the Group's core interests are now beverages. Pursuant to this strategy, the Group has now disposed of all of its retail and manufacturing operations and in 2003 disposed of a majority interest in the Hotels and Gaming business segment to local empowerment partners in South Africa.

Significant corporate transactions

The significant corporate transactions conducted by the Group since SABMiller's listing in London in 1999 were as follows:

(a) **1999**—The Group acquired a controlling interest in Pilsner Urquell and Radegast, the leading brewers in the Czech Republic. In addition, Kompania Piwowarska S.A. was formed

following the merger of Lech Browary Wielkopolski S.A. in Poznan and Browary Tyskie Górny Slask S.A. in Tychy.

(b) **2000**—The Group entered the Indian market by acquiring Narang Breweries.

(c) **2001**—SABMiller raised US$600 million in the international capital markets through the issue of US$600 million 4.25% convertible bonds, and later in the year, raised a further US$420 million through a private placement of new equity shares. The Group became the first international brewer to enter Central America when it acquired the Honduran brewer, Cervecería Hondureña S.A. ("**CHSA**"), which it contributed to a joint venture with a local family consortium in El Salvador, which in turn contributed its Salvadoran beverages business, which comprised the sole brewer and largest soft drinks bottler and water business in El Salvador.

(d) **2002**—The Group acquired 100% of Miller from Altria (the "**Miller Transaction**") and changed its name to SABMiller (see paragraph 2.1 of *"Part XII—Additional Information"* for details of the Miller Transaction). Upon the acquisition, SABMiller became the second largest brewer (by volume) in the world.

(e) **2003**—SABMiller raised a total of US$2 billion in its debut issue in the corporate bond markets, with a three part issue of US$600 million 5 year notes and US$1.1 billion 10 year notes by Miller Brewing Company, and US$300 million 30 year notes by SABMiller. In addition, the Group concluded its first significant investment in Western Europe in the Italian market with the acquisition of a majority interest in S.p.A. Birra Peroni ("**Birra Peroni**"). The Group also made a strategic investment in Harbin Brewery Group Limited in China, acquiring a 29.6% stake. Also the Group contributed its Indian operations into a joint venture with Shaw Wallace Group.

(f) **2004**—On 3 June 2004, the Group received US$211 million in cash for its share in the Harbin Brewery Group Limited, resulting in a substantial profit.

In July 2004, the Group disposed of its remaining 11.2 million shares (or 21% holding) in Edcon by way of a global private placement.

During October 2004, China Resources Snow Breweries Limited ("**CR Snow**") acquired Lion Nathan's Chinese brewing interests in the Yangtze River Delta region.

In December 2004, the Group acquired all of the shares that it did not already own in its South African soft drinks subsidiary, ABI, for a total cash consideration of approximately US$597 million including costs, pursuant to a scheme of arrangement.

In December 2004, SABMiller announced that it was exercising its right to call for the redemption of all of its US$600 million 4.25% Guaranteed Convertible Bonds that remained in issue. In accordance with the terms upon which those bonds were issued, all of the bondholders (or the Trustee acting on their behalf) elected to convert their bonds into Ordinary Shares, which resulted in SABMiller issuing a further 69,057,697 Ordinary Shares and all of the bonds being cancelled.

(g) **2005**—In February 2005, the Group agreed to an accelerated exercise by the shareholders of Birra Peroni of their put options, and as a result SABMiller increased its stake in its Italian subsidiary Birra Peroni, acquiring another 39.8% of the company, and taking its total shareholding to 99.8%.

In May 2005, SABMiller announced that its Indian subsidiary, MBL Investments Limited ("**Mysore**"), had acquired the Shaw Wallace Group's 50% interest in the brewing operations of the Group's Indian joint venture. Mysore now owns 99% of the brewing operations with the balance of shares held by third party minority investors. These operations constitute India's second largest brewer.

In July 2005, SABMiller announced that its wholly-owned subsidiary Pilsner Urquell Investments B.V. ("**PUI**") had initiated a buy out process to acquire the remaining 3%

interest held by minority shareholders in Plzenský Prazdroj, a.s. Following the transaction, which was formally approved at an Extraordinary General Meeting on 26 August 2005, PUI will be the sole shareholder in Plzenský Prazdroj, a.s. It is expected that the transaction will be concluded by the end of October 2005 subject to certain legal approvals.

1.3 Financial highlights

	Years ended 31 March		
	2005 US$m	2004 US$m	2003 US$m
Turnover	14,543	12,645	8,984
Group operating profit	1,749	1,323	803
Share of profit/(loss) of associates	246	189	126
Amortisation	366	355	271
Operating exceptional items	48	26	70
EBITA	2,409	1,893	1,270
Amortisation	(366)	(355)	(271)
Exceptional items	318	41	(66)
Interest	(167)	(188)	(163)
Profit before tax	2,194	1,391	770
Taxation	(850)	(579)	(349)
Minority interests	(203)	(167)	(125)
Profit for the financial year	1,141	645	296

(1) The above results were prepared in accordance with UK GAAP and have been extracted without material adjustment from the statutory accounts of SABMiller for the years ended 31 March 2005 and 31 March 2004.

On 5 July 2005, in preparation for the transition to IFRS, SABMiller published its first publicly available IFRS information (the "**2005 SABMiller Transitional IFRS Information**"). The announcement set out the basis of preparation of IFRS information and included an income statement for the year ended 31 March 2005, an extract of which is reproduced below. The complete announcement can be found in *"Section B of Part VIII—Financial Information on SABMiller"*.

	Year ended 31 March 2005		
	UK GAAP US$m	Adjustments US$m	IFRS (unaudited) US$m
Revenue	14,543	—	14,543
Group operating profit	1,749	798	2,547
Share of profit/(loss) of associates	246	(98)	148
Exceptional items	366	(366)	—
Interest	(167)	24	(143)
Profit before tax	2,194	358	2,552
Taxation	(850)	27	(823)
Minority interests	(203)	(5)	(208)
Profit for the financial year	1,141	380	1,521

(1) Group operating profit is after operating exceptional items.

1.4 Strategy

To achieve profitable growth as a leading player in the global beer market:

- In the near term, the Group looks mainly to its strong, established operations in South Africa, the rest of Africa, Europe and, slightly further ahead, Central America. These are markets with many years of organic growth still ahead of them;
- in the medium term, additional growth will come from turn-arounds at the Group's recent big acquisitions, Miller and Birra Peroni, which have the potential to produce strong, sustainable profits;
- for the longer term, the Group is building on its positions in the large, emerging markets of China and India, both of which are capable of generating much greater value. Depending on economic growth, there may also be opportunities in Africa; and
- in the longer term, the Group also expects to see a natural consumer drift towards higher value, international brands. The global platform will give the Group the ability to distribute and develop its own portfolio of international premium beers, so securing a further source of earnings.

1.5 Competitive strengths

Leading market positions

The Group is the world's second largest brewer by volume and is one of the largest bottlers and distributors of Coca-Cola products outside the United States. Group companies occupy a top two market position by volume in 20 countries and the Group is one of the major players in the rapidly consolidating brewing industry. Group companies hold the number two position in the two largest markets for beer globally, China and the United States. The US market accounts for the largest profit pool in the beer market and the Chinese market is among the fastest growing markets globally in terms of volume. The Group enjoys a leading position in South Africa, with a 98% market share by volume. The Group also holds strong market positions in the countries in which it operates in Central Europe, Central America, Asia and Africa, and in Western Europe the Group's subsidiary, Birra Peroni, is the second largest brewer, by volume, in the Italian market, according to Plato Logic.

Strong and comprehensive brand portfolio

The Group has a broad portfolio of local beer brands and has more beer brands in the top 50 world ranking than any other brewer, according to Plato Logic. The Group has more than 150 brands and very strong regional and local market positions. Management believes that Miller Genuine Draft, Pilsner Urquell and Peroni Nastro Azzurro provide the Group with a strong international brand portfolio well placed to capture growth.

Geographic diversification

Management believes that the Group has a well balanced spread of operations in over 40 countries with an attractive balance between fast growing developing markets and cash generative developed markets.

Strong financial profile and cash flow generation with conservative financial policies

The Group has traditionally maintained a strong financial profile and has consistently implemented conservative financial policies. The Group has negative working capital requirements, strong interest cover and relatively low capital expenditure requirements. The Group maintains a strong liquidity position with cash balances and short-term investments totalling US$1.143 billion and access to undrawn committed borrowing facilities in excess of US$1.69 billion as at 31 March 2005, allowing the Group a high degree of financial flexibility.

Highly experienced management team

The current management team is highly experienced and is recognised within the industry for successfully driving the Group's strong growth in recent years through organic growth and acquisitions.

1.6 Licences

The brand portfolio of Beer South Africa includes the licensed brand, Amstel. Within Europe, Compañía Cerveçera de Canarias (in the Canary Islands) brews Carlsberg under licence, Plzeňský Prazdroj a.s. (in the Czech Republic) brews Birell under licence, Dreher (in Hungary) brews Hofbräu and Tuborg under licence, Kaluga (in Russia) brews Holsten under licence and Birra Peroni (in Italy) brews Kronenbourg and Tourtell under licence. Miller imports and markets Foster's under licence in the United States. Central America, ABI and certain businesses of the Group in African countries are reliant for their Coca-Cola businesses on franchise agreements with The Coca-Cola Company.

1.7 The Group overview by business segment

	Years ended 31 March		
	2005 US$m	2004 US$m	2003 US$m
Turnover			
North America (Miller)	4,892	4,778	3,408
Beer South Africa	2,522	1,964	1,270
Europe	2,909	2,420	1,583
Africa and Asia	1,937	1,555	1,209
Central America	521	531	514
Other Beverage Interests	1,473	1,171	788
Hotels and Gaming	289	226	212
	14,543	12,645	8,984
Operating Profit(1)			
North America (Miller)	261	189	75
Beer South Africa	708	522	338
Europe	419	327	239
Africa and Asia	363	288	219
Central America	48	31	10
Other Beverage Interests	250	186	120
Hotels and Gaming	79	52	42
	2,128	1,595	1,043

(1) Operating profit is stated before exceptional items and central administration costs, and includes SABMiller's share of the profit of associates.

(2) The above results were prepared in accordance with UK GAAP and have been extracted without material adjustment from the statutory accounts for the years ended 31 March 2005 and 31 March 2004.

1.8 New products, research and development

Whilst the Group does not incur any material research and development expenditure, it continues to invest in new products and processes, as well as new technologies to improve overall operational effectiveness. The Group's scientific research continues to yield solid progress in brewing, raw materials, new products and brands, packaging and in proprietary technologies.

2. NORTH AMERICA (MILLER)

2.1 Overview

Miller is the second-largest brewing company, by volume, in the United States, which has the second highest volume of beer consumption and the highest brewing profits of any country in the world.

Miller competes in every major segment of the US malt beverage category with a broad spectrum of products. Major brands include Miller Lite in the premium light segment, Miller Genuine Draft in the premium regular segment, Miller High Life in the near premium segment and Milwaukee's Best in the budget category.

The import segment brands include Pilsner Urquell, Peroni Nastro Azzurro and Foster's.

2.2 Market

The US is, by volume, the second largest beer-consuming country in the world. Shipments grew from 2000 to 2004 at a compound annual rate of 0.7%, largely due to favourable demographic trends in the important 21 to 27 age group. Industry volumes have, however, been sluggish in recent times largely due to an increasing threat from distilled spirits and wine. Premium and above-premium categories (including the premium light, premium regular, import, specialties and malternatives categories) account for nearly 75% of industry volume. The principal channels for the sale of beer in the US are both on-premise outlets, such as bars and restaurants, and off-premise outlets, such as convenience stores, supermarkets and liquor stores. In recent years, the price of beer in the US has generally increased at a greater rate than the US Consumer Price Index ("**CPI**"). The three year average of beer CPI (2.9%) exceeded the overall CPI three year average (2.2%) while both the CPI for spirits and for wine increased at a rate below overall CPI. The current pricing environment has seen significant discounting taking place as Anheuser-Busch attempts to regain lost market share and Miller responds accordingly.

From 2000 to 2004, consumption trends in the United States have shifted away from below-premium categories, in which Miller has historically been strongly represented, towards the premium light and imports segments, as illustrated by the following table:

Category	Volume 2004 (millions of hectolitres)	Volume 2000 (millions of hectolitres)	CAGR 2000–2004 %
Premium & Above–Light	92.19	77.85	4.3%
Premium & Above–Regular	45.58	55.22	(4.7)%
Sub Premium	46.40	50.71	(2.2)%
Imports	27.99	22.99	5.0%
Malternatives	6.05	4.22	9.4%
Malt Liquor	6.08	6.92	(3.2)%
Ice	8.33	8.57	(0.7)%
Domestic Specialties	7.74	7.16	2.0%
Other	1.53	1.90	(5.3)%
Total	241.89	235.54	0.7%

Source: Beer Marketer's Insights

Miller's primary competitors in the US are Anheuser-Busch and Molson Coors, the number one and number three brewers in the US, respectively. In 2004, Anheuser-Busch accounted for 49.6% of total industry shipment volumes, while Miller and Molson Coors accounted for 18.5% and 10.2% of total industry shipment volumes, respectively. The remainder of total industry

shipment volume was accounted for by numerous other domestic and international brewers, each with less than 4% of the total market.

Management believes that Miller is able to compete effectively in the US because of the quality and taste profile of its products and its diverse brand portfolio.

2.3 Operations

Miller produces, packages and distributes all of the beer it sells in the US, with the exception of Pilsner Urquell, Foster's, Presidente, Tyskie and Peroni Nastro Azzurro, which it imports. Miller also performs contract brewing, packaging and shipping for other malt beverage companies. On 30 April 1999, Miller entered into a new contract brewing agreement with Pabst, expiring in April 2009, under which Miller brews Pabst beer and malt-based beverage brands for sale by Pabst. In addition, Miller sells its products in various countries outside the United States through export, licensing and contract brewing arrangements with other Group companies, foreign brewers and distributors.

For the year ended 31 March 2005, Miller's volume, excluding contract brewing, was 47.4 million hectolitres, of which domestic sales and sales outside the US accounted for 94% and 6%, respectively. Including contract brewing, Miller's volume for the year ended 31 March 2005, was 58.0 million hectolitres.

2.4 Products

In the year ended 31 March 2005, Miller marketed a total of 12 brands with volumes exceeding 500,000 hectolitres each. Miller's brand portfolio is divided between the premium light, premium regular, near premium and budget. Miller manages its brand portfolio to optimise the growth and profit characteristics of its overall business.

Miller's four core brand families—Miller Lite (premium light segment), Miller Genuine Draft (premium regular segment), Miller High Life (near premium segment) and Milwaukee's Best (budget segment)—collectively accounted for approximately 85% of Miller's total domestic shipments excluding contract brewing, with an aggregate domestic volume for the year ended 31 March 2005 of 37.8 million hectolitres. Miller plans to continue to invest in and grow its core brand families through more focused marketing and improved packaging initiatives.

Foster's is the largest import brand in Miller's portfolio with domestic shipments for the year ended 31 March 2005 of 0.6 million hectolitres. Miller has an agreement with Foster's USA, LLC (in which it has an effective 50.1% interest) to import and market Foster's beer in the United States until 31 December 2017.

Miller's regional brands include Icehouse, Olde English, Mickey's, Leinenkugel's and Weinhard's. Miller manages these brands for profitable growth in local markets.

Miller also brews under contract with the goal of enhancing capacity utilisation while generating increased profitability. In 1999, Miller entered into a new 10-year contract brewing arrangement with Pabst. Under the arrangement, Miller brews substantially all of Pabst's major brands, including Old Milwaukee, Colt 45, Pabst Blue Ribbon, Stroh's, Schlitz, Schaefer, Lone Star and Old Style. In addition to the Pabst brands, Miller currently contract brews for other malt beverage producers. In the year ended 31 March 2005, Miller's contract brewing volumes were 10.6 million hectolitres, of which Pabst brands accounted for the substantial majority. Miller does not rely on any company outside the Group for the use of trademarks relating to its core US beer brands, other than its Foster's import brand.

2.5 Marketing, sales and distribution

Miller actively markets its products to legal drinking age consumers and utilises the full spectrum of media outlets, including television, radio, print, billboard and on-line advertising. Approximately 62% of Miller's direct marketing budget in the year ended 31 March 2005 was

allocated to media-related projects, with an emphasis on television advertising for the Miller Lite brand (which has attracted considerable consumer interest, particularly with the 21 to 27 year old target audience).

Management believes that Miller's budget for marketing is sufficient for its purposes, though management expects to continue to review the manner in which the marketing budget is spent and, if necessary, to reallocate the marketing budget across different brands or geographic areas in order to ensure the most effective marketing campaigns and spending.

The US brewing industry operates under a three-tier distribution system, consisting of brewers, distributors and retailers. The system was created in 1935 by the United States Federal Alcohol Administration Act. Under these laws, no brewer or distributor can require retailers to sell exclusively that brewer's or distributor's products. Furthermore, brewers and distributors are generally prohibited from owning any interest in a retailer and ownership of distributors by brewers is generally limited and is strictly prohibited in several states.

As a result of this framework, the wholesale distribution system in the United States is highly fragmented. However, increasing consolidation is being driven by distribution economies of scale and efficiencies gained through larger delivery sizes and an improved portfolio of brands. With the exception of a minority stake in beer distributorships in Milwaukee, Wisconsin and New York, New York, Miller does not own interests in any distributorships.

Since 1994, Miller's distribution has been consolidating. The number of distributors carrying Miller products was reduced from 631 in 1994 to 446 by the end of 2004. This nationwide network of independent distributors currently delivers Miller brands to both on-premise and off-premise retail accounts. As a result of brand acquisitions over the years, Miller has assumed additional distributors that do not service the Miller trademark brands. A total of 131 additional distributors service only a variety of the Foster's, Pilsner Urquell, Peroni Nastro Azzurro, Olde English, Hamm's, Henry Weinhard's and Mickey's brands for Miller. Miller continues to pursue integration of these brands from the 131 distributors into the distributors of Miller trademark products. In an effort to continuously improve the retail execution, Miller has implemented performance measurement systems to enhance distributor accountability and drive better business results.

2.6 Manufacturing and properties

The Board believes that Miller has efficient operations with geographically balanced production facilities that provide effective national coverage. As at 6 June 2005 (the date of approval of the 2005 SABMiller Annual Report), Miller operated eight breweries in the United States that have an aggregate annual capacity of 61.8 million hectolitres. The average utilisation rate for these breweries for the year ended 31 March 2005 was 90%.

With the exception of the brewery in Albany, Georgia (which is leased to a subsidiary of Altria and sub-leased to Miller), Miller owns all of its breweries. Miller has an option to buy the Albany brewery in 2010 for a nominal consideration. Miller also owns a hops-processing facility in Watertown, Wisconsin, and leases warehouse space that is primarily used for importing Foster's. Domestic production is shipped directly from Miller's breweries to its distributors.

2.7 Employees

Miller's average number of employees for the year ended 31 March 2005 was 5,760 compared to 5,696 for the year ended 31 March 2004 and to 6,079, the annualised average for the year ended 31 March 2003. Almost all of Miller's current employees are located in the United States.

3. BEER SOUTH AFRICA

3.1 Overview

Beer South Africa is the founding business of the Group and has been operating since 1895. It is the leading brewer in South Africa and competes in every segment of the brewing industry. Major brands include Castle Lager, Carling Black Label, Castle Milk Stout and Hansa Pilsener.

3.2 Market

According to Plato Logic 2004, South Africa is the 11th largest beer market in the world by volume, and Beer South Africa is the only major brewer with a substantial presence in that market. In 2004, Beer South Africa's sales represented approximately 98% of total beer consumption in South Africa and 59% by volume, of the total market for all alcoholic beverages in South Africa. Beer South Africa's market share of the flavoured alcoholic drink ("**FAD**") segment increased significantly in the three years to 31 March 2005.

Beer South Africa's main competition is from other liquor products, including wines, spirits and sorghum beer. Since the beginning of 2001, there has been, according to AC Nielsen, an upward price movement in low priced wine, which has reduced its attraction as an alternative to beer. The increasing urbanisation of the South African population has also resulted in a move from sorghum to clear beer.

3.3 Operations

The principal activity of Beer South Africa is the production, marketing and distribution of beer throughout South Africa. In the year ended 31 March 2005, Beer South Africa sold 25.9 million hectolitres of beer.

3.4 Products

Beer South Africa has 13 brands. The four mainstream brands are Castle Lager, Carling Black Label, Castle Milk Stout and Hansa Pilsener, with Castle Lager being the flagship brand in the mainstream segment. Amstel Lager, which is brewed and sold by Beer South Africa in South Africa under licence from Amstel Brouwerij B.V., a company within the Heineken group, is the premium brand leader in South Africa. The current Amstel licence agreement runs until 31 July 2008, after which either party can terminate on at least 12 months' written notice. Miller Genuine Draft, Pilsner Urquell, Peroni Nastro Azzurro and Castle Lite constitute the balance of the premium brand portfolio. Sterling Light Lager is positioned in the light beer segment, and Beer South Africa's other brands, Redd's Premium Cold, Redd's Premium Dry and Brutal Fruit represent Beer South Africa in the FAD segment.

3.5 Marketing, sales and distribution

Beer South Africa maintains an extensive distribution network throughout South Africa comprising 42 depots, 10 independent distributorships and an expanding network of owner-drivers. The owner-driver initiative has enabled Beer South Africa to reduce delivery fleet sizes

and head-count and to benefit from higher delivery volumes from motivated entrepreneurial drivers.

Beer South Africa sells to approximately 24,000 licensed customers who are in turn licensed to sell beer for either on-premise or off-premise consumption. However, there are also an estimated 136,000 unlicensed taverns (shebeens) in South Africa. Beer South Africa does not sell directly to these shebeens but estimates that over half its beer is redistributed to shebeens through other informal channels. A major government initiative is underway to regulate the unlicensed trade.

3.6 Manufacturing and properties

The following table sets out Beer South Africa's breweries and their respective annual brewing capacities as at 6 June 2005:

Brewery Location	Annual Brewing Capacity (millions of hectolitres)
Alrode, Gauteng	7.5
Chamdor, Gauteng	2.4
Ibhayi, Eastern Cape	2.3
Newlands, Western Cape	4.2
Polokwane, Limpopo Province	1.7
Prospecton, KwaZulu Natal	5.3
Rosslyn, Gauteng	7.3
Total	30.7

Source: SABMiller

In order to ensure world-class standards of production, Beer South Africa's breweries are regularly upgraded and refurbished and brewing capacity is continually under review. Six of the seven breweries are designed to be expanded at a low incremental cost.

Beer South Africa also has two malting plants and one hop-processing plant.

3.7 Employees

Beer South Africa's average number of employees for the year ended 31 March 2005 was approximately 5,773.

4. EUROPE

4.1 Overview

The Group operates in eight countries in Europe with 18 lager beer breweries.

At the end of 2004, the Group held the number one or two market position, by volume, in six of the eight European countries in which it operated, according to Plato Logic, and held a firm position in the worthmore sector of the growing Russian market. The Group's earnings in Europe are principally derived from its operations in the Czech Republic and Poland.

The markets are divided into lower per capita consumption markets, where the emphasis is on volume growth, such as Poland, Romania and Russia, and higher per capita consumption markets, such as the Czech Republic, Hungary and Slovakia, where the emphasis is on revenue and margin enhancement.

In June 2003, the Group made its first major investment in Western Europe, with the acquisition of a majority interest in Birra Peroni, which is the second largest brewer by volume in Italy.

4.2 Operations

Details of the Group's beer operations in Europe are shown in the table below:

Country	Number of breweries	Total beer volumes year ended 31 March 2005 (millions of hectolitres)	Total annual brewing capacity as at 6 June 2005 (millions of hectolitres)
Canary Islands	2	1.0	1.3
Czech Republic	3	8.2	9.3
Hungary	1	2.1	2.9
Italy	3	4.2	5.0
Poland	3	10.3	12.0
Romania	4	2.9	3.1
Russia[1]	1	3.7	3.9
Slovakia	1	1.3	1.5
Total	18	33.7	38.9

(1) Since 6 June 2005, the annual brewing capacity in Russia has been increased to 4.7 million hectolitres, the increase in capacity having been commissioned on 14 July 2005.

Source: SABMiller

4.3 Employees

The Group's average number of employees in Europe for the year ended 31 March 2005 was approximately 11,424.

4.4 Czech Republic

In December 1999, SABMiller acquired from Nomura International plc an effective 51% interest in Plzeňský Prazdroj, a.s. and Pivovar Radegast, a.s., two Czech brewers, for US$336 million. Following the exercise of two call options in November 2000 and March 2001, resulting in a total investment of US$668 million, SABMiller has an effective 97% interest in these businesses.

In July 2005, SABMiller announced that its wholly owned subsidiary Pilsner Urquell Investments B.V. (**"PUI"**) had initiated a buy out process to acquire the remaining 3% interest held by minority shareholders in Plzeňský Prazdroj, a.s. Following the transaction, which was formally approved at an Extraordinary General Meeting on 26 August 2005, PUI will be the sole shareholder in Plzeňský Prazdroj, a.s. It is expected that the transaction will be concluded by the end of October 2005, subject to certain legal approvals.

As at 31 March 2005, the Group is a leading brewer in the Czech Republic with over 45% of the beer market by volume, primarily due to the Group's strong brands of Pilsner Urquell and Gambrinus. SABMiller's operations comprise three breweries: Plzeňský Prazdroj, Pivovar Radegast and Pivovar Velké Popovice. The total brewing capacity of these breweries is 9.3 million hectolitres. Major brands sold in the Czech Republic are Pilsner Urquell, Gambrinus, Radegast and Velkopopovicky Kozel.

The Group is aiming to establish the Pilsner Urquell brand amongst the leading international beer brands. Management believes this brand is the world's oldest "golden" beer and will leverage this heritage in the development of the brand internationally through focused positioning and the targeting of particular countries (including the United States, Germany and the United Kingdom) as well as specific cities in other countries.

The Group's average number of employees in the Czech Republic for the year ended 31 March 2005 was approximately 2,604.

4.5 Italy

On 4 June 2003, SABMiller completed the acquisition of an initial stake of 60% of Birra Peroni for a cash consideration of €246 million. The transaction represented SABMiller's first major investment in Western Europe. In February 2005, SABMiller acquired a further 39.8% interest in Birra Peroni at a cost of US$205 million, thus increasing SABMiller's effective interest to 99.8%.

According to Plato Logic, Birra Peroni holds the number two position in the Italian beer market, with total sales including exports of 4.2 million hectolitres in the year ended 31 March 2005.

The Italian beer market is Western Europe's seventh largest, by volume (estimated at 17.4 million hectolitres). Between 1996 and 2004, the Italian market experienced compound annual growth of 2.5%, and per capita beer consumption increased by 22% from 24.2 litres to 29.6 litres, still among the lowest in Europe compared to the Western European average of 75.9 litres per capita. During the year ended 31 March 2005, the market declined by an estimated 6% in a weak consumer environment following the previous year's exceptionally good summer.

At 31 March 2005, Birra Peroni had an estimated 23.8% share of the Italian beer market, according to management estimates. Birra Peroni's brand portfolio includes two of the top seven brands in Italy. The Peroni brand is number one in Italy with an approximate 12.2% share of the market in 2004 and is one of the oldest brands in the country, dating back to 1846. Nastro Azzurro is amongst the top three premium brands in the country with a 3.9% share of the Italian market in 2003. Birra Peroni primarily exports its brands to the United Kingdom and the United States, and Birra Peroni intends to develop and grow its export revenues.

Birra Peroni has three breweries in Italy with a combined annual capacity of approximately 5.0 million hectolitres. Its breweries are located in Rome, Padua and Bari.

The Group's average number of employees in Italy for the year ended 31 March 2005 was approximately 1,653.

4.6 Poland

In Poland, beer consumption per capita grew by 96% between 1995 and 2004 and has overtaken that of spirits, according to Plato Logic. According to management, the Group increased its market share in Poland to an estimated 37% in the year ended 31 March 2005 with healthy market share gains from the previous financial year, by increased on-trade investment and key account channel focus.

As at 31 March 2005, SABMiller, through its effective 71.9% interest in Kompania Piwowarska S.A. ("**KP**"), had three Polish breweries: Lech Browary in Poznan in western Poland, Tyskie Browary Ksiazece in Tychy in southern Poland and Browar Dojlidy in Bialystok in north-eastern Poland. These breweries had a combined annual capacity of approximately 12.0 million hectolitres as at 6 June 2005. The Group's Polish business grew 13.5% by volume in the year ended 31 March 2005.

Through KP, the Group's brand portfolio is focused primarily on the mainstream beer segments. The Group's Tyskie brand is the leading beer brand in Poland, according to Plato Logic, with sales of 5.1 million hectolitres in the year ended 31 March 2005. Pilsner Urquell and Redd's have also been successfully introduced into the brand portfolio. After its relaunch the Zubr brand became the number two brand in KP's portfolio, showing volume growth of over 300% in the year ended 31 March 2005.

KP's average number of employees for the year ended 31 March 2005 was approximately 2,617.

4.7 Russia

According to management, the Russian beer market has a brewing capacity of approximately 100 million hectolitres per year with beer consumption of approximately 82 million hectolitres per year. According to Plato Logic, the beer market in Russia grew 68% between 2000 and 2004, and is expected to continue to grow, albeit at a slower rate, due to a trend away from spirits, particularly amongst the urban population. The Group has established its operation in western Russia to take advantage of that region's concentrated population and higher average incomes.

The Group's local subsidiary produces, markets and distributes beer in Russia from its brewery in Kaluga Oblast, which now has a brewing capacity of 4.7 million hectolitres.

The Group's brands in Russia are focused in the worthmore premium segment of the market. According to management, the worthmore beer segment has a 25.5% share of the Russian beer market. The Group's main local brand is Zolotaya Bochka and the Group also manufactures and distributes Miller Genuine Draft, Holsten (under licence) and Kozel. The Group's beer volumes in Russia grew by 30.0% in the year ended 31 March 2005 following the successful focus on building complementary Russian and international brand equities within a leading premium portfolio.

The Group's average number of employees in Russia for the year ended 31 March 2005 was approximately 1,171.

4.8 Other European operations

The Group's Romanian business, Ursus Breweries, had a market share of approximately 21.9% at 31 March 2005. Its main brands are Ursus Pils, Ursus Premium, Timisoreana Lux and Ciucas.

In Hungary, SABMiller has 99.7% interest in Dreher Sörgyárak Rt ("**Dreher**"). Dreher has a well-positioned portfolio of brands covering all popular beer segments including the Dreher brand, a leading local premium brand, and Arany Aszok. Dreher also brews Hofbrau and Tuborg under licence.

In Slovakia, Pivovar Šariš AS is the second largest brewing company by volume. The premium Pilsner Urquell and other Czech brands have been added to Šariš, Gambrinus and Smadny Mnich in the Slovakian brand portfolio. In May 2005 SABMiller announced that it had agreed to acquire the Slovakian brewery Topvar, a.s.

Compañía Cervecera de Canarias in the Canary Islands produces Dorada and Tropical, which are both local brands. Significant restructuring has been announced in the Canaries, including an expected 20% workforce reduction, which it is anticipated will generate cost savings from 2007.

5. AFRICA AND ASIA

5.1 Africa–overview

As at 6 June 2005, the Group operated in 11 countries in Africa with 14 clear beer breweries, 10 CSD bottling plants and 29 sorghum breweries. The Group's average number of employees in Africa for the year ended 31 March 2005 was approximately 6,995. Tanzania has the highest volume of beer production in the Group's operations in Africa.

With effect from 1 April 2001, SABMiller exchanged a 38% economic interest in SABMiller Africa B.V. ("**SABMiller Africa**") and a 38% interest in SABMiller Botswana B.V. for a 20% economic interest in Castel. This strategic alliance capitalises on the complementary nature of the companies' geographic portfolios. Castel has beer, CSD and mineral water interests in 18 largely French speaking countries of West, Central and North Africa. Its operations cover Algeria, Angola, Benin, Burkina Faso, Cameroon, Central African Republic, Chad, Côte d'Ivoire,

Democratic Republic of Congo, Equatorial Guinea, Ethiopia, Gabon, Mali, Morocco, Niger, Senegal, Tunisia and Togo.

It is intended that future entry into the remaining African markets will be undertaken in conjunction with Castel, with day to day management allocated according to geographical proximity to their respective operations and language capabilities. In the year ended 31 March 2005, Castel had total beer volumes of 12.8 million hectolitres and total CSD and other beverage volumes of 11.2 million.

5.2 Operations

Details of the Group's clear beer operations in Africa are shown below:

Country	Number of breweries	Total beer volumes year ended 31 March 2005 (millions of hectolitres)	Total annual brewing capacity as at 6 June 2005 (millions of hectolitres)
Angola	—	0.1[(1)]	—
Botswana	1	0.6	0.7
Ghana	1	0.4	0.4
Lesotho	1	0.3	0.4
Mozambique	2	1.1	1.7
Swaziland	1	0.2	0.4
Tanzania	3	2.1	2.5
Uganda	1	0.5	0.8
Zambia	2	0.5	1.2
Zimbabwe	2	1.3	2.5
Total	14	7.1	10.6

Source: SABMiller

(1) Whilst the Group owns no brewery facilities in Angola, there is a sales and distribution operation selling beer imported from South Africa.

5.3 Employees

The Group's average number of employees in Africa and Asia for the year ended 31 March 2005 was approximately 6,995, excluding employees of associated undertakings.

5.4 Tanzania

As at 6 June 2005, the Group operated three clear beer breweries in Tanzania, with total lager sales volumes of 2.1 million hectolitres in the year ended 31 March 2005.

Tanzania Breweries Limited ("**Tanzania Breweries**"), which is listed on the Dar-es-Salaam Stock Exchange, owns Tanzania's most popular beer brands (Kilimanjaro and Safari Lager) and is licensed to produce and distribute other brands, including Castle Lager, in Tanzania.

According to Plato Logic, the Tanzanian beer market has maintained a steady rate of per capita consumption in recent years, although average annual per capita beer consumption remains low at 5.3 litres.

Tanzania Breweries' major competitor, East African Breweries Limited ("**EABL**") sold its subsidiary, Kibo Breweries Limited ("**Kibo**"), to Tanzania Breweries in exchange for a 20% shareholding in Tanzania Breweries on 12 December 2002, decreasing SABMiller Africa's effective interest to 53% (giving SABMiller an economic interest of 33%). Brands previously

produced and sold by Kibo are now produced and sold under licence by Tanzania Breweries. Following this transaction, Tanzania Breweries has increased its share of the Tanzanian beer market to approximately 94% in the year ended 31 March 2005 from around 82% before the transaction, according to management estimates.

5.5 Botswana

Kgalagadi Breweries (Pty) Limited is the only domestic producer of clear beer in Botswana, with an overall market share of 97% in 2003, according to Plato Logic. Its main brands are St Louis, Castle Lager and Hansa Pilsener. SABMiller Africa has an effective 50.1% interest (giving SABMiller an economic interest of 31%) in Kgalagadi Breweries (Pty) Limited, which has one brewery with an annual brewing capacity of 650,000 hectolitres and sales volumes in the year ended 31 March 2005 in excess of 570,000 hectolitres. Kgalagadi Breweries (Pty) Limited also bottles CSDs in terms of a franchise granted by The Coca-Cola Company.

5.6 Africa—other operations—clear beer

SABMiller Africa holds an effective 35.5% interest (giving SABMiller an economic interest of 22%) in Delta Corporation, which is listed on the Zimbabwe Stock Exchange. Its largest brands are Castle Lager, Lion, Carling Black Label, Zambezi and Bohlinger's. Zimbabwe has suffered recently from significant political and economic upheavals.

SABMiller Africa has an effective 96% interest (giving SABMiller an economic interest of 60%) in Uganda's Nile Breweries Limited, which has a strong portfolio of brands including Nile Special, Club, Chairman's ESB and Eagle Lager.

The Group manages a brewery in Lubango in the south of Angola on behalf of the Angolan Government. In the event of the privatisation of this brewery, the Group intends to acquire an equity interest in the operation. Castel also has a presence in Angola through the management contract of a Luanda-based brewery as well as direct holdings in clear beer and CSD operations.

SABMiller Africa has an effective 87% interest (giving SABMilller an economic interest of 54%) in the listed Zambian Breweries plc.

The Group is the only brewer in both Lesotho (Lesotho Brewing Company (Proprietary) Limited) and Swaziland (Swaziland Brewers Limited).

SABMiller Africa has an effective 69% interest (giving SABMiller an economic interest of 43%) in the listed Accra Brewery Limited, which, in 2003, had a 30% share, by volume, of the Ghanaian beer market, according to Plato Logic.

5.7 Africa—other operations—CSDs

As at 6 June 2005, the Group operated ten bottling plants for CSDs in Angola (two), Botswana, Ghana, Lesotho, Swaziland, Zambia (two) and Zimbabwe (two), with total sales volumes for the year ended 31 March 2005 of 4.7 million hectolitres.

SABMiller Africa has an effective 45% interest (giving SABMiller an economic interest of 28%) in, and management control of the Coca-Cola franchise for northern Angola. SABMiller Africa also has an effective 60% interest (giving SABMiller an economic interest of 37%) in Coca-Cola Bottling Sul de Angola SARL, which owns the Coca-Cola facility in Lubango in the south of the country.

Zambian Breweries plc owns 100% of the share capital of Zambia Bottlers Limited, the operator of the Zambian Coca-Cola franchise.

The Group also bottles and distributes Coca-Cola products in Lesotho, Swaziland and Zimbabwe (through its shareholding in Delta Corporation).

5.8 Africa—other operations—sorghum

The Group operates 29 sorghum beer breweries in Botswana (four), Malawi (four), Swaziland, Tanzania (two), Zambia (four) and Zimbabwe (14), with a total sales volume for the year ended 31 March 2005 of 6.2 million hectolitres.

5.9 Asia—overview

In Asia, the Group conducts business in China and India. In China, SABMiller owns 49% of China Resources Snow Breweries Limited ("**CR Snow**") (formerly China Resources Breweries Limited), a joint venture with China Resources Enterprise Limited ("**CRE**"), which holds the remaining 51%. CRE is listed on the Hong Kong Stock Exchange and is included in the Hang Seng Index. CR Snow's average number of employees for the year ended 31 March 2005 was approximately 22,750.

5.10 China

According to Plato Logic, China is the largest beer market in the world by volume, with volumes in excess of 250 million hectolitres. Between 1991 and 2003, the Chinese beer market grew by 212% and accounted for 53% of growth in the world beer market, according to Plato Logic. The Chinese beer industry is consolidating with a number of Chinese brewers being acquired by the leading international brewers in the Chinese market.

Through CR Snow, the Group operates in three regions in China. According to Plato Logic, CR Snow is the second largest brewer in China by volume with strong market positions in both the North East and the South West and a growing market position in the Central region. In China, the Group had 37 breweries as at 6 June 2005, subsequently increased to 38 breweries following completion of the Fuyang acquisition. For the year ended 31 March 2005, it sold 32.4 million hectolitres of beer and had a total annual brewing capacity as at 6 June 2005 of 55.3 million hectolitres, subsequently increased to 55.4 million hectolitres.

CR Snow also owns three water bottling plants with a total capacity of 6.2 million hectolitres, concentrated predominantly in the southern province of Guangdong.

Lager volume growth for the year ended 31 March 2005 was 25% within which underlying organic growth of 10% was achieved, according to management.

CR Snow's national brand, Snow, grew by 27% and comprised 33% of total volumes. Overall, CR Snow's national market share grew by over one full percentage point to 11.5%.

5.11 India

According to Plato Logic, the Indian beer market has, over recent years, begun to grow strongly from its historically low consumption base as consumers switch from spirits to beer.

The Group has operated in India since October 2000, when Narang Breweries, located near Lucknow in the state of Uttar Pradesh, was acquired. In June 2001, the Group acquired a controlling interest in Mysore and, in November 2001, announced the acquisition of a controlling interest in Rochees. The Group announced on 21 May 2003 that Mysore had agreed to enter into a joint venture with Shaw Wallace pursuant to which Mysore would, on completion, hold a 50% equity interest in Shaw Wallace Breweries, which would hold the combined brewing interests and licences of the Mysore and Shaw Wallace businesses. On 27 May 2005 the Group announced that it had increased its stake in the Indian business to 99% by acquiring the Shaw Wallace Group's interest in the brewing operations. The Group is now India's second largest brewer, with a total brewing capacity of 2.3 million hectolitres, supplying the whole country. As at 6 June 2005, the Group had ten breweries in India.

The Group's key brands include Haywards, Royal Challenge and Knock Out.

6. CENTRAL AMERICA

6.1 Overview

The Group conducts its business activities in Honduras and El Salvador through Bevco Limited, a joint venture formed with a prominent Salvadoran family consortium, which has wide ranging commercial interests in Central America, through its holding company Central American Beverage Corporation ("**CAB**").

SABMiller's effective shareholding and voting interest in Bevco Limited is 58.2%. As part of the shareholding arrangements for Bevco Limited, CAB had the option, exercisable at any time between 30 June 2005 and 31 March 2010, to put to SABMiller (and SABMiller had the corresponding option to call from CAB) up to 15% of the equity in Bevco Limited (the "**First Option**") for a consideration based on the fair market value of Bevco Limited at that time plus US$63 million, which CAB exercised on 1 July 2005 in respect of 6.76% of Bevco Limited. Following this exercise, SABMiller and CAB are currently in negotiations to determine the fair market value of Bevco Limited. After completion of the First Option (which is scheduled to take place prior to 31 December 2005), SABMiller's effective shareholding and voting interest in Bevco Limited will be approximately 65%.

Following the exercise of the First Option, CAB will have the right each year to put to SABMiller between 5% and up to 15% of the equity in Bevco Limited for a consideration based on the fair market value of Bevco Limited at that time. SABMiller has an option to purchase CAB's interest in Bevco Limited at any time should CAB's interest fall below 10%.

Since the acquisition, the Group's operations in Central America have undergone significant reorganisation and consolidation. Progress has also been made in strengthening the brand portfolios and improving execution through customer focused channel marketing.

6.2 Employees

The Group's average number of employees in Central America for the year ended 31 March 2005 was approximately 6,873.

6.3 Honduras

The Group's subsidiary in Honduras is CHSA.

The Group's lines of proprietary brands and imports account for approximately 97% of the Honduran beer market by volume.

CHSA is the sole domestic brewer in Honduras, with one brewery, a total annual brewing capacity as at 6 June 2005 of 1.3 million hectolitres and sales of one million hectolitres in the year ended 31 March 2005. The Group's proprietary domestic brands in Honduras include Bahia, Imperial, Port Royal and Salva-Vida.

CHSA is the market leader for CSDs, accounting for approximately 59% of the Honduran CSD market by volume for the year ended 31 March 2005. As of 6 June 2005, it had three bottling plants (subsequently reduced to two following closure of the plant in Tegucigalpa), sold 3.5 million hectolitres of CSDs in the year ended 31 March 2005 and had an annual bottling capacity as at 6 June 2005 of 4.8 million hectolitres which remains unchanged following the plant closure. It is also the exclusive bottler for Coca-Cola, Coca-Cola Light, Sprite, Fanta, Fresca and Canada Dry.

6.4 El Salvador

The Group's subsidiary in El Salvador is Industrias la Constancia S.A. ("**ILC**"). ILC is a significant producer and distributor of CSDs in El Salvador with over 40% of the market. It has the exclusive bottling and distribution rights for all of The Coca-Cola Company's brands in El Salvador including Coca-Cola, Coca-Cola Light, Sprite, Fanta, Fresca, Powerade, and Tropical. In addition, the Cristal water division is primarily a bottler and distributor of purified water to

homes and offices. It also produces and distributes a wide range of non-carbonated soft drinks, including short life juices, extended life juices, cordials and isotonic beverages. As of 6 June 2005, ILC had three bottling plants and an annual bottling capacity of 8.6 million hectolitres. ILC sold 4.8 million hectolitres of soft drinks in the year ended 31 March 2005.

Although ILC's CSD volumes declined in the year ended 31 March 2005 due to aggressive price-based competition in the CSD market in El Salvador, ILC is now appropriately structured with a cost base that will allow it to aggressively seek CSD market share. This will, however, have an impact on margins in the short term.

The Group's lines of proprietary brands and imports account for approximately 90% of the Salvadoran beer market by volume. ILC is the sole domestic brewer in El Salvador, with one brewery and total annual brewing capacity as at 6 June 2005 of 1.3 million hectolitres. ILC sold 0.8 million hectolitres of beer in the year ended 31 March 2005. The Group's main proprietary domestic brands in El Salvador include Bahia, Suprema, Golden Light, Pilsener and Regia.

7. OTHER BEVERAGE INTERESTS

7.1 Overview

Other Beverage Interests is the business segment responsible primarily for conducting the Group's CSD and other non-alcoholic beverage operations in South Africa. It currently comprises:

- 100% of ABI, the soft drinks division of SAB Limited, the largest bottler and distributor of Coca-Cola and Schweppes products in South Africa;
- 100% of Appletiser, an international producer of non-alcoholic fruit drinks; and
- 30% of Distell, a major manufacturer and distributor in the South African wines and spirits sector.

In December 2004, the Group bought out the minority shareholders in ABI Limited, which was then delisted, with the trade and assets of ABI being transferred to SAB Limited.

7.2 ABI

ABI produces and bottles products in South Africa under long-term franchise agreements with The Coca-Cola Company, which give ABI exclusive distribution rights in certain geographic areas. These areas cover approximately 50% of the South African population and currently generate approximately 60% of total South African Coca-Cola sales volumes. Management estimates that Coca-Cola and Schweppes products have a combined market share of approximately 91% of the CSD market in South Africa.

Coca-Cola and Schweppes products are marketed jointly by ABI and The Coca-Cola Company, with The Coca-Cola Company undertaking all national and primary media advertising while ABI undertakes promotion and marketing on a local level in its own territories.

ABI has six bottling plants, and its subsidiaries in the Comores and Mayotte islands have a further two plants, together having a total bottling capacity as at 6 June 2005 of 16.6 million hectolitres. ABI sells to approximately 42,000 customers, varying from large retail outlets to small rural stores.

ABI sold 14.3 million hectolitres of soft drinks in the year ended 31 March 2005.

ABI conducts essentially all of its business under its franchise agreements with The Coca-Cola Company, and this relationship is fundamental to ABI's business. Management believes that ABI enjoys an open and constructive relationship with The Coca-Cola Company. ABI's current franchise agreements expire in 2007. Although no assurance can be given, management believes that, because the arrangements are mutually beneficial to the parties, the relationship is likely to continue beyond that time.

ABI's average number of employees for the year ended 31 March 2005 was approximately 3,501.

7.3 Appletiser

Appletiser produces natural, non-alcoholic sparkling fruit juices and bottled water. On 24 April 2003, the Group completed the transfer of the trademarks "Just Juice", a juice brand, and "Valpre", a water brand, to The Coca-Cola Company, although these brands will continue to be produced and distributed in South Africa by Appletiser.

The core brands of Appletiser are "Appletiser" and "Grapetiser" sparkling fruit juices.

Appletiser's average number of employees for the year ended 31 March 2005 was 342.

8. HOTELS AND GAMING

Tsogo Sun Holdings is one of the largest hotel and gaming groups in South Africa. It was created in 2003 when SABMiller and Tsogo Investment Holding Company (Pty) Ltd ("**Tsogo Investments**") merged their investments in Tsogo Sun Gaming and Southern Sun Hotels in the largest empowerment transaction in the South African hospitality and gaming industry.

Tsogo Sun Holdings is now 49% owned by SABMiller with the remaining 51% owned by Tsogo Investments, a company controlled by a group of South African black empowerment consortia, trade unions and trade associations.

The Tsogo Sun Group is divided into two separate focused operating companies, Tsogo Sun Gaming and Southern Sun Hotels.

Tsogo Sun Gaming owns and operates five casinos in South Africa, including the flagship Montecasino complex in Johannesburg and the Suncoast Casino in Durban. The five casinos have a total of 4,002 slot machines and 155 gaming tables.

Southern Sun Hotels has 80 hotels comprising 12,800 rooms. The hotels cover all segments of the industry from 5 star deluxe resorts to 1 star budget city centre hotels. The company operates a number of international and local brands and currently trades in six countries in addition to South Africa.

Part VI—Operating and Financial Review—SABMiller

SECTION A: YEAR ENDED 31 MARCH 2004 COMPARED TO YEAR ENDED 31 MARCH 2003

The operational and financial reviews of the Group are set out on pages 10 to 25 of the SABMiller Annual Report 2004 and are incorporated by reference herein. The reviews are summarised below.

The strong growth in reported earnings in the year ended 31 March 2004 was due to three main factors. First, sound operational performances from each of the Group's businesses around the world was achieved. Secondly, the turnaround programme at Miller started to deliver results, with particular momentum behind the Miller Lite brand. Thirdly, the Group benefited from currency movements, mainly the strengthening of the rand which enhanced the strong organic growth and operational improvements of the Group's South African businesses.

All these factors contributed to the year's excellent figures. Total beverage volumes were up 15% at 173.9 million hectolitres with lager sales rising 19% to 137.8 million hectolitres.

Established operations in growth markets

South Africa had an exceptionally successful year. Behind the growth, the Group experienced recovery in the market share of beer as against wine and spirits plus the effect of an improving consumer economy. The Group recorded good performances from its two international premium brands—Miller Genuine Draft and Pilsner Urquell—introduced in the year ended 31 March 2003 and from efforts to make soft drinks more affordable by offering smaller, returnable containers. In both beer and soft drinks, the Group re-established the long-term upward trend in sales and showed that the beer business is capable of further organic growth.

The wider Africa portfolio produced a strong result overall. The region benefited from the previous restructuring in Kenya and Tanzania and saw strong progress from Angola where the economy was recovering after the long civil war. The end of the year brought new acquisitions in Algeria and Morocco through the joint venture with Castel, which itself performed very well.

The businesses in Europe produced excellent results. In Poland, the growth which previously swelled the mainstream market was switching to the premium and economy sectors and the portfolio was changing in response. Russia, meanwhile, has taken over as a significant source of volume growth and the Group was investing further in the Kaluga brewery to meet demand. Pleasingly, the Czech business saw further increases in both volumes and prices. The volume growth in Hungary outstripped the market.

In Central America, the Group concentrated on improving its brand portfolios along with sharper market focus and greater operational efficiency. Earnings rose as a result.

Turnarounds at Miller and Peroni

When the Group bought Miller in July 2002, it had suffered from a long period of decline and many commentators were sceptical that it would be possible to fix the second largest brewer in the US. The Group recognised it would take time, but drew confidence from its record of successful turnarounds in other parts of the world. The analysis and restructuring phases were completed in the year and the management team started the process of implementing the three-year plan which had four areas of focus: brands, sales and distribution, costs and productivity and organisational capability.

Within the brands, a huge amount of research was conducted into what the Miller brands stood for and what they could be made to stand for. This led to a repositioning and advertising messages initially focused on the Miller name itself and then on Miller Lite. Miller Lite has benefited from the Atkins inspired low-carbohydrate trend and the Group used this to

build momentum. Miller then turned its attention to Miller Genuine Draft and the rest of the portfolio.

Within distribution, success depends on good execution in the millions of transactions that have to take place every week. The management team completed a lot of analysis, segmenting and prioritising the US market by channel and by geography and then aligning all marketing and sales activities accordingly. Miller had great support from its wholesalers who worked with Miller in each of these areas to implement local market plans. This process was then rolled out countrywide.

To reduce costs and improve productivity, Miller's head office was reorganised, management structures re-aligned and the Tumwater brewery closed to improve capacity utilisation.

The last of the four areas of focus was organisational capability where Miller instilled a new performance culture. The Miller team made exceptional strides in clarifying accountabilities, investing in new skills and putting in place the elements of the culture which the Group intends to create.

The problems at Miller were tackled by analysing the problem, asking the right questions, applying the Group's knowledge of the beer business and building capability. The result was a stronger, more focused business and the recovery led by Miller Lite.

The Miller acquisition was followed in May 2003 by the purchase of Peroni in Italy. Integration of the business into SABMiller was therefore one year behind Miller, although Peroni's key brands were always in better shape. The analysis stage was completed, but implementation was carried into the year ended 31 March 2005.

Large, emerging markets

The Group is one of the leading international brewers in the world's largest beer market, China. The Group's joint venture, CR Snow, had a 10% share of the Chinese beer market in the year ended 31 March 2004 and a record of being one of the most profitable brewers in the Chinese market. Having grown organically and through acquisitions, at 31 March 2004 it had 32 breweries and a strong regional presence in second tier regions and cities.

The Chinese beer market is still at an early stage of development. However, the Group was confident that consolidation would lead to better prices and that a growing beer culture would further its aim of building Snow into a strong national brand.

The Group purchased a 29% interest in Harbin in the year ended 31 March 2004 and subsequent to that year end announced its intention to dispose of this interest at a substantial profit. The Group sold into an offer for the shares of Harbin at a price that the Group believed more than fully valued the potential of the company.

In India, the Group consolidated its position through the Shaw Wallace joint venture. Through the joint venture, the Group had breweries in several states across India and had a 33% market share as of 31 March 2004, which made it the number two player in the country. India is a highly regulated market with ingrained ways of operating which offers huge potential for growth.

International premium brands

The final contributor to growth was exploiting the potential of the Group's international premium brands, Miller Genuine Draft, Pilsner Urquell, Peroni Nastro Azzurro and Castle. The premium sector grew faster than the total beer market in the year ended 31 March 2004 and accounts for a disproportionate share of profits. Miller Genuine Draft performed well in Russia and South Africa.

SECTION B: YEAR ENDED 31 MARCH 2005 COMPARED TO YEAR ENDED 31 MARCH 2004

The operational and financial reviews of the Group are set out on pages 10 to 33 of the SABMiller Annual Report 2005 and are incorporated by reference herein. The reviews are summarised below.

During the year ended 31 March 2005 the Group concentrated steadily on building its operations and marketing skills while working to extract better performance from all its assets.

In a third year of remarkable growth, total beverage volumes increased by 8% to 187 million hectolitres. Lager sales, also up 8%, stood at 148 million hectolitres. Earnings before interest, taxation, amortisation of goodwill and exceptional items (EBITA) grew by 27% (18% in organic, constant currency terms) to US$2,409 million while our EBITA margin rose from 15.0% to 16.6%.

There were four reasons for the year's success:

- the global spread of operations. The Group had a continuum of businesses from emerging to mature; enabling it to benefit from both value and volume growth. In many cases, there was also an upward trend towards higher value brands as consumers enter the market at the bottom end and others progress towards the premium end;
- the Group's strong market positions and the benefits that come from having market leadership in many countries in which the Group operates;
- the Group continued to benefit from its skills in turning around previously under-performing businesses. This has been demonstrated several times over in Europe and the team at Miller were producing good results from their turnaround programme; and
- the Group has reaped the rewards of its relentless focus on operating performance.

Three stages of growth

The Group has a three-phase strategy for growing earnings. The Group believes gains are to be made in the near-term from strong, established operations in growth markets—South Africa, the rest of Africa, Europe and Central America. The Group then sees, somewhat later, growth from the recent large acquisitions, Miller in the US and Peroni in Italy. Longer term, the Group looks to the developing markets of China and India and the growing contribution of our international premium brands.

This year, each of the businesses contributed more or less in accordance with its place in the strategy. The exception is Miller where the turnaround programme has produced results ahead of their expectations. With two years completed, the benefits expected towards the end of the programme were already coming through, although the Group expects that Miller's growth rate in the year ending 31 March 2006 will be more modest than the original plan.

Near-term growth

The businesses in South Africa have benefited from the country's strong economic growth and the consequent robust consumer upturn that seems set to continue for some time. One result is the upward trend as more South Africans find they can afford commercially-brewed lager for the first time while others trade up to mainstream brands or from mainstream to premium brands.

The business has capitalised on the trend in a number of ways: by introducing new premium brands such as Miller Genuine Draft and Pilsner Urquell at the top of the market; by adding new flavours to its range of fruit alcoholic drinks; and by offering higher-value brands in new

packaging. As a result, the South African business' premium brands grew by 50% during the year.

With sales volumes up 8%, the soft drinks business, ABI, was one of the best performing Coca-Cola bottlers in the world last year. Following the buy-out of the minority ABI shareholders in December 2004, the beer and soft drinks businesses were combined in one division and were starting to look for joint efficiencies.

The rest of Africa produced another year of strong earnings growth. The two largest operations, Tanzania and Botswana, have contributed the bulk of the region's profits in Africa for some time and both again did well. Among our smaller businesses, Mozambique excelled and Angola continued its strong growth in soft drinks.

Prospects in Africa are generally hopeful with increasing economic stability. As incomes rise, the same trading up among beer drinkers that is evident in South Africa is also visible. The challenge is to make sure the products are readily available, particularly in rural areas.

The region is also working hard to improve productivity, recognising that there is some way to go to match the standards that the Group has achieved in South Africa.

Europe produced another excellent performance with particularly good results in Russia, Poland and Romania. In Europe generally, the Group is emerging from a period of acquisition, turnaround and consolidation. The priority now is to capitalise on the positions gained and to keep building brands. The Group looks to increase volumes ahead of the market and so gain market share.

One feature of these markets was that many mainstream consumers are trading either up or down to premium or economy brands. In response, the business' mainstream brands are being rejuvenated while higher-value brands, both local and international, are being developed. It is also crucial to keep innovating and during the year a number of new products and formats have been developed.

Central America had a good year financially with profits up and costs reduced, despite operating in an extremely competitive market. El Salvador has been particularly tough and the management team has re-engineered the business for what is expected to be a challenging year.

Medium-term growth

In North America, the Group acquired Miller in 2002 and after an intense period of analysis and planning, the Miller executive team announced its three-year recovery programme in May 2003. Two years into the programme, the Group reported that Miller's US sales volumes had started to lift for the first time in six years. While the most notable success has been the resurgence of Miller Lite, the trends in Miller's other brands are beginning to improve.

The turnaround plan has four components—building brands and shaping the portfolio; getting sales and distribution right; cutting costs and raising productivity; and mobilising and invigorating the organisation and its people.

There has been good progress in each aspect. Miller has staked out strong positions for most of its important brands, some linked to the qualities of the product. It has split the US into distinct market areas and is working to local marketing plans with the enthusiastic support of its distributors. Among its cost-saving measures, it has rationalised the corporate centre and sharpened its approach to procurement. To help establish a performance culture, it has restructured the organisation with new performance management processes, clearer goals and better training and development of its people.

Miller is now the recognised challenger to the long-established market leader, Anheuser-Busch. It uses the phrase "able challenger" to describe the required competence and capability in

shaking up the market, challenging the status quo and presenting itself as a strong alternative. This positioning will be important as the US market becomes more competitive.

Although Italy is not an easy market at present, the Group is starting to see some progress with Peroni. A new managing director was appointed in February 2005 to accelerate the pace of change as the turnaround programme moves from planning to implementation.

Long-term growth

Through its Chinese associate, CR Snow, the Group has been operating in China for 11 years. During that time, the business has grown both organically and by acquisition to become one of the largest beer businesses in the world's largest market. Volumes have continued to increase and, after stagnating for many years, Chinese beer prices are starting to lift as outdated breweries are taken out of service and cost pressures in commodities such as glass and grain are passed on in price increases. As brand equities are built, there are opportunities for premium brands to command premium prices.

India also offers good long-term prospects. Following the transaction in May 2005, the Shaw Wallace beer business is now wholly-owned and is India's second largest brewer and expanding ahead of the industry with double-digit volume growth in the past year. Although beer consumption is low, the country's economic growth and the trend from spirits to beer promise well for the future. The main impediment is a complex regulatory system that limits economies of scale and may take some time to be liberalised.

The final element in the long-term growth strategy consists of the international premium brands. Among the year's successes, Miller Genuine Draft did well in South Africa and grew by 43% in Russia. The newly packaged Peroni Nastro Azzurro was launched in the USA, the UK and Romania, while Pilsner Urquell continued to grow worldwide and Castle increased its sales in Zambia and Tanzania.

Outlook

The Group believes that there is underlying momentum in most of the Group's major markets, and the Group expects further steady organic volume growth for the Group, supported by significant ongoing marketplace investments.

Following a number of years of exceptional rates of profit growth delivered by the Group, earnings per share for the coming year are expected to continue to grow at a more moderate rate from this higher base.

Note: The statement relating to earnings per share in the preceding paragraph constitutes a profit forecast under the Listing Rules and is still correct as of the date of publication of this document. Paragraph 33 in "*Part XII—Additional Information*" contains further information on this profit forecast.

SECTION C: TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Regulation no. 1606/2002 of the European Council and Parliament requires companies whose securities are admitted to trading on a regulated market of any member state of the European Union to adopt International Financial Reporting Standards as their primary GAAP as from 1 January 2005. Because IFRS 1—First time adoption of International Financial Reporting Standards requires issuers to present comparative financial statements for the period immediately preceding the year ended 31 December 2005, the Group's consolidated financial statements for the year ended 31 March 2005 have been restated under IFRS (the "**2005 SABMiller Transitional IFRS Information**").

The 2005 SABMiller Transitional IFRS Information is set out in full in *"Section B of Part VIII—Financial Information on SABMiller"*.

Part VII—Information on Bavaria

The Bavaria Group comprises substantially the whole of the BevCo group's operations. Therefore, whilst this summary refers to Bavaria and its business, it relates equally to BevCo and the businesses consolidated with BevCo.

1. OVERVIEW OF BAVARIA'S BUSINESS

Bavaria is the principal or sole beer producer in each of Colombia, Peru, Ecuador and Panama, the second largest beer producer in South America in terms of volume of beer sold (including sales of malt beverages). In addition, Bavaria has a presence in the non-alcoholic beverage markets, including the bottled water markets, in each of its principal countries of operation, the juice markets in Colombia and Panama, and the CSD markets in Peru, Panama and Bolivia.

In 2004, Bavaria's consolidated subsidiaries had estimated market shares of 99% in the Colombian beer market, 99% in the Peruvian beer market, 96% in the Ecuadorian beer market and 79% in the Panamanian beer market. Bavaria had total production in 2004 of over 28 million hectolitres of beer and malt beverages with an installed annual production capacity of 36.3 million hectolitres.

In each of its markets, Bavaria benefits from extensive distribution networks that provide it, as at 31 December 2004, with regular access to over 741,000 points of sale, including an estimated 409,000 points of sale in Colombia, 206,000 points of sale in Peru, 111,000 points of sale in Ecuador and 15,000 points of sale in Panama.

Competitive Strengths

SABMiller believes that the following strengths have enabled Bavaria to achieve its strategic objectives and to compete effectively with any new entrants in its markets:

- *Market Leadership in Beer.* Bavaria controls the largest brewing companies in each of Bavaria's four principal countries of operation, Colombia, Peru, Ecuador and Panama.

- *Strong and Stable Cash Flow Generation.* Bavaria has historically generated strong and stable cash flows.

- *Strong Brand Recognition.* Bavaria's beer brands are the market leaders in each of its principal countries of operation. Most of these brands, such as *Águila* and *Águila Light* (55% combined market share in 2004) and *Poker* (15% market share in 2004) in Colombia, *Cristal* (55% market share in 2004) and *Pilsen Callao* (21% market share in 2004) in Peru, *Atlas* (63% market share in 2004) and *Balboa* and *Balboa Ice* (14% combined market share in 2004) in Panama, and *Pilsener* and *Pilsener Light* (83% combined market share in 2004) and *Dorada* (8% market share in 2004) in Ecuador, are historic local brands which have generated longstanding loyalty among beer consumers.

- *Extensive Distribution Network.* Bavaria regularly delivers beverages to over 741,000 points of sale across Bavaria's four principal countries of operation. This distribution network was developed principally due to consumption habits that emphasise on-site consumption and small purchases from micro-retailers. SABMiller believes these distribution networks provide Bavaria with unsurpassed access to consumers in each of its four principal countries of operation and significant competitive advantages.

- *Experienced Management Team.*

- *Geographic Diversity.* By expanding outside Colombia, Bavaria has partially diversified its geographic risk.

The following is a simplified organisational chart showing Bavaria as of the date of this document and its principal operating subsidiaries by country with their directly or indirectly held percentage interest in each before and after the Transaction.

BAVARIA'S OPERATIONAL STRUCTURE AND PERCENTAGE OWNERSHIP BENEFICIALLY OWNED OF THE PRINCIPAL OPERATING SUBSIDIARIES BY COUNTRY



Public Shareholders*
28.2%
71.8%
BevCo
Bavaria
Colombia
Ecuador
Panama
Peru
99.1%
Cervecería Unión
Pre** 68.8%
Cervecería Leona
Post*** 100.0%
93.0%
Compañía de Cervezas Nacionales
74.1%
Cervecería Andina
Cervecería Nacional
91.6%
Unión de Cervecerías Peruanas Backus & Johnston
Pre**
Voting 79.7%
Economic 42.4%
Post***
Voting 100.0%
Economic 57.0%

* Santo Domingo Group is affiliated with additional persons that own 3.67% in Bavaria through public shareholdings.

** Current ownership assuming cancellation of shares held by subsidiaries net of minorities.

*** Assuming full take up of the offers to the minority shareholders described in this document.

2. COUNTRIES OF OPERATION

Bavaria's four principal countries of operation, Colombia, Peru, Ecuador and Panama, represent a combined population of more than 89 million, or 16% of the total estimated population in Latin America of 549 million in 2004. With a population of 45 million, Colombia is the largest country in which Bavaria operates and experienced average annual GDP growth from 2001–2004 of 2.9%. Peru, Bavaria's second largest country of operation, has a population of 27 million and experienced average annual GDP growth from 2001–2004 of 3.4%. Ecuador, with a population of 14 million, experienced average annual GDP growth from 2001–2004 of 4.5%. Panama, with a population of 3 million, experienced average annual GDP growth from 2001–2004 of 3.4%. These countries accounted for aggregate beer consumption of 27.1 million hectolitres, or 16.3% of South America's total beer consumption in 2004. In 2004, Colombia accounted for approximately 58% of the total Bavaria Group's beer volumes, Peru accounted for approximately 25%, Ecuador accounted for approximately 12% and Panama accounted for approximately 5%.

Each of these countries, and particularly Colombia and Peru, emerged from a recessionary period of declining beer consumption from 1997–2001 (with variations for each market). During this period, average annual GDP growth was 0.8% in Colombia, 2.4% in Peru, 1.4% in Ecuador and 3.0% in Panama, in each case a growth rate that was significantly lower than the annual population growth rate for that country (except Panama). These factors resulted in significant cumulative declines in per capita income. As a result of this negative macroeconomic environment and the concurrent high taxation of beer consumption, total per capita beer

consumption in Colombia and Peru from 1997 through 2001 dropped 30% and 37% respectively. In Panama, per capita beer consumption remained relatively constant over that five-year period. This recessionary period was reversed in 2002 and has remained positive, as indicated by the GDP figures in the preceding paragraph.

3. HISTORY OF BAVARIA AND BEVCO

Bavaria was incorporated as a *sociedad anónima* under the laws of Colombia on 4 November 1930 through the merger of two existing breweries with operations dating back to 1889. Bavaria's operations in Colombia have included the production and marketing of beer since 1889, malts since the early 1900s and the production and marketing of bottled water and juice since 1994.

Bavaria's principal executive offices are located in Bogota D.C., Colombia. Bavaria is registered with the *Cámara de Comercio de Bogotá*, the Bogota Chamber of Commerce under registration, or N.I.T., number 860005224-6. Bavaria's shares are traded on the *Bolsa de Valores de Colombia*, the Colombian national stock exchange.

Through the mid-1990s, Bavaria owned glass bottle, aluminium can, plastic case and label production facilities, as well as facilities for brewing and malt beverages production. In the late 1990s, Bavaria redirected its efforts to beverage production, and sold its glass operations and aluminium can facilities in 1999 and its plastic case business in 2002. Additionally, in 1997, Bavaria's shareholders approved the creation of a new company, Valorem S.A. ("**Valorem**"), to take control of all Bavaria's subsidiaries whose main line of business was unrelated to its beverage operations. Following the spin-off, despite becoming two separate entities, Bavaria and Valorem retained, in part, shared management. From time to time, Valorem's cash needs were met through loans from Bavaria, which resulted in significant accounts receivable for Bavaria from Valorem. In 2001, Bavaria's shareholders approved a new spin-off which involved the capitalisation of Bavaria's accounts receivable into shares of Valorem, thereby cancelling the accounts receivable, and delivering shares of Valorem to Bavaria's shareholders.

In the 1980s, Bavaria began its expansion into other parts of South America through the acquisition of Compañía de Cervezas Nacionales C.A. ("**CCN**") and Cervecería Andina S.A. ("**Cervecería Andina**") in Ecuador. Bavaria has continued its South America expansion and consolidated its control of the Colombian beer market. In October 2000, Bavaria acquired 44.2% of the outstanding shares of Leona, Bavaria's only major beer competitor in Colombia and currently owns approximately 68.8% of Leona. In December 2001, Bavaria expanded into Panama with the acquisition of 91.6% of Cervecería Nacional S.A. ("**Cervecería Nacional**"). In 2002, Bavaria increased its shareholding in CCN in Ecuador, from approximately 68% to 93.0%. In addition, through a series of transactions in the latter half of 2002 and the first half of 2003, Bavaria acquired aggregate beneficial ownership of 73.7% of the voting interest and 38.4% of the economic interest of Backus, a diversified beverage group that owns the sole Peruvian brewer. Bavaria currently owns approximately 79.7% of the voting interest and 42.4% of the economic interest in Backus. As a result of these transactions, Bavaria has become the second largest beer producer in South America according to industry reports, as measured by sales volume taking into account Bavaria's sales of malt beverages.

BevCo is a limited liability company formed under the laws of the State of Delaware, United States. BevCo's principal asset, held indirectly, is a 71.77% equity interest in Bavaria.

4. OPERATIONS IN COLOMBIA

Overview

Bavaria's Colombian operations accounted for 54.5% of BevCo's consolidated sales. Bavaria is the largest beverage company in Colombia based on volume sales and, at 31 December 2004, Bavaria was the largest company listed on the *Bolsa de Valores de Colombia* as measured by market capitalisation and company net worth.

In Colombia Bavaria's beverages are produced directly by Bavaria and its operating subsidiaries, Cervecería Unión and Leona, which Bavaria manages as a consolidated unit.

Beverage products

Beer

Beer production is Bavaria's principal operating activity in Colombia, generating sales volume of 15.3 million hectolitres in 2004, not including malt beverages, which represented 75.7% of Bavaria's volume in Colombia and 44.8% of its consolidated volume in 2004.

Bavaria currently operates seven beer plants in Colombia with an aggregate installed annual beer production capacity (including malt beverages production) of approximately 20.9 million hectolitres per year. Bavaria serves all the provinces of Colombia and distributes several distinct regional and national brands. Its leading beer, *Águila*, is sold throughout Colombia in returnable and non-returnable bottles, cans and kegs. *Águila* accounted for 55.5% of Bavaria's total beer sales in Colombia in 2004 and 55% of the total Colombian beer market.

The main brands are *Águila, Poker, Costeña, Pilsen, Costeñita, Águila Light, Club Colombia* and *Leona*.

Non-Alcoholic Beverages

These sales consisted principally of juices, malt beverages and bottled water.

Fruit Juices. Bavaria produces ten different flavours of juices in seven formats. The *Tutti Frutti* brand accounts for the majority of Bavaria's gross profits of juices. In 2004, Bavaria's juice brands accounted for approximately 27% of the Colombian juice market, according to market studies done by AC Nielsen, with annual sales of approximately 0.7 million hectolitres.

Malt Beverages. Bavaria produces malt beverages under the *Pony Malta* and *Malta Leona* brands. In 2004, *Pony Malta* constituted approximately 87.7% of the Colombian malt beverages market, and *Malta Leona* constituted the remaining 12.3%. Bavaria's sales volume of malt beverages for 2004 was 2.0 million hectolitres.

Bottled Water. The bottled water industry in Colombia is competitive, with many different brands competing for market share. In 1994, Bavaria launched Bavaria's bottled water operations in Colombia with the *Agua Brisa* brand and expanded its operations in 2004 with the launch of its sparkling water under the *Agua Brisa con Gas* brand. *Agua Brisa* is produced in a variety of sizes ranging from 300 cc to 20 litres. This represented a sales volume of 2.2 million hectolitres.

Manufacturing

Production Facilities

The following table sets forth information regarding Bavaria's Colombian production facilities:

Plant	Plant Production in Colombia in 2004 Installed annual capacity (millions of hectolitres)	Production (millions of hectolitres)
Breweries(1)		
Águila	3.1	2.3
Bogota	3.4	3.0
Boyaca	2.1	0.9
Bucaramanga	1.6	1.0
Cali	1.0	1.4
Leona	6.6	6.2
Union	3.1	2.6
Total beer and malt beverage production	20.9	17.4
Total water production	7.0	2.3
Total juice production	1.8	0.7
Total	29.7	20.4

(1) Total production in hectolitres for beer and malt beverage only at the named brewery.

Breweries. Bavaria operates seven breweries strategically located in different regions throughout Colombia. Together, the seven facilities produced 17.4 million hectolitres of beer and malt beverages in 2004 and had aggregate installed annual capacity (including malt beverages production) of 20.9 million hectolitres, operating on average at about 83.2% of capacity. Each of Bavaria's breweries packages beverages on the premises.

Bavaria has been qualified as ISO 9000, ISO 14001 and OHSAS 18001 compliant in all of its Colombian plants.

Raw Materials

Bavaria has arrangements to purchase specified quantities of barley primarily from Australia and Canada. Bavaria produces all of its malt needs for beer and malt beverage production in Colombia at its own plant in Tibito, which has a capacity of 53,000 tons of malt per year, and through its wholly owned subsidiary Maltería Tropical S.A., which has a capacity of 122,000 tons of malt per year. Most of this production is used to supply Bavaria's own beverage plants, and any excess production is sold to third parties.

Containers and Packaging. Bavaria purchases most of its bottles from Cristalería Peldar S.A., a subsidiary of Owens-Illinois, Inc., pursuant to a long-term supply contract that expires in February 2006. Bavaria purchases most of its aluminium cans for its operations in Colombia from Crown Colombiana S.A. through a supply agreement that expires in April 2009. Bavaria's crate needs are met by Industrias Estra S.A. in Medellin, Colombia according to a contract that expires in August 2006.

Marketing, sales and distribution

Marketing, Advertising and Promotional Activity

Bavaria advertises and promotes its beer and non-beer products primarily through television and radio advertising campaigns and, to a lesser extent, through other media such as newspapers and magazines. In addition, Bavaria uses billboards in strategic locations, such as stadiums and major crossroads, and sponsors popular sporting events, such as those of the Colombian National Soccer Team, and recreational events to target younger legal drinking age consumers.

Market Segmentation and Branding

Branding. SABMiller believes that Bavaria's brands are key factors in Bavaria's market strengths. Bavaria's brands include all the historically most popular Colombian beers, which Bavaria carefully cultivates through advertising campaigns. Bavaria is accelerating the development and presentation of new beverages and products. In June 2004, Bavaria introduced its sparkling mineral water *Agua Brisa con Gas* as well as *Malta Leona Cool*, a lighter version of its malt beverage. Bavaria began a brand renewal strategy, starting with its beer brand *Poker*, by the end of 2004 and *Club Colombia* at the beginning of 2005.

Sales

Product Presentation. The vast majority of Bavaria's beer sales in Colombia are made in returnable bottles ranging from 1,750ml to 3,550ml. Bavaria's best-selling packaging is the 3,000ml returnable bottle, which represents approximately 73.2% of Bavaria's total beer sales volume. In the juice market, the returnable packs of Bavaria's *Tutti Frutti* brand represent 70.7% of Bavaria's juice sales. The returnable bottle sector presents cost advantages over non-returnable formats such as lower ongoing costs related to the replacement of lost and broken cases and bottles.

In addition to these traditional product presentations, Bavaria has introduced other formats. In response to the increasing demand for canned beer imports in Colombia, Bavaria introduced 296 cc aluminium cans for Bavaria's *Club Colombia* brand in 1992. In 2004, aluminium can sales accounted for about 6.2% of total beer sales volume in Colombia. Moreover, draught beer has become increasingly popular in Bavaria's markets, which SABMiller believes provides an opportunity for further growth, especially among younger and more affluent consumers.

Seasonality. Highest levels of beer consumption in Colombia occur during the Christmas and New Year holidays when there is an increase of approximately 66.0% in sales compared to the average volume sales for the remainder of the year. December sales represented 13.1% of Bavaria's total annual sales in Colombia in 2004.

Distribution

Distributors. In Colombia, Bavaria outsources nearly all its distribution requirements to independent distributors located throughout the country who distribute Bavaria's products on an exclusive basis. As of 31 December 2004, Bavaria's products were distributed through a network of 678 independent distributors reaching more than 409,000 points of sale in Colombia. To reduce transportation costs, Bavaria operates a distribution system through its own plants in different geographic areas. Most of Bavaria's distributors are small, individual owner-operators of a single distribution truck. No single distributor accounts for more than 1% of Bavaria's Colombian gross profits. Bavaria undertakes sales directly from Bavaria's plants and also transports its beverages through third-party transport companies to distribution centres maintained by independent cooperatives. From there, sales take place through direct sales, or "auto-sales," as retailers pick up goods directly from Bavaria's plants or the distribution centres. Alternatively, the distributors deliver Bavaria's beverages directly to the retailers in accordance with delivery schedules pre-established by Bavaria's sales force. SABMiller believes that there are significant efficiencies to be achieved in Bavaria's distribution process by rationalising transportation, encouraging the development of larger, more efficient distribution companies and improving the terms of Bavaria's contracts with retailers.

Bavaria also exports its beer and other beverages, including to the United States, principally for sale to Colombian immigrant populations.

Customers. As of 31 December 2004, Bavaria reached 409,000 points of sale within Colombia, of which approximately 80,000 were located in Bogotá, 47,000 were located in Medellin and 17,000 were located in Cali. The majority of Bavaria's points of sale are mom and pop shops to which Bavaria sold 60.5% of Bavaria's sales volume.

Employees

As at 31 December 2004, Bavaria had approximately 7,333 employees in Colombia.

5. OPERATIONS IN PERU

Overview

Bavaria carries out its Peruvian operations through Backus. Bavaria acquired a majority beneficial ownership of the voting stock of Backus in 2002. In 2004, Bavaria increased its stake in Backus by acquiring additional shares of Backus for a total of US$43.3 million. As of 30 June 2005, Bavaria beneficially owned 79.7% of the voting interest and 42.4% of the total economic interest of Backus.

Beer from Bavaria's Peruvian operations is produced by Backus and its subsidiaries, Cervecería San Juan S.A.A. and Compañía Cervecera del Sur S.A.A., ("**Cervesur**"). In addition, Backus owns equity interests in other subsidiaries, including two that produce malt (Maltería Lima S.A. and Agro Inversiones S.A.) and one that provides distribution services for Backus' beverage operations (Transportes 77 S.A.). Backus became the largest beer company in Peru through acquisitions. In 1994, Backus acquired its principal competitor at that time, Compañía Nacional de Cervezas, and, in 2000, Backus acquired its remaining domestic competitor, Cervesur.

Products

Beer

Backus currently operates six breweries in Peru with an aggregate installed annual production capacity (including malt beverages) of approximately 11.5 million hectolitres. Backus distributes its beer through its wholly-owned Bolivian subsidiary, Corporación Boliviana de Bebidas S.A. or Corporación Boliviana, which Backus acquired in 2000. Backus' most popular brand in Peru is *Cristal*, which accounted for 56% of Backus' Peruvian beer sales in 2004 and 55% of total Peruvian beer market. In addition to *Cristal*, Backus' other brands are distributed regionally by the breweries that originally produced the brands. In addition to Cristal, the main brands in Peru are Dorada, Árequipeña, Cusqueña, Pilsen Callao, Pilsen Trujillo, Del Altiplano, Real, San Juan and Cusqueña Light, and, for dark beers, Cusqueña, Polar and Árequipeña.

Although each brand has a distinctive image, Backus marketed in 2004 all the brands at the same price. The absence of pricing distinctions relates to the historical origins of the brands within different breweries that were successively acquired by Backus. In 2005, however, Bavaria introduced its low-priced beer under the *Dorada* brand as part of its price segmentation strategy in order to increase per capita consumption.

Non-Alcoholic Beverages

Backus' non-alcoholic beverage operations in Peru, consisting principally of soft drinks, include the production, bottling and distribution of its own brands *Miranda, Sandy, Agua Tónica Backus, Guaraná Backus* and *Saboré Backus* throughout Peru. According to company estimates, Backus' soft drink brands represented approximately 5.2% of the Peruvian soft drink market in 2004. Backus also produces both carbonated and noncarbonated bottled water under the *Cristalina Backus* and *San Mateo* brands. According to company estimates, in 2004 Backus' water brands represented approximately 13.1% of the Peruvian bottled water market.

Bavaria also has soft drink operations in Bolivia through Corporación Boliviana de Bebidas. Through this subsidiary, Bavaria holds a franchise licence for PepsiCo beverage products to be distributed in Bolivia, including *Pepsi* and *7Up*, as well as the franchise for *Salvietti Papaya* in La Paz. In addition, Corporación Boliviana produces distributes and sells its own brands including *Oriental*.

Non-Beverage Activities

Many of Backus' non-beverage activities are related to its beverage production, including its transportation services used in beverage distribution (Transportes 77 S.A.), its package and container facility (Industrias del Envase S.A.) and its information technology services (Quipudata S.A.) that provide the technology for its distribution systems. In addition, Backus exports juice concentrates and agricultural products through its subsidiary, Agro Industrias Backus S.A.

Manufacturing

Production Facilities

The following table sets forth information regarding Backus' production facilities:

	Plant Production in Peru in 2004	
Plant	**Installed annual capacity (millions of hectolitres)**	**Production (millions of hectolitres)**
Ate	5.1	3.6
Motupe	1.7	0.8
San Juan	0.6	0.5
Trujillo*	*	0.6
Arequipa	2.0	0.7
Cusco	0.8	0.3
Total beer	10.2	6.5
Total water production	1.0	0.3
Total soft drink production	2.9	0.7
Total	14.1	7.5

* Trujillo only has a bottling plant.

Soft Drink Production. Soft drinks are produced at five bottling plants, three of which are in Peru and two of which are in Bolivia, having an aggregate installed annual production capacity of 1.0 million hectolitres in Peru and 1.9 million hectolitres in Bolivia.

Raw materials. Backus produces its own malt through two subsidiaries, Cervesur, which owns a malt plant in Peru with an installed annual production capacity of 60,000 tons, and Agro Inversiones S.A., which owns a malt plant in Chile with an installed annual production capacity of 33,000 tons. Backus supplements these sources with malt from Germany. Backus relies on various international suppliers for its supply of barley. Hops are purchased from suppliers in the US.

Containers and Packaging. Backus' glass bottles are supplied by Owens-Illinois, Inc. Backus imports standard 355 millilitre aluminium cans, widely used for *Cristal* and *Pilsen Callao*, from Rexam Chile S.A. in Argentina and Chile and Envases del Istmo, S.A. in Panama. It imports the larger 473 millilitre aluminium cans, used only for *Cusqueña*, from Rexam Argentina S.A. in Argentina and Brazil. Backus owns 99.2% of the voting shares and 11.9% of the investment shares of Industrias del Envase S.A., the leading manufacturer in Peru of labels, cartons and plastic crates used for shipping beer.

Marketing, sales and distribution

Advertising, Promotional Activity and Branding

Backus engages in advertising and other activities to promote its products. Generally, Backus allocates promotional resources in proportion to the market share of its various brands, thereby principally benefiting its two flagship brands, *Cristal* and *Pilsen Callao*. Backus advertises its products through various forms of media, such as television, radio, newspapers and magazines.

Marketing efforts are generally focused on differentiating the brands from one another. Accordingly, the method of advertising used differs from brand to brand. For example, *Cristal*, marketed to present a fun and youthful image, is often advertised in connection with sporting events. *Cusqueña*, on the other hand, intended to have a cosmopolitan, upscale image, is often advertised in connection with modern music. *Pilsen Callao* seeks to have a more upscale and aspirational image. In addition, in 2004, Backus launched two new brands: *Cusqueña Light* and *Del Altiplano* and in 2005 introduced its value brand Dorada.

Market Segmentation

Pricing. Historically, Backus marketed all its brands at the same price level. In 2005, Backus started a price segmentation strategy by introducing *Dorada* as a low-priced brand.

Presentation. Backus sells most of its beer in returnable bottles. In 2004, 89% of all Bavaria's beer sales in Peru were in individual serving 620ml returnable bottles. In addition to 620ml bottles, Backus also sells beer in 1,100ml returnable bottles, 310ml returnable bottles and cans and non-returnable bottles of 355ml and 473ml. In 2004, 97.9% of Bavaria's total beer sales in Peru was in returnable bottles.

Seasonality. The highest level of Peruvian beer consumption occurs during the Christmas season in December, at which time there is a peak in sales of approximately 61% as compared to the average sales during the remainder of the year. These seasonal fluctuations are enhanced by the Peruvian practice of paying employees an extra month's salary each July and December. However, due to the price sensitivity of beer in Peru and the wide fluctuations in the excise tax, these seasonal changes in consumption do not always occur.

Sales and Distribution

As of 31 December 2004, Backus controlled a distribution system that covered all of Peru and delivered to approximately 206,000 points of sale of which approximately 82,000 are located in Lima. A total of over 105 distributors transport Backus beer and soft drink products. Backus transports its beer and soft drink products from its plants through its affiliates Transportes 77 S.A. and Naviera Oriente S.A. Backus also exports its beverages, including to the US.

Competition

Beer imports represented less than 1.0% of the Peruvian beer market in 2004. In 2002, InBev, the largest beverage company and beer producer in Latin America, announced its intention to enter the Peruvian beer market and purchased property in Lima for the purpose of constructing a manufacturing facility that reportedly will have an installed annual production capacity of one million hectolitres of beer. In May 2005, InBev launched its Brahma beer brand.

Employees

As at 31 December 2004, Bavaria had approximately 3,101 employees in Peru.

6. OPERATIONS IN ECUADOR

Overview

Bavaria carries out its operations in Ecuador through CCN and Cervecería Andina. In 1982, Bavaria acquired 67.5% of CCN and increased its ownership interest to 93% through 2004. Bavaria also owns 74% of Cervecería Andina.

Products

Beer

Through its subsidiaries, Bavaria controls 96% of the beer market in Ecuador.

CCN is located in Guayaquil and provides beer to the Pacific coast of Ecuador. CCN's brewery has an installed annual production capacity of 2.4 million hectolitres. Cervecería Andina is

located in Quito and supplies beer to the Quito metropolitan region and the interior regions of Ecuador. Cervecería Andina's brewery has an installed annual production capacity of 0.9 million hectolitres.

Non-alcoholic beverages

Bavaria produces and imports its malt beverage under the *Pony Malta* brand and produces bottled carbonated water under the *Manantial* brand.

Manufacturing

Production Facilities. Bavaria's operations in Ecuador include the Cervecería Andina brewery in Quito and the CCN brewery in Guayaquil, both of which produce all four beer brands, as well as Pony Malta and Manantial. Together, the two facilities produced 3.3 million hectolitres of beer and malt beverages in 2004, operating at about 99.6% capacity. Of Bavaria's operations' total volume, CCN produced 78% and Cervecería Andina 22%.

The following table summarises the production of each of Bavaria's plants in Ecuador:

	Plant Production in Ecuador in 2004	
Brewery	**Installed annual capacity (millions of hectolitres)**	**Production (millions of hectolitres)**
CCN (Guayaquil)	2.4	2.6*
Andina (Quito)	0.9	0.7
Total beer and malt beverage production	3.3	3.3
Total water production	0.5	0.2
Total	3.8	3.5

* Production at Guayaquil exceeded installed annual capacity in 2004 through overtime production.

Raw Materials. Bavaria's Ecuadorian operations obtain 74.0% of their malt requirements at its plant in Guayaquil. The remaining 26.0% is obtained from Bavaria's Colombian subsidiary Maltería Tropical S.A. Hops are purchased from suppliers in the US.

Containers and Packaging. Bavaria's Ecuadorian breweries bottle beer and other beverages on site, using bottles produced locally by Cristalería de Ecuador S.A., an Owens-Illinois subsidiary. Bottle caps and labels are supplied by Impresora del Sur S.A., Bavaria's subsidiary in Colombia. All products sold in a can are imported from Bavaria in Colombia, as Bavaria does not have canning facilities in Ecuador.

Marketing, sales and distribution

Advertising and Promotional Activity

In Ecuador, Bavaria conducts advertising and promotional activities in accordance with a yearly plan allocating funds to three areas of advertising: media, promotions and sponsorship. Bavaria continuously develops programs to support its points of sale system including merchandising coolers and real time data for each brand.

Market Segmentation

Presentation. The vast majority of Bavaria's products in Ecuador are sold in returnable bottles. In 2004, 87.5% of all Bavaria's beer sales in Ecuador were in individual serving 578ml bottles. In addition to the 578ml bottles, Bavaria also sells beer in 311ml returnable bottles, 355ml returnable bottles, 250ml returnable bottles, non-returnable bottles of 300ml, 350ml and 230ml and 296ml aluminium cans. In 2004, 94.1% of Bavaria's total beer sales in Ecuador were in returnable bottles.

Seasonality. In Ecuador, beer sales peak in December of every year, usually exceeding the monthly average for the rest of the year by 49.2%. In 2004, December sales accounted for 12.0% of Bavaria's annual sales in Ecuador.

Distribution

Distributors. As of 31 December 2004, Bavaria's Ecuadorian operations utilised 114 distributors with whom they have exclusive contracts that are renegotiated on an annual basis. The distributors buy products from the breweries and transport them to warehouses, where a wide variety of customers buy directly from the distributors.

Customers

Of Bavaria's estimated total 111,000 points of sale in Ecuador, approximately 40,000 are in the Quito and Guayaquil metropolitan regions.

Employees

As at 31 December 2004, Bavaria had approximately 789 employees in Ecuador.

7. OPERATIONS IN PANAMA

Overview

Cervecería Nacional S.A, which Bavaria acquired in December 2001, is Bavaria's principal beer and beverage producer in Panama. Bavaria's Panamanian operations are the most diversified among its four principal countries.

Products

Beer

Bavaria's beer sales in Panama represented 79% of the total Panamanian market. Cervecería Nacional produces and sells, among others, the following beer and malt brands in Panama: *Atlas, Balboa, Balboa Ice* and *Goldbest.* Cervecería Nacional also distributes imported beers such as *Budweiser, Bud Ice, Busch* and *Corona Extra*. Cervecería Nacional's most popular brand in Panama is *Atlas*.

Soft Drinks. Bavaria's Panamanian subsidiaries have produced and bottled PepsiCo soft drinks, including *Pepsi*, *Mirinda*, *7Up* and *Schweppes*, other soft drinks, including *Orange Crush*, *Squirt* and *Canada Dry Ginger Ale,* and club soda and tonic water pursuant to exclusive bottling agreements with Pepsi Cola Company since 1946. Bavaria's bottling and franchise agreement with Pepsi Cola Company is renewed automatically on an annual basis. In addition, Bavaria produces and distributes *Malta Vigor* in Panama and had, in 2004, approximately one-third of the Panamanian soft drink market.

Milk. Cervecería Nacional sells powdered milk goods under the *Milex* brand and fresh milk and cheeses under the *Nevada, La Chiricana* and *Nacional* brand names. Cervecería Nacional purchases raw milk through volume contracts with various farms near its milk plant in western Panama. Cervecería Nacional pasteurises and packages its milk goods at its Nevada plant and had approximately 31.1% of the milk market in 2004 in Panama.

Fruit Juices. Cervecería Nacional sells juice under the *Tampico, Lucita and Tutti Frutti* brands.

Manufacturing

Production Facilities

The following table summarises the production of each of Bavaria's plants in Panama:

	Production in Panama in 2004	
Plant	Installed annual capacity (millions of hectolitres)	Production (millions of hectolitres)
Total beer and malt beverages production	1.9	1.4
Total soft drink and water production	1.2	0.6
Total juice production	0.2	0.1
Total milk production	0.2	0.2
Total	3.5	2.3

Breweries. Bavaria operates one brewery in Panama City, which has an installed annual beer production capacity of 1.9 million hectolitres. In 2004, the facility produced 1.4 million hectolitres of beer and malt beverages, operating at about 73% of its beer and malt beverage production capacity.

Non-Alcoholic Beverages Production. Bavaria produces and bottles water and soft drinks at its Panama City plant. In 2004, the facility produced 0.6 million hectolitres, operating at about 54% capacity. Bavaria pasteurises and packages milk and juice products at its Nevada plant in the western region of Panama. In 2004, the facility produced 0.2 million hectolitres, operating at about 77% juice and milk production capacity.

Raw Materials. Currently, Cervecería Nacional imports malt from France and purchases hops from suppliers in the US.

Containers and Packaging. In Panama, Cervecería Nacional's aluminium cans are produced through Envases del Istmo, an entity 49% indirectly owned by Cervecería Nacional. Cervecería Nacional purchases its caps, plastic cases, labels, bottles and aluminium cans from various companies in Central and South America through contracts that are renewed annually. In addition, Cervecería Nacional owns 100% of Capitales y Tenencias S.A., an investment vehicle that owns shares of companies that manufacture caps, plastic cases, bottles and aluminium cans used for beverage production in Panama.

Marketing, sales and distribution

Advertising and Promotional Activity

Bavaria's Panamanian operations advertise through television, radio ads, point of sale advertisement and sports sponsorship. The majority of Bavaria's advertising expenditure is directed at the promotion of Bavaria's *Atlas* brand.

Market Segmentation and Branding

Branding. Bavaria segments the Panamanian market between on and off premises sales. In addition, Bavaria targets products at customers according to their socioeconomic status and age. Bavaria's most popular beer in Panama, *Atlas*, is directed at upper and upper-middle class consumers between the ages of 18 and 35. Bavaria targets second most popular brand, *Balboa*, at upper-middle class consumers between the ages of 18 and 24. Bavaria differentiates its brands by this positioning and not by pricing, as Bavaria currently sells all its beer in Panama at approximately the same price.

Presentation. In 2004, 67% of all of Bavaria's Panamanian beer sales were in individual serving 285ml returnable bottles. Bavaria also sells beer in 590ml returnable bottles, 325ml returnable bottles, 285ml cans and 30 and 50 litre kegs. In 2004, 76.6% of Bavaria's

Panamanian beer sales were in returnable bottles. Bavaria's juice and milk products are sold principally in long life tetra packs and its water in 500ml PET bottles.

Seasonality. Beer sales in Panama have two peak selling seasons. The first is during the dry season from February to April. The second occurs in December, when sales for the month typically increase 61% compared to other months.

Distribution

Distributors. Bavaria's Panamanian business operates through two distribution centres in Panama City and eight additional distribution centres throughout Panama. Products from Bavaria's Panama City and Nevada plants are delivered to Bavaria's distribution centres by leased trucks under transport agreements. From Bavaria's distribution centres, products are delivered directly to points of sale using Bavaria's own distribution vehicles by distributors who work exclusively for Cervecería Nacional. All sales are done on a demand basis, so Bavaria does not have any contracts for sales with its customers in Panama.

Customers. As of 31 December 2004, Bavaria reached approximately 5,000 points of sale for beer and 10,000 points of sale for soft drinks within Panama, approximately 40% of which are in Panama City. The number of points of sale of beer is limited by licensing restrictions imposed on the sale of alcohol by Panamanian law. Of Bavaria's total sales in 2004, 70% occurred at off-premises locations, such as small stores.

Employees

As at 31 December 2004, Bavaria had approximately 1,677 employees in Panama.

8. EMPLOYEES

As of 31 December 2004, the Bavaria Group had a total of approximately 12,900 personnel (including both salaried employees and outsourced personnel).

9. OPERATING AND FINANCIAL OVERVIEW OF BEVCO

SECTION A: YEAR ENDED 31 DECEMBER 2003 COMPARED TO YEAR ENDED 31 DECEMBER 2002

All of BevCo's markets of operation experienced real economic growth during 2003, positively impacting volumes and turnover, since beer consumption is highly correlated to per capita income and real GDP growth.

Volumes increased by 5.5% to 32.8 million hectolitres, reflecting the positive impact of several product launches throughout the year such as the Bahía and Águila Light beers in Colombia, Gold Best beer in Panama, new carbonated soft drinks in Panama and Peru, and Agua Brisa and Manantial bottled waters in Panama and Ecuador, respectively.

Total turnover for 2003 was US$2,434 million, a 63% increase over 2002, due largely to the inclusion in 2003 of the operation in Peru, which was acquired at the end of 2002. EBITDA for 2003 was US$617 million, a 59% increase over 2002, which represents a reduction in EBITDA margin to 25.3% in 2003 compared to 26.0% in 2002, because the EBITDA margin in Peru was lower than in the rest of the group.

Key business operating indicators were improved by:

- lowering manufacturing costs for beer and malt;
- improving primary material usage by 4%;
- increasing productivity by 17.6%; and
- increasing installed production capacity usage to 80%.

As a whole, these achievements in 2003 contributed towards the goal of regional consolidation through integration of operations and towards creating the group as the second largest brewer in South America.

SECTION B: YEAR ENDED 31 DECEMBER 2004 COMPARED TO YEAR ENDED 31 DECEMBER 2003

In 2004, the Bavaria Group continued its policy to:

- grow internationally;
- rationalise its production platform;
- focus on its core business;
- strengthen its brand portfolio;
- simplify its organisational structure;
- consolidate its operations; and
- implement best industry practices.

Volumes increased by 4.7% to 34.3 million hectolitres, turnover increased by 14% to US$2,779 million and EBITDA increased by 21% to US$746 million, with EBITDA margin increasing from 25.3% in 2003 to 26.8% in 2004. These positive results were due in part to developments in marketing and sales, after the launch of new products to satisfy consumer needs and increasing marketing activity to counteract present and future competition. A new marketing model was adopted, which included tools to measure the effectiveness and efficiency of investments in advertising and promotions, brand performance, and the satisfaction levels of distributors, retailers and consumers.

EBITDA improvements were also the result of higher sales, improved efficiency and productivity, and more effective control of costs.

In the manufacturing area, production grew by 3.6%, and installed capacity utilisation averaged 80.6% across the Bavaria Group's four main countries of operation. Efficiency of raw materials usage improved by 0.2% in the beer and malt beverage segment; industrial productivity increased by 14.6%, with the average cost of manufacturing remaining stable in US dollar terms.

In the logistics area, the Bavaria Group improved planning processes, optimised distribution networks, standardised the organisational structure in each country, outsourced distribution in Panama, and developed an integrated supply strategy in order to achieve economies of scale in purchasing.

As a result, the Bavaria Group continued to meet its objective of creating sustained growth.

Part VIII—Financial Information on SABMiller

SECTION A: 2003, 2004 AND 2005 SABMILLER FINANCIAL INFORMATION

Basis of financial information

The financial statements of the Group included in the annual reports for the years ended 31 March 2003, 31 March 2004 and 31 March 2005 together with the audit reports thereon are incorporated by reference into this document. PricewaterhouseCoopers LLP, Registered Independent Public Accountants of 1 Embankment Place, London WC2N 6RH have issued unqualified audit opinions on the financial statements of the Group included in the annual report for each of the three years ended 31 March 2003, 2004 and 2005.

The financial information set out below does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory consolidated accounts relating to the three financial years ended 31 March 2003, 2004 and 2005 have been delivered to the Registrar of Companies in England and Wales. PricewaterhouseCoopers LLP, of 1 Embankment Place, London WC2N 6RH, the auditors of SABMiller, gave an unqualified audit report within the meaning of Section 235 of the Companies Act in respect of each of such accounts and such reports did not contain a statement under Section 237(2) or (3) of the Companies Act.

The table below sets out SABMiller's summary financial information for the periods indicated, prepared in accordance with UK GAAP. The data has been extracted without material adjustment from SABMiller's audited financial statements for the years ended 31 March 2003, 2004 and 2005. The financial statements for the year ended 31 March 2003 were restated in accordance with FRS 5 Reporting the substance of transactions, application note G-revenue recognition, UITF 38 Accounting for ESOP trusts and revised UITF 17 Employee share schemes. Accordingly, for comparability purposes in the tables below, the restated financial information for the year ended 31 March 2003 has not been audited but has been extracted without material adjustment from SABMiller's financial statements for the year ended 31 March 2004.

Consolidated profit and loss accounts for the years ended 31 March

	2005 US$m	2004 US$m	2003 Restated US$m	2003 US$m
Turnover (including share of associates' turnover)	**14,543**	12,645	8,984	9,112
Less: share of associates' turnover	**(1,642)**	(1,279)	(817)	(817)
Group turnover	**12,901**	11,366	8,167	8,295
Net operating costs	**(11,152)**	(10,043)	(7,364)	(7,492)
Group operating profit	**1,749**	1,323	803	803
Share of operating profit of associates	**246**	189	126	126
Profit on disposal of investments	**355**	—	—	—
Share of associate's profit on disposal of fixed assets	**11**	—	—	—
Profit on disposal of trademarks	—	13	—	—
Surplus on pension fund of disposed operation	—	47	—	—
Share of associate's profit on disposal of a CSD business and brands in Morocco and a brand in Angola	—	7	—	—
Profit on partial disposal of subsidiary	—	—	4	4
Profit on ordinary activities before interest and taxation	**2,361**	1,579	933	933
Net interest payable	**(167)**	(188)	(163)	(163)
Group	**(143)**	(152)	(142)	(142)
Associates	**(24)**	(36)	(21)	(21)
Profit on ordinary activities before taxation	**2,194**	1,391	770	770
Taxation on profit on ordinary activities	**(850)**	(579)	(349)	(349)
Profit on ordinary activities after taxation	**1,344**	812	421	421
Equity minority interests	**(203)**	(167)	(125)	(125)
Profit for the financial year	**1,141**	645	296	296
Dividends	**(473)**	(358)	(283)	(283)
Retained profit for the financial year	**668**	287	13	13

Consolidated balance sheets
at 31 March

	2005 US$m	2004 US$m	2003 Restated US$m	2003 US$m
Fixed assets				
Intangible assets	**6,822**	6,513	6,451	6,451
Tangible assets	**4,162**	3,758	3,244	3,244
Investments	**1,303**	1,212	736	1,365
Investments in associates	**1,116**	928	705	705
Other fixed asset investments	**187**	284	31	660
	12,287	11,483	10,431	11,060
Current assets				
Stock	**634**	599	456	456
Debtors	**1,164**	1,035	802	802
Investments	**689**	31	2	2
Cash at bank and in hand	**454**	651	559	559
	2,941	2,316	1,819	1,819
Creditors—amounts falling due within one year	**(3,550)**	(2,783)	(4,027)	(4,027)
Net current liabilities	**(609)**	(467)	(2,208)	(2,208)
Total assets less current liabilities	**11,678**	11,016	8,223	8,852
Creditors—amounts falling due after one year*	**(2,579)**	(3,166)	(1,130)	(1,130)
Provisions for liabilities and charges	**(796)**	(866)	(743)	(743)
Net assets	**8,303**	6,984	6,350	6,979
Capital and reserves				
Share capital	**135**	127	127	127
Share premium	**2,010**	1,383	1,373	1,373
Merger relief reserve	**3,395**	3,395	3,395	3,395
Revaluation and other reserves	**23**	20	20	20
Profit and loss reserve	**2,102**	1,240	657	1,286
Shareholders' funds	**7,665**	6,165	5,572	6,201
Equity minority interests	**638**	819	778	778
Capital employed	**8,303**	6,984	6,350	6,979

* 2004 included US$594 million (2003: US$590 million) 4.25% guaranteed convertible bonds.

Consolidated cash flow statements
for the years ended 31 March

	2005 US$m	2004 US$m	2003 Restated US$m	2003 US$m
Net cash inflow from operating activities	**2,792**	2,292	1,568	1,568
Dividends received from associates	**47**	25	27	27
Returns on investments and servicing of finance				
Interest received	**94**	53	39	39
Interest paid	**(228)**	(216)	(159)	(159)
Interest element of finance lease rental payments	**(2)**	(3)	(11)	(11)
Dividends received from other investments	**10**	9	3	3
Dividends paid to minority interests	**(172)**	(154)	(137)	(137)
Net cash outflow from returns on investments and servicing of finance	**(298)**	(311)	(265)	(265)
Taxation paid	**(625)**	(456)	(286)	(286)
Capital expenditure and financial investments				
Purchase of tangible fixed assets	**(768)**	(576)	(445)	(445)
Sale of tangible fixed assets	**30**	27	16	16
Purchase of investments	**(19)**	(217)	(9)	(21)
Sale of investments	**475**	6	3	3
Net cash outflow for capital expenditure and financial investments	**(282)**	(760)	(435)	(447)
Acquisitions and disposals				
Purchase of subsidiary undertakings	**(24)**	(338)	(52)	(52)
Net cash/(overdraft) acquired with subsidiary undertakings	**1**	(160)	6	6
Sale of subsidiary undertakings	**—**	—	44	44
Net cash disposed with subsidiary undertakings	**—**	—	(42)	(42)
Purchase of shares from minorities	**(793)**	(20)	(8)	(8)
Purchase of shares in associates	**(13)**	(58)	(6)	(6)
Net funding (to)/from associates	**(68)**	1	4	4
Proceeds of pension fund surplus from previously disposed operation	**—**	47	—	—
Proceeds from disposal of trademarks	**—**	13	—	—
Net cash outflow for acquisitions and disposals	**(897)**	(515)	(54)	(54)
Equity dividends paid to shareholders	**(412)**	(309)	(203)	(203)
Management of liquid resources				
Sale/(purchase) of short-term liquid instruments	**3**	(16)	43	43
Cash (placed in)/withdrawn from short-term deposits	**(661)**	—	1	1
Net cash outflow from management of liquid resources	**(658)**	(16)	44	44
Financing				
Issue of shares	**38**	10	2	2
Issue of shares to minorities	**1**	4	2	2
Net purchase of own shares for share trusts	**(21)**	(10)	(12)	—
New loans raised	**540**	3,385	190	190
Repayment of loans	**(658)**	(3,377)	(330)	(330)
Net cash (outflow)/inflow from financing	**(100)**	12	(148)	(136)
(Decrease)/increase in cash in the year	**(433)**	(38)	248	248

SECTION B: 2005 SABMILLER TRANSITIONAL IFRS INFORMATION

As from 1 April 2005, SABMiller is required under European legislation to prepare its consolidated financial statements in accordance with IFRS.

In order to indicate the impact that the transition from UK GAAP to IFRS would have on the Group's consolidated financial statements, SABMiller issued an announcement on 5 July 2005, which set out the basis of preparation of IFRS information, provided details of the significant changes and format of primary financial statements under IFRS, provided details on first time adoption, explained the impact of the change and made available restated financial information under IFRS for the year ended 31 March 2005.

The full text of the announcement is set out below.

"SABMiller currently prepares its financial statements under United Kingdom Generally Accepted Accounting Principles (UK GAAP). As part of its preparation for the adoption of International Financial Reporting Standards (IFRS), SABMiller is today making available financial information for the year ended 31 March 2005 in accordance with IFRS.

The adoption of IFRS represents an accounting change only, and does not affect the underlying operations or cash flows of the group. The IFRS financial information in this document is unaudited.

Summary of main changes

	UK GAAP 2005 Audited US$m	IFRS 2005 Unaudited US$m	% change
Group revenue	12,901	12,901	—
EBITA (becoming EBIT under IFRS)*	2,409	2,389	(0.8)
Profit before tax	2,194	2,552	16.3
Adjusted earnings**	1,251	1,224	(2.1)
Basic earnings per share	94.1	125.5	33.3
Adjusted earnings per share (US cents)	103.2	101.0	(2.1)
Adjusted diluted earnings per share (US cents)	99.8	97.7	(2.1)

* EBITA comprises profit before interest, tax, goodwill amortisation and before one-off items. EBIT comprises profit before interest, tax and one-off items.

** The calculation of adjusted earnings is given in table 1 on page 82.

The most significant changes from UK GAAP to IFRS are:

- The reversal of amortisation of goodwill which increases profit before tax by US$366 million but has no impact on EBITA or adjusted earnings.
- A pre-tax increase in post-retirement costs of US$4 million impacting all measures shown above, and an additional one-off credit of US$104 million relating to certain changes in the group's post-retirement arrangements which does not affect EBITA or adjusted earnings.
- The inclusion of a charge, based on fair value, in respect of outstanding share-based awards granted after 7 November 2002. This increases net operating costs by US$6 million.

Background to the change

SABMiller has previously prepared its financial statements under UK GAAP. For the purposes of this announcement all references to UK GAAP relate to the accounting policies adopted by SABMiller as set out in the SABMiller Annual Report for the year ended 31 March 2005. From 1 April 2005 onwards, the group is required to prepare its consolidated financial statements in accordance with IFRS as endorsed by the EU and implemented in the UK.

This change applies to all of the group's financial reporting for accounting periods beginning on 1 April 2005. The group's date of transition to IFRS under IFRS1 (First-time adoption of IFRS)

was 1 April 2004. The group's first published IFRS results will be for the six months to 30 September 2005 and the first full year IFRS results will be for the year ending 31 March 2006. The 2006 financial statements will include comparatives for 2005 which will be restated to IFRS, other than with respect to IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement).

To explain how the group's reported performance and financial position are affected by this change, set out in tables 1 to 7 is a comparison of key UK GAAP figures for the interim and full 2005 financial year to unaudited restated IFRS results.

Basis of preparation of IFRS information

The key figures set out in tables 1 to 7 are based on the IFRS expected to be applicable at 31 March 2006, and the interpretation of those standards. IFRS are subject to possible amendment by and interpretative guidance from the International Accounting Standards Board, as well as ongoing review and endorsement by the EU, and are thus subject to change. The IFRS figures in tables 1 to 7 may therefore be subject to changes in the basis of accounting and/or presentation of certain financial information before their inclusion in the IFRS financial statements for the year ending 31 March 2006 when the group prepares its first complete set of IFRS financial statements.

IFRS 1 Exemptions

IFRS1 (First-time adoption of IFRS) permits certain exemptions from the full requirements of IFRS to companies adopting IFRS for the first time. The group expects to apply the following transitional provisions:

(i) Business combinations (including acquisitions) recognised before the date of transition (1 April 2004) have not been restated.

(ii) Fixed assets held at historical cost have not been revalued; therefore depreciation and impairment tests will continue to be based on historical cost.

(iii) IAS 32 and IAS 39 are applied prospectively from 1 April 2005, therefore hedge documentation and effectiveness is only measured from that date.

(iv) Cumulative currency translation differences on foreign net investments recognised separately in equity have been reset to US$Nil at the date of transition.

(v) The cost of share options granted prior to 7 November 2002 has not been recognised in the income statement.

(vi) The accumulated actuarial gains and losses with regards to employee defined benefit post-retirement plans have been recognised in full in the opening IFRS balance sheet as at 1 April 2004.

(vii) Convertible bonds have not been split into component values if the bond has been repaid by the transition date for financial instruments, which was 1 April 2005.

Significant Changes

The most significant areas of change are as follows:

(Tables 1 to 7 are cross referenced to the notes below where relevant.)

(a) Goodwill

Under UK GAAP, goodwill is amortised over its estimated useful life (the group typically applies a 20 year life to goodwill, with the exception of goodwill in Amalgamated Beverage Industries (ABI) which has an indefinite life and has been subjected to annual impairment reviews).

Under IFRS, the amortisation of goodwill is no longer permitted and goodwill is reviewed for impairment on an annual basis. As a result the amortisation charge of US$366 million

recorded in 2005 is reversed. As a consequence of this change, the profit attributable to minority interests also increases by US$22 million.

(b) Post-retirement benefits

(1) Under UK GAAP, the group accounts for post-retirement benefits under SSAP 24 (Accounting for Pension Costs), whereby the costs of providing pensions and other post employment benefits are charged against operating profit on a systematic basis with surpluses and deficits arising allocated over the expected average remaining service lives of current employees. The group disclosed the impact of accounting for pensions under FRS 17 (Retirement Benefits) by way of footnote, as required by the FRS 17 transitional arrangements.

Under IFRS, the impact on the income statement is that the unwinding of the discounting on liabilities and the expected return on assets are included in operating profit. The impact on the balance sheet is that the full actuarial surplus or deficit is recognised. The more volatile components of movements in surpluses and deficits (actuarial gains and losses) are recorded as a movement in shareholders' funds in line with the amendments to IAS 19 (Employee Benefits) although this is subject to endorsement by the EU.

The new IFRS rules primarily affect Miller in North America and Beer South Africa. The ongoing income statement effect of this change is an additional cost of US$4 million in 2005.

The costs in North America have risen by US$7 million, offset by a credit in Beer South Africa of US$3 million (the latter of which is not expected to recur in 2006).

The pre-tax IFRS adjustments to post-retirement benefits are summarised below:

	US$m
North America	
Pensions	(5)
Other post-retirement costs	(2)
	(7)
Beer South Africa	
Pensions	(4)
Other post-retirement costs	7
	3
Total	(4)

(2) During 2005 Miller also revised its post-retirement arrangements. The effect of the changes in plans and the capping of post-retirement medical healthcare liabilities results in a credit to the 2005 IFRS income statement of some US$104 million (US$63 million net of tax). This represents the savings associated with past service. This has been treated as a one-off item.

The impact of all post-retirement benefit adjustments on the IFRS opening balance sheet as at 1 April 2004 is to reduce net assets by US$80 million net of deferred tax. The reduction at 31 March 2005 is US$147 million net of deferred tax.

(c) **Share-based payments**

Under UK GAAP, only certain share-based plans (where the grant price is less than the market price at the date of grant) result in a charge to operating profit over the performance period on a straight line basis.

Under IFRS, all share-based awards granted after 7 November 2002 result in a charge to operating profit over the performance period on a straight line basis.

The additional cost to the group in 2005 includes extra costs for certain share-based plans and results in the recognition of an additional pre-tax charge for 2005 of US$6 million.

As more option tranches are covered by the new rules the costs in relation to share-based payments will rise under IFRS. It is anticipated that the ongoing annual cost compared to UK GAAP will be some US$10–14 million in 2006.

(d) **Presentation of associates**

Under UK GAAP, operating profit, net interest, taxation and minority interests include the Group's share of associates' results.

Under IFRS, the income statement only includes the group's share of the post-tax and minority results of associates as one line before the group's pre-tax profit.

In order to aid comparison of results across segments, the group intends to present an operating profit/EBIT measure in the segmental analysis which will include associates in the same format as subsidiaries.

(e) **IFRS application to associates**

As a result of the non-amortisation of goodwill, profits from associates increase by US$15 million for 2005. Other net charges of US$9 million for 2005 principally arise in respect of share-based payments, inventories, intangibles and property, plant and equipment.

The application of IFRS, including the non-amortisation of goodwill, increases the group's carrying value of associates as at 31 March 2005 by US$9 million.

Certain of the group's associates continue to work on the restatement of IFRS in their own results. Any further changes arising will be reflected in the group IFRS position as at 30 September 2005 in the interim results for the year ending 31 March 2006.

(f) **Agricultural assets**

Under UK GAAP, agricultural assets are not separately recorded.

Under IFRS, agricultural assets are recognised on the balance sheet at fair value with gains/losses recorded in the income statement. The additional US$2 million cost for 2005 relates to sugar plantations in Honduras and hop farms in South Africa.

(g) **Taxation**

Under UK GAAP, the group recognises deferred tax on timing differences that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements (an income statement approach).

Under IFRS, deferred tax is recognised in respect of nearly all taxable temporary differences arising between the tax base and the accounting book value of balance sheet items (a balance sheet approach). This results in deferred tax being recognised on certain timing differences that would not have given rise to deferred tax under UK GAAP. Excluding the net impact of deferred tax on post-retirement schemes, the IFRS impact on other deferred tax assets and liabilities is a reduction in net assets of US$108 million in the opening IFRS balance sheet and US$119 million as at 31 March 2005.

Upon the adoption of IFRS, deferred tax is recognised on unremitted earnings of subsidiaries and associates, unless the group is able to demonstrate that the dividend policy cannot be changed without its consent and it is unlikely that those earnings will be paid as dividends in the foreseeable future.

The group has recognised an additional US$7 million deferred tax charge in the 2005 income statement primarily with respect to unremitted earnings of associates.

(h) **Exceptional items**

Under UK GAAP, gains and loses on the disposal of subsidiaries, associates, fixed asset investments and tangible fixed assets are shown as exceptional items below operating profit (non-operating exceptionals).

IFRS does not contain the same specific rules related to the presentation of exceptional items, but does require disclosure of additional items where necessary to assist in the understanding of an entity's financial performance. A reclassification of US$366 million exceptional profit under UK GAAP previously recognised below operating profit has been made to move the UK GAAP non-operating exceptional items back into operating profit. The group will continue to separately identify significant and one-off items previously treated as exceptional under UK GAAP. These will all be recognised within operating profit. In addition, the group will continue to present the adjusted earnings per share and operating profit before exceptional items measures.

(i) **Dividends**

Under UK GAAP, dividends for the period are provided for in the results for that period.

Under IFRS, the dividends for the period are provided in the results in the period during which they are approved.

Balance Sheet reclassifications

(j) **Capitalised software**

Under UK GAAP, software assets are included as part of property, plant and equipment.

Under IFRS, unless they are integral to another tangible fixed asset, software assets are recognised as intangible assets.

(k) **Debtors**

Under UK GAAP, debtors are generally shown as a one line entry in current assets unless they are deemed to be highly significant for separate disclosure on the face of the balance sheet.

Under IFRS, debtors due within one year are recognised as current assets and debtors due after more than one year are recognised as non-current assets on the face of the balance sheet.

(l) **Deferred tax assets and liabilities**

Under UK GAAP, deferred tax assets and liabilities are shown as part of current debtors and provisions on the face of the balance sheet.

Under IFRS, deferred tax assets and liabilities are presented separately on the face of the balance sheet under IFRS.

(m) **Provisions**

Under UK GAAP, provisions are presented as a one line entry on the balance sheet.

Under IFRS, provisions likely to fall due within one year are recognised as current liabilities and provisions likely to fall due after more than one year are recognised as long-term liabilities on the face of the balance sheet.

Other IFRS Adjustments

Other IFRS adjustments result in an increase in net assets of US$16 million at 31 March 2005 and include the following items:

(n) **Buy-out of minority shares in Birra Peroni and ABI**

Upon the adoption of IFRS goodwill is recognised on the buy-out of minority interests in subsidiaries as the difference between the value of IFRS net assets acquired and the consideration paid.

The buy-out of minority interests in Birra Peroni SpA and ABI increased goodwill due to changes within deferred tax. As a consequence, this reduced equity attributable to minority interests by US$11 million and US$1 million respectively.

(o) **Foreign currency translations**

Under UK GAAP if a derivative instrument has been entered into which is linked to the settlement of a foreign currency asset or liability the exchange rate of the derivative can be used to translate the foreign currency amount.

Under IFRS the closing rate exchange rate must be used with the derivative effect recognised separately.

The group has a sterling denominated private note of £40 million covered by such an arrangement—the value of the loan at 31 March 2005 rises by US$14 million and an equivalent US$14 million asset is recognised in debtors (1 April 2004 adjustment US$14 million). The full adoption of IAS 32 and 39 as at 1 April 2005 will not change this position materially.

In addition, exchange differences arising on the translation of IFRS adjustments to net assets, together with differences between IFRS income statement adjustments translated at average and closing rates, are shown as a movement in shareholders' funds.

(p) **Prepaid interest**

Under UK GAAP, prepaid interest is included as part of prepayments in debtors on the face of the balance sheet.

Under IFRS, prepaid interest is recognised as part of the debt balance to which it is related. Therefore, prepaid interest is reallocated to current and non-current liabilities in the same manner.

(q) **Spare parts**

Spare parts previously held in inventory under UK GAAP have been reallocated to tangible fixed assets under IFRS where the part is deemed to be a major spare part that will be in use for more than one year when installed.

Other Matters

Excise

Unlike value added tax, excise is not directly related to the value of sales. It is not generally recognised as a separate item on invoices, increases in excise are not always directly passed on to customers, and the group cannot reclaim the excise where customers do not pay for products received. Under UK GAAP, the group therefore considered excise as a cost to the group and reflected it as a production cost and consequently any excise that is recovered in the sale price is included in revenue. The group believes the current UK GAAP treatment of excise within revenue continues to be appropriate under IFRS. Therefore, no IFRS adjustment has been made to revenue. The matter will be kept under review.

Segmental analysis

Under IFRS, the group will continue to report on a regional segmental basis (refer to table 2). Following the acquisition in December 2004 of the remaining shares in ABI, a programme of work has begun to establish and leverage the benefits from the combination of our beverage businesses in South Africa. Results for South Africa Beverages are now shown as one segment.

In addition to statutory requirements under IFRS, the group will present an operating profit/EBIT measure on a segmental basis which will include associates in the same format as subsidiaries, before interest, tax and minority interests, to allow for consistent comparison of results across segments.

Under IFRS, share-based payments are allocated on a segmental basis. This was not the case under UK GAAP.

Earnings per share (EPS)

Under both UK GAAP and IFRS, basic earnings per share is derived from the earnings attributable to ordinary shareholders divided by the average number of ordinary shares in issue during the period (excluding shares held by employee share trusts and by Safari Ltd).

Under both UK GAAP and IFRS, adjusted earnings per share uses the same number of shares with profit adjusted to exclude the impact of amortisation, capital items and other one-off items.

Cash and cash equivalents

Under UK GAAP, the cash flow statement presents changes in cash.

Under IFRS, the cash flow statement presents changes in cash and cash equivalents (certain short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value).

Although the format of the cash flow statement will change under IFRS, and net debt will change to reflect prepaid interest, cash flows are unaffected. A full reconciliation of net debt will continue to be provided.

Financial instruments

IAS 32 and IAS 39 on financial instruments will be applied prospectively from 1 April 2005. Consequently the restated figures for the 2005 financial year (1 April 2004–31 March 2005) do not reflect the impact of these standards.

These are complex standards and are continuing to change. On the current understanding of IAS 32 and IAS 39, it is expected that the main implication of applying these standards in the 2006 financial year will be as follows:

(i) The group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. The group does not hold derivatives for trading purposes but under IFRS, if the tests for hedge accounting are not met, the derivatives are treated as if held for trading purposes. For many derivatives used by the group it is possible to obtain hedge accounting or the implications of not doing so are not considered material.

(ii) Under UK GAAP, the book value of derivative financial instruments (cross currency swaps and forward foreign exchange contracts) in respect of borrowings and short-term deposits was included in their carrying value on the balance sheet.

Under IFRS, the fair value of these derivatives is shown separately on the balance sheet.

(iii) Available for sale investments will be marked to market with changes in value taken to equity and recycled to income when the investment is sold. This is not expected to have a material impact on the group.

Although the 31 March 2005 balance sheet will not be restated to show the effect of adopting IAS 32 and IAS 39, the balance sheet as at 1 April 2005 will be restated to show the effect of retrospective application of these standards. This will be provided in the publication of the first half result for 2006."

1. The effect of the change to IFRS on the income statement for the year ended 31 March 2005 is as follows:

	Reported (UK GAAP) audited US$m	Goodwill (a) US$m	Post-retirement benefits (b)[1] US$m	(b)[2] US$m	Share-based payments (c) US$m	Associates (d) US$m	(e) US$m	Agricultural assets (f) US$m	Deferred taxation (g) US$m	Reclassifications (h) US$m	Restated (IFRS) unaudited US$m
Revenue (including share of associates' revenue)	**14,543**	—	—	—	—	—	—	—	—	—	**14,543**
Less: share of associates' revenue	**(1,642)**	—	—	—	—	—	—	—	—	—	**(1,642)**
Group revenue	**12,901**	—	—	—	—	—	—	—	—	—	**12,901**
Net operating costs	**(11,152)**	351	(4)	104	(6)	—	—	(2)	—	355	**(10,354)**
Group operating profit	**1,749**	351	(4)	104	(6)	—	—	(2)	—	355	**2,547**
Share of profit of associates post interest, tax and minority interests	**246**	15	—	—	—	(115)	(9)	—	—	11	**148**
Exceptional items	**366**	—	—	—	—	—	—	—	—	(366)	**—**
Profit on ordinary activities before interest and taxation	**2,361**	366	(4)	104	(6)	(115)	(9)	(2)	—	—	**2,695**
Net interest payable	**(167)**	—	—	—	—	24	—	—	—	—	**(143)**
Profit on ordinary activities before taxation	**2,194**	366	(4)	104	(6)	(91)	(9)	(2)	—	—	**2,552**
Taxation on profit on ordinary activities	**(850)**	—	1	(41)	—	74	—	—	(7)	—	**(823)**
Profit on ordinary activities after taxation	**1,344**	366	(3)	63	(6)	(17)	(9)	(2)	(7)	—	**1,729**
Attributable to minority interests	**(203)**	(22)	—	—	—	17	—	—	—	—	**(208)**
Attributable to the group	**1,141**	344	(3)	63	(6)	—	(9)	(2)	(7)	—	**1,521**
Reconciliation to adjusted earnings											
Profit for the financial year	**1,141**	344	(3)	63	(6)	—	(9)	(2)	(7)	—	**1,521**
Amortisation of goodwill	**366**	(366)	—	—	—	—	—	—	—	—	**—**
Impairment costs	**9**	—	—	—	—	—	—	—	—	—	**9**
Net profit on disposal of assets	**(343)**	—	—	—	—	—	—	—	—	—	**(343)**
Brewery closure costs	**20**	—	—	—	—	—	—	—	—	—	**20**
Associates' share of profit on disposal of assets	**(11)**	—	—	—	—	—	—	—	—	—	**(11)**
IFRS adjustments	**—**	—	—	(104)	—	—	—	—	—	—	**(104)**
Tax effects on the above items	**30**	—	—	41	—	—	—	—	—	—	**71**
Minority interests' share of the above items	**(31)**	22	—	—	—	—	—	—	—	—	**(9)**
Headline earnings	**1,181**	—	(3)	—	(6)	—	(9)	(2)	(7)	—	**1,154**
Integration/reorganisation costs	**32**	—	—	—	—	—	—	—	—	—	**32**
South African STC on non-recurring dividend	**38**	—	—	—	—	—	—	—	—	—	**38**
Adjusted earnings	**1,251**	—	(3)	—	(6)	—	(9)	(2)	(7)	—	**1,224**

The presentation of the IFRS information on this page and those that follow is not fully in accordance with IAS 1 (Presentation of Financial Statements) and has been presented to give an indication of changes in results under IFRS from previous UK GAAP equivalents and not an exact representation of how restated IFRS results will be presented in the future.

2. The effect of the change to IFRS on the income statement for the year ended 31 March 2005 is as follows:

Segmental Analysis

	EBIT reported (UK GAAP) audited US$m	Amortisation US$m	EBITA reported (UK GAAP) US$m	Post-retirement benefits (b)[1] US$m	(b)[2] US$m	Share-based payments (c) US$m	Associates (e) US$m	Agricultural assets (f) US$m	EBIT restated (IFRS) unaudited US$m
North America	**261**	236	**497**	(7)	—	(3)	—	—	**487**
Central America	**48**	43	**91**	—	—	—	—	(1)	**90**
Europe	**419**	64	**483**	—	—	(1)	—	—	**482**
Africa and Asia	**363**	21	**384**	—	—	(1)	—	—	**383**
Associates' share*	**(121)**	(13)	**(134)**	—	—	—	—	—	**(134)**
	242	8	**250**	—	—	(1)	—	—	**249**
South Africa Beverages	**958**	—	**958**	3	—	(4)	—	(1)	**956**
Associates' share*	**(50)**	—	**(50)**	—	—	—	—	—	**(50)**
Beer South Africa	**708**	—	**708**	3	—	(2)	—	(1)	**708**
Other Beverage Interests	**250**	—	**250**	—	—	(2)	—	—	**248**
Associates' share*	**(50)**	—	**(50)**	—	—	—	—	—	**(50)**
	908	—	**908**	3	—	(4)	—	(1)	**906**
Hotels and Gaming	**79**	2	**81**	—	—	—	(8)	—	**73**
Associates' share*	**(79)**	(2)	**(81)**	—	—	—	8	—	**(73)**
	—	—	**—**	—	—	—	—	—	**—**
Corporate	**(85)**	—	**(85)**	—	—	3	—	—	**(82)**
Group—excluding exceptional items	**2,043**	366	**2,409**	(4)	—	(6)	(8)	(2)	**2,389**
Associates' share*	**(250)**	(15)	**(265)**	—	—	—	8	—	**(257)**
	1,793	351	**2,144**	(4)	—	(6)	—	(2)	**2,132**
One-off items	**(48)**	366^	**318**	—	104	—	—	—	**422**
Group—including exceptional items	**1,995**	732	**2,727**	(4)	104	(6)	(8)	(2)	**2,811**
Associates' share*	**(246)**	(26)	**(272)**	—	—	—	8	—	**(264)**
	1,749	706	**2,455**	(4)	104	(6)	—	(2)	**2,547**

* The results above includes associates' profit before interest (US$24 million), tax (US$75 million) and minority interests (US$17 million) which allows for consistent comparison of results across the segments. When these items are deducted from the Group results of US$2,811 million above, the Group profit before interest and tax is US$2,695 million, as stated in the income statement.

^ Reclassification of one-off items into operating profit.

Statutory information presented from 30 September 2005 onwards will disclose the Group's share of post-tax and minority results of associates on the face of the income statement and in the analysis of Group EBIT in the segmental disclosures.

3. The effect of the change to IFRS on the balance sheet as at 1 April 2004 (opening IFRS balance sheet) is as follows:

	Reported (UK GAAP) audited US$m	Post-retirement benefits (b)[1] US$m	Associates (e) US$m	Agricultural assets (f) US$m	Deferred taxation (g) US$m	Dividends (i) US$m	Reclassifications (j)(k)(l)(m) US$m	Other (n)(o)(p)(q) US$m	Restated (IFRS) unaudited US$m
Fixed assets									
Intangible assets	**6,513**	—	—	—	—	—	94	—	**6,607**
Tangible assets	**3,758**	—	—	5	—	—	(94)	3	**3,672**
Investments in associates	**928**	—	1	—	—	—	—	—	**929**
Trade and other debtors	**—**	—	—	—	—	—	70	—	**70**
Other investments	**284**	—	—	—	—	—	—	—	**284**
Deferred tax asset	**—**	79	—	—	(54)	—	107	—	**132**
	11,483	79	1	5	(54)	—	177	3	**11,694**
Current assets									
Inventories	**599**	—	—	(2)	—	—	—	(3)	**594**
Trade and other debtors	**1,035**	4	—	—	—	—	(177)	(7)	**855**
Investments	**31**	—	—	—	—	—	(31)	—	**—**
Cash and cash equivalents	**651**	—	—	—	—	—	31	—	**682**
	2,316	4	—	(2)	—	—	(177)	(10)	**2,131**
Current liabilities									
Creditors due within one year	**(2,783)**	42	—	—	—	289	—	10	**(2,442)**
Provisions	**—**	—	—	—	—	—	(42)	—	**(42)**
	(2,783)	42	—	—	—	289	(42)	10	**(2,484)**
Net current liabilities	**(467)**	46	—	(2)	—	289	(219)	—	**(353)**
Non-current liabilities									
Interest bearing creditors	**(3,094)**	—	—	—	—	—	—	—	**(3,094)**
Provisions	**(866)**	(205)	—	—	—	—	208	(3)	**(866)**
Deferred tax liabilities	**—**	—	—	—	(54)	—	(166)	(1)	**(221)**
Other liabilities	**(72)**	—	—	—	—	—	—	—	**(72)**
	(4,032)	(205)	—	—	(54)	—	42	(4)	**(4,253)**
Net assets	**6,984**	(80)	1	3	(108)	289	—	(1)	**7,088**
Capital and reserves									
Shareholders' funds	**6,165**	(80)	1	2	(94)	269	—	(1)	**6,262**
Equity minority interests	**819**	—	—	1	(14)	20	—	—	**826**
Total equity	**6,984**	(80)	1	3	(108)	289	—	(1)	**7,088**

4. The effect of the change to IFRS on the balance sheet as at 31 March 2005 is as follows:

	Reported (UK GAAP) audited US$m	Goodwill (a) US$m	Post-retirement benefits (b)[1] US$m	Associates (e) US$m	Agricultural assets (f) US$m	Deferred taxation (g) US$m	Dividends (i) US$m	Reclassifications (j)(k)(l)(m) US$m	Other (n)(o)(p)(q) US$m	Restated (IFRS) unaudited US$m
Fixed assets										
Intangible assets	6,822	351	—	—	—	—	—	111	19	7,303
Tangible assets	4,162	—	—	—	4	—	—	(111)	1	4,056
Investments in associates	1,116	15	—	(6)	—	—	—	—	—	1,125
Trade and other debtors	—	—	—	—	—	—	—	54	—	54
Other investments	187	—	—	—	—	—	—	—	—	187
Deferred tax asset	—	—	123	—	—	(54)	—	84	—	153
	12,287	366	123	(6)	4	(54)	—	138	20	12,878
Current assets										
Inventories	634	—	—	—	(2)	—	—	—	(5)	627
Trade and other debtors	1,164	—	—	—	—	—	—	(138)	(18)	1,008
Investments	689	—	—	—	—	—	—	(689)	—	—
Cash and cash equivalents	454	—	—	—	—	—	—	689	—	1,143
	2,941	—	—	—	(2)	—	—	(138)	(23)	2,778
Current liabilities										
Creditors due within one year	(3,550)	—	42	—	—	—	349	—	22	(3,137)
Provisions due within one year	—	—	—	—	—	—	—	(62)	—	(62)
	(3,550)	—	42	—	—	—	349	(62)	22	(3,199)
Net current liabilities	(609)	—	42	—	(2)	—	349	(200)	(1)	(421)
Non-current liabilities										
Interest bearing creditors	(2,526)	—	—	—	—	—	—	—	1	(2,525)
Provisions	(796)	—	(312)	—	—	—	—	184	(3)	(927)
Deferred tax liabilities	—	—	—	—	—	(65)	—	(122)	(1)	(188)
Other liabilities	(53)	—	—	—	—	—	—	—	—	(53)
	(3,375)	—	(312)	—	—	(65)	—	62	(3)	(3,693)
Net assets	8,303	366	(147)	(6)	2	(119)	349	—	16	8,764
Capital and reserves										
Shareholders' funds	7,665	344	(147)	(6)	1	(115)	329	—	15	8,086
Equity minority interests	638	22	—	—	1	(4)	20	—	1	678
Total equity	8,303	366	(147)	(6)	2	(119)	349	—	16	8,764

5. The effect of the change to IFRS on the income statement for the six months ended 30 September 2004 is as follows:

	Reported (UK GAAP) audited US$m	Goodwill (a) US$m	Post-retirement benefits (b)[1] US$m	Share based payments (c) US$m	Associates (d) US$m	Agricultural assets (e) US$m	Deferred taxation (f) US$m	Reclassifi-cations (g) US$m	Restated (IFRS) unaudited US$m	US$m
Revenue (including share of associates' revenue)	**7,178**	—	—	—	—	—	—	—	—	**7,178**
Less: share of associates' revenue	**(735)**	—	—	—	—	—	—	—	—	**(735)**
Group revenue	**6,443**	—	—	—	—	—	—	—	—	**6,443**
Net operating costs	**(5,625)**	173	(3)	(2)	—	—	(1)	—	335	**(5,123)**
Group operating profit	**818**	173	(3)	(2)	—	—	(1)	—	335	**1,320**
Share of profit of associates post interest, tax and minority interests	**123**	8	—	—	(55)	(5)	—	—	11	**82**
Exceptional items	**346**	—	—	—	—	—	—	—	(346)	—
Profit on ordinary activities before interest and taxation	**1,287**	181	(3)	(2)	(55)	(5)	(1)	—	—	**1,402**
Net interest payable	**(91)**	—	—	—	13	—	—	—	—	**(78)**
Profit on ordinary activities before taxation	**1,196**	181	(3)	(2)	(42)	(5)	(1)	—	—	**1,324**
Taxation on profit on ordinary activities	**(397)**	—	2	—	32	—	—	(2)	—	**(365)**
Profit on ordinary activities after taxation	**799**	181	(1)	(2)	(10)	(5)	(1)	(2)	—	**959**
Attributable to minority interests	**(100)**	(11)	—	—	10	—	—	—	—	**(101)**
Atrributable to the group	**699**	170	(1)	(2)	—	(5)	(1)	(2)	—	**858**
Reconciliation to adjusted earnings										
Profit for the financial year	**699**	170	(1)	(2)	—	(5)	(1)	(2)	—	**858**
Amortisation of goodwill	**181**	(181)	—	—	—	—	—	—	—	—
Net profit on disposal of assets	**(330)**	—	—	—	—	—	—	—	—	**(330)**
Brewery closure costs	**23**	—	—	—	—	—	—	—	—	**23**
Associates' shares of profit on disposal of assets	**(11)**	—	—	—	—	—	—	—	—	**(11)**
Tax effects on above items	**31**	—	—	—	—	—	—	—	—	**31**
Minority interests' share	**(10)**	11	—	—	—	—	—	—	—	**1**
Headline earnings	**583**	—	(1)	(2)	—	(5)	(1)	(2)	—	**572**
Adjusted earnings	**583**	—	(1)	(2)	—	(5)	(1)	(2)	—	**572**

6. The effect of the change to IFRS on the income statement for the six months ended 30 September 2004 is as follows:

Segmental Analysis

	EBIT reported (UK GAAP) audited US$m	Amortisation US$m	EBITA reported (UK GAAP) US$m	Post-retirement benefits (b)[1] US$m	Share-based payments (c) US$m	Associates (e) US$m	Agricultural assets (f) US$m	EBIT restated (IFRS) unaudited US$m
North America	**189**	117	**306**	(3)	(2)	—	—	**301**
Central America	**15**	22	**37**	—	—	—	(1)	**36**
Europe	**270**	30	**300**	—	(1)	—	—	**299**
Africa and Asia	**168**	11	**179**	—	—	—	—	**179**
Associates' share*	**(73)**	(7)	**(80)**	—	—	—	—	**(80)**
	95	4	**99**	—	—	—	—	**99**
South Africa Beverages	**317**	—	**317**	—	(1)	(1)	—	**315**
Associates' share*	**(18)**	—	**(18)**	—	—	1	—	**(17)**
Beer South Africa	**249**	—	**249**	—	(1)	—	—	**248**
Other Beverage Interests	**68**	—	**68**	—	—	(1)	—	**67**
Associates' share*	**(18)**	—	**(18)**	—	—	1	—	**(17)**
	299	—	**299**	—	(1)	—	—	**298**
Hotels and Gaming	**32**	1	**33**	—	—	(4)	—	**29**
Associates' share*	**(32)**	(1)	**(33)**	—	—	4	—	**(29)**
	—	—	**—**	—	—	—	—	**—**
Corporate	**(31)**	—	**(31)**	—	2	—	—	**(29)**
Group—excluding exceptional items	**960**	181	**1,141**	(3)	(2)	(5)	(1)	**1,130**
Associates' share*	**(123)**	(8)	**(131)**	—	—	5	—	**(126)**
	837	173	**1,010**	(3)	(2)	—	(1)	**1,004**
One-off items	**(19)**	346^	**327**	—	—	—	—	**327**
Group—including exceptional items	**941**	527	**1,468**	(3)	(2)	(5)	(1)	**1,457**
Associates' share*	**(123)**	(19)	**(142)**	—	—	5	—	**(137)**
	818	508	**1,326**	(3)	(2)	—	(1)	**1,320**

* The results above include associates' profit before interest (US$13 million), tax (US$32 million) and minority interests (US$10 million) which allows for consistent comparison of results across the segments. When these items are deducted from the Group results of US$1,457 million above, the Group profit before interest and tax is US$1,402 million, as stated in the income statement.

^ Reclassification of one-off items into operating profit.

7. The effect of the change to IFRS on the balance sheet as at 30 September 2004 is as follows:

	Reported (UK GAAP) audited US$m	Goodwill (a) US$m	Post-retirement benefits (b)[1] US$m	Associates (e) US$m	Agricultural assets (f) US$m	Deferred taxation (g) US$m	Dividends (i) US$m	Reclassifications (j)(k)(l)(m) US$m	Other (n)(o)(p)(q) US$m	Restated (IFRS) unaudited US$m
Fixed Assets										
Intangible assets	**6,387**	173	—	—	—	—	—	100	4	**6,664**
Tangible assets	**3,835**	—	—	—	4	—	—	(100)	4	**3,743**
Investments in associates	**1,041**	8	—	(4)	—	—	—	—	—	**1,045**
Trade and other debtors.................	**—**	—	—	—	—	—	—	53	—	**53**
Other investments....	**170**		—	—	—	—	—	—	—	**170**
Deferred tax asset....	**—**	—	79	—	—	(54)	—	85	—	**110**
	11,433	181	79	(4)	4	(54)	—	138	8	**11,785**
Current assets										
Inventories...............	**607**	—	—	—	(2)	—	—	—	(4)	**601**
Trade and other debtors.................	**1,155**	—	—	—	—	—	—	(138)	(17)	**1,000**
Investments	**379**	—	—	—	—	—	—	(379)	—	**—**
Cash and cash equivalents	**900**	—	—	—	—	—	—	379	—	**1,279**
	3,041	—	—	—	(2)	—	—	(138)	(21)	**2,880**
Current Liabilities										
Creditors due within one year...............	**(2,793)**	—	42	—	—	—	144	—	22	**(2,585)**
Provisions	**—**	—	—	—	—	—	—	(86)	—	**(86)**
	(2,793)	—	42	—	—	—	144	(86)	22	**(2,671)**
Net current liabilities	**248**	—	42	—	(2)	—	144	(224)	1	**209**
Non-current liabilities										
Interest bearing creditors...............	**(3,173)**	—	—	—	—	—	—	—	4	**(3,169)**
Provisions	**(668)**	—	(205)	—	—	—	—	86	(8)	**(795)**
Deferred tax liabilities...............	**(168)**	—	—	—	—	(55)	—	—	(1)	**(224)**
Other liabilities	**(63)**	—	—	—	—	—	—	—	—	**(63)**
	(4,072)	—	(205)	—	—	(55)	—	86	(5)	**(4,251)**
Net assets................	**7,609**	181	(84)	(4)	2	(109)	144	—	4	**7,743**
Capital and reserves										
Shareholders' funds.	**6,775**	170	(84)	(4)	1	(95)	143	—	4	**6,910**
Equity minority interests	**834**	11	—	—	1	(14)	1	—	—	**833**
Total equity.............	**7,609**	181	(84)	(4)	2	(109)	144	—	4	**7,743**

Part IX—Financial Information on BevCo and Bavaria

SECTION A: BEVCO FINANCIAL INFORMATION TABLE

The combined financial information table of BevCo for the years ended 31 December 2002, 31 December 2003 and 31 December 2004 is included below. This has been prepared in accordance with the basis of preparation set out in Note 2 of the financial statements.

Combined balance sheet

	Note	As at 31 December 2004 US$m	2003 US$m	2002 US$m
ASSETS				
Non-current assets				
Property, plant and equipment	6	2,155	1,955	1,951
Property held for sale	6	168	165	170
Intangible assets	7	1,668	1,545	1,334
Investments in associates	8	72	71	71
Investments	9	11	4	12
Trade and other receivables	10	21	12	9
		4,095	3,752	3,547
Current assets				
Inventories	11	182	181	188
Trade and other receivables	10	240	217	286
Cash and cash equivalents	12	530	238	217
		952	636	691
Total assets		5,047	4,388	4,238
EQUITY				
Capital and reserves attributable the Company's equity holders				
Share capital and additional paid-in capital	13	—	—	—
Other reserves		100	(92)	(124)
Retained earnings		659	725	755
		759	633	631
Minority interest		763	674	625
Total equity		1,522	1,307	1,256
LIABILITIES				
Non-current liabilities				
Borrowings	14	1,991	1,757	1,397
Derivative financial instruments	15	55	—	—
Deferred income tax liabilities	16	451	383	390
Retirement benefit obligations	17	161	133	134
Provisions for other liabilities and charges	18	10	10	12
		2,668	2,283	1,933
Current liabilities				
Trade and other payables	19	251	247	268
Current income tax liabilities		121	99	137
Borrowings	14	460	446	643
Derivative financial instruments	15	21	3	—
Provisions for other liabilities and charges	18	4	3	1
		857	798	1,049
Total liabilities		3,525	3,081	2,982
Total equity and liabilities		5,047	4,388	4,238

The accompanying notes are an integral part of the financial information.

Combined income statement

	Note	Year ended 31 December 2004 US$m	2003 US$m	2002 US$m
Sales	5	2,779	2,434	1,494
Cost of goods sold	20	(1,558)	(1,392)	(821)
Gross profit		1,221	1,042	673
Other gains—net	21	8	—	22
Selling and marketing costs	20	(460)	(409)	(250)
Administrative expenses	20	(217)	(207)	(174)
Operating profit		552	426	271
Interest and other financial income	22	104	7	16
Interest expense	22	(246)	(172)	(229)
Share of profit/(loss) of associates	8	1	(2)	3
Profit before income tax		411	259	61
Income tax expense	23	(115)	(45)	(7)
Profit for the year		296	214	54
Equity holders of the Company		151	94	24
Minority interest		145	120	30
		296	214	54

Combined statement of changes in equity

	Share capital US$m	Cumulative translation adjustments US$m	Retained earnings US$m	Minority interest US$m	Total equity US$m
Balance at 1 January 2002	—	—	612	455	1,067
Increase/(decrease)	—	(124)	119	(49)	(54)
Increase in participation in subsidiaries	—	—	—	(57)	(57)
Acquisition of subsidiary	—	—	—	246	246
Profit for the year	—	—	24	30	54
Balance at 31 December 2002	—	(124)	755	625	1,256
Increase/(decrease)	—	32	(124)	(9)	(101)
Increase in participation in subsidiaries	—	—	—	(62)	(62)
Profit for the year	—	—	94	120	214
Balance at 31 December 2003	—	(92)	725	674	1,307
Increase/(decrease)	—	192	(217)	(56)	(81)
Profit for the year	—	—	151	145	296
Balance at 31 December 2004	—	100	659	763	1,522

The accompanying notes are an integral part of the financial information.

Combined cash flow

	Note	2004 US$m	2003 US$m	2002 US$m
		Year ended 31 December		
Cash flows from operating activities				
Profit for the year		296	214	54
Adjustments for:				
Tax	23	115	45	7
Depreciation	20	189	189	116
Amortisation	20	5	2	1
Trade and other receivables impairment charge	10	1	2	2
Net movements in provisions for liabilities and charges		13	(15)	15
Net interest expense	22	233	171	80
Share of (profit)/loss from UCP Backus & Johnston	8	—	—	(5)
Share of (profit)/loss from other associates	8	(1)	2	2
Exchange (gains)/loss on borrowings	22	(91)	(6)	133
Changes in working capital:				
Inventories		12	9	(35)
Trade and other receivables		(73)	9	(103)
Trade and other payables		(21)	(110)	161
Cash generated from operations		678	512	428
Interest paid		(182)	(154)	(99)
Income tax paid		(109)	(127)	(12)
Net cash generated from operating activities		387	231	317
Cash flows from investing activities				
Acquisition of subsidiary	24	—	—	(925)
(Increase)/decrease in associates	8	—	(2)	3
Purchases of property, plant and equipment	6	(195)	(143)	(94)
Proceeds from sale of PPE		45	7	15
(Increase)/decrease in investments		(6)	8	—
Purchases of additional participation in subsidiaries	24	(71)	(211)	(218)
Purchases of intangible assets	7	(2)	(8)	—
Net cash used in investing activities		(229)	(349)	(1,219)
Cash flows from financing activities				
Proceeds from borrowings		678	1,142	1,285
Repayments of borrowings		(527)	(979)	(327)
Dividend payments to minority interests		(35)	(27)	(14)
Net cash used in financing activities		116	136	944
Net increase in cash and cash equivalents		274	18	42
Cash and cash equivalents at beginning of the year		200	179	162
Exchange losses on cash and cash equivalents		18	3	(25)
Cash and cash equivalents at end of the year	12	492	200	179

The accompanying notes are an integral part of the financial information.

Notes to the combined financial information

1. General Information

BevCo Sub LLC (BevCo) is a private company incorporated in the United States of America. Its principal asset is an indirect investment in Bavaria S.A. (Bavaria). Bavaria is a private commercial company, incorporated as a sociedad añonima in Colombia in 1930 under Colombian law. BevCo acquired its interests in Bavaria, through a series of holding companies, in July 2005.

Bavaria directly and indirectly through its subsidiaries produces, distributes and sells beer, soft drinks, malt beverages, fruit juices, water and other beverages in Colombia, Peru, Panama, Ecuador, Bolivia, Chile, United States of America and other countries in Central America.

BevCo has operating subsidiaries in Colombia, Peru, Panama, Ecuador, Costa Rica, and Bolivia.

In compliance with Colombian Law No. 222 of 1995, Bavaria is registered in the Colombian mercantile register as Grupo Empresarial Bavaria, comprising Bavaria and its subsidiaries.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these combined financial information are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The combined financial information of BevCo and its subsidiaries (the group) has been prepared on the basis of all applicable International Financial Reporting Standards (IFRS) including all International Accounting Standards (IAS), Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) and published by 31 December 2004. These include IFRS endorsed by the EU and those awaiting formal endorsement. As permitted, the amendment to IAS 19 "*Employee Benefits*' published in December 2004 has also been adopted early. The accounting policies adopted are consistent with the accounting policies adopted by SABMiller plc in its restatement of results to IFRS. In this combined financial information, IAS 32 "Financial Instruments: Disclosure and presentation", IAS 39 "Financial Instruments: Recognition and measurement" and IFRS 5 "Non-current Assets Held for Resale and Discontinued Operations", have not been adopted. The combined financial information has been prepared under the historical cost convention and has been prepared to include Bavaria and its subsidiaries and various intermediate holding companies between Bavaria and BevCo. Prior to July 2005 the interests in Bavaria were held by other holding companies. They did not form one separate consolidated group and no BevCo consolidated financial statements were prepared. This financial information therefore comprises an aggregation of those amounts within the BevCo Group as at June 2005. Accordingly, the following summarises the accounting and other principles which have been applied in preparing the combined financial information:

- the combined financial information has been prepared by combining the relevant businesses as if they had been owned or controlled by BevCo for the period or in the case of subsidiaries acquired during the period from the date control passed. Where the holding companies have been "carved out" of predecessor companies, the "carve-out" balance sheet has been assumed to have existed throughout the period presented. The difference between the assets and liabilities arising from this carve-out have been accounted for through retained earnings;
- where certain non-beverage interests of holding companies below BevCo have been transferred and are not included in the BevCo Group as at 5 June 2005 these have been excluded from the combined financial information;
- from 1 January 2002 the combined financial information has been prepared for the group using the principles of consolidation accounting;

- certain companies related to the provision of aircraft services to BevCo have not been included because these assets are not considered to be part of the beverage group assets and, prior to the Transaction, these companies will be transferred out of BevCo;
- dividends paid by Bavaria to holding companies below BevCo have been eliminated on consolidation. No dividends have been paid by BevCo or other intermediate holding companies outside the BevCo Group;
- transactions and balances between subsidiaries included within the consolidated financial statements have been eliminated;
- taxation charges, liabilities and assets of the group are based on amounts recorded in the historic financial statements of its constituent entities. Historic tax charges presented may not be representative of tax charges that would have been incurred had the group not formed part of the Santo Domingo Group or of tax charges that will be incurred in the future. Actual payments by constituent companies of the group have been included in the combined cash flow statement;
- with the exception of the intermediate holding companies between Bavaria and BevCo, as described above, subsidiaries acquired during the period have been reflected using the principles of acquisition accounting; and
- for the avoidance of doubt, the minority interests in the combined financial information are presented before any Minority Transactions (which are to be effected after Completion).

In preparing BevCo combined financial information, management has amended certain accounting, valuation and consolidation methods applied in the Bavaria Colombian GAAP financial statements to prepare it according to IFRS.

BevCo financial information has been presented in dollars to be consistent with the presentation of the SABMiller financial statements. The following exchange rates have been applied in the preparation of this information because Bavaria had previously published results in Colombian pesos:

	Average exchange rate COP-US$	**Closing exchange rate COP-US$**
2004	2,584	2,390
2003	2,822	2,778
2002	2,578	2,865

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The combined financial information includes the following holding companies between BevCo and Bavaria which are all wholly owned by the group except where noted. The subsidiary

companies of Bavaria S.A have been consolidated using the standard principles of consolidation accounting.

Company	Nature of operations	Country of incorporation
BevCo Sub LLC	Holding company	USA
MBH LLC	Holding company	USA
MIH 1 LLC	Holding company	USA
Marshville Associates Inc	Holding company	British Virgin Islands
Carmfield Investment Corp	Holding company	Panama
EkiPlesa SA	Bottling services company	Panama
Weissenfels A.G. Corp	Holding company	Panama
EFI INC	Holding company	Panama
MPAH S. de RL (97.3% owned)	Holding company	Panama
Cativa International Inc	Holding company	Panama
Kiara International Inc	Holding company	Panama
Axin & Cia S.C.A.	Holding company	Colombia
Axin Ltda	Holding company	Colombia
Bavaria S.A	Brewer and holding company	Colombia

Transition to IFRS and the application of IFRS 1

The group's combined financial information for the year ended 31 December 2004 is the first combined financial information prepared in accordance with IFRS. The transition date to IFRS has been assumed as 1 January 2002. The group prepared its opening IFRS balance sheet at that date. The group has applied IFRS 1 in preparing the opening IFRS combined balance sheet.

As described in Note 1 'Basis of preparation', no financial statements have previously been prepared for the group. The reconciliations normally required by IFRS 1 from a company's previous GAAP to IFRS are therefore not applicable. In preparing this combined financial information in accordance with IFRS 1, the group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

The group has elected to apply the following optional exemptions from full retrospective application.

(a) Business combinations

IFRS 1 allows an exemption from applying IFRS 3 *'Business Combinations'* retrospectively to all business combinations. Consequently acquisitions prior to the date of transition (on 1 January 2002) will not be restated.

(b) Fair value as deemed cost

Management has elected to measure land, buildings and machinery at fair value as at 1 January 2002.

(c) Employee benefits

Management has elected to recognise all cumulative actuarial gains and losses as at 1 January 2002.

(d) Cumulative translation differences

Management has elected to set the previously accumulated translation differences arising from the translation of foreign subsidiaries to zero at 1 January 2002.

(e) Exemption from restatement of comparatives for IAS 32 and IAS 39.

IAS 32 and 39 will be adopted from 1 January 2005 with no restatement of comparative information.

Aggregation of information

(a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

The company accounts for the acquisition of minority interest using the parent company model. Under the parent company model, the parent shareholdings are viewed as distinct from minority interests and any amount paid for the minority's shares in excess of their share of the carrying amounts of the net assets of the business is recognised as goodwill. Any partial disposal of an entity would result in a gain/loss on disposal in the income statement.

(b) Associates

Associates are all entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the group and its associates are eliminated to the extent of the group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the group.

(c) Joint ventures

The group's interests in jointly controlled entities are accounted for using the equity method.

Segment reporting

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and return that are different from those of segments operating in other economic environments.

Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The combined financial information is presented in US Dollars.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when they qualify as net investment hedges.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates where this is a reasonable approximation of the rates prevailing on the transaction dates. Where this is not the case, income and expenses are translated at the actual rates at the date of the transactions; and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Property, plant and equipment

Land, buildings and machinery comprise mainly factories and offices. All property, plant and equipment (PPE) is shown at cost less subsequent depreciation and impairment, except for land, which is shown at cost less impairment. Cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts over their estimated useful lives, as follows:

- Buildings 30-60 years
- Machinery 15-30 years

- Furniture, fittings & equipment 3-10 years
- Bottles and cases 3-10 years

The assets' useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amounts. These are included in the income statement.

Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is not amortised but is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units ("**CGU**") for the purpose of impairment testing. CGUs generally represent the group's investment in each country.

(b) Acquired brands

Acquired brands are shown at acquisition valuation less accumulated amortisation or impairment losses. Certain brands acquired before 2002 (Atlas and Balboa) and the main Peruvian brands (Cristal and Pilsen) are considered to have an indefinite useful life based on the expectation of the contributions to future cash flows. Such brands are tested annually for impairment. Certain less significant acquired brands are considered to have a life of 15 years.

(c) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortised over their estimated useful lives (three to five years).

Costs associated with developing or maintaining computer software programs are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the group, and that generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include software development employee costs and an appropriate portion of relevant overheads.

(d) Licences

Acquired licences are valued on the basis of expected discounted cash flows received from the licensed production of soft drinks and are amortised over the remaining period of the licence.

Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to depreciation and amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment,

assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Investments

Fixed asset investments, other than subsidiary and associate undertakings, are stated individually at the lower of cost or net recoverable value, which is determined as the higher of net realisable value and value in use.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the FIFO method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Share capital

Ordinary shares are classified as equity.

Where any group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not

accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences and available tax losses carried forward can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Employee benefits

(a) Pension obligations

Group companies operate various pension schemes. The schemes are not funded and are determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and past-service costs are recognised immediately in income.

For defined contribution plans, the group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expenses when they are due.

(b) Other post-employment obligations

Some group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are recognised immediately within income. These obligations are valued annually by independent qualified actuaries.

(c) Profit-sharing and bonus plans

Where appropriate, group companies recognise a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company's shareholders after certain adjustments. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Provisions

Provisions are recognised when: the group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Revenue recognition

Revenue comprises the fair value of the sale of goods and services, net of sales and other similar taxes, rebates and discounts and after elimination of intra group sales. Revenue is recognised as follows:

(a) Sales of goods

Sales of goods are recognised as the net invoice value of goods and any services provided to third parties and are recognised when significant risks and rewards of ownership are transferred to the customer or distributor which is either at the time of shipment to the distributor or upon delivery of product to customers. It includes excise duties, as such taxes are deemed to be production costs where the group is responsible for their payment, and can not be considered a collection agency for the relevant authority. This is demonstrated by the lack of a rebate if the customer does not pay the invoice.

(b) Sales of services

Sales of services are recognised in the accounting period in which the services are rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total services to be provided.

(c) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised either as cash is collected or on a cost-recovery basis as conditions warrant.

Leases

Leases of property, plant and equipment where the group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

3. Financial risk management

Financial risk factors

The group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest risk and price risk), credit risk, liquidity risk and cash flow interest-rate risk. The group has designed a risk management program focused on the unpredictability of financial markets to minimise potential adverse effects on the group's financial performance. Management uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the group's operating units. The board designs principles and policies for overall risk management, covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investing excess liquidity.

(a) Market risk

(i) Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar. Foreign exchange risk arises from future commercial transactions, and assets and liabilities and net investments in foreign operations.

To manage foreign exchange risk arising from future commercial transactions and assets and liabilities, BevCo uses forward contracts and cross currency swaps. Foreign exchange risk arises when future commercial transactions and assets and liabilities are denominated in a currency that is not the entity's functional currency. Group Treasury is responsible for managing the net position in each foreign currency.

The group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the group's foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

(ii) Price risk

The group is exposed to equity securities price risk because of investments held by the group. The group is exposed to commodity price risk due to changes in the price of malting barley. Management negotiates the price internationally in order to protect the group against this risk.

(b) Credit risk

The group has no significant concentrations of credit risk. It has policies in place to ensure that wholesale sales of products are made to customers with an appropriate credit history. Sales to retail customers are made for cash.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims to maintain flexibility in funding by keeping credit lines available.

(d) Cash flow and fair value interest rate risk

As the group has no significant interest-bearing assets, the group's income and operating cash flows from such assets are substantially independent of changes in market interest rates.

The group's interest-rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the group to fair value interest-rate risk. At the year end, 26.1% of borrowings were at fixed rates, and were mainly current loans (between 1 and 2 months).

Occasionally, the group manages its cash flow interest-rate risk by using floating-to-fixed interest-rate swaps. Such interest-rate swaps have the economic effect of converting borrowings from floating rates to fixed rates.

Financial instruments (excluding derivative financial instruments)

Financial assets are recognised when the group has rights or other access to economic benefits. Such assets consist of cash, equity instruments, a contractual right to receive cash or another financial asset, or a contractual right to exchange financial instruments with another entity on potentially favourable terms. Financial liabilities are recognised when there is an obligation to transfer benefits and that obligation is a contractual liability to deliver cash or another financial asset or to exchange financial instruments with another entity on potentially unfavourable terms. When these criteria no longer apply, a financial asset or liability is no longer recognised.

If a legally enforceable right exists to set off recognised amounts of financial assets and liabilities which are in determinable monetary amounts, the relevant financial assets and liabilities are offset.

Interest costs are charged against income in the year in which they are incurred. Premiums or discounts arising from the difference between the net proceeds of financial instruments purchased or issued and the amounts receivable or repayable at maturity are taken to net interest payable over the life of the instrument.

Where the fair value of an asset falls below its carrying value, any difference, in the case of fixed assets, is provided for if it is regarded that impairment exists. In the case of current assets, provision is only made to the extent that it results in a lower net realisable value.

Derivative financial instruments

The derivative instruments used by the group, which are used solely for hedging purposes (i.e. to offset foreign exchange and interest rate risks), comprise interest rate swaps, cross currency swaps, forward rate agreements and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of an existing underlying exposure of the group in line with the group's risk management policies.

Interest rate differentials under swap arrangements and forward rate agreements used to manage interest rate exposures are recognised by adjustment to net interest payable. Premiums or discounts arising on the purchase of derivative instruments are amortised over the shorter of the life of the instrument and the underlying exposure.

Currency swap agreements and forward foreign exchange contracts are valued at closing rates of exchange. Resulting gains and losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs and shown within debtors or creditors as appropriate.

Where the instrument ceases to meet the criteria of being a hedge transaction or the underlying exposure which it is hedging is sold, matures or is extinguished, then the instrument is valued at the appropriate market rate, after having taken account of selling costs. Any resultant gains and losses are reflected in operating income in the combined income statement. A similar treatment is applied where the hedge is of a future transaction and that transaction is no longer likely to occur.

4. Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The group makes estimates and assumptions concerning future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. Property, plant and equipment and brands with finite lives are tested for impairment when there are indications of impairment. Goodwill and indefinite lives brands are tested for impairment annually and if an indication of impairment exists.

(b) Useful lives of property, plant and equipment

The group's management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate could change significantly as a result of technical innovations and competitor actions. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

(c) Pension benefits

The present value of the pension obligations depend on a number of factors that are determined on an actuarial basis using a number of assumptions. Any changes in these assumptions will impact the carrying amount of pension obligations.

The group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the group considers the interest rates of high-quality government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other key assumptions for pension obligations are based in part on current market conditions.

(d) Income taxes

The group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Critical accounting judgements

(a) Evaluation of potential voting rights for consolidation

The group has consolidated entities where there is an economic interest below 51%. Management evaluates the existence of exercisable and potential voting rights in order to

determine whether those entities should be consolidated. In one case, (Mapel Investing Corp.) the potential voting rights are represented by the existence of a call option to purchase additional interest in the entities that would grant an economic interest exceeding 51% (see Note 26); and in another case (Unión de Cervecerías Peruanas Backus & Johnston S.A.A.), due to the existence of various types of shares (with voting rights and without voting rights), economical and voting interest do not coincide, thus, the group may have shares with more than 51% of the voting rights representing less than 51% of the economic interest.

5. Segment information

Primary reporting format—geographical segments

The group's core business operates in four main geographical areas, which are Colombia, Ecuador, Panama and Peru.

The home country of Bavaria—which is also the main operating company—is Colombia. The areas of operation are principally the production, distribution and sale of beer, soft drinks, malt beverages, fruit juices, water and other beverages, which have similar production process, type of customers and equal methods of distribution. Beer represents more than 80% of the total sales; none of the other products represent more than 10% and hence are not considered to be a separate reportable segment.

Sales after eliminations are allocated based on the country in which the customer is located.

Sales	**2004 US$m**	**2003 US$m**	**2002 US$m**
Colombia	1,515	1,215	1,141
Ecuador	216	197	180
Panama	168	228	167
Peru	856	782	—
Other countries	24	12	6
	2,779	2,434	1,494

Analysis of sales by category	**2004 US$m**	**2003 US$m**	**2002 US$m**
Sales of goods	2,676	2,291	1,483
Revenue from services	103	143	11
	2,779	2,434	1,494

Operating profit	**2004 US$m**	**2003 US$m**	**2002 US$m**
Colombia	356	82	172
Ecuador	74	87	66
Panama	52	54	35
Peru	144	185	—
Other countries	(74)	18	(2)
	552	426	271

Net profit related to equity holders of the Company	**2004 US$m**	**2003 US$m**	**2002 US$m**
Colombia	104	36	(36)
Ecuador	41	46	41
Panama	6	22	32
Peru	30	29	5
Other countries	(30)	(39)	(18)
	151	94	24

Other segmental items included in the income statement are as follows:

Depreciation and amortisation	2004 US$m	2003 US$m	2002 US$m
Colombia	108	103	93
Ecuador	14	13	12
Panama	13	14	11
Peru	53	61	1
Other Countries	6	—	—
	194	191	117

Share of profit/(loss) of associates	2004 US$m	2003 US$m	2002 US$m
Panama	1	(2)	3
	1	(2)	3

Finance costs	2004 US$m	2003 US$m	2002 US$m
Colombia	113	132	212
Panama	13	15	1
Peru	14	15	—
Other Countries	2	3	—
	142	165	213

The segmental assets and liabilities are as follows:

Total assets	2004 US$m	2003 US$m	2002 US$m
Colombia	1,986	1,510	1,548
Ecuador	310	304	295
Panama	564	540	501
Peru	2,168	2,016	1,894
Other countries	19	18	—
	5,047	4,388	4,238

Total assets after eliminations are allocated based on where the assets are located.

Total liabilities	2004 US$m	2003 US$m	2002 US$m
Colombia	3,020	2,464	2,341
Ecuador	48	47	51
Panama	144	165	183
Peru	278	383	407
Other countries	35	22	—
	3,525	3,081	2,982

Capital expenditure	2004 US$m	2003 US$m	2002 US$m
Colombia	129	93	88
Ecuador	12	8	2
Panama	6	7	4
Peru	48	35	—
	195	143	94

Capital expenditure is allocated to where the assets are located.

6. Property, plant and equipment

	Land & buildings US$m	Machinery US$m	Furniture, fittings & equipment and bottles and cases US$m	Total US$m
Year ended 31 December 2002				
Opening net book amount	691	1,273	111	2,075
Translation adjustments	(111)	(208)	(17)	(336)
Additions	49	16	29	94
Acquisition of subsidiary	221	141	57	419
Disposals	(9)	(2)	(4)	(15)
Depreciation charge	(16)	(55)	(45)	(116)
	825	1,165	131	2,121
Property held for sale	(170)	—	—	(170)
Closing net book amount	655	1,165	131	1,951
Representing:				
Accumulated cost	840	1,227	358	2,425
Accumulated depreciation	(15)	(62)	(227)	(304)
	825	1,165	131	2,121
Year ended 31 December 2003				
Opening net book amount	825	1,165	131	2,121
Translation adjustments	18	31	3	52
Additions	19	71	53	143
Disposals	(5)	(2)	—	(7)
Depreciation charge	(39)	(94)	(56)	(189)
	818	1,171	131	2,120
Property held for sale	(165)	—	—	(165)
Closing net book amount	653	1,171	131	1,955
Representing:				
Accumulated cost	880	1,327	395	2,602
Accumulated depreciation	(62)	(156)	(264)	(482)
Closing net book amount	818	1,171	131	2,120
Year ended 31 December 2004				
Opening net book amount	818	1,171	131	2,120
Translation adjustments	91	117	34	242
Additions	16	106	73	195
Disposals	(17)	(27)	(1)	(45)
Depreciation charge	(40)	(100)	(49)	(189)
	868	1,267	188	2,323
Property held for sale	(168)	—	—	(168)
Closing net book amount	700	1,267	188	2,155
Representing:				
Accumulated cost	950	1,483	575	3,008
Accumulated depreciation	(82)	(216)	(387)	(685)
Closing net book amount	868	1,267	188	2,323

Depreciation expense of US$97 million (2003: US$100 million and 2002: US$66 million) has been charged in cost of goods sold, US$63 million (2003: US$64 million and 2002: US$18 million) in selling and marketing costs and US$16 million (2003: US$21 million and 2002: US$31million) in administrative expenses.

Leased assets included in the last schedule, where the group is a lessee under a finance lease, comprise vehicles and computer equipment:

	2004 US$m	2003 US$m	2002 US$m
Cost—capitalised finance leases	1,643	1,536	—
Accumulated depreciation	(935)	(876)	—
Net book amount	708	660	—

In Peru, during 2002 it was decided to concentrate beer production at the Ate plant, suspending production at the Rimac and Callao plants. The productive process from Trujillo plant was transferred to Motupe, reserving the former for the bottling activities. The plants of Rimac and Callao were tested for impairment and a loss of US$23 million was recognised in the fair value adjustments recorded at acquisition (See Note 24). At 31 December 2004 the recoverable amount of US$17million represents the fair value less selling costs as determined by external independent valuers.

Pledged assets

There is a pledge on the real estate of the Aguila and Union plants for US$100 million as a guarantee of loans granted by CAF, IFC and other entities included in loan agreements of US$468 million. These loans were repaid in July 2005.

In Colombia, machinery at Cartagena was pledged to General Electric Capital Corporation to guarantee a loan obtained in September 1999, for US$30 million. The balance of this loan at 31 December 2004 was US$4 million.

There are mortgages over some of the Colombian buildings for loans obtained from Banco Santander, Banco Conavi and Corfinsura. The balance of these loans at 31 December 2004 was US$21million. There are also mortgages over Peruvian lands, buildings and machinery for US$46 million in guarantee for banks loans.

7. Intangible assets

	Goodwill US$m	Acquired brands US$m	Computer software US$m	Licences US$m	Total US$m
Year ended 31 December 2002					
Opening net book amount	8	135	3	—	146
Translation adjustments	—	(3)	—	—	(3)
Additions	1,024	167	1	—	1,192
Amortisation charge	—	—	(1)	—	(1)
Closing net book amount	1,032	299	3	—	1,334
Representing:					
Accumulated cost	1,032	299	4	—	1,335
Accumulated amortisation	—	—	(1)	—	(1)
Closing net book amount	1,032	299	3	—	1,334
Year ended 31 December, 2003					
Opening net book amount	1,032	299	3	—	1,334
Translation adjustments	13	2	—	—	15
Additions	190	—	2	6	198
Amortisation charge	—	(1)	(1)	—	(2)
Closing net book amount	1,235	300	4	6	1,545
Representing:					
Accumulated cost	1,235	301	6	6	1,548
Accumulated amortisation	—	(1)	(2)	—	(3)
Closing net book amount	1,235	300	4	6	1,545
Year ended 31 December 2004					
Opening net book amount	1,235	300	4	6	1,545
Translation adjustments	73	4	—	—	77
Additions	49	—	2	—	51
Amortisation charge	—	(1)	(2)	(2)	(5)
Closing net book amount	1,357	303	4	4	1,668
Representing:					
Accumulated cost	1,357	305	8	6	1,676
Accumulated amortisation	—	(2)	(4)	(2)	(8)
Closing net book amount	1,357	303	4	4	1,668

Net goodwill and acquired brands are as follows:

Goodwill	2004 US$m	2003 US$m	2002 US$m
Cervecería Nacional S.A.	6	6	6
UCP Backus & Johnston S.A.A.	1,159	1,052	865
Compañía de Cervezas Nacionales C.A.	129	129	129
Cervecería Leona S.A.	59	44	30
United High Technology	2	2	2
Embotelladora Centroamericana	2	2	—
	1,357	1,235	1,032

Acquired brands	2004 US$m	2003 US$m	2002 US$m
Atlas	111	111	111
Balboa	22	21	21
Cristal	133	131	130
Pilsen	26	25	24
Cusqueña	6	6	7
Other	5	6	6
	303	300	299

Impairment tests for goodwill and acquired brands

Goodwill and acquired brands are allocated to the group's cash-generating units (CGUs) identified according to the country of operation. A summary of the goodwill by segment is presented below.

	2004 US$m	2003 US$m	2002 US$m
Colombia	59	44	30
Ecuador	129	129	129
Panama	141	140	140
Peru	1,329	1,220	1,032
Costa Rica	2	2	—
	1,660	1,535	1,331

The recoverable amount for a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering five-year periods based on the estimated growth rates stated below. Cash flows beyond the five-year period are extrapolated using the terminal value estimated as eight times EBITDA. The growth rate does not exceed the long-term average growth rate for the country in which the CGU operates.

Key assumptions used for value-in-use calculations:

- Gross margin—45.5% to 59.4% Budget gross margin.
- Growth rate—0.8% to 3.3% is estimated as the growth in annual per capita consumption of beer which is based on the growth of the economy in each country.
- Discount rate—WACC (Weighted average cost of capital) calculated using Modigliani-Miller methodology, which reflects the debt cost before tax, the risk free rate for United States treasury bonds with 30 years of maturity; the country risk rate and the leveraged beta for beverage industry.

These assumptions have been used for the analysis of each CGU within the countries. Management determined budgeted gross margin based on past performance and its expectations for market development. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used reflect specific risks relating to the relevant countries.

No impairment was identified as result of the calculations.

8. Investments in associates

	2004 US$m	2003 US$m	2002 US$m
Beginning of the year	71	71	71
Acquisitions	—	2	2
Share of (loss)/profit	1	(2)	3
Consolidation of UCP Backus & Johnston	—	—	(5)
End of the year	72	71	71

The group's interests in its principal associates, all of which are unlisted, were as follows:

Name	Country of incorporation	Assets US$m	Liabilities US$m	Revenues US$m	Profit/ (Loss) US$m	% Interest held
At 31 December 2004						
Arrendadora Centroamericana S.A.	Panama	44	31	4	—	50.00%
Desarrollo Hotelero Guanacaste*	Costa Rica	82	17	24	(1)	42.50%
Desarrollo Inmobiliario Guanacaste*	Costa Rica	14	1	—	—	42.50%
At 31 December 2003						
Arrendadora Centroamericana S.A.	Panama	48	35	5	—	50.00%
Desarrollo Hotelero Guanacaste*	Costa Rica	81	17	21	—	42.50%
Desarrollo Inmobiliario Guanacaste*	Costa Rica	11	—	1	—	42.50%
At 31 December 2002						
Arrendadora Centroamericana S.A.	Panama	57	44	6	—	50.00%
Desarrollo Hotelero Guanacaste*	Costa Rica	87	30	19	—	42.50%
Desarrollo Inmobiliario Guanacaste*	Costa Rica	11	—	—	—	42.50%

The group also has a 46.55% holding in Metalforma S.A. and a 33.57% holding in Industria Nacional del Plástico S.A., both incorporated in Panama.

* These investments are considered to be joint ventures.

9. Investments

	2004 US$m	2003 US$m	2002 US$m
Beginning of the year	4	12	11
Translation adjustments	2	—	—
Disposals	—	(8)	—
Acquisition	5	—	1
Non current portion	11	4	12

There were no impairment provisions on investments in 2004, 2003 and 2002.

Investments include the following:

	2004 US$m	2003 US$m	2002 US$m
Listed securities:			
—Bonds	2	1	9
—Government bonds	5	—	—
—Alicorp	2	1	1
Unlisted securities:			
—Cía Hotelera Cartagena de Indias S.A	1	1	1
—Vidrios Panameños S.A	1	1	1
	11	4	12

Bonds

To meet certain Colombian tax requirements, the group acquired public bonds denominated as "bonos públicos y de solidaridad para la paz", which have annual interest rates equivalent to 110% of the increase in the consumer price index published by "Departamento Administrativo Nacional de Estadistica" of Colombia. At 31 December 2004 the consumer index price was 5.5%. (2003: 6.5% and 2002: 6.99%). The bonds will mature in 2007.

10. Trade and other receivables

	2004 US$m	2003 US$m	2002 US$m
Trade receivables	113	103	93
Less: provision for impairment of receivables	(10)	(18)	(19)
Trade receivables—net	103	85	74
Prepayments	68	18	80
Loans to employees	14	13	10
Other	76	113	131
	261	229	295
Less: non current portion	(21)	(12)	(9)
Current portion	240	217	286

All non-current receivables are due within five years from the balance sheet date.

The group has recognised during the year ended 31 December 2004 a loss of US$1 million (2003: US$2 million and 2002: US$2 million) for the impairment of its trade receivables. The loss has been included within administrative expenses in the income statement.

	2004 US$m	2003 US$m	2002 US$m
Trade receivables	103	85	74
Prepayments	68	18	80
Loans to employees	14	13	10
Other	74	106	117
	259	222	281

The effective interest rates used on non-current receivables during 2004 and 2003 were 6% to 15%, and relate mainly to loans to employees.

There is no concentration of credit risk with respect to trade receivables, as the group has a large number of customers, which is internationally dispersed.

11. Inventories

	2004 US$m	2003 US$m	2002 US$m
Raw materials	37	42	38
Finished goods	64	60	57
Materials, spare parts and other	66	68	93
Inventories in transit	15	11	—
	182	181	188

The cost of inventories is recognised within 'cost of goods sold' and amounted to US$403 million (2003: US$406 million and 2002: US$372 million).

12. Cash and cash equivalents

	2004 US$m	2003 US$m	2002 US$m
Cash at bank and in hand	266	86	91
Short-term bank deposits	226	114	88
Cash and cash equivalents (per cash flow)	492	200	179
Term deposits—restricted	38	38	38
Total Cash and cash equivalents	530	238	217

The effective interest rate on short-term bank deposits during 2004, 2003 and 2002 was 5% to 12%; these deposits have an average maturity of 60 days.

As at 31 December 2004 there were foreign currency term deposits of US$40 million (2003: nil and 2002: nil) held to act as guarantee for derivative instrument contracts and legal processes.

Other cash deposits, which are not considered to be highly liquid, are excluded from the definition of cash and cash equivalents for the purposes of the cash flow statement.

13. Share capital

BevCo is a limited liability company under the laws of the State of Delaware. Its sole member is BevCo LLC. No capital contributions have been made yet by its sole member.

14. Borrowings

	2004 US$m	2003 US$m	2002 US$m
Non-current			
Bank borrowings	663	749	893
Securitisation	146	—	—
Bonds	1,176	1,004	494
Finance lease liabilities	3	4	3
Other loans	3	—	7
	1,991	1,757	1,397
Current			
Bank borrowings	371	393	617
Bonds	87	51	23
Finance lease liabilities	1	1	1
Other loans	1	1	2
	460	446	643
	2,451	2,203	2,040

The maturity of non-current borrowings is as follows:

	2004 US$m	2003 US$m	2002 US$m
Between 1 and 2 years	603	723	711
Between 2 and 5 years	664	126	258
Over 5 years	724	908	428
	1,991	1,757	1,397

The effective interest rates at the balance sheet date were as follows:

	Colombian Peso	US Dollars	Other currencies
Bank borrowings	DTF + 1% to DTF + 5%	Libor + 0.8% to Libor + 6%	3.28% to Libor + 6%
Bonds	DTF + 1.25%/IPC + 7.30% to DTF + 3%/IPC + 8.18%	3.50% to 8.88%	VAC + 7.5% to VAC + 7.75%
Securitisation	IPC + 7.15%	—	—

DTF : Colombian average interest rate for free loan investments of the financial sector.

IPC : Consumer price index published by "Departamento Administrativo Nacional de Estadistica" of Colombia, at 31 December 2004 was 5.5%. (2003: 6.5%)

VAC : Daily consumer price index published by "Banco Central de Reserva" of Peru, at 31 December 2004 was 7.5% (2003: 5.9%).

Bank borrowings

Main bank borrowings by entity comprise:

Finance entity	Annual interest rate	2004 US$m	2003 US$m	2002 US$m
Cititrust Colombia S.A.	DTF + 3% to DTF + 5.68%	22	44	48
Corporación Andina de Fomento	LIBOR + 2%	150	100	200
International Finance Corporation	LIBOR + 2.5% to LIBOR + 3.5%	283	318	100
The Chase Manhattan Bank	LIBOR + 1.75%	36	82	93
Lince Netherland Bv		—	—	284
The Bank of New York	LIBOR + 4,75%	85	67	—
Citibank N. A.	LIBOR + 2,75%	—	—	106
Other	DTF +3% to DTF + 5.68%	458	531	679
		1,034	1,142	1,510
Less: non current portion		(663)	(749)	(893)
Current portion		371	393	617

Securitisation

In October 2004, Bavaria signed a contract with two of its subsidiaries (Leona and Cervunion) for the sale and provision of malt. Under the terms of the contract, Bavaria will sell malt to Leona and Cervunion for a total amount of approximately US$251 million during a 10 year period. Bavaria will provide the malt on a monthly basis.

The financing for the transaction was provided by a trust, which at the same time issued 7,000 securities of US$146 million in the market. Bavaria received the capital for the transaction up-front. Leona and Cervunion will repay the capital to the trust in semi-annual instalments, accruing interest of IPC + 7.15%.

The price at which the malt will be sold and provided by Bavaria will be the market price at the date of the monthly provision, in accordance with the Agriculture Stock Exchange in Colombia (Bolsa Nacional Agropecuaria). The price for the volume of malt provided to Leona and Cervunion each month will accumulate and will be equal to the instalment payable at the end of each six-month period of repayment.

The substance of the contract is long-term financing, obtained at market rate. Bavaria as a group is responsible for the repayment of the loan provided by the trust, and therefore, the transaction has been accounted for as a long-term financial liability.

Leases

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Finance lease liabilities—minimum lease payments:

	2004 US$m	2003 US$m	2002 US$m
Not later than 1 year	1	1	1
Later than 1 year and no later than 5 years	3	4	3
	4	5	4

Bonds

The Bonds comprise:

	Annual interest rate	Maturity years	Issuance Date	2004 US$m	2003 US$m	2002 US$m
Bavaria S. A.						
Ordinary bonds—Serie C1	DTF + 2.40%	5	Dec-1999	—	14	14
Ordinary bonds—Serie D2	DTF + 2.25%	5	Dec-1999	—	1	1
Ordinary bonds—Serie E2	DTF + 2.75%	7	Dec-1999	3	3	3
Ordinary bonds—Serie F2	DTF + 3.00%	10	Dec-1999	17	14	14
Ordinary bonds—Serie D2	DTF + 2.00%	5	Jan-2000	5	4	4
Ordinary bonds—Serie E1	DTF + 2.60%	7	Jan-2000	27	23	29
Ordinary bonds—Serie B1	DTF+1.25%	3	May-2002	25	22	21
Ordinary bonds—Serie C5	IPC+7.30%	12	May-2002	268	230	223
Ordinary bonds—Serie C4	IPC+8.18%	10	Sep-2002	155	133	129
Ordinary bonds—144A	8.88%	7	Oct-2003	497	497	—
Ordinary bonds—Serie A	DTF+2.30%	3	Jun-2004	42	—	—
Ordinary bonds—Serie B	IPC+7.50%	9	Jun-2004	142	—	—
Cervecería Nacional S.A.						
Ordinary bonds—Industriales	7.50%	5	Dec-1998	—	—	1
UCP Backus & Johnston						
Ordinary bonds—Serie A	VAC + 7.62%	4	Sep-2000	—	15	15
Ordinary bonds—Serie B	VAC + 7.62%	5	Sep-2000	12	11	11
Ordinary bonds—Serie A	VAC + 7.62%	4	Oct-2000	—	10	10
Ordinary bonds—Serie B	VAC + 7.5%	5	Oct-2000	18	16	16
Ordinary bonds—Serie Unica	VAC + 7.75%	4	Nov-2000	—	11	11
Ordinary bonds—Serie A	3.50%	3	Mar-2003	25	25	—
Ordinary bonds—Serie A	6.375%	2	Mar-2003	27	26	—
Ordinary bonds—Serie A	13.78%	2	Jan-2002	—	—	15
				1,263	1,055	517
Less: non current portion				(1,176)	(1,004)	(494)
Current portion				87	51	23

The carrying amounts and fair value of the securitisation and bonds are as follows:

	2004 US$m		2003 US$m		2002 US$	
	Carrying amounts	Fair values	Carrying amounts	Fair values	Carrying amounts	Fair values
Securitisation	146	161	—	—	—	—
Bonds	1,263	1,379	1,055	1,094	517	521
	1,409	1,540	1,055	1,094	517	521

The fair values are based on quoted market prices or dealer quotes for similar instruments.

The carrying amounts of bank borrowings and other loans approximate their fair value.

The carrying amounts of the group's borrowings are denominated in the following currencies:

	2004 US$m	2003 US$m	2002 US$m
Colombian peso	1,017	673	601
US Dollar	1,374	1,293	1,282
Euro	—	2	—
Nuevo Sol	60	235	157
	2,451	2,203	2,040

International Finance Corporation Loan

The group is party to a loan agreement, dated as of 26 June 2002, as amended and restated as of 15 August 2002, with IFC. As of 30 June 2003, the group had outstanding under this secured facility: (a) US$70 aggregate principal amount of A Loans; (b) US$145 aggregate principal amount of B Loans; (c) US$30 aggregate principal amount of C Loans; (d) US$48 aggregate principal amount of D Loans; and (e) US$25 aggregate principal amount of EDC Loans. These loans bear interest at LIBOR plus 3.50% for the A Loans and LIBOR plus a spread of between 2.75% and 3.50% for the B, C, D and EDC Loans. Interest on the IFC loans is payable in arrears semi-annually on 15 January and 15 July of each year. The A, B, C, D and EDC Loans are subject to annual commitment fees of 1% on the unused or cancelled portions of the loans. The commitment fees are payable in arrears semi-annually on the first disbursement date of each of the A, B, C, D and EDC Loans. The group may voluntarily prepay the A, B, D or EDC Loans on any interest payment date in whole or in part in an amount not less than US$20 million. The group is not permitted to reborrow any amounts repaid on the A, B, C, D or EDC Loans. The A Loans amortise in semi-annual instalments as specified in the loan agreement. The B, D and EDC Loans amortise in semi-annual instalments as specified in the loan agreement. The C Loan has a bullet payment occurring 120 months after the date of disbursement and is convertible into common shares of Bavaria at the option of IFC at any time within 60 months of the date of disbursement.

Upon conversion of such shares, IFC may exercise a put option with respect thereto against any and all of Bavaria, Invernac S.A., Santo Domingo y Cia, Fideocomiso Fiduvalle—Unión II or Petroquímica del Atlántico S.A. The A and C Loans and the B, D and EDC Loans have a final maturity of 15 July 2012 and 15 July 2007, respectively. This agreement is guaranteed by our subsidiaries Productora de Jugos S.A., LADCO, Cervezas Nacionales, Cervecería Andina and Cervecería Nacional. The loan agreement contains both affirmative and negative covenants, including a requirement to carry out Bavaria's investment programme. The group investment program consists of expansion, modernisation and rationalisation plans (at new plants as well as the existing facilities in Colombia, Ecuador and Panama), financial restructuring, corporate governance improvements, acquisitions, and measures to improve environmental performance

and to enhance social impact. The loan agreement also imposes restrictions on dividend payments, derivative transactions, the incurrence of indebtedness, liens, fundamental changes, changes in Bavaria's charters or fiscal year, prepayment of long-term debt, collateral ratios and transactions with affiliates.

International Finance Corporation (IFC), Corporación Andina de Fomento (CAF) and Aval Group and JP Morgan Chase Bank have established certain obligations and restrictions (covenants) on Bavaria related with loans with balances at 31 December 2004, for US$318, US$150, US$116 and US$6 million, respectively.

The C loan was converted into common shares of Bavaria, and the other IFC loans were repaid, on 15 July 2005.

	IFC	CAF	AVAL	JP Morgan
Required Ratio (calculated under Colombian GAAP):				
—Maintain a ratio of net debt to adjusted EBITDA	3.00 Max	3.00 Max	3.00 Max	3.00 Max
—Maintain a ratio of net debt to shareholders' equity	1.50 Max	1.5Max	1.25 Max	n/a
—Maintain a ratio of adjusted EBITDA to interest expense	3.25 Min	3.25Min	3.25 Min	3.25 Min
—Maintain a ratio of net short-term debt to adjusted EBITDA	1.25 Max	1.25 Max	1.25 Max	n/a
—Economic interest net debt to economic interest EBITDA	3.45 Max	3.45 Max	n/a	n/a
—Consolidated net debt (million U.S. dollars)	1,875 Max	n/a	n/a	1,250 Min
—Maintain a minimum equity (million U.S. dollars)	n/a	1.300 Min	n/a	n/a

Bavaria has complied with all of its covenants as at 31 December 2004.

Additionally, Bavaria has covenants over its senior notes due in 2010.

The group is prohibited from issuing new debt if the interest coverage ratio exceeds 2.00:1.00 prior to issuing such additional debt and it is prohibited from issuing new debt if the debt is not considered permitted debt as defined by the terms of the notes.

15. Derivative financial instruments

	2004 US$m	2003 US$m	2002 US$m
Currency swaps	50	—	—
Interest rate swaps	7	—	—
Forward foreign exchange contracts	19	3	—
Total	76	3	—
Less non-current portion:	(55)	—	—
Current portion	21	3	—

Currency swaps

In 2004 six cross currency swap contracts for US$400 million with maturity in 2010 (with fair value at 31 December 2004 of US$(55) million) were entered into in order to protect the group from the fluctuation of the exchange rates over 80% of the bonds issued in United States and Europe in 2003.

Forward foreign exchange contracts

At 31 December 2004, there are non delivery forward contracts of US$127 million (2003: US$123 million) which had fair value of US$(20) million (2003: US$(3) million, with maturities of between one to nine months. Gains and losses on forward foreign exchange contracts 31 December 2004 were deferred until the underlying transaction to which the derivative related has been recognised.

Interest-rate swaps

The notional principal amounts of the outstanding interest-rate swap contracts were US$391 million at 31 December 2004. The fixed interest rates vary from 1.34% to 2.93% and the main floating rates are based on LIBOR.

16. Deferred income tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	2004 US$m	2003 US$m	2002 US$m
Deferred tax assets	(46)	(45)	(69)
Deferred tax liabilities	497	428	459
	451	383	390

The gross movement on the deferred income tax account, net is as follows:

	2004 US$m	2003 US$m	2002 US$m
Beginning of the year	383	390	432
Acquisition of subsidiary	—	—	46
Translation adjustments	46	17	(65)
Income statement (credited)/charge	22	(24)	(23)
End of the year	451	383	390

The movement in deferred tax assets and liabilities during the year is as follows:

Deferred tax liabilities:

	Differences in cost of PPE US$m	Valuation of derivatives and other US$m	Total US$m
At 1 January 2002	494	30	524
Acquisition of subsidiary	8	38	46
Charged/(credited) to the income statement	(60)	14	(46)
Translation adjustments	(58)	(7)	(65)
At 31 December 2002	384	75	459
Charged/(credited) to the income statement	(46)	(2)	(48)
Translation adjustments	15	2	17
At 31 December 2003	353	75	428
Charged /(credited) to the income statement	(52)	71	19
Translation adjustments	49	1	50
At 31 December 2004	350	147	497

Deferred tax assets:

	Tax losses US$m	Tax deferred charges and other US$m	Total US$m
At 1 January 2002	33	59	92
(Charged)/credited to the income statement	(3)	(17)	(20)
Translation adjustments	(1)	(2)	(3)
At 31 December 2002	29	40	69
(Charged)/credited to the income statement	(15)	(9)	(24)
Translation adjustments	—	—	—
At 31 December 2003	14	31	45
(Charged)/credited to the income statement	(4)	1	(3)
Translation adjustments	2	2	4
At 31 December 2004	12	34	46

Deferred income tax assets are recognised for all tax loss carry-forwards to the extent that the realisation of the related tax benefit through the future taxable profits is probable. Losses amounting to US$28 million (2003: US$33 million and 2002: US$69 million) approximately, expire in 2009.

Deferred income tax liabilities of US$141 million (2003: US$134 million and 2002: US$139 million) have not been recognised for taxes that would be payable on the unremitted earnings of certain subsidiaries. Such amounts are considered to be permanently reinvested. Unremitted earnings totalled US$366 million at 31 December 2004. (2003: US$348 million and 2002: US$360 million)

17. Retirement benefit obligations

	2004 US$m	2003 US$m	2002 US$m
Balance sheet obligation for:			
Pension benefits	113	94	92
Post-employment medical benefits	17	12	12
Other benefits	31	27	30
	161	133	134

	2004 US$m	2003 US$m	2002 US$m
Income statement charge for pension benefits, post-employment benefits and other benefits:			
Service cost	1	1	1
Interest cost	17	15	16
Actuarial received gain/loss	11	2	5
Total	29	18	22

Pension benefits, post-employment medical benefits and other benefits

The amounts recognised in the balance sheet are equal to present value of unfunded obligations

The movement in the liability recognised in the balance sheet is as follows:

	2004 US$m	2003 US$m	2002 US$m
Beginning of the year	133	134	152
Translation adjustments	21	4	(29)
Acquisition of subsidiary	—	—	8
Total expense charged in the income statement	29	18	22
Benefits paid	(22)	(23)	(19)
End of the year	161	133	134

Payments projected during 2005 relating to retirement benefits: US$25 million.

If the post-employment medical inflation rate was to change by 1% from that assumed, the post-employment medical liability would be as follows:

Inflation rate	Reserve US$m
7%	18
5%	16

The principal actuarial assumptions at 2004, 2003 and 2002 used were as follows:

	Colombia	Peru	Ecuador
Discount rates			
—Years 2001 to 2009	9.16%	4.00%	6%
—Years 2010 to 2014	12.40%	7.50%	6%
—Years 2015 on	12.50%	9.00%	6%
Future salary increases	6%	2.5%	2.1%
Future pension increases	6%	2.5%	2.1%

The interest rate used is a variable assumption and was developed taking into account the yields of the government bonds with various maturity dates. So these assumptions are variable depending on the year the benefit is due.

Assumptions for future salary increases and pension increases reflect the rate that the group has been using in its financial projections.

18. Provisions for other liabilities and charges

	Tax claims US$m	Labour claims and bonuses US$m	Total US$m
At 1 January 2004	10	3	13
Increase/(decrease), net	—	1	1
At 31 December 2004	10	4	14
Less: non current portion	(10)	—	(10)
Current portion	—	4	4

Legal claims

The amounts represent provisions for certain legal claims brought against the group by employees or government entities. The non-current balance at 31 December 2004 is expected to be utilised after 2006. The group's management, together with its external legal counsel,

believes that the outcome of these legal claims will not give rise to any significant loss beyond the amounts provided at 31 December 2004.

Bonuses

The provision for bonuses is payable within one quarter of finalisation of the annual audited financial statements.

19. Trade and other payables

	2004 US$m	2003 US$m	2002 US$m
Trade payables	83	74	71
Costs and expenses payable	156	161	197
Labour liabilities	10	10	—
Other	2	2	—
	251	247	268

20. Expenses by nature

	2004 US$m	2003 US$m	2002 US$m
Depreciation	189	189	116
Amortisation	5	2	1
Wages, salaries and staff costs	244	240	118
Raw materials and consumables used	403	406	372
Advertising costs	134	137	74
Excise tax	789	649	358
Fees	31	27	5
Freights and delivery	112	88	76
Maintenance and repairs	57	53	4
Services	124	70	29
Taxes	35	29	12
Insurance	8	11	2
Travel expenses	13	13	4
Other	91	94	74
	2,235	2,008	1,245

21. Other gains-net

	2004 US$m	2003 US$m	2002 US$m
Net foreign exchange transaction loss	12	1	22
Other	(4)	(1)	—
	8	—	22

22. Finance costs

	2004 US$m	2003 US$m	2002 US$m
Interest income	13	1	16
Interest expense	(246)	(172)	(96)
Exchange gains/(loss) on borrowings	91	6	(133)
	(142)	(165)	(213)

23. Income tax expense

	2004 US$m	2003 US$m	2002 US$m
Current tax	(93)	(69)	(47)
Deferred tax	(22)	24	40
	(115)	(45)	(7)

The tax on the group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the combined companies as follows:

	2004 US$m	2003 US$m	2002 US$m
Profit before tax	411	259	61
Tax calculated at average of domestic tax rates applicable to profits in the respective countries	(131)	(83)	(20)
Income not subject to tax	59	76	50
Expenses not deductible for tax purposes	(43)	(38)	(37)
Tax charge	(115)	(45)	(7)

The weighted average applicable tax rate was 32% for 2004, 2003 and 2002.

24. Business combinations

During June 2002, the group acquired 24.50% of the class A share capital of Unión de Cervecerías Peruanas Backus & Johnston S.A.A., a beer group operating in Perú. Subsequently in December 2002 the group purchased an additional 27.56% of the Backus A shares thereby obtaining control over a total 52.06% of the Backus voting rights. The economic interest in Backus at this time was approximately 34%.

Capital shares of Unión de Cervecerías Peruanas Backus & Johnston S.A.A. is represented by 105,014,011 common shares (fully subscribed and paid), and 514,012,303 investment shares:

Common shares are divided into 87,189,867 class A shares with voting rights that include 13,966,577 of treasury shares whose voting rights are suspended, and 17,824,144 preferred class B shares, which have the right to receive a preferential distribution of earnings consisting of an additional payment of 10% per share on the amount of dividends paid with respect to class A shares. Class B shares lack voting rights, except for matters discussed at special meetings held for holders of class B shares and at general meetings of all shareholders called to discuss issues related to capital reduction, transformation, merger, spin-off, dissolution and liquidation. All dividends which these shares are entitled to are paid after they are declared.

In accordance with Peruvian law 27028, investment shares grant holders the right to participate in dividend distributions, make contributions in order to maintain their existing participation in

investment shares in case of an increase in capital due to new contributions, increase of investment shares for capitalisation of equity accounts and participate in the distribution of the equity balance in case of liquidation of the Company. Investment shares do not grant access to the Board of Directors or the General Shareholders Meetings.

Because the transaction in 2002 was undertaken in stages, the group accounted for its initial 24.5% investment in Unión de Cervecerías Peruanas Backus & Johnston S.A.A. as an associate during 2002 until December 2002 when the group acquired more than 50% of the voting shares and since then has recognised its investment as a subsidiary.

The acquired business did not contribute revenues for the year ended 31 December 2002. If the acquisition had occurred on 1 January 2002, group revenue would have increased by approximately US$553 million and net profit would have increased by approximately US$69 million .

Details of net assets acquired and resultant goodwill are as follows:

	US$m
Purchase consideration	990
Fair value of net assets acquired	(125)
Goodwill (Note 7)	865

The goodwill is attributable to the high profitability of the acquired business and the significant synergies expected to arise after the group's acquisition of Unión de Cervecerías Peruanas Backus & Johnston S.A.A.

The assets and liabilities arising from the acquisition are as follows:

	Fair value US$m	Acquiree's carrying amount US$m
Cash and cash equivalents	65	65
Property, plant and equipment	419	394
Brands (Note 7)	167	75
Goodwill	—	98
Investments	1	51
Inventories	77	119
Receivables	74	74
Payables	(103)	(103)
Post-retirement obligations	(8)	—
Borrowings	(274)	(274)
Net deferred tax liabilities	(47)	—
Net assets	371	499
Minority interests (66.18%)	(246)	
Net assets acquired	125	
Purchase consideration settled in cash		990
Cash and cash equivalents in subsidiary acquired		(65)
Cash outflow on acquisition		925

During 2004, 2003 and 2002, the group increased its participations in foreign companies as follows:

- In December 2002, it acquired an additional 25% of Compañía de Cervezas Nacionales C.A. in Ecuador for US$165 million, which generated goodwill of US$129 million. The accumulated participation at that date was 92.58%.

- In December 2002, it acquired an additional 9.22% of Cervecería Leona S.A. for US$52 million, through the acquisition of 100% of Glober Incorporated; this increased the group intangibles by US$30 million representing the goodwill of Cervecería Leona S.A. carried by Glober Incorporated. Because Leona has been effectively controlled by Bavaria since the date of the initial 44% investment, the results of operations for 2002 reflect Leona on a consolidated basis for the complete year.

- During 2003, it acquired an additional 4.75% of Unión de Cervecerías Peruanas Backus & Johnston S.A. for US$179 million, through the direct acquisition of class A outstanding shares with voting rights, and shares of Inversiones Fabe S.A., Cavet Limited and European South American Corp. shareholders of Unión de Cervecerías Peruanas Backus & Johnston S.A., which generated Goodwill of US$176 million. The accumulated participation at that date was 38.45% of economic rights and 75% of the voting rights.

- In November 2003, it acquired an 8.37% interest in Mapel Investing Corporation, a shareholder in Cervecería Leona S.A. for US$23 million, by partially exercising the call-option agreement with Lubrock S.A. signed in December 2002. See Note 26. The accumulated participation at that date in Cervecería Leona S.A. was 56.9%. This acquisition increased the goodwill of Cervecería Leona S.A. by US$14million.

- During 2003, it acquired an additional 0.06% of Compañía de Cervezas Nacionales C.A. in Ecuador for US$1 million, which did not generate any goodwill. The accumulated participation at that date was 92.63%.

- In December 2003, the group acquired 100% of the share capital of Newport Holding Group Ltd. It also acquired 100% of the share capital of Alquimia Enterprises, Inc. Newport Holding Group Ltd. is the owner of 100% of the shares of Embotelladora Centroamericano S.A., Distribuidora Centroamericana de Bebidas S.A., Distribuidora Americana de Bebidas and Aguas de Centroamerica S.A. In addition, Embotelladora Centroamericano S.A. is the owner of 100% of the shares of Mar y Plata S.A. These companies are jointly dedicated to the manufacturing, distribution and sale of Pepsi Cola International and Cadbury Schweppes products in Costa Rica. The group paid a total of US$8 million for these shares and recognised US$2 million of goodwill and US$6 million as the value of the Pepsi Co. licence.

- In June 2004, the group acquired an additional 1.42% of Unión de Cervecerías Peruanas Backus & Johnston S.A.A. for US$43 million through the direct acquisition of class A outstanding shares with voting rights, and shares of Inversiones Fabe S.A.A. shareholder of Union de Cervecerías Peruanas Backus & Johnston S.A., which generated goodwill of US$34 million. The accumulated participation at that date was 39.87% of economic rights and 75.5% of the voting rights.

- In November 2004, it acquired an additional 9.51% of Mapel Investing Corporation, a shareholder of Cervecería Leona S.A. for US$25 million, by partially exercising the call-option agreement with Lubrock S.A. signed in December 2002. See Note 26. The accumulated participation in Cervecería Leona S.A. at that date was 61.4%. This acquisition increased the goodwill of Cervecería Leona S.A. by US$15 million which is carried by Mapel Investing Corp.

- In December 2004, it acquired an additional 15.21% of Mapel Investing Corp, shareholder of Cervecería Leona S.A. for US$40 million, by partially exercising the call-option agreement with Lubrock S.A. signed on December 2002. See Note 26.

- During 2004, it acquired an additional 1.72% of Compañía de Cervezas Nacionales C.A. for US$1million and 1.32% of Cervecería Andina S.A. for US$2 million, both companies from Ecuador. The accumulated participation at that date was 94.35% and 73.84%, respectively. This acquisition did not generate goodwill.

25. Related-party transactions

The group is controlled by BevCo, which is the ultimate parent of the group. The following transactions were carried out with related parties:

(a) Associates

	2004 US$m	2003 US$m	2002 US$m
Purchases of goods:			
—Industria Nacional de Plásticos S.A.	1	2	1
—Metalforma S.A.	2	2	2

(b) Activities with shareholders holding more than 10%

	2004 US$m	2003 US$m	2002 US$m
Invernac			
—Financial commissions paid	1	1	—
—Interest paid	—	—	6
—Dividends in the year	17	14	13
Alpha Export Services			
Balances payable	1	6	—
Services	10	13	7
Sales lupolo	—	7	5
Quadrant Capital Advisors—services	7	3	—
Valorem S.A.			
Balances payable	—	2	1
Income from recovery of expenses	—	1	0
Cardigan Place, Inc.—services	2	3	2
Ingelside Holdings—financial commissions paid	—	3	—

26. Contingencies and commitments

(a) Guarantees

Bavaria, a subsidiary of BevCo, had the following guarantee commitments at 31 December 2004:

Pledge of 149,450,000 shares of Cervecería Leona S.A., 14,062,732 shares of Cervecería Nacional S.A., 18,601,426 shares of Compañía de Cervezas Nacionales C.A., 3,322,872 shares of Cervecería Andina S.A. and 43,351,536 shares of UCP Backus & Johnston S.A.A., under syndicated credits granted by Corporación Andina de Fomento (CAF), International Finance Corporation (IFC) and commercial banks for US$433 million. These shares are pledged in favour of Cititrust Colombia S.A in representation for guaranteed creditors.

There is a pledge on the commercial facility of the Águila and Cervecería Unión plants and mortgages on real estate as a guarantee for the loan granted by CAF, IFC and syndicated entities.

There are TES B securities and peace bonds for US$4 million, pledged for the compliance of barley and/or malt forward contracts, which were transferred to the compensation chamber of the National Farmer Stock in Colombia.

Bavaria S.A. acts as a jointly liable codebtor of the loan for US$150 million granted by Avianca S.A. to Valorem S.A. (before Valores Bavaria S.A.) and transferred to Fiduciaria La Previsora S.A.

UCP Backus & Johnston S.A.A. granted guarantees in favour of various domestic entities, as follows: shares for US$104 million, mortgages on the Callao plant facilities for US$36 million and pledges on machinery for US$20 million.

Cervecería Leona S.A. granted guarantees to different financial entities for loans, as follows: US$112 million relates to a mortgage guarantee on land known as Nuevo Horizonte, Santa Rita, Descanso Campestre and Santa Ana. There is US$300 million related to an open pledge contract without tenancy on rights resulting from the offer of production. Likewise, US$300 million, as an open pledge without tenancy on Cervecería Leona S.A.'s assets, resulting from agreed financial obligations.

Axin has pledged as at 31 December 2004 56,240,987 shares of Bavaria S.A. in relation to loans amounting to US$71 million.

(b) Civil, labour and administrative lawsuits

At 31 December 2004, BevCo was involved in various normal operating and labour lawsuits, which represent potential liabilities. The company's best estimate of these contingent liabilities under these lawsuits is US$5 million and contingent assets of US$2 million.

(c) Call option agreement with Lubrock S.A.

In October 2002, the Commercial and Industry Superintendence confirmed that its previous authorisation permitted the acquisition of a majority stake in Leona, which was completed in December 2002 by purchasing an additional 9.2% of Leona shares, to increase the group's total interest to 53.4% in Leona. The purchase price for the increased interest was US$52 million, which was paid for in cash. An internationally recognised consulting firm issued a valuation report relating to the purchase price attributable to Leona.

In addition, the group also entered into a call-option agreement with Lubrock S.A., in December 2002, which gives the right to acquire, at any time prior to 31 December 2005, the remaining 46.6% of Leona for an aggregate purchase price of US$263 million, the same price per share as was paid for the additional 9.2% interest acquired by the group at that time. At 31 December 2004 the fair value of the call option was approximately US$19 million.

(d) Operating lease commitments

The group leases various forklift trucks, communications equipment, computers, vehicles, coolers, warehouses and other buildings under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.

The group is required to give one month's notice for the termination of these agreements.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	US$m
Within 1 year	8
Later than 1 year and not later than 5 years	17

(e) Other commitments

The group has agreed various contracts for the purchase of barley and yellow corn. These contracts amount to US$24 million, which will be paid in US Dollars in the next six months.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
SABMiller plc
SABMiller House
Church Street West
Woking
Surrey
GU21 6HS

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

14 September 2005

Dear Sirs

Accountants' report relating to BevCo Sub LLC

We report on the financial information set out in *"Section A of Part IX—Financial Information on BevCo and Bavaria"*. This financial information has been prepared for inclusion in the circular to shareholders (the "Class 1 Circular") dated 14 September 2005 relating to the Transaction on the basis of the accounting policies adopted in the "Restatement of Financial Information under International Financial Reporting Standards" press release dated 5 July 2005 (the "**2005 SABMiller Transitional IFRS Information"**), as set out in Note 2. This report is required by item 13.5.21 of the Listing Rules and is given for the purpose of complying with item 13.5.21 of the Listing Rules and for no other purpose.

Responsibilities

The Directors of SABMiller plc are responsible for preparing the financial information on the basis of preparation set out in Note 2 to the financial information.

It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the Class 1 Circular, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Class 1 Circular, a true and fair view of the state of affairs of BevCo Sub LLC as at the dates stated and of its profits, cash flows, recognised gains and losses and changes in equity for the periods then ended in accordance with the basis of preparation set out in Note 2 and has been prepared in a form consistent with the accounting policies adopted in the 2005 SABMiller Transitional IFRS Information.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

SECTION B: 2005 BAVARIA INTERIM FINANCIAL INFORMATION

This section includes consolidated financial information for Bavaria, which is the principal operating subsidiary of BevCo and is listed on the Colombian Stock Exchange, for the six month period ended 30 June 2005, prepared in accordance with Colombian GAAP. This has been extracted without material adjustment from the unaudited consolidated interim financial statements of Bavaria for the six months ended 30 June 2005, required by the Colombian Stock Exchange, and published on 29 July 2005. References in this section to "Grupo Empresarial Bavaria" and "GEB" are to the Bavaria Group.

Grupo Empresarial Bavaria (GEB) Announces Second Quarter and First Half 2005 Earnings

Bogota, July 29, 2005—Grupo Empresarial Bavaria, GEB, the largest beverage company in Colombia and the second largest brewer in South America announced an 8.2% increase in sales volume for the first half of 2005 as compared to the first half of 2004, reaching 17.5 million hectolitres (hl) sold. Net sales increased by 4.5% to Ps. 2.5 trillion, and EBITDA increased by 10.2% to Ps. 1.0 trillion in the first half of 2005, compared to the first half of 2004.

Ricardo Obregón, president of GEB, noted: "Record operating results during the second quarter of 2005 reflect the exceptional performance in Colombia and Peru, our two largest markets. The introduction of new packaging as part of brand re-launchings, and the introduction of new brands generated double digit growth. These results demonstrate that the commercial strategy that we are implementing is gaining ground and sets the foundation for solid future growth."

Highlights

- Introduction of aluminium foil caps for the entire beer portfolio in Colombia to increase product appeal
- The new Dorada brand in Peru has captured almost 12% of the market since its launch in January 2005
- Ecuador beer volumes grew 7.5% year over year, with almost constant market share, despite the entry of a new competitor in last October.

The following table shows the main financial highlights for the second quarter of 2005, compared to the second quarter of 2004:

Financial Results

	Second Quarter			Second Quarter		
	2005 Ps.m	2004 Ps.m	Variation	2005 US$m	2004 US$m	Variation
Net Sales	1,267,204	1,198,336	5.7%	538	445	20.9%
EBITDA	511,536	454,441	12.6%	217	169	28.7%
EBITDA margin	*40.4%*	*37.9%*		*40.4%*	*37.9%*	
Operating Profit	379,643	337,136	12.6%	161	125	28.8%
Operating margin	*30.0%*	*28.1%*		*30.0%*	*28.1%*	
Net Income	(43,680)	19,371		(19)	7	

Sales Volumes, First Half 2005

The following table shows sales volume in the first half of 2005 for Colombia, Peru, Ecuador, and Panama in both the beer and malt beverages and other beverages categories, and their percentage change with respect to the first half of 2004:

Sales Volume

	First Half 2005					
	Beer and Malt Beverages		Other Products: Water, Juices, Soft Drinks and Milk		Total Sales	
	Hectolitres	Variation	Hectolitres	Variation	Hectolitres	Variation
Colombia	8,743,305	8.7%	1,647,594	13.6%	10,390,899	9.4%
Peru	3,378,277	10.9%	846,716	−12.1%	4,224,993	5.3%
Ecuador	1,686,205	6.5%	126,993	61.8%	1,813,198	9.1%
Panama	668,763	6.2%	451,686	7.8%	1,120,449	6.8%
Total	**14,476,550**	**8.8%**	**3,072,989**	**5.5%**	**17,549,539**	**8.2%**

Sales volume during the first semester of 2005 grew 8.2% as compared to the first half of 2004, since the growth trend observed in the beginning of the year was accentuated during the second quarter, with a 6.5% growth from the first quarter to the second quarter of 2005. This growth was driven by GEB's two largest markets, Colombia and Peru, where the group is concentrating most of its commercial initiatives.

Financial Results, First Half 2005

The following table shows the main financial highlights for the first half of 2005, compared to the first half of 2004:

Financial Results

	First Half		Variation	First Half		Variation
	2005 Ps.m	2004 Ps.m		2005 US$m	2004 US$m	
Net Sales	2,449,051	2,342,751	4.5%	1,037	862	20.3%
EBITDA	1,017,020	922,996	10.2%	431	340	26.8%
EBITDA margin	*41.5%*	*39.4%*		*41.5%*	*39.4%*	
Operating Profit	788,718	694,943	13.5%	334	256	30.6%
Operating Margin	*32.2%*	*29.7%*		*32.2%*	*29.7%*	
Net Income	(37,877)	41,580		(16)	15	

Balance Sheet

Total assets as of 30 June, 2005 were Ps. 12.6 trillion, 5.5% less than the balance at the end of December, 2004. During the quarter there was an additional decrease in cash and cash equivalents, which was reduced 53.3% during the first six months of 2005. The reduction in cash reflects principally the repayment of debt. While the balance of other current assets did not change significantly in any of the countries of operations, the other current asset balances declined as a result of the appreciation of the Colombian peso against the US dollar throughout 2005.

Non-current assets increased by 2.3%, as a result of a 25.5% increase in deferred assets, which include capitalised marketing costs that will be amortised over the next three years, and a 14.8% increase in long term investments, that include additional acquisition of shares in Backus, our Peruvian subsidiary.

Total liabilities at 30 June 2005 decreased 8.0% as compared to year-end 2004 as a result of an additional reduction of financial debt during the quarter. In the first six months of 2005 debt

has been reduced by 12.0%, resulting in a substantial improvement in Bavaria S.A.'s coverage indicators.

Capital Expenditure (CAPEX)

Total capital investments for the first six months of 2005 was US$129 million.

Syndicated Loan

On 15 July 2005, Bavaria S.A., GEB's parent company, contracted a US$250 million syndicated loan with a maturity of five years. The same day, Bavaria S.A. prepaid its 2002 syndicated loan from the International Finance Corporation (IFC), Export Development Canada (EDC), and the D loan providers in the total amount of approximately US$225 million.

US dollar amounts in the income statement are calculated based on average exchange rates of Ps. 2,691.86 per dollar for the second quarter of 2004 and Ps. 2,354.15 for the second quarter of 2005, as well as Ps. 2,716.56 per dollar for the first half of 2004 and Ps. 2,360.78 per dollar for the first half of 2005. Balance sheet figures are calculated based on end-of-period exchange rates of Ps. 2,389.75 per dollar for December 31, 2004 and Ps. 2,331.81 per dollar for June 30, 2005.

Grupo Empresarial Bavaria
Consolidated Income Statement

	January–June		Variation	January–June	
	2005 Ps.m	**2004 Ps.m**		**2005 US$m**	**2004 US$m**
Operating Revenue	2,449.051	2,342,751	4.5%	1,037	862
Cost of goods sold	855,907	893,431	–4.2%	363	329
Gross Profit	**1,593,144**	**1,449,320**	**9.9%**	**675**	**534**
Administrative & Selling expense	804,426	754,377	6.6%	341	278
Operating Income	**788,718**	**694,943**	**13.5%**	**334**	**256**
Interest Income	18,914	8,089	133.8%	8	3
Other non-operating income	115,872	233,779	–50.4%	49	86
Total non-operating income	134,786	241,868	–44.3%	57	89
Interest Expense	260,932	255,659	2.1%	111	94
Other non-operating expense	494,160	502,328	–1.6%	209	185
Total non-operating expense	755,092	757,987	0.4%	320	279
Monetary Correction	58,127	82,677	–29.7%	25	30
Earnings before Minority Interest	**226,539**	**261,500**	**–13.4%**	**96**	**96**
Minority Interest	105,564	94,677	11.5%	45	35
Earnings before Tax	**120,975**	**166,822**	**–27.5%**	**51**	**61**
Income and other taxes	158,852	125,242	26.8%	67	46
Net Income	**(37,877)**	**41,580**	**–191.1%**	**(16)**	**15**
memo: EBITDA	*1,017,020*	*922,996*	*10.2%*	*431*	*340*

Grupo Empresarial Bavaria
Consolidated Balance Sheet

	June 2005 Ps.m	December 2004 Ps.m	Variation	June 2005 US$m	December 2004 US$m
Assets					
Cash and equivalents	580,065	1,242,314	–53.3%	249	520
Investments for sale	82,540	84,800	–2.7%	35	35
Accounts receivable	371,699	416,202	–10.7%	159	174
Inventories	463,917	556,146	–16.6%	199	233
Deferred & Other assets	172,001	201,164	–14.5%	74	84
Total Current Assets	**1,670,222**	**2,500,626**	**33.2%**	**716**	**1,046**
Amounts receivable	53,095	77,077	–31.1%	23	32
Investments	194,481	169,420	14.8%	83	71
Goodwill acquired	4,297,300	4,304,234	–0.2%	1,843	1,801
Property, plant & equipment, net	2,752,227	2,610,068	5.4%	1,180	1,092
Deferred & Other assets	139,744	111,336	25.5%	60	47
Total Non Current Assets	**7,436,848**	**7,272,135**	**2.3%**	**3,189**	**3,043**
Revaluation of Assets	**3,520,571**	**3,588,311**	**–1.9%**	**1,510**	**1,502**
Total Assets	**12,627,641**	**13,361,072**	**–5.5%**	**5,415**	**5,591**
Liabilities					
Short term debt	849,648	996,873	–14.8%	364	417
Accounts payable	692,826	614,552	12.7%	297	257
Other current liabilities	503,897	394,776	27.6%	216	165
Total Current Liabilities	**2,046,370**	**2,006,201**	**2.0%**	**878**	**840**
Long term debt	3,825,178	4,314,321	–11.3%	1,640	1,805
Accounts payable	330,726	454,323	–27.2%	142	190
Pension liabilities	270,397	265,365	1.9%	116	111
Other long term liabilities	129,548	133,843	–3.2%	56	56
Total Long Term Liabilities	**4,555,848**	**5,167,853**	**–11.8%**	**1,954**	**2,163**
Total Liabilities	**6,602,218**	**7,174,054**	**–8.0%**	**2,831**	**3,002**
Minority Interest	**1,443,529**	**1,467,601**	**–1.6%**	**619**	**614**
Shareholders Equity	**4,581,894**	**4,719,417**	**–2.9%**	**1,965**	**1,975**
Total Liabilities and Shareholders Equity	**12,627,641**	**13,361,072**	**–5.5%**	**5,415**	**5,591**

SECTION C: UNAUDITED BAVARIA INTERIM GAAP RECONCILIATION

This section comprises unaudited reconciliations of the impact on the 2005 Bavaria Interim Financial Information, of the differences between Bavaria's Colombian GAAP accounting policies and SABMiller's IFRS accounting policies, as the 2005 Bavaria Interim Financial Information was prepared in accordance with Bavaria's Colombian GAAP accounting policies, which differ in certain material respects from SABMiller's IFRS accounting policies, as set out in the 2005 SABMiller IFRS Transitional Information *(see "Section B of Part VIII—Financial Information on SABMiller")*.

Set out below is a reconciliation showing the material adjustments to the consolidated profit/(loss) after tax and net assets which would have been required to be made for significant differences between Bavaria's Colombian GAAP accounting policies for the period in question and SABMiller's IFRS accounting policies, as set out in the 2005 SABMiller IFRS Transitional Information. This reconciliation does not seek to reflect any changes to the judgements made by the directors of Bavaria in preparing the underlying Bavaria financial information and does not reflect any fair value adjustments which the future Directors may make as a result of the Transaction or may have been made had the acquisition happened at any date during the historical period shown.

Consolidated profit/(loss) on ordinary activities after taxation

	Note	6 months ended 30 June 2005 US$m
As reported under Bavaria's Colombian GAAP accounting policies		29
Adjustments:		
Elimination of inflation adjustments of Colombian companies in accordance with IAS 29	(1)	(21)
Restatement of depreciation expenses of buildings and machinery	(2)	(11)
Change in treatment of bottles and containers	(3)	4
Reversal of goodwill amortisation expenses and deferred charges	(4)	70
Recognition of actuarial gains and losses in employee benefits costs	(5)	5
Elimination of exchange differences recognised over subsidiaries	(6)	41
Recognition of deferred taxes according with IAS 12	(7)	5
Elimination of provisions that do not meet the IAS 37 definitions	(8)	1
Other minor items		1
As if reported under SABMiller's IFRS accounting policies		124

(1) Colombian and Peruvian GAAP require the restatement of financial statements to reflect the impact of inflation. For this purpose, non-monetary assets and liabilities, equity accounts and, in Peru only, income accounts are restated by changes or credits to income. None of the economies in which the company operates are considered to be a hyper-inflationary economy under IAS 29 and hence the inflation restatement does not apply.

(2) Management has elected to measure land, buildings and machinery at fair value on transition to IFRS in accordance with the exemption in IFRS 1. The increase in value results in an increased depreciation charge. Under Colombian GAAP the revalued element of property, plant and equipment (PPE) is not depreciated. Additionally the depreciation of certain assets under Colombian GAAP was based on tax lives rather than useful economic lives as required by IFRS.

(3) Under Colombian GAAP, some bottles and cases are considered as inventories. Breakages of these inventories are recognised as an expense; under SABMiller accounting policies these are capitalised within PPE and are depreciated on a different basis.

(4) Under Colombian GAAP, goodwill is amortised over a 10-year period. Goodwill amortisation is prohibited under IFRS. Additionally, some costs incurred by companies, principally restructuring costs,

are deferred under Colombian GAAP and are amortised on a straight-line basis over the period in which the benefits are expected to be received. These deferred charges do not meet the IFRS definition of an asset and have therefore been written off against retained earnings.

(5) Actuarial gains and losses in the liability for post retirement employee benefits have been recognised immediately within income under IFRS. Not all of these were recognised under Colombian GAAP.

(6) Under Colombian GAAP, the exchange impacts of translating foreign subsidiaries are recognised in profit and loss. For IFRS purposes, these exchange differences are recognised in equity as a translation adjustment.

(7) Temporary differences have been recognised principally in relation to the revaluation recognised within PPE, the elimination of inflation adjustments, and the recognition of tax losses not previously recognised under Colombian GAAP.

(8) Under Colombian GAAP, companies recognise provisions that do not meet the IFRS definition of liabilities.

Consolidated net assets

	Note	30 June 2005 US$m
As reported under Bavaria's Colombian GAAP accounting policies		2,584
Adjustments:		
Elimination of revaluations recognised under Colombian GAAP	(1)	(1,510)
Recognition of fair value as deemed cost of land, buildings and machinery, net of elimination of inflation adjustments and effects of restatement of depreciation and alignment of policies relating to bottles and cases	(2)	1,146
Elimination of deferred charges and intangibles that do not meet the definition of IFRS; purchase accounting of UCP Backus and Johnston S.A.A., net of reversal of goodwill amortisation under IFRS	(3)	(122)
Correction of values of investments in associates, available for sale investments and held-to-maturity investments	(4)	(13)
Recognition of deferred taxes	(5)	(273)
Recognition of benefit obligations	(6)	(47)
Consolidation of distributors of Peruvian companies	(7)	5
Restatement of amortisation of additional brands recognised in acquisition of UCP Backus & Johnston S.A.A. that have a finite useful life	(8)	(2)
Restatement of deferred taxes of Perú	(9)	1
Recognition of deferred taxes on brands	(10)	(76)
Restatement of purchase accounting on the acquisition of Backus	(11)	(65)
Other minor items		7
As if reported under SABMiller's IFRS accounting policies		1,635

(1) In accordance with Colombian GAAP, PPE is revalued periodically with increases being recorded on the balance sheet and in the shareholders' equity. These revaluations are not considered an integral part of assets and are not depreciated. No such treatment is adopted under IFRS.

(2) Management elected to measure land, buildings and machinery at fair value on transition to IFRS. Since this date depreciation has been calculated based on the useful economic lives rather than their tax useful lives. Additionally some bottles and cases,considered as inventories under Colombian GAAP have been reclassified to PPE and depreciated over their useful economic lives in accordance with SABMiller IFRS accounting policies.

(3) Under Colombian GAAP, companies capitalise costs as deferred charges when future benefits are expected. Some of these deferred charges do not meet the IFRS definition of an asset and have therefore been written off against retained earnings in the opening balance sheet. Additionally,

Colombian GAAP allowed for the internal creation or formation of goodwill until 2002. For IFRS purposes that goodwill was written off in the opening balance.

The group acquired Unión de Cervecerías Backus & Johnston S.A.A. in 31 December 2002 and has accounted for this acquisition in accordance with IFRS 3. This requires all assets (including intangible assets) and liabilities to be fair valued. The resultant goodwill is not amortised. Colombian GAAP does not require assets and liabilities to be recorded at their fair value on acquisition and the resultant goodwill was amortised over a period of 10 years.

(4) Application of IAS 28, 32 and 39 generates corrections in values of financial assets, according to the classification established for them, by which changes are originated mainly in the application of the equity method and the recognising of fair values.

(5) Main differences in deferred taxes are related to the recognition of temporary differences originating from the revaluation of PPE, the elimination of inflation adjustments, and the recognition of tax losses not recognised under Colombian GAAP.

(6) Under Colombian GAAP, some employee benefits are not recognised in accordance with IAS 19. Actuarial calculations prepared for all employee benefit liabilities have been recognised at the date of transition to IFRS.

(7) In accordance with IFRS certain distributors in Perú are considered to be controlled by the group and are fully consolidated.

(8) In accordance with SABMiller's IFRS accounting policies certain recognised brands are determined to have a finite useful life with a resultant charge for amortisation being recognised under IFRS. Under Colombian GAAP, these brands were not amortised.

(9) Under Colombian GAAP deferred taxes of Peruvian companies were calculated using an effective tax rate of 37% due to the way in which the statutory workers participation was treated. IFRS does not allow statutory workers participation to be treated as a tax item and hence the actual tax rate of 30% is applied.

(10) Under IFRS deferred taxes on capitalised brands are recognised.

(11) Application of IFRS purchase accounting on the acquisition of Unión de Cervecerías Peruanas Backus & Johnston S.A.A. required a restatement of goodwill.

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
SABMiller plc
SABMiller House
Church Street West
Woking
Surrey
GU21 6HS

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

14 September 2005

Dear Sirs

Bavaria S.A.

We report on the unaudited restatements (the "**restatements**"), under the International Financial Reporting Standards applied by SABMiller plc (the "**Company**") in preparing the 2005 SABMiller Transitional IFRS Information, of the consolidated profit/(loss) on ordinary activities after taxation of Bavaria S.A. ("**Bavaria**") for the six months ended 30 June 2005 and of its consolidated net assets as at 30 June 2005 prepared under the Colombian GAAP accounting policies applied by Bavaria. The restatements are set out in *"Section C of Part IX—Financial Information on BevCo and Bavaria"* of the circular to shareholders (the "**Class 1 Circular**") dated 14 September 2005 issued by the Company.

Responsibility

It is the responsibility solely of the directors of the Company to prepare the restatements in accordance with rules 13.5.30 and 13.5.27 (2)(a) of the Listing Rules of the Financial Services Authority (the "Listing Rules"). It is our responsibility to form an opinion, as required by item 13.5.27(2)(b) of the Listing Rules, on the restatements and to report our opinion to you.

The restatements incorporate significant adjustments to the historical unaudited interim financial information. The unaudited interim financial information of Bavaria for the six months ended 30 June 2005 was the responsibility of the directors of Bavaria. We do not accept any responsibility for the unaudited interim financial information of Bavaria.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work, which involved no independent examination of any historical underlying financial information, consisted primarily of making enquiries of management of Bavaria and its auditors to establish the accounting policies which were applied in the preparation of the historical underlying financial information.

We have considered the evidence supporting the restatements and discussed the restatements with the directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion the adjustments made are those appropriate for the purpose of presenting the consolidated profit/(loss) on ordinary activities after taxation of Bavaria for the six months ended 30 June 2005 and its consolidated net assets as at 30 June 2005 (as adjusted) on a basis consistent in all material respects with the IFRS accounting policies of the Company as set in the 2005 SABMiller Transitional IFRS Information, and the restatements have been properly compiled on the basis stated.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Part X—Pro Forma Financial Information

Pro forma Statements of the Enlarged Group

Introduction

The following unaudited pro forma financial information for the year ended 31 March 2005 is based on:

- the historical consolidated profit and loss account for SABMiller for the year ended 31 March 2005 and the historical consolidated net assets of SABMiller as at 31 March 2005; and
- the historical consolidated profit and loss account of BevCo for the year ended 31 December 2004 and the historical consolidated net assets of BevCo as at 31 December 2004.

The unaudited pro forma financial information has been prepared to show the effect on the consolidated net assets of SABMiller as if the Transaction (including the Merger and all of the Minority Transactions) had occurred on 31 March 2005 and to show the effect on the consolidated profit and loss account of SABMiller, as if the Transaction had occurred on 1 April 2004.

The unaudited pro forma financial information has been prepared on the basis that the Transaction will be accounted for using acquisition accounting principles, with the goodwill arising being capitalised. No account has been taken of any fair value adjustments, which may arise on the Transaction.

The pro forma combined financial information has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and, therefore does not represent the Enlarged Group's financial position or results.

The unaudited financial information has been extracted without material adjustment from the 2005 SABMiller Transitional IFRS Information for the year ended 31 March 2005 and as at 31 March 2005 and from the BevCo Financial Information Table for the year ended 31 December 2004 and as at 31 December 2004, set out in *"Section B of Part VIII—Financial Information on SABMiller"* and *"Section A of Part IX—Financial Information on BevCo and Bavaria,"* respectively.

Unaudited pro forma combined statement of net assets as at 31 March 2005 and unaudited pro forma combined profit and loss account for the year ended 31 March 2005

	SABMiller (Note 1) US$m	BevCo (Note 2) US$m	Pro forma adjustments (Note 3) US$m	Pro forma Total US$m
Fixed assets				
Intangible assets	7,303	1,668	4,401[(a)]	13,372
Tangible assets	4,056	2,323	—	6,379
Investments in associates	1,125	72	—	1,197
Trade and other debtors	54	21	—	75
Other investments	187	11	—	198
Deferred tax asset	153	—	—	153
	12,878	**4,095**	**4,401**	**21,374**
Current assets				
Inventories	627	182	—	809
Trade and other debtors	1,008	240	—	1,248
Cash and cash equivalents	1,143	530	—	1,673
	2,778	**952**	**—**	**3,730**
Current liabilities				
Creditors due within one year	(3,137)	(853)	(2,169)[(b)]	(6,159)
Provisions due within one year	(62)	(4)	—	(66)
	(3,199)	(857)	(2,169)	(6,225)
Net current (liabilities)/assets	**(421)**	**95**	**(2,169)**	**(2,495)**
Non current liabilities				
Interest bearing creditors	(2,525)	(1,991)	—	(4,516)
Provisions	(927)	(171)	—	(1,098)
Deferred tax liabilities	(188)	(451)	—	(639)
Other liabilities	(53)	(55)	—	(108)
	(3,693)	**(2,668)**	—	**(6,361)**
Net assets	**8,764**	**1,522**	**2,232**	**12,518**

	SABMiller (Note 1) US$m	BevCo (Note 2) US$m	Pro forma adjustments (Note 3) US$m	Pro forma Total US$m
Group revenue	**12,901**	**2,779**	**—**	**15,680**
Net operating costs	(10,354)	(2,227)	—	(12,581)
Group operating profit	**2,547**	**552**	**—**	**3,099**
Share of profit of associates	148	1	—	149
Profit on ordinary activities before interest and taxation	**2,695**	**553**	**—**	**3,248**
Net interest payable	(143)	(142)	(108)[(c)]	(393)
Profit on ordinary activities before taxation	**2,552**	**411**	**(108)**	**2,855**
Income tax expense	(823)	(115)	32[(d)]	(906)
Profit for the year	**1,729**	**296**	**(76)**	**1,949**
Equity holders	1,521	151	20	1,692
Minority interests	208	145	(96)[(e)]	257
	1,729	296	(76)	1,949

Notes to the unaudited pro forma combined statement of net assets and unaudited pro forma combined profit and loss account

1. The consolidated net assets of SABMiller at 31 March 2005 and the consolidated profit and loss account of SABMiller for the year ended 31 March 2005 have been extracted, without material adjustment, from the 2005 SABMiller Transitional IFRS Information, as set out in Section B of Part VIII of this document.

2. The consolidated net assets of BevCo as at 31 December 2004 and the consolidated profit and loss account of BevCo for the year ended 31 December 2004 have been extracted, without material adjustment, from the BevCo Financial Information Table set out in Section A of Part IX of this document.

3. The pro forma adjustments have been calculated on the assumption that SABMiller obtains a 71.77% interest in Bavaria in exchange for shares in SABMiller through a merger of BevCo with and into Racetrack, acquires the remaining 28.23% interest in Bavaria in exchange for cash consideration, acquires the outstanding 31.2% minority interests in Leona in Colombia for cash consideration, acquires certain other *de minimis* minority interests in Colombia for cash consideration, acquires all of the outstanding 21% class A voting shares in Backus in Peru (including the approximate 20% Cheswick stake) for cash consideration, acquires certain other minorities of subsidiaries of Backus for cash consideration and acquires all of the outstanding minorities of both Bavaria's listed subsidiaries in Ecuador for cash consideration. They comprise:

   a) an adjustment to intangible assets in relation to goodwill, representing the difference between the consideration for the acquisition and the carrying value of BevCo's consolidated net assets to be acquired under SABMiller's IFRS accounting policies, calculated as follows:

	US$m
Consideration for the merger of BevCo with and into Racetrack thereby obtaining the 71.77% indirect interest in Bavaria held by BevCo in exchange for 225 million SABMiller plc shares, assuming a price of US$15.38 per share, based on SABMiller's volume weighted average historical closing share price of £8.77 and the average £/US$exchange rate of £1:US$1.7542, both between 6 July 2005 and 15 July 2005 being the reference period agreed between the parties.	3,461
Cash consideration for the acquisition of the remaining 28.23% of the shares of Bavaria, representing consideration of US$19.48 per share, being the same value per Bavaria share as the share exchange detailed above.	1,362
Cash consideration for the acquisition of the other minorities in Colombia, Peru and Ecuador as described above, based on:	
i) the contractually agreed costs to acquire the outstanding minority interest in Leona of US$176 million, the Cheswick stake in Backus of US$470 million and *de minimis* minority interests in Colombia of US$20 million; and	666
ii) management's estimate of the costs to acquire the remaining class A voting shares in Backus, certain other minorities of subsidiaries of Backus and all of the outstanding minorities of both Bavaria's listed subsidiaries in Ecuador.	91
Estimated costs of the acquisition (see b) below)	50
Less: the acquired share of the consolidated net assets of BevCo at 31 December 2004 under SABMiller's IFRS accounting policies after adjusting for the residual minority interests in BevCo not acquired under the Transaction described above. BevCo's net assets at 31 December 2004 were US$1,522 million as detailed in the pro forma combined statement of net assets. The share of net assets relating to the residual minority interests, which principally relate to Backus in Peru and Cervecería Nacional in Panama as detailed on page 58, amounts to US$293 million.	(1,229)
	4,401

b) An adjustment to creditors due within one year, comprising the estimated costs of the acquisition to be incurred of US$50 million, together with the cash consideration for the minority offers of US$2,119 million, as set out in a) above, all funded from existing facilities.

c) An adjustment to net interest payable comprising interest on the acquisition costs and the cash consideration for the minority interests of US$2,169 million set out in b) above at an interest rate of 5% amounting to US$108 million. The interest rate has been calculated based on the all in yield on 10 year debt.

d) An adjustment to taxation on profit on ordinary activities being the tax shield of 30% on the interest calculated in c) above amounting to US$32 million.

e) An adjustment to profit attributable to minority interests of US$96 million to reflect the profit attributable to the minorities acquired as part of the Transaction.

4. No account has been taken of any trading or transactions of SABMiller since 31 March 2005 or of BevCo since 31 December 2004.

5. No account has been taken of any fair value adjustments which may arise on the acquisition of BevCo.

6. The pro forma combined statement of net assets and pro forma combined profit and loss account have been prepared in accordance with SABMiller's IFRS accounting policies as applied in the 2005 SABMiller Transitional IFRS Information set out in Section B to Part VIII of this document. SABMiller's interim accounts for the six months ending 30 September 2005 and statutory accounts for the year ending 31 March 2006 will be prepared in accordance with IFRS.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

The Directors
SABMiller plc
SABMiller House
Church Street West
Woking
Surrey
GU21 6HS

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

14 September 2005

Dear Sirs,

SABMiller plc (the "Company")

We report on the pro forma combined financial information set out in *"Part X—Pro Forma Financial Information"* of the circular to shareholders (the "**Class 1 Circular**") dated 14 September 2005. The pro forma combined financial information has been prepared, for illustrative purposes only, to provide information about how the proposed Transaction might have affected the consolidated statement of net assets of the Group as at 31 March 2005 had it taken place at that date, and how the Transaction might have affected the Group's consolidated profit and loss account for the year ended 31 March 2005 had it occurred on 1 April 2004 and does not represent the Company's actual financial position or results.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the pro forma combined financial information in accordance with paragraph 13.5.31 of the Listing Rules of the Financial Services Authority (the "**Listing Rules**").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma combined financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma combined financial information beyond that owed to those to whom those reports were addressed by us as at the dates of their issue.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting and Bulletin 1998/8 "**Reporting on pro forma combined financial information pursuant to the Listing Rules**" issued by the Auditing Practices Board in the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma combined financial information with the directors of the Company.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a) the pro forma combined financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Part XI—Summary of the Transaction Documents

The following contracts have been or will be entered into in order to implement the Transaction and are, or may be, material.

1. The Merger Agreement

1.1 SABMiller entered into an agreement and plan of merger with Racetrack, BevCo LLC and BevCo on 18 July 2005, under which the parties have agreed to merge BevCo with and into Racetrack in consideration for the issue by SABMiller to BevCo LLC of the New SABMiller Shares. BevCo indirectly owns 71.77% of the outstanding shares in Bavaria. The New SABMiller Shares will represent an economic interest of approximately 15.04% in SABMiller, and will rank *pari passu* in all respects with all existing Ordinary Shares, including for all dividends declared or paid on the Ordinary Shares by reference to a record date on or after completion of the Merger.

1.2 The Merger will be structured as follows:

(a) SABMiller has incorporated a wholly-owned subsidiary, Racetrack, under the laws of Delaware, US;

(b) if SABMiller's shareholders approve the Transaction, and provided the conditions described in paragraph 1.3 below are satisfied at that time, Completion will take place on the third business day following shareholder approval, when BevCo and Racetrack will execute and file a certificate of merger with the office of the Secretary of State of the State of Delaware for the purposes of merging BevCo with and into Racetrack, which will be the surviving company;

(c) upon Admission becoming effective, BevCo will automatically be merged into Racetrack and will become a wholly-owned subsidiary of SABMiller; and

(d) SABMiller will, in accordance with its Memorandum and Articles and the Companies Act, allot and issue the New SABMiller Shares to BevCo LLC.

1.3 Completion is conditional upon:

(a) the giving of the necessary approvals by shareholders at the Extraordinary General Meeting;

(b) Admission of the New SABMiller Shares to be issued to BevCo LLC;

(c) subject to certain exceptions, no material adverse change having occurred in relation to BevCo or SABMiller since the date of the Merger Agreement;

(d) neither SABMiller nor BevCo LLC becoming aware of any breach of the warranties given by the other that would result, subject to certain exceptions, in a material adverse change to the BevCo business or the SABMiller business respectively;

(e) each of BevCo LLC, BevCo and SABMiller having complied with the covenants to be performed by it prior to Completion except for any non-compliance which has not resulted, subject to certain exceptions, in a material adverse change to the BevCo business or the SABMiller business respectively; and

(f) there being no injunction, restraining order or decree of any governmental entity of competent jurisdiction in effect that prohibits the Merger which, if not complied with, would reasonably be expected to result in, subject to certain exceptions, a material adverse change with respect to BevCo or SABMiller.

1.4 If Completion has not occurred by 31 March 2006, either BevCo LLC or SABMiller would have the right to terminate the Merger Agreement, unless Completion has not occurred because of a breach of the Merger Agreement by the party seeking to terminate.

1.5 The parties have agreed to ensure that between the date of the Merger Agreement and Completion, their respective businesses will be operated in the ordinary course in compliance in all material respects with all applicable laws, and that certain actions will not be taken without the consent of the other, not to be unreasonably withheld. Amongst other things, SABMiller has agreed not to make any non-cash acquisitions with a value in excess of US$1 billion without BevCo LLC's consent (which may not be unreasonably withheld).

1.6 BevCo LLC has given certain customary representations, warranties and indemnities to SABMiller, a number of which will be repeated at Completion. These include warranties in respect of title to the shares held in Bavaria and its subsidiaries, accounts, assets, intellectual property, insurance, material contracts, real property, environmental matters, employees and benefits, permits, litigation and tax matters. BevCo LLC has also given certain indemnities to SABMiller including in relation to the level of Bavaria's net debt and working capital as at 30 June 2005, and in relation to any liability which Bavaria may have in relation to any obligations or liabilities of BevCo LLC or any of BevCo LLC's related entities, including any liability that Bavaria may have under a guarantee provided by Bavaria in respect of certain obligations of Valorem S.A. (an entity created to hold all of Bavaria's non-beverage subsidiaries and spun-off in 1997) to Aerovías Nacionales de Colombia S.A. ("Avianca") in connection with a restructuring of Avianca. The maximum potential liability of BevCo LLC in respect of all warranty claims under the Merger Agreement is limited to US$600,000,000, other than in respect of the warranties relating to title to the shares in Bavaria and the authority and capacity of BevCo LLC, for which the limit is US$3,500,000,000.

1.7 SABMiller has given certain customary representations and warranties to BevCo LLC, certain of which warranties will be repeated at Completion, although these are less extensive than the warranties given by BevCo LLC to SABMiller. The maximum potential liability of SABMiller in respect of any warranty claim under the Merger Agreement is limited to US$600,000,000, other than in respect of the warranties relating to the shares in Racetrack and the authority and capacity of SABMiller, for which the limit is US$3,500,000,000.

1.8 The warranties will expire on 31 December 2006 or, if later, one year after Completion except for the warranties in relation to tax matters which will expire 6 months after the expiry of the relevant statutory limitation period. Any amounts due by BevCo LLC to SABMiller in relation to a warranty or an indemnity claim may be satisfied at BevCo LLC's election either in cash or by delivery by BevCo LLC of SABMiller Ordinary Shares or a combination of the two. Similarly, any amounts due by SABMiller to BevCo LLC in relation to a warranty or an indemnity claim may be satisfied at SABMiller's election either in cash or by the issue to BevCo LLC of additional SABMiller Ordinary Shares or a combination of the two.

1.9 If the Merger Agreement is terminated by either BevCo LLC or SABMiller as a result of SABMiller's shareholders failing to approve the Transaction, SABMiller has agreed to pay to BevCo LLC:

(a) up to US$20,000,000 as reimbursement for BevCo LLC's and its affiliates' fees and expenses of the Transaction; and

(b) US$100,000,000 (less any amount paid under (a)) if:

(i) at or prior to the Extraordinary General Meeting an Alternative Proposal shall have been publicly announced or otherwise made known to SABMiller; or

(ii) if the Board withdraws or modifies (or proposes to do withdraw or modify) its recommendation to shareholders to vote to approve the Transaction.

For these purposes an "**Alternative Proposal**" means:

(c) any "Offer" (as defined in the City Code) for the share capital of SABMiller; or

(d) any proposed merger, reorganisation, share exchange, tender offer, exchange offer, consolidation, business combination, recapitalisation, liquidation, dissolution, joint venture or similar transaction involving SABMiller or any of its Material Subsidiaries (as defined in the Merger Agreement) which is conditioned upon the Merger not being consummated.

2. The BevCo LLC Relationship Agreement

SABMiller and BevCo LLC have agreed to enter into the BevCo LLC Relationship Agreement at Completion to regulate certain aspects of the relationship between SABMiller and BevCo LLC. A summary of the material terms of the BevCo LLC Relationship Agreement is set out below.

2.1 The parties agree that all transactions and relationships between (i) BevCo LLC and its affiliates and (ii) SABMiller and its group members will be at arm's length and on normal commercial terms.

2.2 From Completion until the fifth anniversary of the date of the BevCo LLC Relationship Agreement, BevCo LLC will be entitled to nominate from time to time by notice in writing to SABMiller up to two individuals for appointment to the office of non-executive Director unless prior to such fifth anniversary (i) BevCo LLC (or any of its affiliates) has disposed of any of the Ordinary Shares held by BevCo LLC at the date of the BevCo LLC Relationship Agreement (subject to limited exceptions) and (ii) immediately after giving effect to such disposition the Voting Shareholding of BevCo LLC (and all its affiliates in the aggregate) shall be:

(a) less than 12.5% but equal to or greater than 7.5%, in which case BevCo LLC shall be entitled to nominate not more than one non-executive Director; or

(b) less than 7.5%, in which case BevCo LLC shall no longer be entitled to nominate any individual for appointment as a non-executive Director.

2.3 After the fifth anniversary of the date of the BevCo LLC Relationship Agreement, BevCo LLC shall be entitled to nominate from time to time by notice in writing to SABMiller:

(a) up to two non-executive Directors for so long as the Voting Shareholding of BevCo LLC (and all its affiliates in the aggregate) amounts to at least 12.5%;

(b) up to one non-executive Director for so long as the Voting Shareholding of BevCo LLC (and all its affiliates in the aggregate) amounts to less than 12.5% but at least 7.5%; and

(c) no non-executive Directors if the Voting Shareholding of BevCo LLC (and all its affiliates in the aggregate) amounts to less than 7.5%.

2.4 For so long as BevCo LLC has the right to nominate at least one non-executive Director, SABMiller will procure that:

(a) one BevCo LLC-nominated Director shall, if BevCo LLC requires, be permitted to attend as an observer at meetings of the Remuneration Committee of the Board and the Audit Committee of the Board to the extent that such committees continue to be established;

(b) one BevCo LLC-nominated Director shall, if BevCo LLC requires, be appointed as a member of the Nomination Committee of the Board to the extent that such committee continues to be established and such membership is not prohibited by the Combined Code;

(c) one BevCo LLC-nominated Director shall, if BevCo LLC requires, be appointed as a member of the Corporate Accountability and Risk Assurance Committee of the Board to the extent that such committee continues to be established and such membership is not prohibited by the Combined Code; and

(d) one BevCo LLC-nominated Director shall, if BevCo LLC requires, be appointed as a member of any other key committee of, or including, non-executive Directors established by the Board from time to time, unless such appointment is prohibited by the Combined Code in which case such director shall only attend as an observer at meetings of any such committees.

2.5 Subject to certain exceptions, BevCo LLC has undertaken to SABMiller that, for so long as BevCo LLC has the right to nominate a non-executive Director, it will not, and will procure that none of its affiliates shall, without SABMiller's prior approval, enter into any agreement, arrangement or understanding, or do or omit to do any act, as a result of which BevCo LLC or an affiliate of BevCo LLC or any person acting in concert with any of them shall become obliged or required to make any mandatory offer to acquire any Ordinary Shares.

2.6 Subject to certain exceptions, BevCo LLC and its affiliates shall not, prior to the fifth anniversary of the date of the BevCo LLC Relationship Agreement, dispose of or (other than in favour of financial institutions in certain circumstances) charge any Ordinary Shares, unless a third party has made a takeover offer for SABMiller subject to and in accordance with the provisions of the City Code and either:

(a) any such offer has been recommended (or not opposed) by the Board; or

(b) any such offer has been accepted by a sufficient number of holders of Ordinary Shares such that the third party either holds or has received acceptances in respect of more than 50% of those issued Ordinary Shares which are not then held by BevCo LLC or its affiliates, or by the Directors, or by any other non-portfolio shareholder of SABMiller holding more than 10% of the issued Ordinary Shares and such offer is not, or has ceased to be, subject to any conditions other than as to acceptances.

The exceptions include, among others:

(c) transfers between BevCo LLC and its affiliates;

(d) at any time after the second anniversary of the date of the BevCo LLC Relationship Agreement disposals of in the aggregate during any rolling twelve month period not more than 20% of the number of Ordinary Shares held by BevCo at the date of the BevCo LLC Relationship Agreement (such sales to be effected in accordance with the Orderly Market Arrangements);

(e) at any time after the second anniversary of the date of the BevCo LLC Relationship Agreement if the Board of SABMiller proposes to recommend to SABMiller's shareholders a transaction requiring the approval of the shareholders of SABMiller under Chapter 10 of the Listing Rules which no BevCo LLC-nominated Director has voted for, and if the transaction would result in the dilution of BevCo LLC's Economic Interest in SABMiller to below 10%, any disposals of Ordinary Shares following completion of that transaction (such disposals to be effected in accordance with the Orderly Market Arrangements);

(f) at any time, if SABMiller undertakes any new business activity which is not a beverages business or a related business and which has a value of more than US$2 billion, any disposals of Ordinary Shares (such disposals to be effected in accordance with the Orderly Market Arrangements);

(g) at any time, disposals of shares to permit BevCo LLC to satisfy indemnity claims under the Merger;

(h) at any time, if SABMiller undertakes any transaction or corporate finance activity and, as a consequence of that transaction or corporate finance activity, SABMiller's corporate Rating for long term unsecured debt is downgraded to below Investment Grade by a Rating Agency and not restored to above Investment Grade within 2 months from the date of announcement of such downgrade, any disposals of Ordinary Shares (such disposals to be effected in accordance with the Orderly Market Arrangements).

2.7 The lock up provisions in the BevCo LLC Relationship Agreement, together with the proposed changes to the Articles of Association, may give rise to a deemed concert party between BevCo LLC and its affiliates on the one hand and SABMiller and the Board of SABMiller and persons connected with them on the other hand for the purposes of the City Code. Accordingly, the BevCo LLC Relationship Agreement provides that if circumstances arise where any interest in shares in SABMiller is acquired by SABMiller or persons connected with SABMiller, such that (when taken together with the shares in SABMiller in which SABMiller and persons connected with SABMiller are then interested aggregated with the shares in SABMiller then held by BevCo LLC and its affiliates) the aggregate Voting Shareholding of all those persons exceeds 29.99%, the lock up restrictions described above will cease to apply. There is no formal or informal agreement or relationship existing between Altria and the Santo Domingo Group in relation to SABMiller. BevCo LLC has also undertaken in the BevCo LLC Relationship Agreement not to enter into any agreement or undertaking (whether formal or informal) with any party as a result of which BevCo LLC or its affiliates, or any person acting in concert with BevCo LLC or its affiliates, will become obliged to make any mandatory offer for SABMiller or shall become, or shall be deemed to be, acting in concert.

2.8 BevCo LLC may dispose of or charge any Ordinary Shares on or after the fifth anniversary of the date of the BevCo LLC Relationship Agreement, but any disposal must be in accordance with the Orderly Market Arrangements.

2.9 For a period of five years from the date of the BevCo LLC Relationship Agreement if SABMiller determines to issue any Ordinary Shares for cash, it shall, for so long as BevCo LLC retains and has not disposed of at least 50% of the number of Ordinary Shares held by BevCo LLC at the date of the BevCo LLC Relationship Agreement, offer to BevCo LLC the right to subscribe, on no less favourable terms than to others to whom such Ordinary Shares are offered for subscription, for such number of those Ordinary Shares as is equal to BevCo LLC's direct or indirect percentage ownership of Ordinary Shares immediately prior to such issue.

2.10 Subject to certain exceptions BevCo LLC and its affiliates shall not:

(a) for the period ending on the termination of the BevCo LLC Relationship Agreement (the "**Restricted Period**"), engage in any beer or other alcoholic beverages business which competes with SABMiller's beer business (a "**Competing Business**") in the territories where SABMiller's beer business is conducted at the date of the BevCo LLC Relationship Agreement (the "**Restricted Territory**") other than as a shareholder in SABMiller; or

(b) during the Restricted Period, hold or acquire any interest in any undertaking which is engaged in any Competing Business within the Restricted Territory.

2.11 The foregoing provisions in the BevCo LLC Relationship Agreement will continue in full force and effect for so long as BevCo LLC and its affiliates have the right to nominate at least one non-executive Director.

3. Minority Interests

Pursuant to the Merger Agreement, SABMiller has entered into a number of agreements, or has undertaken to make a number of offers, to acquire for cash, directly or through one or more subsidiaries, certain shares in a number of the subsidiaries of BevCo which are not owned, directly or indirectly, by BevCo at Completion (collectively, the "**Minority Transactions**"). There is no guarantee or certainty that the Minority Transactions will be completed in full. Even if the Minority Transactions are not completed in full, the BevCo Group will continue to control the relevant entities as before. Details of the Minority Transactions are set out in the following paragraphs.

3.1 *Colombia*

Within 45 business days of Completion, SABMiller, either directly or through a subsidiary, will make a public tender offer (the "**Colombian Minority Offer**") for all of the outstanding shares in Bavaria not then held directly or indirectly by BevCo at a cash price of US$19.48 per share. Assuming full acceptance of the Colombian Minority Offer, the total cash requirement will be approximately US$1.4 billion. Certain shareholders in Bavaria, including the International Finance Corporation and certain affiliates of the Santo Domingo Group have entered into tender agreements pursuant to which they have agreed to accept the Colombian Minority Offer in respect of their shareholdings representing in aggregate a total of 4.62% of the shares in Bavaria.

In addition to the Colombian Minority Offer, SABMiller will be required by Colombian securities law to make a tender offer for all of the outstanding shares in Bavaria if requested to do so by any Bavaria shareholder within six months following Completion. Any such offer would be required to be made at fair value as determined by an independent investment bank.

SABMiller has also agreed to acquire indirectly following Completion of the Merger the outstanding 31.2% minority interest in Leona, a subsidiary of Bavaria in Colombia, for US$176 million in cash. SABMiller has also agreed to acquire following Completion, for an aggregate purchase price of US$20 million, minority interests representing 2.74% of a subsidiary of BevCo which is indirectly controlled as to more than 97% by BevCo.

3.2 *Peru*

Bavaria owns approximately 79.7% of the class A voting stock of Backus, Bavaria's principal subsidiary in Peru.

SABMiller will be required by Peruvian securities law to make mandatory tender offers for all of the outstanding class A voting stock in Backus and its listed subsidiaries and affiliates within three months following Completion. These offers will be required to be made at not less than the fair value as determined by an independent investment bank.

SABMiller has entered into a tender agreement with Cheswick Commercial S.A. ("**Cheswick**"), which holds approximately 20% of the class A voting stock in Backus, pursuant to which SABMiller has agreed to effect a cash offer within 45 business days following Completion to acquire Cheswick's shareholding in Backus at a price of US$27.00 per Backus share (adjusted to US$25.35 to reflect a recent recapitalisation of Backus). The cash requirement for the acquisition of the class A voting stock in Backus held by Cheswick will be US$470 million.

The total value of the minority voting shares in Backus, excluding the Cheswick stake, and of those in its listed subsidiaries and affiliates, was estimated at US$20 million at the date of announcement of the Transaction.

3.3 *Ecuador*

Following Completion, SABMiller, either directly or indirectly through a subsidiary, also has agreed to in due course to effect public tender offers for all of the outstanding ordinary shares of both Bavaria's listed subsidiaries in Ecuador, Cervecería Andina S.A. and Compañía de Cervezas Nacionales C.A., which are not owned by Bavaria. The price at which these offers will be made and their timing has yet to be determined.

3.4 *Outstanding minority interests*

Assuming that the Minority Transactions are completed in full, minority interests will remain outstanding in certain members of the BevCo Group. Principally, these will consist of minority economic interests of approximately 43% in Backus (Peru) and 8.4% in Cervecería National (Panama).

4. Irrevocable undertaking to vote in favour of the special resolution to approve the Transaction

Altria, SABMiller's largest single shareholder, which as at the date of this document owns Ordinary Shares and Convertible Participating Shares representing approximately 24.99% of the voting rights in SABMiller, has entered into an irrevocable undertaking with SABMiller dated 26 July 2005 in the following terms:

(a) provided that there are no material variations to the terms of the Transaction, Altria will cast the votes attaching to any Ordinary Shares and Convertible Participating Shares in SABMiller which are at the record date for the Extraordinary General Meeting registered in Altria's name in favour of the resolutions to approve the Transaction;

(b) if Altria effects a sale or other transfer in a privately negotiated transaction of any Ordinary Shares or Convertible Participating Shares before the Extraordinary General Meeting, Altria will, as a condition to such transfer or sale, require that the buyer of the shares signs an undertaking on substantially the same terms (including an undertaking to impose a similar condition on any subsequent buyer in a privately negotiated transaction);

(c) SABMiller has agreed, as a condition to Altria's willingness to enter into the undertaking, to recommend to its shareholders and use all reasonable best efforts to procure, at the Extraordinary General Meeting, that its shareholders approve a resolution to amend the Altria Relationship Agreement in the manner described in paragraph 5 below. If the resolution to approve the amendment is not passed, Altria will not be bound to vote in favour of the resolutions to approve the Transaction, but if Altria does nonetheless vote in favour of the resolutions to approve the Transaction, SABMiller will use all reasonable efforts to obtain approval of the amendment to the Altria Relationship Agreement at the next meeting of SABMiller shareholders.

5. Amendment to the Altria Relationship Agreement

The proposed amendments to the Altria Relationship Agreement are that:

(a) Altria's rights to nominate non-executive directors for appointment to the Board will be revised as follows:

(i) for so long as (a) BevCo LLC is entitled to nominate two directors for appointment to the Board pursuant to the BevCo LLC Relationship Agreement as described in

paragraph 2.2 above, and (b) Altria retains all and has not sold any of the Convertible Preference Shares and Ordinary Shares (other than to convert one class of shares into the other class) held by Altria at the date of entry into the amended Altria Relationship Agreement, Altria shall have the right to nominate three non-executive directors for appointment to the Board; and

(ii) at the time that Altria's right in (i) expires, Altria's right to nominate directors for appointment to the Board shall be as set out in the current Altria Relationship Agreement, which provides in clause 5.1(a) that for so long as Altria has an Economic Interest of 25% or more Altria will be entitled to nominate up to three non-executive directors for appointment to the Board, but the required minimum Economic Interest in clause 5.1(b) of the Altria Relationship Agreement (being the level above which Altria retains the right to nominate two non-executive directors for appointment to the Board) will be reduced from 20% to 12.5%, and the required minimum Economic Interest in clause 5.1(c) of the Altria Relationship Agreement (being the level above which Altria retains the right to nominate one non-executive director for appointment to the Board) will be reduced from 10% to 7.5%.

(b) With effect from Completion, Altria agrees to convert the maximum number of Convertible Participating Shares held by it into Ordinary Shares without regard to the existing 24.99% Maximum Voting Percentage (as defined in the Articles), but subject to a new definition of Maximum Voting Percentage which will mean 24.99% of the Voting Rights or such other percentage as may be agreed between Altria and the Board, not exceeding such percentage of the total Voting Rights at the relevant time, calculated (in the case of the Convertible Participating Shares) on the basis of one-tenth of a vote for every Convertible Participating Share, as would, in the event of Altria subsequently acquiring one additional Ordinary Share, result in Altria being required to make a mandatory offer for SABMiller under Rule 9 of the City Code.

(c) Conforming changes will be made to the Altria Relationship Agreement to implement the changes described in paragraphs (a) and (b) above, and at the same time, the opportunity is being taken to make a number of other changes to the Altria Relationship Agreement to remove a number of provisions (including the lock up and standstill provisions) which have expired in accordance with their terms.

(d) Following Completion, assuming full conversion of all of Altria's Convertible Participating Shares into Ordinary Shares, Altria will hold 430,000,000 Ordinary Shares, representing 28.8% of the enlarged issued Ordinary Share capital of SABMiller.

Part XII—Additional Information

1. Responsibility

The Directors, whose names appear on page 5 of this document, and SABMiller accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and SABMiller (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation, registered office, head office and principal objects

2.1 SABMiller was incorporated and registered in England and Wales with registered number 3528416 on 17 March 1998 as a public limited company under the Companies Act with the name Blastaway 2000 plc with an infinite life. Its name was changed to South African Breweries plc on 9 December 1998 and to SABMiller plc on 9 July 2002. On 9 February 1999, a certificate to do business was granted to SABMiller under section 117 of the Companies Act. The registered office of SABMiller is at SABMiller House, Church Street West, Woking, Surrey GU21 6HS England and its telephone number is (+44) (0) 1483 264000. The head office of SABMiller is at One Stanhope Gate, London W1K 1AF England and its telephone number is (+44) (0) 20 7659 0100.

2.2 The Memorandum of Association was adopted on 8 February 1999. SABMiller's principal objects are to (i) carry on the business of a holding company; (ii) carry on all kinds of commercial, industrial, trading and financial operations and enterprises; and (iii) carry on any business, trade or activity of any nature whatsoever which may seem to the Directors to be capable of being conveniently or advantageously carried on in connection or conjunction with any business of SABMiller or to be expedient with a view directly or indirectly to enhancing the value of or to rendering profitable or more profitable any of SABMiller's assets or utilising its skills, know-how or expertise. The objects of SABMiller are set out in full in clause 4 of the Memorandum of Association, which is available for inspection at the address specified in paragraph 34 below.

3. Share capital of SABMiller

3.1 Share Capital—General

On incorporation the authorised share capital of SABMiller was £50,000 divided into 50,000 ordinary shares of £1 each (the "**Sterling Ordinary Shares**") of which two were issued for cash at par to the subscribers to the Memorandum of Association. On 8 February 1999, 49,998 Sterling Ordinary Shares were allotted at par to SAB Limited against an undertaking to pay cash, which payment was subsequently made, in order to enable SABMiller to obtain a certificate to do business under section 117 of the Companies Act. On 8 February 1999, the authorised share capital of SABMiller was increased from £50,000 to US$200,000,000 and £50,000 by the creation of 2,000,000,000 Ordinary Shares of US$0.10 each. At the same time the 50,000 Sterling Ordinary Shares were redesignated as 50,000 Deferred Shares of £1 each, the rights of which are set out in the Articles and summarised in paragraph 6 below. At the same time, two Ordinary Shares were allotted at par to SAB Limited and its nominee. The two Ordinary Shares were subsequently distributed to shareholders of SAB Limited. The 50,000 Deferred Shares are owned by J.P. Morgan plc.

On 1 July 2002, the authorised share capital of SABMiller was further increased from £50,000 and US$200,000,000 to £50,000 and US$1,007,736,833.80 by the creation of 7,077,368,338 Ordinary Shares of US$0.10 each and the creation of 1,000,000,000 Convertible Participating Shares of US$0.10 each, the rights of which are set out in the Articles and summarised in paragraph 6 below. At the same time, the 77,368,338 Ordinary Shares registered in the name of Safari Limited were redesignated as

77,368,338 Non-voting Convertible Shares of US$0.10 each, the rights of which are set out in the Articles and summarised in paragraph 6 below. On 18 February 2005, 27,640,206 of the Convertible Participating Shares registered in the name of Altria were redesignated as 27,640,206 Ordinary Shares of US$0.10 each, the rights of which are set out in the Articles and summarised in paragraph 6 below.

The ISIN of the Ordinary Shares is GB004835483.

3.2 **Changes to the share capital**

(a) By and pursuant to resolutions passed (in the case of (i) as an ordinary resolution and in the case of (ii) as a special resolution) at the annual general meeting of SABMiller on 30 July 2001:

(i) the powers conferred by Article 12(b) of SABMiller's articles of association in respect of relevant securities (within the meaning of section 80 of the Companies Act) were applied and made exercisable (unless previously renewed, varied or revoked by SABMiller in general meeting) for a period commencing on the date of the passing of the resolution and expiring on 30 July 2006 in respect of a nominal amount of US$25,833,312; and

(ii) the powers conferred by Article 12 of SABMiller's articles of association in respect of equity securities (within the meaning of section 89 of the Companies Act) were applied and made exercisable (unless previously renewed, varied or revoked by SABMiller in general meeting) for a period commencing on the date of the passing of the resolution and expiring on 30 July 2006 in respect of a nominal amount of US$3,874,996;

(b) by and pursuant to resolutions passed as special resolutions at the extraordinary general meeting of SABMiller on 1 July 2002:

(i) subject to and in accordance with Article 12(b) of SABMiller's articles of association and section 80 of the Companies Act, the powers conferred by Article 12(b) in respect of relevant securities were applied and made exercisable (unless previously renewed, varied or revoked by SABMiller in general meeting) for a period commencing on the date of the passing of the resolution and expiring on 30 June 2007 (the Section 80 Period for the purposes of Article 12(a)(iii)) in respect of a nominal amount of US$83,198,436 (the Section 80 Amount for the purposes of Article 12(a)(ii) for that Section 80 Period);

(ii) subject to and in accordance with Article 12(c) of SABMiller's articles of association and section 89 of the Companies Act, the powers conferred by Article 12(c) in respect of equity securities were applied and made exercisable (unless previously renewed, varied or revoked by SABMiller in general meeting) for the period commencing on the date of the passing of the resolution and expiring on 30 June 2007 (the Section 89 Period for the purposes of Article 12(a)(v)) in respect of a nominal amount of US$4,991,883 (the Section 89 Amount for the purposes of Article 12(a)(iv) for that Section 89 Period);

(iii) the Directors were generally and unconditionally authorised (in addition to the authorities granted pursuant to the resolution at (i) above) in accordance with section 80 of the Companies Act to exercise all the powers of SABMiller to allot relevant securities (as defined in Section 80(2) of the Companies Act) up to an aggregate nominal amount of US$500,000,000 for the purposes of satisfying any claims by Altria against SABMiller for breach of any warranties, indemnities or other terms of the Miller Merger Agreement, provided that this authority expires on the earlier of the conclusion of the 2007 Annual General Meeting and 30 June 2007, but the Directors may, in accordance with Section 80(7) of the

Companies Act, allot relevant securities under this authority pursuant to the Miller Merger Agreement notwithstanding that this authority may have expired; and

(iv) the Directors were empowered pursuant to section 95(1) of the Companies Act to allot equity securities (as defined in Section 94 of the Companies Act) for cash (as that expression is applied for the purposes of the Companies Act) pursuant to the authority granted to the Directors by the resolution at (iii) above as if section 89(1) of the Act did not apply to such allotment, provided that this power expires on the earlier of the conclusion of the 2007 Annual General Meeting and 30 June 2007, but the Directors may, in accordance with section 95(4) of the Companies Act, allot equity securities under this authority pursuant to the Merger Agreement notwithstanding that this authority may have expired;

(c) by and pursuant to a resolution passed as a special resolution at the Annual General Meeting of SABMiller on 30 July 2003, subject to and in accordance with Article 12(c) of SABMiller's articles of association and section 89 of the Companies Act, the powers conferred by Article 12(c) in respect of equity securities were applied and made exercisable (unless previously renewed, varied or revoked by SABMiller in general meeting) for the period commencing on the date of the passing of the resolution and expiring on 30 July 2008 (the Section 89 Period for the purposes of Article 12(a)(v)) in respect of a nominal amount of US$4,944,013 (the Section 89 Amount for the purposes of Article 12(a)(iv) for that Section 89 Period);

(d) by and pursuant to resolutions passed as ordinary resolutions of SABMiller at the annual general meeting of SABMiller on 29 July 2004:

(i) subject to and in accordance with Article 12(b) of the Articles and section 80 of the Companies Act, the powers conferred by Article 12(b) in respect of relevant securities were applied and made exercisable (unless previously reviewed, varied or revoked by SABMiller in general meeting) for a period commencing on the date of the passing of the resolution and expiring at the conclusion of the next Annual General Meeting of SABMiller or 29 October 2005 if earlier (the Section 80 Period for the purposes of Article 12(a)(iii)) in respect of a nominal amount of US$10,003,156 (the Section 80 Amount for the purposes of Article 12(a)(ii) for that Section 80 Period); and

(ii) subject to and in accordance with Article 12(c) of the Articles and section 89 of the Companies Act, the powers conferred by Article 12(c) in respect of equity securities were applied and made exercisable (unless previously renewed, varied or revoked by SABMiller in general meeting) for the period commencing on the date of the passing of the resolution and expiring at the conclusion of the next Annual General Meeting or 29 October 2005 if earlier (the Section 89 Period for the purposes of Article 12(a)(v)) in respect of a nominal amount of US$5,001,578 (the Section 89 Amount for the purposes of Article 12(a)(iv) for that Section 89 Period);

(e) by and pursuant to a resolution passed as a special resolution at the Annual General Meeting of SABMiller on 29 July 2004 subject to and in accordance with Article 12(c) of the Articles and section 89 of the Companies Act, the powers conferred by Article 12(c) in respect of equity securities were applied and made exercisable (unless previously renewed, varied or revoked by SABMiller in general meeting) for the period commencing on the date of the passing of the resolution and expiring at the conclusion of the next Annual General Meeting of SABMiller or 29 October 2005 if earlier (the Section 89 Period for the purposes of Article 12(a)(v)) in respect of a nominal amount of US$5,002,664 (the Section 89 Amount for the purposes of Article 12(a)(iv) for that Section 89 Period);

(f) by and pursuant to resolutions passed as special resolutions at the Annual General Meeting of SABMiller on 28 July 2005:

(i) subject to and in accordance with Article 12(b) the powers conferred by Article 12(b) in respect of relevant securities shall apply and be exercisable (unless previously reviewed, varied or revoked by SABMiller, in general meeting) for a period commencing on the date of the passing of this resolution and expiring at the conclusion of the next Annual General Meeting of SABMiller or 28 October 2006 if earlier (which shall be the Section 80 Period for the purposes of Article 12(a)(iii)) in respect of a total nominal amount of US$5,509,290 (which shall be the Section 80 Amount for the purposes of Article 12(a)(ii) for that Section 80 Period);

(ii) subject to and in accordance with Article 12(c) of the Articles and section 89 of the Companies Act, the powers conferred by Article 12(c) in respect of equity securities were applied and made exercisable (unless previously renewed, varied or revoked by SABMiller in general meeting) for the period commencing on the date of the passing of the resolution and expiring at the conclusion of the next Annual General Meeting of SABMiller or 28 October 2005 if earlier (the Section 89 Period for the purposes of Article 12(a)(v)) in respect of a nominal amount of US$5,009,290 (the Section 89 Amount for the purposes of Article 12(a)(iv) for that Section 89 Period); and

(iii) SABMiller was unconditionally and generally authorised to make market purchases (as defined in section 163(3) of the Companies Act) of Ordinary Shares, subject to the UKLA's Listing Rules, provided that:

(1) the maximum number of Ordinary Shares authorised to be purchased was 110,185,798 representing 10% of the pre issued Ordinary Share capital in SABMiller as at 28 May 2005;

(2) the minimum price, exclusive of expenses, which could be paid for each such Ordinary Share was US$0.10;

(3) the maximum price, exclusive of expenses, which could be paid for each such Ordinary Share was an amount equal to not more than 105% of the average of the market value of such share as derived from the Official List of the London Stock Exchange plc for the five business days immediately preceding the date on which the share was contracted to be purchased;

(4) unless previously renewed, varied or revoked, the authority conferred expires at the conclusion of the next Annual General Meeting of SABMiller or 28 October 2006 if earlier; and

(5) SABMiller may make a contract to purchase its own shares under the authority conferred prior to the expiry of such authority which will or may be executed wholly or partly at the expiry of such authority, and may make a purchase of its own shares in pursuance of any such contract;

(g) Since 1 April 2002, SABMiller has made the following allotments of shares:

Number and class of shares allotted	Purchase price per share (US$)*	Date or period of allotment
30,000 Ordinary Shares.................	5.51	31.05.2002
40,000 Ordinary Shares.................	5.47	31.05.2002
10,000 Ordinary Shares.................	5.15	05.06.2002
25,000 Ordinary Shares.................	4.89	05.06.2002
17,500 Ordinary Shares.................	4.64	06.06.2002

Number and class of shares allotted	Purchase price per share (US$)*	Date or period of allotment
10,000 Ordinary Shares.................	3.32	06.06.2002
10,000 Ordinary Shares.................	5.45	06.06.2002
1,500 Ordinary Shares...................	4.43	14.06.2002
100,000 Ordinary Shares...............	5.17	14.06.2002
5,000 Ordinary Shares...................	5.15	21.06.2002
234,948,770 Ordinary Shares.........	0.10	09.07.2002
195,051,230 Convertible Participating Shares......................	0.10	09.07.2002
15,000 Ordinary Shares.................	5.02	11.07.2002
16,000 Ordinary Shares.................	4.34	15.08.2002
10,000 Ordinary Shares.................	4.95	22.08.2002
23,872 Ordinary Shares.................	6.32	27.11.2002
10,000 Ordinary Shares.................	4.76	22.01.2003
10,000 Ordinary Shares.................	5.86	22.01.2003
20,000 Ordinary Shares.................	4.51	12.05.2003
40,000 Ordinary Shares.................	3.17	27.05.2003
100,000 Ordinary Shares...............	4.69	20.08.2003
30,000 Ordinary Shares.................	3.59	09.09.2003
1,153 Ordinary Shares...................	£6.15	09.09.2003
30,000 Ordinary Shares.................	4.46	15.09.2003
14,000 Ordinary Shares.................	4.46	15.09.2003
24,000 Ordinary Shares.................	4.41	16.09.2003
30,000 Ordinary Shares.................	4.44	17.09.2003
16,589 Ordinary Shares.................	7.93	04.11.2003
19,000 Ordinary Shares.................	7.39	04.11.2003
18,102 Ordinary Shares.................	7.88	12.11.2003
21,000 Ordinary Shares.................	7.35	12.11.2003
17,700 Ordinary Shares.................	7.81	13.11.2003
10,000 Ordinary Shares.................	7.02	20.11.2003
117,000 Ordinary Shares...............	4.97	20.11.2003
10,000 Ordinary Shares.................	7.07	21.11.2003
10,000 Ordinary Shares.................	7.82	27.11.2003
10,000 Ordinary Shares.................	7.19	27.11.2003
30,000 Ordinary Shares.................	8.31	27.11.2003
40,000 Ordinary Shares.................	5.38	28.11.2003
20,000 Ordinary Shares.................	5.13	01.12.2003
15,000 Ordinary Shares.................	7.87	02.12.2003
50,000 Ordinary Shares.................	7.24	02.12.2003
60,000 Ordinary Shares.................	7.58	02.12.2003
20,000 Ordinary Shares.................	8.66	04.12.2003
10,000 Ordinary Shares.................	7.86	12.12.2003
10,000 Ordinary Shares.................	7.57	12.12.2003
10,000 Ordinary Shares.................	7.58	18.12.2003
20,000 Ordinary Shares.................	7.97	02.01.2004
15,000 Ordinary Shares.................	6.97	02.01.2004
46,667 Ordinary Shares.................	7.57	07.01.2004
30,000 Ordinary Shares.................	7.37	08.01.2004
10,000 Ordinary Shares.................	7.48	09.01.2004
20,000 Ordinary Shares.................	7.88	09.01.2004
15,000 Ordinary Shares.................	6.88	09.01.2004
20,000 Ordinary Shares.................	6.44	15.01.2004
40,000 Ordinary Shares.................	6.33	16.01.2004

Number and class of shares allotted	Purchase price per share (US$)*	Date or period of allotment
20,000 Ordinary Shares..................	4.48	16.01.2004
40,000 Ordinary Shares..................	4.50	19.01.2004
60,000 Ordinary Shares..................	6.36	19.01.2004
25,000 Ordinary Shares..................	6.35	20.01.2004
53,350 Ordinary Shares..................	8.92	22.01.2004
10,000 Ordinary Shares..................	6.69	26.01.2004
10,000 Ordinary Shares..................	4.80	05.02.2004
15,000 Ordinary Shares..................	6.71	10.02.2004 to 17.02.2004
14,000 Ordinary Shares..................	6.67	10.02.2004 to 17.02.2004
14,000 Ordinary Shares..................	6.52	04.03.2004
10,000 Ordinary Shares..................	6.87	11.03.2004
76,438 Ordinary Shares..................	7.35	12.03.2004
30,000 Ordinary Shares..................	8.00	19.03.2004
15,000 Ordinary Shares..................	6.92	19.03.2004
21,500 Ordinary Shares..................	6.98	19.03.2004
78,500 Ordinary Shares..................	6.98	19.03.2004
29,069 Ordinary Shares..................	9.29	14.04.2004
35,714 Ordinary Shares..................	10.27	14.04.2004
7,374 Ordinary Shares....................	8.24	20.04.2004
30,237 Ordinary Shares..................	8.48	06.05.2004
39,641 Ordinary Shares..................	7.19	06.05.2004
69,560 Ordinary Shares..................	9.98	06.05.2004
5,586 Ordinary Shares....................	9.39	06.05.2004
20,000 Ordinary Shares..................	7.92	20.05.2004
20,000 Ordinary Shares..................	7.03	20.05.2004
20,000 Ordinary Shares..................	4.82	20.05.2004
20,000 Ordinary Shares..................	7.80	20.05.2004
5,000 Ordinary Shares....................	6.81	20.05.2004
14,000 Ordinary Shares..................	4.85	21.05.2004
66,000 Ordinary Shares..................	6.85	21.05.2004
16,000 Ordinary Shares..................	7.97	21.05.2004
10,000 Ordinary Shares..................	8.74	21.05.2004
30,000 Ordinary Shares..................	7.56	21.05.2004
20,000 Ordinary Shares..................	7.91	24.05.2004
10,000 Ordinary Shares..................	6.92	24.05.2004
30,000 Ordinary Shares..................	4.89	24.05.2004
111,498 Ordinary Shares................	9.34	26.05.2004
10,000 Ordinary Shares..................	8.09	26.05.2004
10,000 Ordinary Shares..................	7.69	26.05.2004
10,000 Ordinary Shares..................	7.11	28.05.2004 to 01.06.2004
10,000 Ordinary Shares..................	7.14	28.05.2004 to 01.06.2004
10,000 Ordinary Shares..................	6.98	01.06.2004
5,586 Ordinary Shares....................	9.82	03.06.2004
22,218 Ordinary Shares..................	8.87	03.06.2004
31,201 Ordinary Shares..................	7.52	03.06.2004
27,361 Ordinary Shares..................	9.44	03.06.2004
20,000 Ordinary Shares..................	7.18	03.06.2004 to 04.06.2004
30,000 Ordinary Shares..................	8.53	03.06.2004 to 04.06.2004
20,000 Ordinary Shares..................	7.16	03.06.2004 to 04.06.2004
26,666 Ordinary Shares..................	7.60	04.06.2004
17,843 Ordinary Shares..................	7.52	07.06.2004
34,304 Ordinary Shares..................	7.52	09.06.2004

Number and class of shares allotted	Purchase price per share (US$)*	Date or period of allotment
76,165 Ordinary Shares	9.44	09.06.2004
12,180 Ordinary Shares	9.40	09.06.2004
12,617 Ordinary Shares	7.52	10.06.2004
12,090 Ordinary Shares	9.44	10.06.2004
70,000 Ordinary Shares	7.69	11.06.2004
10,900 Ordinary Shares	9.39	11.06.2004
30,000 Ordinary Shares	8.07	14.06.2004
55,000 Ordinary Shares	7.05	14.06.2004
10,000 Ordinary Shares	8.20	14.06.2004
85,341 Ordinary Shares	7.39	14.06.2004
6,691 Ordinary Shares	7.39	15.06.2004
484 Ordinary Shares	9.28	15.06.2004
4,845 Ordinary Shares	9.28	15.06.2004
3,900 Ordinary Shares	10.44	15.06.2004
5,700 Ordinary Shares	7.60	15.06.2004
30,401 Ordinary Shares	7.52	15.06.2004
4,118 Ordinary Shares	9.34	15.06.2004
10,996 Ordinary Shares	9.46	16.06.2004
42,174 Ordinary Shares	7.52	16.06.2004
52,536 Ordinary Shares	9.44	16.06.2004
5,802 Ordinary Shares	9.35	18.06.2004
4,700 Ordinary Shares	9.34	18.06.2004
10,000 Ordinary Shares	7.61	18.06.2004
10,000 Ordinary Shares	7.26	18.06.2004
20,000 Ordinary Shares	8.44	18.06.2004
10,000 Ordinary Shares	8.31	18.06.2004
10,900 Ordinary Shares	9.34	21.06.2004
7,900 Ordinary Shares	9.44	28.06.2004
10,000 Ordinary Shares	5.23	28.06.2004
6,818 Ordinary Shares	4.11	28.06.2004
20,000 Ordinary Shares	8.70	29.06.2004
10,000 Ordinary Shares	5.30	29.06.2004
20,000 Ordinary Shares	8.21	29.06.2004
11,948 Ordinary Shares	7.48	30.06.2004
12,673 Ordinary Shares	7.48	01.07.2004 to 02.07.2004
6,000 Ordinary Shares	9.39	01.07.2004 to 02.07.2004
24,833 Ordinary Shares	7.57	02.07.2004
30,000 Ordinary Shares	7.61	07.07.2004
20,000 Ordinary Shares	1. 10,000 @ 8.89 2. 10,000 @ 7.64	12.07.2004
50,000 Ordinary Shares	7.25	14.07.2004
10,000 Ordinary Shares	7.25	14.07.2004
20,000 Ordinary Shares	7.60	14.07.2004
14,166 Ordinary Shares	4.1575	21.07.2004 to 26.07.2004
13,500 Ordinary Shares	1. 7,000 @ 7.57 2. 2,500 @ 11.05 3. 1,500 @ 11.07 4. 2,500 @ 10.87	21.07.2004 to 26.07.2004
3,200 Ordinary Shares	9.39	30.07.2004
34,400 Ordinary Shares	1. 30,000 @ 7.61 2. 4,400 @ 9.44	04.08.2004 to 18.08.2004

Number and class of shares allotted	Purchase price per share (US$)*	Date or period of allotment
90,000 Ordinary Shares	1. 50,000 @ 6.13	04.08.2004 to 18.08.2004
	2. 20,000 @ 7.71	
	3. 20,000 @ 7.10	
80,350 Ordinary Shares	1. 20,000 @ 5.97	23.08.2004 to 27.08.2004
	2. 30,000 @ 7.28	
	3. 10,000 @ 6.97	
	4. 5,850 @ 8.48	
	5. 10,000 @ 10.07	
	6. 3,000 @ 10.09	
	7. 1,500 @ 9.39	
209,100 Ordinary Shares	1. 35,000 @ 7.54	01.09.2004 to 20.09.2004
	2. 50,000 @ 4.95	
	3. 10,000 @ 7.04	
	4. 40,000 @ 7.86	
	5. 5,700 @ 9.18	
	6. 10,000 @ 7.57	
	7. 10,000 @ 7.30	
	8. 10,000 @ 6.97	
	9. 30,000 @ 7.91	
	10. 5,000 @ 7.71	
	11. 3,400 @ 9.23	
91,064 Ordinary Shares	1. 77,564 @ 10.27	08.09.2004 to 29.09.2004
	2. 13,500 @ 6.39	
85,000 Ordinary Shares	1. 10,000 @ 7.70	11.10.2004
	2. 20,000 @ 7.42	
	3. 20,000 @ 7.08	
	4. 10,000 @ 7.02	
	5. 15,000 @ 10.24	
	6. 10,000 @ 8.14	
10,086 Ordinary Shares	1. 5,586 @ 9.66	14.10.2004 to 15.10.2004
	2. 4,500 @ 12.18	
57,660 Ordinary Shares	£6.15	15.10.2004
30,000 Ordinary Shares	8.70	27.10.2004
115 Ordinary Shares	£6.15	09.11.2004
987,871 Ordinary Shares	£6.15	18.11.2004 to 01.12.2004
75,534 Ordinary Shares	£6.15	25.11.2004 to 02.12.2004
461,281 Ordinary Shares	£6.15	13.12.2004 to 14.12.2004
57,660 Ordinary Shares	£6.15	13.12.2004 to 14.12.2004
919,102 Ordinary Shares	£6.15	20.12.2004 to 21.12.2004
5,304 Ordinary Shares	£6.15	20.12.2004 to 21.12.2004
57,660 Ordinary Shares	£6.15	20.12.2004 to 21.12.2004
807,242 Ordinary Shares	£6.15	22.12.2004 to 23.12.2004
711,987 Ordinary Shares	£6.15	22.12.2004 to 23.12.2004
576,601 Ordinary Shares	£6.15	22.12.2004 to 23.12.2004
1,037,882 Ordinary Shares	£6.15	24.12.2004 to 29.12.2004
2,632,070 Ordinary Shares	£6.15	24.12.2004 to 29.12.2004
4,266,850 Ordinary Shares	£6.15	24.12.2004 to 29.12.2004
9,225 Ordinary Shares	£6.15	24.12.2004 to 29.12.2004
2,346,768 Ordinary Shares	£6.15	24.12.2004 to 29.12.2004
34,596 Ordinary Shares	£6.15	30.12.2004 to 31.12.2004
128,236 Ordinary Shares	£6.15	30.12.2004 to 31.12.2004
4,382 Ordinary Shares	£6.15	30.12.2004

Number and class of shares allotted	Purchase price per share (US$)*	Date or period of allotment
9,056,102 Ordinary Shares	£6.15	30.12.2004
2,306 Ordinary Shares	£6.15	30.12.2004
92,256 Ordinary Shares	£6.15	30.12.2004
184,512 Ordinary Shares	£6.15	30.12.2004
253,704 Ordinary Shares	£6.15	30.12.2004
2,564,146 Ordinary Shares	£6.15	30.12.2004
576,601 Ordinary Shares	£6.15	30.12.2004
3,459 Ordinary Shares	£6.15	30.12.2004
1,285,590 Ordinary Shares	£6.15	30.12.2004
1,412,672 Ordinary Shares	£6.15	30.12.2004
1,153,203 Ordinary Shares	£6.15	30.12.2004
10,921,523 Ordinary Shares	£6.15	30.12.2004
2,812,200 Ordinary Shares	£6.15	30.12.2004
5,766 Ordinary Shares	£6.15	30.12.2004
5,766 Ordinary Shares	£6.15	30.12.2004
739,200 Ordinary Shares	£6.15	30.12.2004
23,931,269 Ordinary Shares	£6.15	30.12.2004
576 Ordinary Shares	£6.15	30.12.2004
277,481 Ordinary Shares	1. 46,667 @ 7.82	03.01.2005 to 18.01.2005
	2. 20,000 @ 7.82	
	3. 18,482 @ 7.82	
	4. 168,166 @ 7.82	
	5. 14,166 @ 7.82	
	6. 10,000 @ 7.82	
93,500 Ordinary Shares	1. 2,000 @ 11.05	03.01.2005 to 18.01.2005
	2. 6,500 @ 9.29	
	3. 40,000 @ 7.16	
	4. 6,500 @ 9.34	
	5. 20,000 @ 8.13	
	6. 2,000 @ 9.31	
	7. 16,500 @ 5.80	
8,184 Ordinary Shares	1. 8,184 @ 7.82	03.01.2005 to 18.01.2005
2,000 Ordinary Shares	5.50	31.01.2005
46,500 Ordinary Shares	1. 20,000 @ 7.81	04.02.2005 to 21.02.2005
	2. 10,000 @ 7.81	
	3. 3,000 @ 11.29	
	4. 2,000 @ 11.31	
	5. 6,500 @ 9.17	
	6. 5,000 @ 7.40	
253,743 Ordinary Shares	1. 9,600 @ 9.91	24.02.2005 to 04.03.2005
	2. 10,000 @ 8.62	
	3. 10,000 @ 7.93	
	4. 17,843 @ 7.85	
	5. 16,300 @ 9.86	
	6. 10,000 @ 8.13	
	7. 50,000 @ 7.73	
	8. 60,000 @ 7.73	
	9. 20,000 @ 9.22	
	10. 20,000 @ 7.93	
	11. 30,000 @ 8.53	
	12. 10,000 @ 7.85	

Number and class of shares allotted	Purchase price per share (US$)*	Date or period of allotment
213,407 Ordinary Shares................	1. 11,984 @ 9.93	09.03.2005 to 18.03.2005
	2. 26,821 @ 7.89	
	3. 50,014 @ 9.91	
	4. 5,814 @ 9.91	
	5. 28,000 @ 7.94	
	6. 17,843 @ 7.85	
	7. 17,900 @ 9.85	
	8. 24,331 @ 7.89	
	9. 30,700 @ 9.91	
228,000 Ordinary Shares................	1. 10,000 @ 9.06	09.03.2005 to 18.03.2005
	2. 5,000 @ 7.92	
	3. 10,000 @ 8.69	
	4. 6,500 @ 9.45	
	5. 100,000 @ 8.81	
	6. 6,500 @ 9.28	
	7. 30,000 @ 8.76	
	8. 20,000 @ 7.66	
	9. 5,000 @ 8.38	
	10 5,000 @ 9.32	
	11 10,000 @ 8.40	
	12 10,000 @ 8.75	
	13. 10,000 @ 9.66	
58,140 Ordinary Shares..................	1. 8,434 @ 9.77	07.04.2005 to 15.04.2005
	2. 18,024 @ 7.77	
	3. 14,566 @ 9.75	
	4. 10,216 @ 8.49	
	5. 6,900 @ 12.42	
243,000 Ordinary Shares................	10,000 @ 12.02	23.05.2005 to 31.05.2005
	30,000 @ 8.18	
	8,000 @ 5.01	
	10,000 @ 8.38	
	60,000 @ 7.96	
	5,000 @ 8.60	
	40,000 @ 7.60	
	20,000 @ 7.66	
	60,000 @ 7.05	
20,000 Ordinary Shares..................	7.65	08.06.2005
206,149 Ordinary Shares................	1. 18,849 @ 9.39	01.04.2005 to 20.06.2005
	2. 27,400 @ 10.38	
	3. 13,900 @ 10.33	
	4. 80,000 @ 7.57	
	5. 28,000 @ 12.02	
	6. 13,703 @ 12.02	
	7. 2,297 @ 12.02	
	8. 25,000 @ 10.33	
108,000 Ordinary Shares................	1. 30,000 @ 6.34	01.04.2005 to 20.06.2005
	2. 6,500 @ 8.21	
	3. 5,000 @ 6.37	
	4. 10,000 @ 6.37	
	5. 6,500 @ 8.24	
	6. 50,000 @ 6.45	

Number and class of shares allotted	Purchase price per share (US$)*	Date or period of allotment
26,500 Ordinary Shares..................	1. 10,000 @ 6.43	21.06.2005 to 23.06.2005
	2. 6,500 @ 8.41	
	3. 10,000 @ 6.37	
25,600 Ordinary Shares..................	1. 15,450 @ 10.38	21.06.2005 to 23.06.2005
	2. 5,500 @ 10.38	
	3. 250 @ 10.38	
	4. 4,400 @ 10.38	
98,950 Ordinary Shares..................	1. 4,100 @ 10.21	13.06.05 to 01.07.05
	2. 10,000 @ 10.10	
	3. 14,200 @ 7.36	
	4. 8,650 @ 11.69	
	5. 20,600 @ 10.38	
	6. 41,400 @ 10.27	
60,000 Ordinary Shares..................	1. 10,000 @ 7.28	30.06.05 to 07.07.05
	2. 5,000 @ 6.35	
	3. 20,000 @ 4.78	
	4. 5,000 @ 7.76	
	5. 7,000 @ 6.27	
	6. 6,500 @ 8.22	
	7. 6,500 @ 8.21	
5,700 Ordinary Shares....................	5,700 @ 10.04	30.06.05 to 07.07.05
85,000 Ordinary Shares..................	1. 20,000 @ 6.90	19.07.05 to 22.07.05
	2. 10,000 @ 7.28	
	3. 10,000 @ 7.28	
	4. 10,000 @ 6.45	
	5. 20,000 @ 6.45	
	6. 15,000 @ 6.95	
171,379 Ordinary Shares................	1. 41,600 @ 9.98	19.07.05 to 22.07.05
	2. 12,800 @ 9.87	
	3. 7,000 @ 9.87	
	4. 17,843 @ 7.11	
	5. 18,800 @ 8.93	
	6. 22,504 @ 7.11	
	7. 23,132 @ 8.93	
	8. 3,700 @ 8.93	
	9. 12,000 @ 9.87	
	10.12,000 @ 9.93	
148,500 Ordinary Shares................	1. 100,000 @ 7.00	28.07.05 to 19.08.05
	2. 1,500 @ 6.69	
	3. 7,000 @ 6.68	
	4. 10,000 @ 6.65	
	5. 10,000 @ 6.73	
	6. 10,000 @ 8.00	
	7. 10,000 @ 10.22	
115,723 Ordinary Shares................	1. 28,353 @ 10.04	28.07.05 to 19.08.05
	2. 2,379 @ 10.04	
	3. 3,421 @ 10.04	
	4. 33,949 @ 8.78	
	5. 47,621 @ 7.44	
400,000 Ordinary Shares................	1. 400,000 @ 8.21	31.08.05

* Unless otherwise noted;

(h) the following applications were made to the UKLA and the London Stock Exchange for block listings to cover allotments made under the various share option schemes operated by SABMiller:

(i) Executive Share Purchase Scheme (South African employees only)
4,900,000 ordinary US$0.10 listed 16.04.1999
3,798,000 ordinary US$0.10 listed 19.04.2002
400,000 ordinary US$0.10 listed 05.03.2004

9,098,000 TOTAL

(ii) UK Approved Share Option Scheme
50,490 ordinary US$0.10 listed 19.04.2002
93,435 ordinary US$0.10 listed 05.03.2004

143,925 TOTAL

(iii) UK No 2 Unapproved Share Option Scheme
100,000 ordinary US$0.10 listed 16.04.1999
527,771 ordinary US$0.10 listed 19.04.2002
3,592,329 ordinary US$0.10 listed 05.03.2004

4,220,100 TOTAL

(iv) International Employee Share Option Scheme
837,180 ordinary US$0.10 listed 05.03.2004;

(i) on 7 August 2003, SABMiller issued an Offering Memorandum in respect of US$300,000,000 of 6.625% guaranteed notes issued in denominations of US$1,000, due to mature on 15 August 2033. An application was made to the UKLA for those guaranteed notes to be admitted to listing on the Official List and the London Stock Exchange's market for listed securities;

(j) following the receipt of a conversion and exchange notice representing US$10,000 of SAB Finance (Cayman Islands) Limited 4.25% guaranteed convertible bonds due 2006 on 12 September 2003 application was made to the UKLA for 1,153 Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading;

(k) following the receipt of a conversion and exchange notice representing US$500,000 of SAB Finance (Cayman Islands) Limited 4.25% guaranteed convertible bonds due 2006, on 18 October 2004 a block listing application was made to the UKLA for 240,500 Ordinary Shares to trade on the London Stock Exchange and to be admitted to the Official List upon issuance;

(l) following a redemption notice issued on 9 December 2004 regarding the outstanding US$598,834,000 of SAB Finance (Cayman Islands) Limited 4.25% guaranteed convertible bonds due 2006, on 10 December 2004, a block listing application was made to the UKLA for 68,950,529 Ordinary Shares of SABMiller to trade on the London Stock Exchange and to be admitted to the Official List in anticipation of the exercise by the bondholders of their right to convert the outstanding bonds into Ordinary Shares;

(m) the following table shows the authorised and issued share capital of SABMiller as at 31 March 2005:

	Ordinary Shares (US$0.10 each)	Convertible Participating Shares (US$0.10 each)	Non-voting Convertible Participating Shares (US$0.10 each)	Deferred Shares (£1 each)
Authorised share capital	9,027,640,206	972,359,794	77,368,338	50,000
Issued and fully paid share capital	1,101,759,844	167,411,024	77,368,338	50,000
Authorised but unissued share capital	7,925,880,362	804,948,770	—	—

(n) the following table shows the expected share capital immediately following Completion, based on the authorised and issued share capital of SABMiller as at 31 August 2005 and assuming that all resolutions set out in the Notice of Meeting are approved and that all of Altria's Convertible Participating Shares are converted at completion into Ordinary Shares:

	Ordinary Shares (US$0.10 each)	Convertible Participating Shares (US$0.10 each)	Non-voting Convertible Participating Shares (US$0.10 each)	Deferred Shares (£1 each)
Authorised share capital	10,420,051,230	804,948,770	77,368,338	50,000
Issued and fully paid share capital	1,495,959,509	—	77,368,338	50,000
Authorised but unissued share capital	8,924,091,721	804,948,770	—	—

(o) for the purposes of this Transaction and in accordance with the Merger Agreement, a resolution will be proposed at the Extraordinary General Meeting to increase SABMiller's authorised share capital from £50,000 and US$1,007,736,833 to £50,000 and US$1,130,236,833 (which represents a 12.16% increase in SABMiller's authorised share capital) by the creation of 1,225,000,000 New SABMiller Shares ranking *pari passu* in all respects with the existing Ordinary Shares together with shareholder approval for the allotment of the New SABMiller Shares. Details of other resolutions to be passed in connection with the Transaction are set out in "*Part XIV—Notice of Extraordinary General Meeting*" and "*Part XV—Explanatory Note on the Resolutions to be proposed at the EGM*"; and

(p) as a result of the proposed Transaction consequential changes to SABMiller's share capital are also being proposed at the Extraordinary General Meeting to account for the conversion of Altria's Convertible Participating Shares into Ordinary Shares. Details of the resolution are set out in "*Part XIV—Notice of Extraordinary General Meeting*" and "*Part XV—Explanatory Note on the Resolutions to be proposed at the EGM*".

4. New SABMiller Shares

The New SABMiller Shares, which will be issued under the Transaction for which the Directors are seeking shareholder approval, will have the same rights in all respects as the existing Ordinary Shares and have been created in accordance with the Companies Act and the laws of England and Wales. A summary of such rights is set out in paragraph 6 of this "*Part XII—Additional Information*" below.

5. **Trading history of the Ordinary Shares on the JSE**

The Ordinary Shares have been listed on the JSE since 8 March 1999 and their trading history on the JSE is set out below:

(a) The following table sets out the high, low and closing prices of the Ordinary Shares and the total trading volume of the Ordinary Shares on the JSE on a yearly basis for the last three financial years:

Yearly	High (Rands)	Low (Rands)	Close (Rands)	Volume
31 March 2003	50.50	49.01	49.05	565,010
31 March 2004	73.04	72.00	72.80	353,361
31 March 2005	98.00	96.91	98.00	2,093,434

(b) The following table sets out the high, low and closing prices of the Ordinary Shares and the total trading volume of the Ordinary Shares on the JSE on a quarterly basis for the periods indicated:

Quarterly	High (Rands)	Low (Rands)	Close (Rands)	Volume
Sept–Nov 2004	96.55	94.50	96.00	853,807
Dec–Feb 2005	96.50	94.00	95.00	2,622,685
March–May 2005	103.76	101.00	103.38	2,707,839
June–Aug 2005	113.25	111.26	112.54	1,181,350

(c) The following table sets out the high, low and closing prices of the Ordinary Shares and the total trading volume of the Ordinary Shares on the JSE on a monthly basis for each of the last twelve months:

Monthly	High (Rands)	Low (Rands)	Close (Rands)	Volume
September 2004	85.99	83.51	85.26	877,785
October 2004	88.70	87.80	88.19	1,118,186
November 2004	96.55	94.50	96.00	853,807
December 2004	94.45	94.50	94.45	135,001
January 2005	92.00	91.20	91.66	4,098,769
February 2005	96.50	94.00	95.00	2,622,685
March 2005	98.00	96.91	98.00	2,093,434
April 2005	90.00	88.55	89.90	3,422,790
May 2005	103.76	101.00	103.38	2,707,839
June 2005	104.10	103.00	104.10	558,226
July 2005	116.25	114.54	115.00	2,277,235
August 2005	113.25	111.26	112.54	1,181,350

(d) The following table sets out the high, low and closing prices of the Ordinary Shares and the total trading volume of the Ordinary Shares on the JSE on a daily basis for each of the thirty days preceding the last practicable date prior to the date of this document:

Daily	High (Rands)	Low (Rands)	Close (Rands)	Volume
1 August 2005	116.00	114.50	114.55	1,178,361
2 August 2005	114.50	113.75	114.00	803,856
3 August 2005	114.02	112.60	113.00	840,273
4 August 2005	113.99	112.04	113.69	597,059
5 August 2005	114.99	113.00	114.99	941,122
8 August 2005	116.94	114.06	114.06	1,044,823
10 August 2005	115.55	114.10	115.50	1,149,977
11 August 2005	115.50	113.87	115.10	1,359,338
12 August 2005	115.78	114.16	115.05	860,270
15 August 2005	117.50	115.01	116.98	1,311,730
16 August 2005	117.90	116.30	116.50	1,258,976
17 August 2005	118.01	115.51	116.50	962,360
18 August 2005	118.00	115.01	116.26	733,746
19 August 2005	116.50	115.25	116.19	946,364
22 August 2005	117.19	115.00	115.20	836,179
23 August 2005	116.85	115.00	116.85	1,173,773
24 August 2005	116.79	114.20	114.60	982,810
25 August 2005	114.50	112.11	113.60	1,069,450
26 August 2005	114.50	112.30	112.70	1,379,589
29 August 2005	113.80	112.00	112.39	597,115
30 August 2005	113.50	111.56	112.35	993,158
31 August 2005	113.25	111.26	112.54	1,181,350

6. Memorandum of Association and Articles

The following is a summary of the material provisions of the Articles which are available for inspection as provided in paragraph 34 of this "*Part XII—Additional Information*".

6.1 Dividends

(a) SABMiller may by ordinary resolution declare dividends to be paid to the members of the Company according to their respective rights, but no such dividend shall exceed the amount recommended by the Directors. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for these purposes as paid up on the share. All dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, except that if any share is issued on terms that it shall rank for dividends as if paid up (in whole or in part) as from a particular date, such share shall rank for dividends accordingly;

(b) any dividend unclaimed after a period of 12 years from the date on which such dividend became payable shall be forfeited and shall revert to SABMiller;

(c) the Directors may, with the sanction of an ordinary resolution of SABMiller, offer to Shareholders the right to elect to receive, in lieu of dividend (or part thereof), an allotment of New SABMiller Shares credited as fully paid;

(d) the Directors may at their discretion make provisions to enable any member as they shall from time to time determine to receive dividends duly declared in a currency or currencies other than US dollars; and

(e) the Directors have the power to introduce special dividend payment arrangements for Shareholders resident in any particular jurisdiction where this appears to the Directors to be advantageous to SABMiller in terms of the elimination of foreign exchange risks, the simplification of exchange control requirements, the maximisation of the efficiency of SABMiller's dividend payment arrangements or in any other manner which appears to the Directors to be to the benefit of SABMiller, while still ensuring that individual Shareholders are in broadly the same position that they would have been had they received the dividend directly from SABMiller in the currency of the particular jurisdiction in which they are resident.

6.2 **Winding-up**

If SABMiller is wound up, the liquidator may, with the authority of an extraordinary resolution and any other authority required by statute:

(a) divide amongst the members (excluding SABMiller in respect of shares held as treasury shares) in specie the whole or any part of the assets of SABMiller (whether or not they shall consist of property of one kind) and may, for such purpose, set such value as he deems fair upon any property to be divided and may determine how such division shall be carried out between the members or different classes of members; and

(b) vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator may decide but so that no shareholder is compelled to accept any shares in respect of which there is a liability.

6.3 **Voting**

Subject to any rights or restrictions as to voting contained in statute or attached to any shares, every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative at any meeting of SABMiller and entitled to vote shall have one vote on a show of hands and on a poll every member who is present in person or (being a corporation) by duly authorised representative or by proxy and entitled to vote shall have one vote for every share of which he is the holder.

Under the Companies Act certain matters require the sanction of a special resolution of SABMiller. Such a resolution requires a 75%. majority.

6.4 **Suspension of rights**

If any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under section 212 of the Companies Act and is in default at the end of the time specified in that notice by not supplying to SABMiller the information thereby required, then the Directors may in their absolute discretion by notice on such member direct that the member shall not (until such time as the direction ceases to have effect) be entitled to attend or vote either personally or by proxy at a shareholders' meeting or to exercise any other right conferred by membership in relation to shareholders' meetings in respect of the shares in relation to which the default occurred ("**Default Shares**").

Where the Default Shares represent 0.25%. or more of the issued shares of the class in question (calculated exclusive of treasury shares), the Directors may in their absolute discretion also direct that any dividend or other amount which would otherwise be payable in respect of the Default Shares may be retained by SABMiller until such time as the direction ceases to have effect without any liability to pay interest and/or that no

transfer of any of the shares held by such member shall be registered unless the transfer is an approved transfer (as defined in the Articles) or, if the Default Shares are in uncertificated form, registration of the transfer is required by the Uncertificated Securities Regulations 2001 (the "**Regulations**"). Any notice shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer. For the purpose of the above provisions a direction will not become effective until the later of the date of the direction and the date falling 14 days from the date of service of the notice under section 212 of the Companies Act.

6.5 **Variation of rights**

The rights attached to any class of shares may, subject to the provisions of the Companies Act, the Regulations and each Act and statutory instrument for the time being in force concerning companies and affecting SABMiller (the "**Statutes**"), be varied either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class (but not otherwise). All the provisions of the Articles relating to general meetings apply to any such separate meeting except that at a separate meeting the necessary quorum shall be a holder or holders of shares of that class present in person or by proxy holding not less than one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares) but so that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum and any holder of shares of the class present in person or by proxy may demand a poll and every such holder shall on a poll have one vote for every share of the class held by him.

6.6 **Alteration of share capital**

SABMiller may by ordinary resolution:

(a) consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares;

(b) cancel any shares which, at the date of the passing of the resolution, have not been subscribed, or agreed to be subscribed, by any person and diminish the amount of its share capital by the amount of the shares so cancelled; and

(c) subdivide its shares, or any of them, into shares of smaller nominal value than is fixed by the Memorandum of Association and the resolution by which any share is subdivided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have such preferred or other special rights over, or may have such deferred rights, or be subject to any such restrictions as compared with the others as SABMiller has power to attach to shares upon allotment.

Subject to the provisions of the Statutes and of the Articles, SABMiller may purchase its own shares (including any redeemable shares) at any price.

SABMiller may by special resolution reduce its share capital and any capital redemption reserve and any share premium account in any manner authorised by the Statutes.

Any share buyback will be performed in accordance with the Listing Rules and the Model Code.

6.7 **Issue of shares**

Pursuant to and in accordance with section 80 of the Companies Act the Directors are generally and unconditionally authorised to exercise during each Section 80 Period (as defined in the Articles) all SABMiller's powers to allot (with or without conferring a right

of renunciation), and to make offers or agreements to allot, relevant securities up to a nominal amount equal to the Section 80 Amount (as so defined).

6.8 **Shares in uncertificated form**

Subject to the Regulations, the Directors may resolve that a class of shares is to become a participating security (as defined in the Articles), or that shares in such a class may only be held in uncertificated form and title to them may only be transferred by means of a relevant system until the Directors decide otherwise, or that a class of shares must cease to be a participating security. While a class of shares is a participating security, the Articles only apply to an uncertificated share of that class to the extent that they are consistent with the holding of shares of that class in uncertificated form, the transfer of title to shares of that class by means of a relevant system and the Regulations. A class of shares is not to be treated as two classes by virtue only of that class comprising both shares in certificated and uncertificated form or as a result of any provision of the Articles or the Regulations applying only in respect of shares in certificated or uncertificated form.

6.9 **Transfer of shares**

(a) A transfer of a share in certificated form shall be effected by transfer in writing in any usual or common form or in any other form which the Directors may approve. A transfer need not be under seal provided that every transfer by a corporation shall be under seal unless the Directors decide to recognise a transfer under hand by a person properly authorised to sign on the corporation's behalf. The instrument of transfer of a share in certificated form shall be signed by or on behalf of the transferor and in the case of a partly paid share by or on behalf of the transferee. The transferor of a share is deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect of the share. A transfer of a share in uncertificated form shall be made in accordance with and subject to the Regulations and the facilities and requirements of the Relevant System (as defined in the Articles) and in accordance with any arrangements made by the Directors pursuant to the Articles;

(b) the Directors may refuse to register a transfer of a certificated share unless the instrument of transfer:

(i) is in respect of only one class of share;

(ii) is duly stamped (if stampable) and is lodged at the transfer office or such other place as the Directors may prescribe and is accompanied by the certificate for the share to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by a person on the transferor's behalf, the authority of that person to do so); and

(iii) is in favour of not more than four transferees jointly.

(c) The Directors may in their absolute discretion and without giving a reason refuse to register the transfer of a certificated share which is not fully paid or the transfer of a certificated share on which SABMiller has a lien. The Directors will not exercise these rights so as to prevent dealings on the London Stock Exchange taking place on an open and proper basis.

(d) If the Directors refuse to register a transfer of a certificated share they shall within two months after the date on which the transfer was lodged with SABMiller send to the transferee notice of the refusal and (except in the case of fraud or suspected fraud) return the instrument of transfer and any accompanying certificate to the person presenting the same.

(e) Subject to the Statutes and in exceptional circumstances approved by the FSA, the Directors may refuse to register a transfer of a share (including, without limitation, a fully paid share) if the refusal does not disturb the market in SABMiller's shares.

(f) The registration of transfers of shares or of a class of shares or of any other class of security in SABMiller's share or loan capital may be suspended at such times and for such periods (not exceeding 30 days in any year) as the Board may decide.

(g) The Articles do not contain any pre-emption rights. The provisions of section 89 of the Companies Act which confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash, apply to the authorised but unissued share capital of SABMiller, except to the extent referred to in sub-paragraphs (a) to (f) of paragraph 3.2 of this *"Part XII—Additional Information"*.

6.10 **Directors**

(a) Unless otherwise determined by ordinary resolution of SABMiller and subject to the Statutes, the Directors shall not be less than two nor more than 25 in number;

(b) Neither a director nor an alternate director shall be required to hold shares as a qualification to being a director or alternate director;

(c) The Directors (other than those holding executive office) are entitled to remuneration by way of fees for their services as Directors. The total amount of that remuneration shall not exceed £750,000 in each year or such higher amount (if any) decided by SABMiller by ordinary resolution. Such remuneration shall be divisible among the Directors as they may by resolution determine, or, failing agreement, equally. The remuneration is deemed to accrue daily. Any remuneration payable to any director pursuant to these provisions may, if the director concerned requests and the Directors agree, consist in whole or in part of payments by way of pension contributions or premiums to secure pension benefits. A director appointed to an executive office or who serves on a committee or who devotes special attention to SABMiller's business or otherwise performs services which the Directors decide are outside the scope of the ordinary duties of a director or who goes or resides abroad in connection with SABMiller's business may be paid such extra remuneration (whether by way of salary, commission or percentage of profits or otherwise) as the Directors may decide. A director may be paid such reasonable travelling, hotel and other expenses as he may properly incur in connection with the discharge of his duties including attending or returning from meetings of the Directors or any committee of the Directors or general meetings;

(d) The Directors may:

 (i) establish and maintain, or procure the establishment and maintenance of, or otherwise contribute to a non-contributory or contributory pension or superannuation fund or arrangement, share option or share incentive scheme, profit-sharing scheme or trust for the benefit of any person who is or was at any time in the employment or service of SABMiller or an associated company or a spouse, former spouse, relative or dependant of such a person (a "**Relevant Person**");

 (ii) give, or procure the giving of, donations, gratuities, pensions, allowances, death or disability benefits or emoluments to, or to a person in respect of, a Relevant Person;

 (iii) establish and subsidise, or subscribe to, an institution, association, club or fund calculated to be for the benefit of, or to advance the interests and well-being of, SABMiller, an associated company or a Relevant Person;

 (iv) make payments for, or towards, the insurance of a Relevant Person; or

(v) subscribe or guarantee money for a charitable benevolent or political purpose for an exhibition or for a public, general or other object which the Directors decide is useful;

(e) Subject to the Statutes, a director may participate in or retain for his own benefit a donation, gratuity, pension, pension allowance, death or disability benefit or emolument paid pursuant to the above provisions and the receipt of such a benefit does not disqualify a person from being or becoming a director;

(f) To the extent permitted by the Statutes, the Directors may purchase and maintain insurance in respect of any liability incurred by any director, officer or employee of SABMiller or any associated company in respect of an act or omission in the actual or purported execution or discharge of his duties, or in the exercise or purported exercise of his powers, or otherwise in relation to his duties, powers or offices;

(g) A director may hold any other office or place of profit under SABMiller in conjunction with his office of director on such terms as to tenure of office, remuneration or otherwise as the Directors may determine;

(h) A director, or a company or firm in which he is interested, may act in a professional capacity for SABMiller (other than as auditor). That director, company or firm is entitled to remuneration (by way of salary, commission, fee, participation in profits, pension, superannuation or otherwise) for services provided as if he were not a director;

(i) Subject to the Statutes, no director is disqualified by his office from contracting with SABMiller or any other company in which SABMiller may be interested, either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise. Subject to the Statutes, no such contract nor any other contract in which a director is in any way directly or indirectly interested is liable to be avoided, nor is a director so contracting or being so interested liable to the account of SABMiller for any profit realised by such a contract, if the nature of his interest has been declared in accordance with the provisions of the Articles;

(j) Save as otherwise provided in the Articles, a director may not vote at a meeting of the Directors in respect of any contract, transaction, arrangement or proposal in which he has a material interest otherwise than by virtue of interests in shares, debentures or other securities of, or otherwise in or through, SABMiller. A director shall not be counted in the quorum present on a motion in respect of such a contract, transaction, arrangement or proposal. Subject to complying with the provisions of the Articles with respect to disclosure of his interest, these prohibitions shall not apply to:

(i) any contract, transaction, arrangement or proposal concerning an offer of shares, debentures or other securities of SABMiller or any of its subsidiary undertakings in which the director is or may be entitled to participate as holder of securities or in the underwriting or sub-underwriting of which the director is to participate; or

(ii) any contract, transaction, arrangement or proposal for giving any director a security, guarantee or indemnity in respect of money lent or obligations incurred by him at the request of or for the benefit of SABMiller or any of its subsidiary undertakings or for giving any security, guarantee or indemnity in respect of a debt or obligation of SABMiller or any of its subsidiary undertakings for which that director himself has assumed responsibility in whole or in part under a guarantee or indemnity, or by the giving of security; or

(iii) any contract, transaction, arrangement or proposal concerning any other company in which that director is interested directly or indirectly, whether through a connected person or otherwise and whether as an officer, creditor, shareholder or otherwise, provided that he and any person connected with him do not to his

knowledge hold an interest in 1% or more of the issued equity share capital (excluding any shares held as treasury shares) of such company or of another company through which his interest is derived or of the voting rights available to members of the relevant company (any such interest being deemed for this purpose to be a material interest in all the circumstances); or

(iv) any contract, transaction, arrangement or proposal concerning insurance for the benefit of Directors or persons including the Directors; or

(v) any contract, transaction, arrangement or proposal for the benefit of employees of SABMiller or of any of its subsidiary undertakings (including, but not limited to, an employees' share scheme) which does not award the director any privilege or benefit not generally awarded to the employees to whom such arrangement relates;

(k) Each director shall retire from office on the date which is three years from his appointment or last re-appointment unless he has been re-appointed on or prior to such date. A retiring director is eligible for re-appointment.

6.11 **Borrowing powers**

The Directors shall restrict the borrowings of SABMiller and exercise all voting and other rights, powers of control or rights of influence exercisable by SABMiller in relation to its subsidiary undertakings (if any) so as to secure (so far, as regards subsidiary undertakings, as they can secure by such exercise, having regard to the fiduciary duties of the Directors of such undertakings) that the aggregate amount for the time being remaining outstanding at any time of all moneys borrowed by the Group and for the time being owing to persons outside the Group less the aggregate amount of Current Asset Investments (as defined in the Articles) shall not at any time without the previous sanction of an ordinary resolution of SABMiller exceed an amount equal to two times the Adjusted Capital and Reserves (as defined in the Articles).

6.12 **Untraced shareholders**

SABMiller may sell in such manner as the Directors decide at the best price reasonably obtainable a share of a member or a share to which a person is entitled by transmission if:

(a) during a period of 12 years SABMiller has paid at least three dividends (whether interim or final) in respect of the share and during that period no dividend cheque or warrant sent by SABMiller through the post in a pre-paid letter addressed to the member or the person at his address on the register of members of SABMiller or the last known address given by the member or the person to which cheques and warrants are to be sent has been cashed;

(b) on or after the expiry of the said period of 12 years SABMiller shall have given notice of its intention to sell the share by advertisement in a national newspaper circulating in the United Kingdom and in a newspaper circulating in the area of the relevant address referred to in paragraph (a) above;

(c) during the period starting at the start of the said period of 12 years and ending on the date three months following the date of publication of the said advertisement, SABMiller has not received any communication from such member or person entitled by transmission to such shares; and

(d) SABMiller has notified the London Stock Exchange of its intention to do so.

SABMiller shall account to the member or other person for the net proceeds of the sale by carrying an amount in respect of the net proceeds to a separate account which is a permanent debt of SABMiller. SABMiller is deemed to be a debtor and not a trustee for

the member or other person in respect of that amount. The Directors may invest or otherwise use for SABMiller's benefit an amount carried to a separate account until it is claimed. Any money earned on an amount so invested or used belongs to SABMiller and it is not obliged to account for it to the member or other person.

6.13 **Capitalisation of profits and reserves**

The Directors may with the authority of an ordinary resolution of SABMiller:

(a) resolve to capitalise any undistributed profits of SABMiller not required for paying any preferential dividend (whether or not they are available for distribution) or any sums standing to the credit of any reserve or other fund, including, without limitation, SABMiller's share premium account and capital redemption reserve if any;

(b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant resolution who would have been entitled to it if it were distributed by way of dividend and in the same proportions. Except if the relevant resolution specifies otherwise, if on the relevant record date SABMiller holds treasury shares of the same class as those members or class of members, SABMiller is to be treated as if it were entitled to receive dividends in respect of those treasury shares which would have been payable if a person other than SABMiller had held those treasury shares;

(c) apply that sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares, debentures or other obligations of SABMiller of a nominal amount equal to that sum provided that the share premium account, capital redemption reserve and any profits which are not available for distribution may only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(d) allot the shares, debentures or other obligations credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(e) where shares or debentures become, or would otherwise become distributable in fractions, make such provision as they decide for any fractional entitlements; or

(f) authorise any person to enter, on behalf of all the members concerned, into an agreement with SABMiller providing for either:

   (i) the allotment to those members respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

   (ii) the payment up by SABMiller on behalf of the members of the amounts, or any part of the amounts, remaining unpaid on the existing shares; and

   (iii) any agreement made under that authority is binding on all those members; and

(g) generally do all acts and things required to give effect to the ordinary resolution.

6.14 **Deferred Shares**

The holders of the Deferred Shares do not have the right to receive notice of any general meeting of SABMiller nor the right to attend, speak or vote at any such general meeting. The Deferred Shares have no rights to dividends and, on a return of assets in a winding-up, entitle the holder only to the repayment of the amounts paid upon such

shares after repayment of the capital paid up on the Ordinary Shares plus the payment of US$10,000,000 per Ordinary Share. SABMiller has irrevocable authority at any time to appoint any person to execute on behalf of the holders of the Deferred Shares a transfer of the Deferred Shares or an agreement to transfer and/or to acquire the Deferred Shares (in accordance with the provisions of the Companies Act and subject to the minimum capital requirements contained in the Companies Act), and without making any payment to or obtaining the sanction of the holders of the Deferred Shares, to such persons as SABMiller may determine as custodian of the Deferred Shares and, pending such transfer and/or acquisition, to retain the certificate for the Deferred Shares.

6.15 **Convertible Participating Shares and Non-voting Convertible Participating Shares**

Except as set out below, the Convertible Participating Shares and Non-voting Convertible Participating Shares rank *pari passu* with the Ordinary Shares in all respects and no action may be taken by SABMiller in relation to Ordinary Shares unless the same action is taken in respect of the Convertible Participating Shares and Non-voting Convertible Participating Shares. On distribution of the profits (whether by cash dividend, dividend in specie, scrip dividend, capitalisation or otherwise), the Convertible Participating Shares and Non-voting Convertible Participating Shares each rank *pari passu* with the Ordinary Shares. On the return of capital (whether on a winding-up or otherwise) the Convertible Participating Shares and Non-voting Convertible Participating Shares each rank *pari passu* with the Ordinary Shares.

6.16 **Convertible Participating Shares**

Voting

Altria or any affiliate (as defined in the Articles), while it holds Convertible Participating Shares, is entitled to receive notice of, and to attend and speak at, any general meeting of SABMiller, and, on a show of hands, Altria (or any affiliate) while it holds Convertible Participating Shares has one vote each, but, on a poll, is only entitled to vote its Convertible Participating Shares on the basis of one-tenth of a vote for every Convertible Participating Share held on all resolutions other than a resolution:

(a) proposed by any person other than Altria or any affiliate or any person acting in concert with Altria or any affiliate, to wind up SABMiller or to present a petition to wind up SABMiller, other than for the purposes of a reconstruction or amalgamation whilst solvent;

(b) proposed by any person other than Altria or any affiliate or any person acting in concert with Altria or any affiliate, to appoint an administrator or to present a petition for the appointment of an administrator in relation to SABMiller, or to approve any arrangement with SABMiller's creditors;

(c) proposed by the Directors, to sell all or substantially all of the undertaking of SABMiller; or

(d) proposed by any person other than Altria or any affiliate or any person acting in concert with Altria or any affiliate, in accordance with the Articles, to vary, modify or abrogate any of the class rights attaching to the Convertible Participating Shares set out in the Articles, or to approve the creation of any class of shares in SABMiller (other than the Ordinary Shares, the Convertible Participating Shares and the Non-voting Convertible Participating Shares),

in which case Altria (or any affiliate), on a show of hands, has one vote each, and, on a poll, is entitled to vote on the resolution on the basis of one vote for each Convertible Participating Share. For the purposes of any resolution other than a resolution mentioned in (iv) above, the Convertible Participating Shares are treated for all purposes as being of the same class as the Ordinary Shares and no separate meeting or resolution

of the holders of the Convertible Participating Shares is required to be convened or passed.

Automatic conversion

Upon a transfer of Convertible Participating Shares by Altria or an affiliate to a person who is not an affiliate or Altria, such Convertible Participating Shares convert into Ordinary Shares at the Conversion Rate (as defined in the Articles) automatically upon, and contemporaneously with, registration by SABMiller of the transfer in SABMiller's register of members.

Conversion at the instance of Altria (or any affiliate)

Altria (or any affiliate) is entitled to require SABMiller to convert Convertible Participating Shares into Ordinary Shares at the Conversion Rate, where Altria (or any affiliate) has requested that the Convertible Participating Shares be so converted, and the Directors have consented to effect the conversion. Altria is entitled to require SABMiller to convert Convertible Participating Shares into Ordinary Shares at the Conversion Rate at any time so long as such conversion does not result in Altria's voting shareholding (as defined in the Articles) being more than the Maximum Voting Percentage (as defined in the Articles).

Altria (or any affiliate) is entitled to require SABMiller to convert Convertible Participating Shares into Ordinary Shares at the Conversion Rate, if a third party has made an offer to acquire Ordinary Shares, and (if such offer becomes or is declared unconditional in all respects) it would result in the voting shareholding of the third party and any person acting in concert with the third party in the aggregate being more than 30% (a Third Party Offer (as defined in the Articles)) and Altria (or any affiliate) has communicated to SABMiller in writing its intention not itself to make an offer competing with the Third Party Offer, provided that the conversion date is not earlier than the date on which the Third Party Offer becomes or is declared unconditional in all respects.

Altria (or any affiliate) is entitled to require SABMiller to convert Convertible Participating Shares into Ordinary Shares at the Conversion Rate if the voting shareholding of a third party and any person acting in concert with the third party in the aggregate should at any time be more than 24.99%, provided that the number of Ordinary Shares held by Altria (and all affiliates in the aggregate) following such conversion is limited to one Ordinary Share more than the number of Ordinary Shares held by the third party and any person acting in concert with the third party and such conversion does not result in Altria's voting shareholding being equal to or greater than the voting shareholding which would require Altria or any affiliate or any person acting in concert with Altria or any affiliate to make a mandatory offer in terms of Rule 9 of the City Code.

If Altria (or any affiliate) wishes to acquire additional Ordinary Shares (other than pursuant to a pre-emptive issue of new Ordinary Shares or with the prior approval by way of resolution of the Directors), Altria (and all affiliates) must first convert into Ordinary Shares at the Conversion Rate the lesser of:

(e) such number of Convertible Participating Shares as would result in Altria's voting shareholding being such percentage as would, in the event of Altria or any affiliate or any person acting in concert with Altria or any affiliate subsequently acquiring one additional Ordinary Share, require Altria or any affiliate or any person acting in concert with Altria or any affiliate to make a mandatory offer in terms of Rule 9 of the City Code; and

(f) all of its remaining Convertible Participating Shares.

Reverse Conversion

Altria is entitled to require SABMiller to convert Ordinary Shares held by it into Convertible Participating Shares so as to ensure that Altria's voting shareholding does not exceed the Maximum Voting Percentage (as defined in the Articles).

Any Ordinary Shares re-designated as Convertible Participating Shares rank *pari passu* in all respects with the other Convertible Participating Shares.

Impact of the Transaction

Subject to the approval of certain amendments to the Altria Relationship Agreement and of the Transaction by shareholders of the Extraordinary General Meeting a further special resolution will be proposed to deal with the conversion of the existing Convertible Participating Shares of US$0.10 each in the capital of SABMiller held by Altria are to be converted into Ordinary Shares. The rationale for part of Altria's Economic Interest in SABMiller being represented by a separate class of convertible shares was to facilitate the continued maximum weighting of SABMiller's shares for the purposes of the FTSE Indices, by restricting Altria's holding of SABMiller's listed shares to less than 25%. However, as a result of the issue of new shares to BevCo, SABMiller's FTSE Index weighting will be reduced from 100% to 75% as a result of the increase in the restricted float shareholding (that is, the shares held by Altria and BevCo, together with shares held by Directors and the EBT) to more than 30%. The rationale for restricting Altria's voting shareholding to 24.99% has therefore ceased to apply, and Altria and the Directors believe that it is beneficial to tidy up SABMiller's share capital structure by converting Altria's Convertible Participating Shares into Ordinary Shares.

To effect this, a resolution will be proposed at the Extraordinary General Meeting to amend SABMiller's Articles of Association. The definitions in Article 4A will be amended to reflect the fact that the Maximum Voting Percentage to be owned by Altria will be 24.99% or such other percentage as may be agreed between Altria and the Board, not exceeding such percentage as would, in the event of Altria subsequently acquiring one additional Ordinary Share, result in Altria being required to make a mandatory offer for SABMiller under Rule 9 of the City Code.

Details of the other resolutions to be passed in connection with the Transaction are set out in *"Part XIV—Notice of Extraordinary General Meeting"* and *"Part XV—Explanatory Note on the Resolutions to be proposed at the EGM."*

6.17 **Non-voting Convertible Participating Shares**

Voting

Safari Limited ("**Safari**") is entitled to receive notice of, and to attend and speak at, any general meeting of SABMiller, but is not entitled to vote its Non-voting Convertible Participating Shares on any resolutions other than a resolution to vary, modify or abrogate any of the class rights attaching to the Non-voting Convertible Participating Shares set out in the Articles, in which case Safari is entitled to vote on the resolution on the basis of one vote for each Non-voting Convertible Participating Share.

Automatic conversion

Upon a transfer of Non-voting Convertible Participating Shares by Safari to a person who is not a member of the Concert Party Group (as defined in the Articles), such Non-voting Convertible Participating Shares shall convert into Ordinary Shares at the Conversion Rate automatically upon, and contemporaneously with, registration by SABMiller of the transfer in SABMiller's register of members.

6.18 **General meetings**

SABMiller must hold an annual general meeting every year which will usually be held in the United Kingdom. The Directors will decide when and where the meeting is to be

held. The Directors can call an extraordinary general meeting at any time, which will also usually be held in the United Kingdom.

An annual general meeting and an extraordinary general meeting of SABMiller, called for the passing of a special resolution, must be called by at least 21 clear days' notice and an extraordinary general meeting must be called by at least 14 clear days' notice. The notice must be given to all members (other than those who under the Articles or the conditions attaching to their shares are not entitled to receive notice), to each director and to SABMiller's auditors. The notice must state whether the meeting is an annual general meeting or an extraordinary general meeting; the place, date and time of the meeting; the general nature of the business to be transacted; if the meeting is convened to consider a special resolution or an extraordinary resolution, the intention to propose the resolution as a special or an extraordinary resolution; and with reasonable prominence that a member entitled to attend and vote may appoint one or more proxies to attend and on a poll, vote instead of him and that a proxy need not also be a member.

The Directors or the chairman of the meeting may make any arrangement or impose any restriction or take any action it or he considers appropriate for the safety or proper and orderly conduct of the meeting and for the promotion of the business of that meeting and including, without limitation, searching a person and his property and restricting the items to be taken into the meeting place. If a person refuses to comply (wholly or partly) with such an arrangement, restriction or action, the Directors or the chairman of the meeting may refuse entry of that person to a meeting or arrange for that person to be removed from a meeting.

The right of a member to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by legislation or the Articles to be made available at the meeting. Any proxy appointed in accordance with the Articles may speak at any general meeting.

Each director (or failing him, any alternative) may attend and speak at any general meeting. The chairman may invite any person to attend and speak at a general meeting whom the chairman considers has knowledge or experience of SABMiller's business to assist in the deliberations of the meeting.

6.19 Non-Resident shareholders

If a member (or, in the case of joint holders, the person whose name stands first on the register of members) whose address in the register of members is outside the United Kingdom and the Republic of South Africa and has notified SABMiller of an address in the United Kingdom or the Republic of South Africa at which notices or other documents may be given to him, he is entitled to have notices or documents given to him at that address, but otherwise such a member or person is not entitled to receive a notice or document from SABMiller.

7. Directors and the Executive Committee

7.1 The Board

SABMiller is managed by a single tier board of Directors (the "**Board**") which currently consists of 11 members in accordance with SABMiller's Memorandum and Articles of Association which require that the Board must consist of at least two and not more than 25 members. In addition, the size and certain aspects of the composition of the Board and Nominations and Audit Committees are determined primarily by the terms of the Altria Relationship Agreement which was approved by SABMiller's Shareholders as part of the approval of the acquisition of Miller from Altria. The Altria Relationship

Agreement limits the size of the Board to a maximum of 13 Directors of whom no more than two can be executive Directors and of the remaining 11 non-executive Directors, three are required to be appointed by Altria. Altria has agreed not, for the time being, to require that the size of the Board is reduced to 11 or to nominate a third director to the Board following the retirement of one of its nominees which took effect from the 2004 AGM.

The Board presently consists of two executive Directors (the Chief Executive and Chief Financial Officer) and nine non-executive Directors, of which one is Chairman. The number of non-executive Directors was reduced from ten to nine with effect from the 2005 AGM. The Board has determined that as of 28 July 2005, five out of ten Directors (excluding the chairman) were independent for the purposes of compliance with the Combined Code.

Each member of the Board is elected to a three-year term by ordinary resolution of SABMiller's shareholders at a general meeting, with approximately one third of the Board members being elected or re-elected each year. The reappointment of non-executive Directors is not automatic.

Pursuant to SABMiller's Memorandum and Articles of Association, the Board may meet as often as it decides. In addition to the AGM, the Board met seven times during the financial year ended 31 March 2005.

The Board sets the strategic objects of the Group, determining investment policies, agrees on performance criteria, delegates to the Group's management which performs the detailed planning and implementation of these objectives (in accordance with appropriate risk parameters). The Board monitors compliance with policy. In addition, there are a number of matters that are reserved exclusively for the Board. These include:

(a) approval of financial statements;

(b) the Group's business strategy;

(c) the annual capital expenditure plan;

(d) major capital projects;

(e) major charges to the Group's management and capital structure;

(f) material investments and disposals;

(g) risk management strategy;

(h) social and environmental policy; and

(i) treasury policy.

The roles of Chairman and Chief Executive are separate, with responsibilities divided between them. This separation of responsibilities has been formalised in their respective letters of appointment which have been approved by the Board.

The chairman is Mr Meyer Kahn and is responsible for the leadership of the Board and Mr Graham Mackay is the Chief Executive.

Reporting to the Chief Executive are the Chief Financial Officer, Mr Malcolm Wyman, and the members of the Group Executive Committee, which is appointed by the Chief Executive. The Executive Committee comprises the Chief Financial Officer, divisional managing Directors and the Directors of the Group functions. Its purpose is to support the Chief Executive in carrying out the duties delegated to him by the Board. The Executive Committee therefore co-ordinates brand and operational execution and

delivers strategic plans and budgets for the Board's consideration. It also ensures that regular financial reports are placed to the Board, that effective informal controls are in place and functioning and that there is an effective risk management process in operation throughout the Group.

7.2 **Biography of current Directors**

The following is a summary of the relevant business experience and principal business activities of the Board performed both within and outside SABMiller as of the date of this document. There are no family relationships between any of the Directors.

Name	Age	Position	Year appointed as director(1)
J M Kahn	65	Non-executive Chairman	1981
E A G Mackay(2)	56	Chief Executive	1990
M I Wyman(2)	59	Chief Financial Officer	1990
G C Bible	66	Non-executive Director	2002
N J De Lisi	54	Non-executive Director	2002
Lord Fellowes	63	Non-executive Director	1999
P J Manser	64	Non-executive Director	2001
J A Manzoni	45	Non-executive Director	2004
M Q Morland	61	Non-executive Director	1999
M C Ramaphosa	51	Non-executive Director	1990
Lord Renwick of Clifton	67	Non-executive Director	1999

(1) Messrs Kahn, Mackay, Wyman and Ramaphosa were appointed as Directors of The South African Breweries Limited prior to its reconstruction and the listing on the London Stock Exchange of SABMiller in 1999, whereupon they were appointed as Directors of SABMiller.

(2) Also members of SABMiller's Executive Committee.

Meyer Kahn, Non-executive Chairman

BA (Law), MBA, DCom(hc), SOE. Mr Kahn joined the Group in 1966 and occupied executive positions in a number of the Group's former retail interests before being appointed to the SAB Limited Board in 1981. He was appointed Group Managing Director of SAB Limited in 1983 and Executive Chairman in 1990. In 1997, he was seconded full-time to the South African Police Service as its Chief Executive, serving for two and a half years. In 1999 he assumed the Chairmanship of SABMiller. He holds an honorary doctorate in Commerce from the University of Pretoria and was awarded The South African Police Star for Outstanding Service in 2000.

Graham Mackay, Chief Executive

BSc (Eng), BCom. Mr Mackay joined the Group in 1978 and held a number of senior positions in the Group, including Executive Chairman of SAB Limited in South Africa and Group Managing Director, before becoming Chief Executive of SABMiller plc upon its listing on the London Stock Exchange in March 1999, overseeing SABMiller's listing on the London Stock Exchange in the same year. Mr Mackay is also non-executive Director of Reckitt Benckiser plc.

Malcolm Wyman, Chief Financial Officer

CA(SA). Mr Wyman has been with the Group since 1986, becoming Group Corporate Finance Director in 1990 and Chief Financial Officer in 2001, having responsibility for the Group's finance operations, corporate finance and development, and group strategy. Prior to joining the Group, he was an Executive Director of UAL Merchant Bank in South Africa.

Geoffrey Bible, Non-executive Director

FCA (Aust), ACMA (UK). Mr Bible served as CEO of Altria from June 1994 until April 2002 and as Chairman of the Board from January 1995 until August 2002, when he retired. He also served as Chairman of the Board of Kraft Foods Inc. from March 2001 until August 2002 when he retired. Mr Bible joined the Board of SABMiller in August 2002, following the completion of the acquisition of Miller from Altria.

Nancy de Lisi, Non-executive Director

BA (Psychology), MPA (Masters of Professional Accounting). Ms de Lisi is Senior Vice President Mergers and Acquisitions at Altria. She joined Altria in 1985 and previously held positions within the corporation as Vice President Finance and Treasurer, Treasurer, Vice President Treasurer International and Assistant Treasurer. Ms de Lisi joined the Board in August 2002, following the completion of the acquisition of Miller from Altria.

Lord Fellowes, Non-executive Director

Lord Fellowes is Chairman of Barclays Private Banking. He was formerly Private Secretary to Her Majesty The Queen from 1990 until 1999, having joined the Royal Household in 1977 from a career in the London money market. He also chairs the Prison Reform Trust and is a Trustee of the Rhodes Trust and the Mandela-Rhodes Foundation. He was appointed to the Board in 1999.

John Manser, Non-executive Director

CBE, DL, FCA. Mr Manser is Chairman of Intermediate Capital Group plc, Shaftesbury PLC and Hiscox Investment Management Ltd and Deputy Chairman of Colliers CRE plc. He was Chairman of Robert Fleming Holdings Limited between 1997 and 2000, a director of the Securities and Investments Board between 1986 and 1993, a past chairman of the London Investment Banking Association and a member of the President's Committee of the British Banking Association between 1994 and 1998.

John Manzoni, Non-executive Director

BEng, MEng, MBA. Mr Manzoni joined the Board in 2004. Mr Manzoni is the Chief Executive of Refining and Marketing of BP plc. Mr Manzoni joined BP in 1983, and held various positions in the Group including Regional President for the Eastern United States (2000) and Executive Vice President and Chief Executive for Gas Power and Renewables (2001), a post he held until his current appointment in 2002. He was appointed to the BP plc board in January 2003. He is also a member of the advisory board of the Stanford Graduate School of Business and the Accenture Energy Advisory Board.

Miles Morland, Non-executive Director

Mr Morland is Chairman of Blakeney Management Limited, an investment management firm specialising in Africa, which he founded in 1990. He is a director of a number of emerging market funds and of various companies active in Africa.

Cyril Ramaphosa, Non-executive Director

Mr Ramaphosa is Chairman of Johnnic Holdings Limited and Executive Chairman of Shanduka Group. He also holds directorships in Macsteel Holdings Limited, MTN Group Ltd, Standard Bank and Alexander Forbes Limited. He is on the board of the Nelson Mandela Foundation and the Commonwealth Business Council.

Lord Renwick of Clifton, Non-executive Director

Lord Renwick of Clifton served as British Ambassador to South Africa from 1987 to 1991 and as British Ambassador to the United States from 1991 to 1995. He is currently Vice-Chairman, JP Morgan Cazenove Ltd, Chairman of Fluor Limited and a director of Compagnie Financière Richemont AG and BHP Billiton Plc.

The address of the Directors of SABMiller is: c/o SABMiller plc, SABMiller House, Church Street West, Woking, Surrey GU21 6HS, United Kingdom.

7.3 **Other directorships**

Save as set out below, the Directors have not held any directorships of any other company (other than companies in the SABMiller Group and companies which are subsidiaries of companies of which the Directors are also Directors) at any time in the last five years prior to the date of this document.

	Current directorships	Former directorships
J M Kahn	Kabrits Investments CC, Amalgamated Appliance Holdings Limited, Nat CC, Comair Limited, Cycad Financial Holdings Limited, Network Healthcare Holdings Limited, Tsogo Sun Holdings (Pty) Limited, PG Group Limited and Southern Suburbs Investment CC	First International Trust Limited, Liberty Life Group, Kafam Properties CC, Clinic Holdings Limited, Automakers Limited, BevCon Limited, Industrial Development Corporation of South Africa Limited, Iscor Limited, Johnnic, Khayalethu Home Loans (Pty) Limited, National Business Initiative, South African Housing Trust Limited, Standard Bank Investment Corporation Limited, Johnnies Industrial Corporation Limited, Iscor Limited and PGSI Limited
Geoffrey Bible	—	News Corporation Limited, Altria Group, Inc., New York Stock Exchange, Inc., Lincoln Center for the Performing Arts, Inc., Kraft Foods, Inc.
E A G Mackay	Brasseries et Glacieres Internationales Societe Anonyme, Brasseries et Glacieres Internationales Holdings Limited, China Resources Snow Breweries Limited, Tsogo Sun Holdings (Pty) Ltd, Reckitt Benckiser plc	The Standard Bank of South Africa Limited, Standard Bank Group Limited, Standard Bank London Limited
M I Wyman	Brasseries et Glacieres Internationales Societe Anonyme, Brasseries et Glacieres Internationales Holdings Limited, Tsogo Sun Holdings (Pty) Ltd	Rayburn Leasing & Investment CC, Gilcolm CC, Edgars Consolidated Stores Limited
Lord Fellowes	Cottesmore Court Management Co Limited, Orchid Cancer Appeal, Commonwealth Institute, Barclays Private Trust Ltd,	The Royal Collection Trust, Get Mapping plc, Degremont UK

	Current directorships	Former directorships
	Barclays Private Banking Services, Prison Reform Trust, Waddesdon Nominees Limited, Swan Nominees Limited, Zeban Nominees Limited	
P J Manser........................	Bestscape Limited, Intermediate Capital Group Ltd, Shaftesbury plc, Hiscox Investment Management Ltd, Colliers CRE plc, The Marwar Animal Protection Trust	CapitalShopping Centres plc, The Cancer Research Campaign, Delancey Estates plc, Buzzsoft Limited, Cancer Research Campaign Promotions Limited
J A Manzoni.....................	B.P. plc	
M Q Morland..................	East European Development Fund Limited, Lebanon Holdings, Oryx Fund Limited, FPP Emerging Hedge Fund No. 1 Limited, Blakeney Management Ltd, Blakeney Ltd, Blakeney General Partners Ltd, Social Security Bank Ltd	ACM Middle East Opportunities Fund, Gyakuvari Relative Value Fund, The Turkish Growth Fund, Foreign & Colonial Emerging Markets Investment Trust, Chelsea Value Partners Limited, Strategic African Telecom Investments Limited, African Plantations Corporation LDC, The Asian Technology Fund, India Liberalisation Fund, The Nile Growth Company, Oryx JIA
M C Ramaphosa..............	Future Africa Trading (Pty) Limited, Macsteel Holdings Limited, M-Cell Limited, SASRIA, Alexander Forbes Limited, Barberton Mines Limited, BDFM, The Bidvest Group Limited, Future Africa Investment Holdings (Pty) Ltd, Johnnic Holdings Limited, Kangra Coal (Pty) Limited, Shanduka Group (Pty) Limited, Shanduka Advisors (Pty) Limited, Shanduka Coal (Pty) Limited, Shanduka Fund Managers (Pty) Limited, Shanduka Gold (Pty) Limited, Shanduka Newsprint (Pty) Limited, Shanduka Properties (Pty) Limited, Shanduka Resources (Pty) Limited, MTN Holdings (Pty) Limited, Mobile	Commonwealth Partnership for Technology Management Limited, African Merchant Bank Limited, Anglo American, New Africa Investments Limited, New Africa Technology Holdings Limited, First National Bank Limited, JIC Mining Services (Pty) Ltd, Rebserve Holdings Limited, Rebserve Limited, Royal Food Services, TFMC, Minerals & Energy Policy Centre, Electoral Institute of Southern Africa, Bridgeport Properties, FirstRand Limited, Millennium Consolidated Investments (Pty) Limited, Royal Food Services, Bonheur 14 General Trading (Proprietary) Limited, Medscheme Limited, MTN

	Current directorships	Former directorships
	Telephone Networks (Pty) Ltd, Protea Security Services (Pty) Ltd, Standard Bank Group Limited, Standard Bank of South Africa Limited, Rentworks Africa (Pty) Ltd, TWBA Hunt Lascaris Holdings (Proprietary) Limited, Tutuwa Strategic Holdings 1 (Proprietary), Vancut Diamond Works (Pty) Ltd, Welgedacht Exploration Company Limited	Group Limited, Seardel Investment Corporation Limited, Secured Property Holdings (Pty) Ltd, South African Vehicle Registration System (Pty) Limited
Lord Renwick of Clifton ..	J.P. Morgan Europe, BHP Billiton plc, Fluor Corporation, Fluor Limited, Compagnie Financiere Richemont AG, Fleming Family and Partners Limited	Save & Prosper Limited, Liberty International Holdings PLC, Robert Fleming Holdings Limited, Harmony Gold Mining Company Limited, British Airways Limited

7.4 The Executive Committee

The following is a summary of the relevant business experience and principal business activities of the members of the Executive Committee who are not Directors of SABMiller.

Norman Adami, President and Chief Executive Officer, Miller Brewing Company (50)

BBusSc (hons), MBA. Mr Adami was appointed President and CEO of Miller in 2003. Before this appointment he spent nine years as Managing Director of SAB Limited and from 2000 to 2003 held the positions of Managing Director and Chairman. Mr Adami began his career with the Group in 1979 and held a number of senior positions within SAB Limited, including Regional and Operations Director, before his appointment to Managing Director in 1994.

Alan Clark, Managing Director, SABMiller Europe (45)

MA, DLitt et Phil. M Clark has served as Managing Director of SABMiller Europe since 2003. He joined SABMiller's subsidiary, SAB Limited, in 1990 as a Training and Development Manager. He has since held a number of senior posts in the Group, including Marketing Director of SAB Limited, Managing Director of Amalgamated Beverage Industries Ltd and Chairman of Appletiser South Africa (Pty) Ltd. Before joining SABMiller, Dr Clark practised as a clinical psychologist and lectured in psychology at Vista University in South Africa.

Sue Clark, Corporate Affairs Director (41)

BSc (hons), MBA. Ms Clark joined SABMiller in 2003, when she was appointed Corporate Affairs Director. Prior to this, she held a number of senior roles in UK companies, including Director of Corporate Affairs for Railtrack Group and Director of Corporate Affairs for Scottish Power plc.

Tony van Kralingen, Managing Director, SAB Limited (47)

BA (hons). Mr van Kralingen was appointed Managing Director of SAB Limited in 2003. Mr van Kralingen joined SABMiller in 1982 and subsequently held a number of senior

posts within the Group. These include Managing Director of Plzòsby Prazdroj A.S., Marketing Director for SAB Ltd and Operations Director (Northern Regions) for SAB Ltd.

Johann Nel, Human Resources Director (48)

BA (hons). Mr Nel became Director of Human Resources for the Group in 2002. He joined SABMiller's subsidiary, SAB Limited in 1997, being appointed Human Resources Director in 1998. Mr Nel previously owned a consulting organisation, and had worked with SAB Limited on various major strategy, organisational development and human resources projects since 1988. He has co-authored a book on managing productive change in organisations and was involved in initiatives to encourage business involvement in the democratisation of South Africa in the 1980s and 1990s.

André Parker, Managing Director, SABMiller Africa and Asia (54)

B Econ (hons). Mr Parker was appointed to his current position in 1994. Mr Parker joined the group in 1975, and has held a number of senior positions in marketing and general management within its African operations. These have included General Manager, The South African Breweries Central Region, and Managing Director, South African Breweries International Africa.

Mark Sherrington, Marketing Director (49)

BSoc Science (hons). Mr Sherrington was appointed Marketing Director in 2002. He joined SABMiller from the leading international marketing organisation, The Added Value Group, which he co-founded in 1988. Mr Sherrington has also written and published a book on growing brands using the marketing approaches and techniques which he developed during his time in consultancy. Previously, he worked at Unilever for 11 years, holding a number of senior marketing positions in Europe and internationally.

Andrew Tonkinson, Group Company Secretary (60)

BA, B Juris. Mr Tonkinson became Group Company Secretary of SAB Limited in 1992 after 16 years' service at The Lion Match Company, then a Group Subsidiary. He became Group Company Secretary of SABMiller (then known as South African Breweries plc) upon the Group's relisting on the London Stock Exchange in 1999. Prior to joining SABMiller, Mr Tonkinson worked for Syfrets Trust Ltd in South Africa for eight years.

7.5 **Confirmations**

At the date of this document none of the members of SABMiller's administrative, management or supervisory bodies or senior managers has:

(a) any convictions in relation to fraudulent offences for at least the previous five years prior to the date of this document;

(b) except as described at the end of this paragraph 7.5, been a member of the administrative, management, supervisory bodies or senior management of a company associated with any bankruptcies, receiverships or liquidations for at least the previous five years prior to the date of this document; or

(c) been subject to any official public incrimination and/or sanctioned by any statutory or regulatory authorities (including designated professional bodies) or been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company for at least the previous five years prior to the date of this document.

Ms Clark, SABMiller's Corporate Affairs Director, was a senior manager (Director of Corporate Affairs) at Railtrack PLC, which was taken into Railway Administration on 7 October 2001 under the terms of the Railways Act 1993 following an application to the High Court by the then Secretary of State for Transport.

7.6 **Conflict of interest**

The Directors nominated by Altria are Mr Bible and Ms De Lisi. Therefore potential conflicts of interest may arise between the duties owed by such Directors to SABMiller and their duties to Altria. However, the Altria Relationship Agreement provides certain safeguards to limit the effect of any such conflict.

The following Directors have interests which may give rise to a potential conflict of interest between them and SABMiller:

(a) Mr Ramaphosa is Chairman of Johnnic Holdings Ltd, which has a 9.5% equity interest in Tsogo Investment Holdings Limited and is the principal shareholder of Durban Add-ventures (Pty) Ltd, which in turn owns 40% of Tsogo Sun KwaZulu Natal (Pty) Ltd. The other 60% of Tsogo Sun KwaZulu Natal (Pty) Ltd is owned by Tsogo Sun Holdings (Pty) Ltd, in which the Group has a 49% shareholding;

(b) Lord Renwick of Clifton is Vice-Chairman, JPMorgan Cazenove Limited, an investment bank which has in the past three years had a material relationship with SABMiller;

(c) Lord Fellowes is Chairman of Barclays Private Banking, part of the Barclays Bank group, with which SABMiller has a material banking relationship; and

(d) Mr Morland is Chairman of Blakeney Management Limited, an investment management firm specialising in Africa, and is a director of a number of emerging market funds and of various companies active in Africa, some of which have or have had investments in companies which may compete with subsidiaries of SABMiller in certain emerging market jurisdictions.

These interests have been fully disclosed to the Board and the Board does not consider them to give rise to actual conflicts of interest.

Save as set out above, no Director has any potential conflict of interest between his or her duties to SABMiller and his or her private interests or other duties.

7.7 **Transactions with Directors**

No Director has, or has had, any interest in any transaction which is or was unusual in its nature or conditions or which is, or was, significant in relation to the business of the Group and which was effected by any member of the Group during the current or immediately preceding financial year, or during any earlier financial year, and remains in any respect outstanding or unperformed.

7.8 **Arm's length transactions**

No members of the Group have entered into any transactions during the 2004 and 2005 financial year other than in SABMiller's ordinary course of business and on arm's length terms.

No outstanding loans or guarantees have been granted by any member of the Group to any of the Directors.

8. Corporate Governance

SABMiller is guided by the letter and spirit of the values expressed in the Combined Code. Account is also taken of institutional shareholder and government rules and guidance on disclosure and shareholder authorisation, including regional government initiatives such as the King Code of Corporate Practice and Conduct 2002 in South Africa.

8.1 Independence of the Directors of the Board

Effect of the Transaction

Following the Transaction, SABMiller may no longer comply with all of the independence requirements of the Combined Code, having been compliant as these requirements apply to the constitution of the Board.

The Board considers Mr Morland, Lord Fellowes, Mr Manser, Mr Manzoni and Mr Ramaphosa as being independent. Mr Ramaphosa is Chairman of Johnnic Holdings Ltd, which has a 9.5% equity interest in Tsogo Investment Holdings Limited and is the principal shareholder of Durban Add-ventures (Pty) Ltd, which in turn owns 40% of Tsogo Sun KwaZulu Natal (Pty) Ltd. The other 60% of Tsogo Sun KwaZulu Natal (Pty) Ltd is owned by Tsogo Sun Holdings (Pty) Ltd, in which the group has a 49% shareholding. However, the Board regards Mr Ramaphosa as being independent as it is the opinion of the board that this minor relationship does not affect Mr Ramaphosa's independence in the context of his work on the Board.

Following Completion, BevCo LLC will have the right to nominate two non-executive Directors for appointment to the Board. If BevCo LLC exercises its right to nominate two non-executive Directors of the Board, these Directors will not be "independent" for the purposes of the Combined Code and, as a result, half the Board (excluding the Chairman) will not be independent and the Board will no longer satisfy the independence requirement of the Combined Code. The Board believes this departure from the Combined Code is justified in light of the strategic importance of the Transaction.

The independent Directors

The senior independent Director is Lord Fellowes. Lord Fellowes serves as an additional contact point for Shareholders should they feel that their concerns are not being addressed through the normal channels. Lord Fellowes is, furthermore, available to fellow non-executive Directors, either individually or collectively, should they wish to discuss matters of concern in a forum that does not include executive Directors or the management of SABMiller. In the last financial year the Chairman hosted two meetings of non-executive Directors, without the executive Directors present. Lord Fellowes has in addition, held a meeting of non-executive Directors without the presence of the Chairman. Lord Fellowes is chairman of the Corporate Accountability and Risk Assurance Committee. He also serves on the Audit, Remuneration, and Nomination Committees and, as such, is well placed to influence the governance of SABMiller and meet the expectations attaching to the role of senior independent Director.

There are no family relationships between the members of the Board.

The Board has five independent Directors (out of a current pre-Transaction total of ten Directors excluding the Chairman) as defined by the Combined Code. A number of steps have been taken to expand the independent constituents of the Board and its committees. First, in order to assist SABMiller in its compliance with the Combined Code, Altria has agreed that, for the foreseeable future, the size of the Board need not be reduced to 11. Secondly, Altria has agreed that it would not, for the time being, exercise its right to nominate a third director to the Board following the retirement of Mr Camilleri from the Board (which took place with effect from the 2004 AGM). Thirdly, Mr Manzoni joined the board as a non-executive director on 1 August 2004. Mr Manzoni is an independent Director, whose appointment followed the retirement from the Board with effect from the 2004 AGM of Mr Levett, a non-executive director who was not independent. These changes, and the support of Altria, have enhanced the independence of the Board. In addition in August 2004, as neither Lord Renwick nor Mr Kahn are considered independent for purposes of the Combined Code, Mr Kahn

stood down from the Remuneration Committee and Lord Renwick handed over the chairmanship of that Committee to Mr Morland, an independent Director. On 1 April 2005, Lord Renwick stepped down from the Remuneration Committee with Mr Manzoni joining the Committee. The Remuneration Committee is now comprised entirely of independent Directors, in compliance with the Combined Code.

Ms De Lisi, Altria's nominated member of the Audit Committee, is the only non-independent Director serving on that Committee. Mr Levett, who was not independent, was a member of the Committee until the end of July 2004. The Board has determined that, from 28 July 2005 (the date on which Mr Ning stood down from the Board), half the Board, excluding the chairman, are independent.

For the determination of independence for Combined Code purposes, the Board considers the following non-executive Directors not to be independent:

(a) Mr Bible and Ms De Lisi, as they are nominees of Altria, the Company's largest shareholder; and

(b) Lord Renwick of Clifton, because of his position with JP Morgan, an investment bank which has in the past three years had a material relationship with the Company.

8.2 **Committees of the Directors**

There are five SABMiller Board committees dealing with audit, remuneration, nominations, corporate accountability and risk assurance, and disclosure.

8.3 **The Audit Committee**

(a) **Terms of reference**

The following is a summary of the Audit Committee's terms of reference which have been approved by the Board. A complete version is available for download from SABMiller's website.

The Audit Committee is responsible for establishing formal and transparent arrangements for considering how it should apply financial reporting and internal control principles and for maintaining an appropriate relationship with SABMiller's auditors. Specifically, the Committee's duties include:

- To review, and challenge where necessary, the annual financial statements and interim and preliminary announcements before their submission to the Board for approval.
- To examine and review the internal control environment within the group and review the group's statement on internal control systems prior to endorsement by the Board.
- To make recommendations to the Board regarding the appointment, re-appointment and removal of the external auditors and to approve the remuneration and terms of engagement of the external auditors.
- To review annually the effectiveness of the internal audit function throughout the group in the context of the company's overall risk management system, with particular focus on the charter, annual work plans, activities, staffing, organisational and reporting structure and status of the function.
- To review the effectiveness of the system for monitoring compliance with laws and regulations (including the group's bi-annual letters of representation) and the results of management's investigation and follow-up (including disciplinary action) of any instances of non-compliance.

In February 2005 the Audit Committee reviewed its terms of reference and recommended certain changes to the same. These changes were considered and approved by the Board in April 2005.

(b) **Operation of the Audit Committee**

The Audit Committee reports its activities and makes recommendations to the Board. The Audit Committee discharges its responsibilities as they are defined in the Committee's terms of reference. It is involved in ensuring that appropriate controls and processes are in place to identify all significant business, strategic, statutory and financial risks and that these risks are being effectively monitored and managed. The Audit Committee has encouraged the review and upgrading of internal controls across the Group, which is in progress, with the target of achieving substantive compliance with the Sarbanes-Oxley standards applicable to foreign companies required to register with the SEC in the USA (although SABMiller is not currently required to register).

The Audit Committee has been engaged in ensuring that appropriate standards of governance, reporting and compliance are being met. It has also advised the Board on issues relating to the application of accounting standards as they relate to published financial information, in particular the transition to IFRS.

The Chief Internal Auditor has direct access to the Audit Committee Chairman. The Audit Committee has access to subsidiary internal audit practitioners. The reports of the Divisional Audit Committees are also available to the Audit Committee.

During the year, the Audit Committee met with the external auditors and the Chief Internal Auditor without management being present.

The Audit Committee critically reviews its own performance by means of a questionnaire which each member of the Committee completes independently. The Committee Chairman then reviews the responses and conducts one-to-one discussions with members of the Committee where he feels it is necessary. The results of the self-assessment and any action plans arising are then reported to the Board after discussion with the Chairman of the Board.

(c) **Composition**

Under the Relationship Agreement, Altria has the right to appoint one member of the Audit Committee. The Board considers the overall composition of the Audit Committee is appropriate, given Altria's interest as SABMiller's largest single shareholder, and is satisfied that, having regard to the terms of the Altria Relationship Agreement and to the experience and background in financial matters of the Director nominated by Altria as a member of the Audit Committee, the independence and effectiveness of the Audit Committee in discharging its functions in terms of the Combined Code is not compromised as a result. The Audit Committee is currently chaired by Mr Manser, who has been Chairman of the Committee since May 2002. Mr Manser qualified as a chartered accountant in 1964 and was made a Fellow of the Institute of Chartered Accountants in 1976. He has held the following senior positions: Managing Director of Jardine Fleming Hong Kong, Managing Director of the Save and Prosper Group, Group Chief Executive of Robert Fleming Holdings and Chairman of Robert Fleming Holdings Ltd.

The other members of the Audit Committee are Mr Morland who has been a member of the Committee from its first meeting on 13 April 1999, Lord Fellowes who was appointed to the Committee on 1 June 2001, and Ms De Lisi who was appointed on 4 September 2002. The Chairman has recent and relevant financial experience, as does Ms De Lisi who holds US accounting qualifications and has experience in treasury, finance and M&A

transactions. The secretary of the Audit Committee is Mr Tonkinson, the Group Company Secretary, or the Deputy Company Secretary.

(d) **Meetings and attendance**

The Audit Committee meets not less than three times a year. During the last financial year the Audit Committee met four times. The external auditors, the Chief Executive and the Chief Financial Officer were in attendance at each meeting by invitation. Other members of the management team attended as required.

8.4 **The Nomination Committee**

(a) **Terms of reference**

The Nomination Committee is empowered to consider the composition of the Board and its committees. It is asked to consider the retirement, appointment, and replacement of Directors, and is required to make appropriate recommendations to the Board.

(b) **Operation of the Nomination Committee**

The Nomination Committee evaluates the balance of skills, knowledge and experience of the Board. Appropriate succession plans for the executive Directors and senior management are also kept under review. The appointment of Mr Manzoni to the Board has increased the number of independent non-executive Directors.

(c) **Summary of appointment procedures**

Where non-executive vacancies arise, the Nomination Committee uses the services of external consultants in order to identify suitable candidates for the Board to consider. Candidates are short-listed for consideration by the Nomination Committee on the basis of their relevant corporate or professional skills and experience. Executive Directors are considered for appointment to the Board on the basis of their experience, skill and ability to contribute to the Group.

(d) **Composition**

During the financial year ended 31 March 2005, the Nomination Committee was chaired by Lord Renwick. The other members of the Nomination Committee were Mr Kahn, Lord Fellowes, Mr Morland, and Mr Manser. During the financial year Altria did not exercise its right to request that one of its nominated Directors be appointed as a member of the Nomination Committee.

8.5 **The Remuneration Committee**

(a) **Terms of reference**

The Remuneration Committee is empowered by the Board to set short, medium and long-term remuneration packages for the Chief Executive and Chief Financial Officer (the executive Directors of SABMiller) and is responsible for the assessment and approval of a broad remuneration strategy for the Group and for the operation of SABMiller's share-based incentive plans. This includes determination of short and long-term incentives for executives across the Group.

(b) **Operation of the Remuneration Committee**

The Remuneration Committee implements the strategy of ensuring that employees and executives are rewarded for their contribution to the group's operating and financial performance at levels which take account of industry, market and country benchmarks. To assist the Remuneration Committee in fulfilling its responsibilities to the Board, SABMiller engages the services of consultants, Mercer Human Resource Consulting ("**Mercer**"), who also advise SABMiller on pensions matters and accounting for share-based incentive reward. Mercer has no other connection with SABMiller. At levels below SABMiller's Executive Committee, SABMiller's management consults, amongst others, Hay Consulting, Ernst & Young and Towers Perrin, on a project basis.

(c) **Composition**

Mr Morland is Chairman of the Remuneration Committee, succeeding Lord Renwick. The other members of the Remuneration Committee are Mr Manzoni, Lord Fellowes and Mr Manser. The Remuneration Committee consists entirely of independent Directors.

8.6 **The Corporate Accountability and Risk Assurance Committee ("CARAC")**

(a) **Terms of reference**

The objective of CARAC is to assist the Board in the discharge of its responsibilities in relation to corporate accountability, including: corporate social responsibility, corporate social investment and ethical commercial behaviour. CARAC focuses on company-specific industry issues which impact on communities. It monitors progress on corporate accountability through regular reports from across the Group, with areas of particular risk being the focus of separate presentations. CARAC reviews evolving stakeholder expectations of business and particularly perceptions of SABMiller's activities, strengthening the corporate social responsibility strategy accordingly.

(b) **Composition**

Lord Fellowes is Chairman of CARAC. Mr Kahn, Mr Mackay, Mr Manser, Mr Ramaphosa, Mr Wyman and Mr Manzoni serve as members. Additionally, the Director of Corporate Affairs, Ms Clark, meets regularly with the Chairman of CARAC to discuss implementation and planning issues.

8.7 **The Disclosure Committee**

(a) **Terms of reference**

The Disclosure Committee is a new standing committee of the Board which has been established as part of SABMiller's policy on the control and disclosure of inside information, in compliance with the new market abuse regime which came into effect on 1 July 2005 following the implementation of the EU Market Abuse Directive 2003/6/EC. The following is a summary of the Committee's terms of reference, as approved by the Board. The full version is under consideration and will, once approved, be available for download from SABMiller's website.

The Disclosure Committee is responsible for approving any announcements made by SABMiller and is assisted by SABMiller's internal inside information team. Specifically, the Disclosure Committee's duties include:

(i) assisting SABMiller in the review of and, if permitted by timing, formal approval of any announcement referred to them by the inside information team;

(ii) approving any announcement in accordance with the requirement to:

   (1) ensure that all disclosures made by SABMiller are accurate, complete and fairly present SABMiller's condition in all material respects; and

   (2) ensure that any announcement is in compliance with SABMiller's Inside Information Policy and all applicable laws, regulations, stock exchange requirements and market practice (where codified or otherwise);

(iii) ensuring that all disclosures are made as soon as possible;

(iv) contacting the FSA or the City Takeover Panel on Mergers and Acquisitions where appropriate; and

(v) maintaining and developing policies, procedures and controls supporting compliance with laws and regulations.

The Disclosure Committee may designate two or more of its members who can, acting together or alone, approve disclosures and announcements containing inside information when time does not permit the full Disclosure Committee to meet.

(b) **Operation of the Disclosure Committee**

The Disclosure Committee reports its activities and recommendations to the Board for consideration.

(c) **Composition**

The Disclosure Committee is made up of the Chairman (or his alternate), Chief Executive, Chief Financial Officer, the Senior Independent Director, and the Group Company Secretary.

9. Directors' interests in the Ordinary Shares prior to and following Completion

9.1 Directors' and other interests

(a) The beneficial interests of the Directors in the share capital of SABMiller as at 8 September 2005 are set out in the table below. These interests will not change as a result of the Transaction.

Director	Total pre-Transaction beneficial holding (as at 8 Sep. 2005)
JM Kahn	1,670,578
EAG Mackay	300,251
	2,431,224*
MI Wyman	313,898
	1,160,219*
GC Bible	—
NJ De Lisi	—
Lord Fellowes	1,000
John Manser	7,500
MQ Morland	14,800
JA Manzoni	—
MC Ramaphosa	4,000
Lord Renwick of Clifton	9,000

* Denotes additional interest in Ordinary Shares by way of employee share option schemes and/or performance share award scheme.

9.2 As at 31 August 2005, the latest practicable date prior to the publication of this document, no Director had any interest in the issued share capital of SABMiller (except as set out above) or will have any such interest following completion of the Transaction which would be required to be notified by the Director pursuant to section 324 and 328 of the Companies Act or required to be entered in the register of Directors' interests maintained under section 325 of the Companies Act or which will be interests of a connected person of a Director, which would, if the connected person were a Director be required to be so notified or entered and the existence of which is known to, or could by the exercise of reasonable diligence be ascertained by that Director.

9.3 As at 31 August 2005, the Directors together with other senior executives were potential beneficiaries in respect of a total of 3,563,370 Ordinary Shares held by the trustees of the EBTs.

9.4 As at 31 August 2005, the last practicable date prior to the publication to this document, the following options and rights over ordinary shares were outstanding under the various SABMiller employee share schemes.

(a) **SABMiller Mirror Executive Share Purchase Scheme—Outstanding Options**

The following options have been granted over Ordinary Shares pursuant to the above scheme and had not been exercised as at 31 August 2005.

Date of Grant	Ordinary Shares	Exercise price R	Earliest date to exercise	Latest date to exercise
29 May 1996	240,000	53.63	29.05.2001	29.05.2006
20 August 1996	35,000	50.43	20.08.2001	20.08.2006
28 May 1997	220,000	53.95	28.05.2002	28.05.2007
12 November 1997	40,000	53.10	12.11.2002	12.11.2007
19 January 1998	110,000	48.62	19.01.2003	19.01.2008
14 September 1998	104,000	32.84	14.09.2003	14.09.2008
11 November 1998	340,000	46.40	11.11.2003	11.11.2008
27 May 1999	97,500	50.90	27.05.2004	27.05.2009
25 November 1999	66,500	56.50	25.11.2004	25.11.2009
2 June 2000	430,000	43.09	02.06.2005	02.06.2010
1 December 2000	965,000	45.97	01.12.2005	01.12.2010
1 June 2001	347,500	59.15	01.06.2006	01.06.2011
30 November 2001	1,384,845	67.05	30.11.2006	30.11.2011
31 May 2002	398,300	80.05	31.05.2007	31.05.2012
22 November 2002	1,664,575	67.17	22.11.2007	22.11.2012
23 May 2003	946,164	53.30	23.05.2008	23.05.2013
21 November 2003	1,042,000	62.55	21.11.2008	21.11.2013
21 May 2004	833,500	78.30	21.05.2009	21.05.2014
19 November 2004	1,142,000	96.25	19.11.2009	19.11.2014
18 February 2005	70,000	93.25	18.02.2010	18.02.2015
20 May 2005	1,156,799	96.95	20.05.2010	20.05.2015
Total	11,633,683			

(b) **SABMiller Executive Share Option (No.2) Scheme—Outstanding Options**

The following options have been granted over Ordinary Shares pursuant to the above scheme and had not been exercised as at 31 August 2005.

Date of Grant	Ordinary Shares	Exercise price £	Earliest date to exercise	Latest date to exercise
9 March 1999	206,989	4.85	09.03.2002	09.03.2009
27 May 1999	41,244	5.17	27.05.2002	27.05.2009
2 June 2000	437,927	4.11	02.06.2003	02.06.2010
1 December 2000	40,284	4.22	01.12.2003	01.12.2010
1 June 2001	614,948	5.16	01.06.2004	01.06.2011
30 November 2001	54,210	4.72	30.11.2004	30.11.2011
31 May 2002	1,083,441	5.705	31.05.2005	31.05.2012
4 September 2002	159,468	4.515	04.09.2005	04.09.2012
22 November 2002	207,000	4.40	22.11.2005	22.11.2012
23 May 2003	2,055,675	4.1575	23.05.2006	23.05.2013
21 November 2003	320,440	5.537	21.11.2006	21.11.2013
21 May 2004	1,812,203	6.605	21.05.2007	21.05.2014
19 November 2004	189,054	8.7	19.11.2007	19.11.2014
20 May 2005	1,866,911	8.28	20.05.2008	20.05.2015
Total	9,089,794			

(c) **SABMiller Approved Share Option Scheme (UK)—Outstanding Options**

The following options have been granted over Ordinary Shares pursuant to the above scheme and had not been exercised as at 31 August 2005.

Date of Grant	Ordinary Shares	Exercise price £	Earliest date to exercise	Latest date to exercise
16 March 1999	22,344	5.370	16.03.2002	16.03.2009
2 June 2000	7,299	4.110	02.06.2003	02.06.2010
1 December 2000	7,109	4.220	01.12.2003	01.12.2010
30 November 2001	6,356	4.720	30.11.2004	30.11.2011
31 May 2002	21,036	5.705	31.05.2005	31.05.2012
4 September 2002	6,645	4.515	04.09.2005	04.09.2012
22 November 2002	34,090	4.400	22.11.2005	22.11.2012
23 May 2003	21,648	4.158	23.05.2006	23.05.2013
21 November 2003	54,617	5.537	21.11.2006	21.11.2013
21 May 2004	40,462	6.605	21.05.2007	21.05.2014
19 November 2004	19,350	8.700	19.11.2007	19.11.2014
20 May 2005	100,500	8.280	20.05.2008	20.05.2015
Total	341,456			

(d) **SABMiller Share Award Scheme—Awards That Remain Conditional**

The following conditional awards of Ordinary Shares have been made pursuant to the above scheme and had not vested as at 31 August 2005.

Date of Grant	Award (Ordinary shares)	Exercise price £	Date by which performance condition must be met	Potential Additional 50% Allocation*	Award Shares Must Be Retained Until
1 June 2001		Nil		74,963	01.06.2006
30 November 2001		Nil		3,465	30.11.2006
31 May 2002		Nil		127,165	31.05.2007
9 July 2002		Nil		200,000	09.07.2007
1 August 2002		Nil		100,000	01.08.2007
1 September 2002	109,770	Nil	01.09.2005	54,885	
23 May 2003	586,630	Nil	23.05.2006	293,315	
21 May 2004	382,627	Nil	21.05.2007	191,314	
19 November 2004	100,000	Nil	19.11.2009	50,000	
20 May 2005	357,654	Nil	20.05.2008	178,827	
Total	1,536,681			1,273,933	

* Additional 50% allocation subject to retention of original award for a period of 2 years after original award becomes unconditional.

SABMiller Share Award Scheme (Sub Scheme)—Awards That Remain Conditional

Date of Grant	Target number of Ordinary Shares	Exercise price £	Date by which performance condition had to be met
1 April 2004	286,430	Nil	3 year cycle
1 April 2004	221,684	Nil	2 year cycle
1 April 2005	213,560	Nil	3 year cycle
	721,674		

(e) **SABMiller International Employee Share Scheme—Outstanding Options**

The following options have been granted over Ordinary Shares pursuant to the above scheme and had not been exercised as at 31 August 2005.

Date of Grant	Ordinary Shares	Exercise price £	Partial Vesting date from
1 January 2003	1,236,646	4.16	01.01.2004
21 May 2004	1,204,318	6.61	21.05.2005
21 May 2004**	5,000	6.61	21.05.2007
19 November 2004**	120,000	8.70	19.11.2007
20 May 2005	1,138,172	8.28	20.05.2006
20 May 2005**	5,000	8.28	20.05.2008
	3,709,136		

** Hong Kong and China sub-scheme.

(f) **International Employees Stock Appreciation Rights Scheme—Outstanding SARS**

The following stock appreciation rights have been granted pursuant to the above scheme and had not been exercised as at 31 August 2005.

Date of Grant	SARS	Exercise price £	Partial Vesting date from
1 January 2003	2,530,752	4.16	01.01.2004
21 November 2003	125,000	5.54	21.11.2004
21 May 2004	2,618,039	6.61	21.05.2005
20 May 2005	1,941,750	8.28	20.05.2006
	7,215,541		

This scheme is a cash-based "phantom" scheme that grants stock appreciation rights as opposed to rights over ordinary shares in SABMiller.

9.10 Remuneration policies

The overall policy of the Remuneration Committee has been to ensure that executive Directors and senior managers are rewarded for their contribution to the Group's operating and financial performance at levels which take account of industry, market and country benchmarks.

The basic objective of the policy is that members of the executive committee should receive remuneration which is appropriate to their scale of responsibility and performance and which will attract, motivate and retain individuals of the necessary calibre. The Remuneration Committee takes account of the necessity of being competitive in the different parts of the world in which SABMiller operates, particularly with regard to comparators in the USA. SABMiller intends to take this policy forward.

The Remuneration Committee has implemented its policy agreeing a remuneration package for each Director comprised of annual base salary, an annual cash bonus plan, long-term incentives through participation in the Employees' Share Schemes, pension contributions, other security and health benefits and benefits in kind. The base salaries, pensions and other benefits provided are intended to establish a level of "fixed" pay which is competitive with its chosen comparators. The variable pay elements provided by short-term and long-term incentives form a significant proportion of executive Directors' pay and are intended to provide superior total pay opportunities if SABMiller's and each individual's performance merits that.

9.11 Incentivisation of Executive Directors

The short-term and long-term incentives provided to the executive Directors have been based on multiples of base pay and have been provided under the Employees' Share Schemes, details of which are set out in paragraph 16 of *"Part XII—Additional Information"*. In order to align with the interests of Shareholders, share incentives are considered to be critical elements of executive remuneration policy. The Remuneration Committee considers that all elements of the package are of equal importance in supporting the Group's remuneration policy.

In setting remuneration for the executive Directors and other members of the executive committee, the Remuneration Committee takes into consideration the pay levels of UK companies of comparable size to SABMiller. It also takes into account pay levels and practices in SABMiller's principal international competitors and in companies in the US and South Africa comparable to its divisions in those countries.

SABMiller has a spread of business across many geographically diverse, developing and developed country markets, often in local partnership in new markets. The Remuneration Committee takes the view that to report and seek to analyse comparisons between higher and lower paid employees will serve no meaningful purpose.

The Remuneration Committee continuously reviews its approach to determining pay and the structure of pay arrangements for the executive Directors and members of the executive committee, taking account of the views of institutions. In particular, the Remuneration Committee considered the retesting of the performance condition for vesting of options granted under the Approved and Unapproved Option Schemes (as defined on pages 202 and 204) and decided that, as limited retesting (from a fixed base) had only been introduced in 2002 with the changes in operation of those plans, it was not appropriate yet to move to a single test but this would be kept under review.

In this regard, the Remuneration Committee is mindful that SABMiller's executives in the Americas, Africa and China have annual performance and potential assessments which directly affect the quantum of share options granted to them annually under the Share Purchase Scheme and the International Share Scheme. In line with US and South African practice, these options have no further performance hurdles but vest on a time basis. The Remuneration Committee is reluctant to increase the competitive disadvantage for the UK (and other) executives, who undergo similar annual assessments but receive performance-conditioned options through the Approved and Unapproved Schemes, by removing the limited retesting facility.

There is a continuing debate about the appropriateness of the comparator group of brewers against which SABMiller measures its total shareholder return ("**TSR**") for awards under the Share Award Scheme (as defined on page 205). Taking account of advice from Mercer and the Group Chief Financial Officer, the Remuneration Committee agreed at its meeting in February 2005 to make future share awards subject to TSR performance relative to a group of companies and to keep under review the continued relevance of that group. This adjustment aligns these performance peers with those identified as competitors within or for its markets internationally, allowing for rationalisation in the global beverage industry.

The Remuneration Committee considered the question of adding the value of the dividends paid on Ordinary Shares during the performance period to share awards, with a corresponding adjustment to the initial value of awards. It does not intend to do this as it is not clear that there is any net incentive benefit.

Details of the remuneration and benefits in kind granted to the executive Directors are set out in paragraph 10 below.

The Directors are entitled to participate in SABMiller's Employees' Share Schemes. These currently include the SAB Approved Executive Share Option Scheme, the SAB Executive Share Option (No. 2) Scheme and the SAB Share Award Scheme. Further details of these schemes are set out in paragraph 16 of this *"Part XII—Additional Information"*. The Remuneration Committee policy in respect of the operation of these schemes is set out in paragraph 9.10 above.

The Lord Fellowes, Lord Renwick of Clifton and Messrs Morland, Kahn, Slack, Levett, Strauss and Ramaphosa have accepted letters of appointment as non-executive Board members dated 23 February 1999. Mr. Manser has accepted a letter of appointment as non-executive Director dated 20 June 2001.

Details of the annual fees and other benefits received by the non-executive Directors are set out in paragraph 10.1 below.

Further details of the executive Directors' emoluments are set out in section 10 of *"Part XII—Additional Information"*.

10. Directors' service contracts and letters of appointment

10.1 The aggregate of the remuneration paid and benefits in kind granted to the Directors (including all employer contributions to healthcare, life cover, disability cover and retirement contributions) by members of the Group, distinguishing between executive and non-executive Directors, amounted in total to £3,305,795 for the year ended 31 March 2005 and were as follows:

Name	Salary/ fees £	2004 salary/ fees £	Expense allow-ances £	Benefits* £	Total (excl. bonus) £	2005 bonus £	2005** total £	2004 total £
Executive Directors								
EAG Mackay	735,000	731,400	—	81,365	816,365	735,000	1,551,365	1,604,814
MI Wyman	450,000	428,930	3,700	68,596	522,296	335,000	857,296	906,649
Total (A)	—	—	—	—	—	—	2,408,661	2,511,463
Non-executive Directors								
GC Bible	—	—	—	—	—	—	—	—
NJ De Lisi	—	—	—	—	—	—	—	—
LC Camilleri	—	—	—	—	—	—	—	—
Lord Fellowes	71,834	63,500	—	276	—	—	72,110	63,869
JM Kahn	146,667	130,000	—	3,589	—	—	150,256	135,373
MJ Levett	14,045	42,500	—	—	—	—	14,045	42,500
PJ Manser	66,833	58,500	—	123	—	—	66,956	58,869
JA Manzoni	30,000	—	—	—	—	—	30,000	—
Ning Gaoning	42,500	37,500	—	—	—	—	42,500	37,500
MQ Morland	59,833	47,500	—	267	—	—	60,100	47,856
MC Ramaphosa	47,500	42,500	—	—	—	—	47,500	42,500
Lord Renwick of Clifton	58,167	56,500	—	—	—	—	58,167	56,500
Total (B)							541,634	484,967
Grand total (A+B)							2,950,295	2,996,430

Mr Bible and Mrs De Lisi have waived their fees.

Note on past executive Directors: Mr Levett and Mr Camilleri both stepped down from the Board at the 2004 AGM. Mr Camilleri waived all his fees from the date of his appointment until the end of July 2004. Mr Levett's fees cover the period from 1 April 2004 until the end of July 2004. Mr Gaoning stepped down from the Board at the 2005 AGM.

* The items included within benefits are given on page 197.

** The total emoluments reported for 2005 exclude retirement contributions made by SABMiller to the pension schemes which in 2004 were paid as salary supplement included within total emoluments. Retirement contributions were paid on behalf of Mr Mackay and Mr Wyman to the extent allowed by the earnings cap, in the amounts of £57,528 (2004: £5,436) and £64,260 (2004; £58,440) respectively and contributions in excess of the earnings cap were £162,972 (2004: £50,400) and £70,740 (2004: £3,930) respectively. During the year, the group's apartment in London was made available to Mr Mackay to occupy intermittently, subject to tax on this use for his account. Mr Mackay receives an annual fee of £60,000 which he is permitted to retain, relating to his appointment as a non-executive director of Reckitt Benckiser plc. A proportion of this fee is applied to the purchase of Reckitt Benckiser plc ordinary shares. From the date of his appointment on 25 February 2005 and up until 31 March 2005, he will have received a pro-rata amount of the annual fee.

10.2 Executive Directors' service contracts and other benefits

Service contracts

Service contracts of all the executives are renewable annually on a rolling basis. Notice to be given by the executives to SABMiller or its subsidiaries under their contracts is 12 months. Notice to be given by SABMiller to the executives is 12 months. Mr Mackay and Mr Wyman have service contracts with SABMiller.

Under the service contracts with SABMiller, a payment in lieu of notice may be made on termination of employment. Such payment shall be calculated by reference to the executive's base salary plus company pension contributions for the relevant period, less any deduction considered by SABMiller to be appropriate and reasonable to take account of accelerated receipt and the executive's duty to mitigate his loss.

Details of the executive Directors' service contracts are noted below:

Director	Execution date of service contract	Date first appointed to the board	Date last re-elected as a director	Date next due for re-election
EAG Mackay	27/02/99	08/02/99	28/07/05	July 08
MI Wyman	26/02/99	08/02/99	29/07/04	July 07

Other benefits

The executive Directors are provided with medical insurance, permanent health insurance, company car or car allowance (at their choice) and death in service benefit.

10.3 Non-executive Directors' letters of appointment and other benefits

(a) Fees

Fees for the Chairman and the other non-executive Directors were changed from 1 August 2004:

(i) the annual rate of fees for the Chairman was increased to £150,000 in respect of his duties as Chairman;

(ii) the basic annual rate of fees for each other non-executive Director is £45,000 (2004: £37,500); and

(iii) for membership of each of the Audit, Remuneration, Nomination and CARAC committees over a full year, a non-executive Director will receive a fee of £7,000 (2004: £5,000), £6,000 (2004: £5,000), £0 (2004: £0) and £5,000 (2004: £5,000) respectively; as chair of the audit, remuneration, nomination or CARAC committees a non-executive Director will receive an inclusive fee of £15,000 (2004: £11,000), £14,000 (2004: £11,000), £8,000 (2004: £8,000) and £13,000 (2004: £11,000) respectively, over a full year.

As senior non-executive Director, Lord Fellowes receives an additional fee for this role of £5,000 p.a. The Chairman is provided with access to an office, a secretary and a car.

The non-executive Directors do not participate in any of the open incentive schemes, nor do they receive any other benefits or pension rights. Non-executive Directors do not have service contracts. Their appointment can be terminated in accordance with their letters of appointment without giving rise to any termination payments.

(b) **Term**

Details of the non-executive Directors' letters of appointment are noted below:

Director	Date appointed to the Board	Date of most recent letter of appointment	Date last elected/re-elected	Date next due for election/ re-election
GC Bible	01/08/02	27/09/02	30/07/03	July 06
NJ De Lisi	01/08/02	09/09/02	30/07/03	July 06
Lord Fellowes	08/02/99	23/02/99	30/07/03	July 06
JM Kahn	08/02/99	23/02/99	29/07/04	July 07
PJ Manser	01/06/01	20/06/01	29/07/04	July 07
JA Manzoni	01/08/04	12/05/04	28/07/05	July 08
MQ Morland..........	08/02/99	23/02/99	29/07/04	July 07
MC Ramaphosa	08/02/99	23/02/99	28/07/05	July 08
Lord Renwick of Clifton	08/02/99	23/02/99	30/07/03	July 06

Note: Mr Manzoni was appointed as an additional Director by the Board on 1 August 2004 and therefore held office until the 2005 AGM when he was elected as a Director.

10.4 **Pensions**

It is SABMiller's policy to provide occupational retirement funding schemes on a money purchase basis wherever possible so as to minimise the company's funding risk. Where feasible SABMiller applies this policy to its new acquisitions.

Following a thorough review of pension provision the Remuneration Committee had agreed that pension provision for the executive Directors and the other executive committee members was inadequate when compared with other UK companies of similar size. The rate of contribution from the company as a percentage of salaries paid in sterling was, therefore, increased from 15.6% to a maximum of 30% from 1 April 2004, was disclosed in last year's report and was subject to the shareholder vote on the Directors' remuneration report in 2004.

During the year SABMiller made contributions for the executive Directors to the SABMiller Executive Pension Scheme established as a self-administered money purchase scheme. Contributions were paid in respect of each executive Director's salary to the extent allowed by the earnings cap. Contributions in relation to salary above the earnings cap were credited in an unfunded corporate plan.

The value of contributions made to each executive Director during the financial year is included in the summary in paragraph 10.1.

11. Major Shareholders and related party transactions

Major Shareholders

11.1 SABMiller is not aware of any person who, prior to, or immediately following the publication of this document, directly or indirectly, jointly or severally, exercises or could exercise control over SABMiller or any arrangement the operation of which may, following the publication of this document, result in a change of control of SABMiller.

11.2 In so far as is known to SABMiller, as at 31 July 2005 (the latest practicable date prior to the publication of this document) and immediately following Completion, the following are or will be beneficially interested, directly or indirectly, in three % or more of

SABMiller's issued share capital or could directly or indirectly, jointly or severally exercise control over SABMiller:

Shareholder	Pre-Merger 31 July 2005	Post-Merger 12 October 2005 %
Altria Group, Inc. (US): ordinary shares	23.8	28.8[1]
Altria Group, Inc. (US): Economic Interest[2]	33.8	28.8[1]
Public Investment Commissioners (SA)	8.7	6.4
Old Mutual Asset Managers (SA)	4.6	3.2
Barclays plc (US/UK)	5.2	3.9
Legal & General Investment Mgmt Ltd (UK)	3.8	2.8
BevCo LLC	—	15.0

(1) Assuming full conversion of all Altria's Convertible Participating Shares into Ordinary Shares at Completion.

(2) Although Altria's shareholding consists in part of low-voting convertible shares, its total shareholding entitled it to receive 33.8% of all dividends or other distributions of SABMiller.

11.3 Apart from Altria, no other shareholder which holds a notifiable interest as set out above has different voting rights to that of the other shareholders.

Related party transactions

11.4 On 30 May 2002, SABMiller entered into the Altria Transaction Agreement with Altria and Miller, under which a subsidiary of SABMiller was merged into Miller on 9 July 2002 in consideration for the issue by SABMiller of 234,948,770 Ordinary Shares and 195,051,230 Convertible Participating Shares, representing a 24.99% voting shareholding and an approximate 36% Economic Interest in SABMiller's share capital. The current relationship between SABMiller and Altria is principally governed by the Altria Relationship Agreement, but the Altria Tax Matters Agreement also contains provisions regarding their current relationship. Summaries of these agreements are set out on pages 91 to 95 (incl.) of the SABMiller Offering Memorandum which is incorporated by reference into this document.

11.5 As noted above, a separate resolution is being proposed at the Extraordinary General Meeting to approve certain amendments to the Altria Relationship Agreement. These amendments will ensure that Altria will have the right to nominate the same number of representatives for appointment as non-executive Directors of SABMiller at the same levels of Economic Interest as BevCo LLC, and will ensure a degree of equality of treatment between Altria and BevCo LLC as significant non-portfolio shareholders of SABMiller. At the same time, the parties are taking the opportunity to make number of other changes to the Altria Relationship Agreement to remove a number of provisions which have expired in accordance with their terms, and to permit Altria to convert all of its Convertible Participating Shares into Ordinary Shares, as the rationale for Altria holding part of its Economic Interest in SABMiller in the form of a separate class of low voting convertible shares will cease to apply following completion of the Transaction. Consequential changes are also being proposed to the Articles of Association of SABMiller.

As Altria is a substantial shareholder in SABMiller, the amendment of the Altria Relationship Agreement is a related party transaction for the purposes of the Listing Rules, and the amendment will therefore require the approval of shareholders. Altria's representatives on the Board have not taken part in the discussions concerning the amendment, and have not taken part in the recommendation to shareholders to approve the amendment, and Altria will not vote any of its shares in SABMiller on the resolution to approve the amendment.

In the event the amendment is not approved by shareholders, Altria will not be bound to vote in favour of the resolution to approve the Transaction, but if Altria does nonetheless vote in favour of that resolution, SABMiller will use all reasonable efforts to obtain approval of the amendment at the next meeting of SABMiller shareholders.

11.6 See Note 35 on page 112 of the SABMiller Annual Report for the year ended 31 March 2005 for information on additional related party transactions for the year ended 31 March 2003 and 2004 which is incorporated by reference into this document.

12. Auditors and nature of financial information

12.1 SABMiller

(a) The SABMiller Annual Accounts for each of the years ended 31 March 2003, 2004 and 2005 were audited by PricewaterhouseCoopers LLP of 1 Embankment Place, London WC2N 6RH England. The auditors of SABMiller are PricewaterhouseCoopers LLP, Chartered Accountants of 1 Embankment Place, London WC2N 6RH England;

(b) the restatement of financial information under IFRS for the year ended 31 March 2005 has not been audited;

(c) the financial information in relation to SABMiller contained in this document does not constitute statutory accounts for the purposes of section 240(5) of the Companies Act; and

(d) PricewaterhouseCoopers LLP has made reports under section 235 of the Companies Act on the financial statements of SABMiller for the years ended 31 March 2003, 2004 and 2005 which were unqualified and did not contain any statement as is described in section 237(2) or (3) of the Companies Act. Statutory accounts of SABMiller have been delivered to the Registrar of Companies for each of the three financial years ended 31 March 2003, 2004 and 2005.

12.2 Bavaria

(a) The annual audited accounts of Bavaria for each of the years ended 31 December 2002, 2003 and 2004 were audited by PricewaterhouseCoopers Ltda. The auditors of Bavaria (as at the date of this document) are PricewaterhouseCoopers Ltda;

(b) the accounts of Bavaria for the half year ended 30 June 2005 included in *"Part IX—Financial Information on BevCo"* have not been audited; and

(c) the audit reports made by PricewaterhouseCoopers Ltda on the annual accounts of Bavaria for the years ended 31 December 2002, 2003 and 2004 were unqualified.

13. Significant change

13.1 There has been no significant change in the financial or trading position of the Group since 31 March 2005 (the date to which the financial information in the 2005 SABMiller Annual Report was made up).

13.2 There has been no significant change in the financial or trading position of the BevCo Group since 31 December 2004 (the date to which the latest financial information in *"Section A of Part IX—Financial Information on BevCo and Bavaria"* of this document was made up).

14. Mandatory bids, squeeze-out and sell-out rules in relation to SABMiller Ordinary Shares

14.1 Mandatory bid

The City Code will apply to SABMiller. Under the City Code, if an acquisition of SABMiller shares were to increase the aggregate holding of the acquirer and its concert parties to shares carrying 30% or more of the voting rights in SABMiller, the acquirer and, depending on the circumstances, its concert parties, would be required (except with the consent of the Panel) to make a cash offer for the outstanding shares in SABMiller at a price not less than the highest price paid for SABMiller shares by the acquiror or its concert parties during the previous 12 months. This requirement would also be triggered by any acquisition of shares by a person holding (together with its concert parties) shares carrying between 30 and 50% of the voting in SABMiller if the effect of such acquisition were to increase that person's percentage of the voting rights.

14.2 Squeeze-out

Under the Companies Act, if an offeror were to acquire 90% of the SABMiller shares within four months of making its offer, it could then compulsorily acquire the remaining 10%. It would do so by sending a notice to outstanding shareholders telling them that it will be compulsorily acquiring their shares and then, six weeks later, it would execute a transfer of the outstanding shares in its favour and pay the consideration to SABMiller, which would hold the consideration on trust for outstanding shareholders. The consideration offered to the shareholders whose shares are compulsorily acquired under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

14.3 Sell-out

The Companies Act also gives minority shareholders in SABMiller a right to be bought out in certain circumstances by an offeror who had made a takeover offer. If a takeover offer related to all the shares in SABMiller, and at any time before the end of the period within which the offer could be accepted the offeror held or had agreed to acquire not less than 90% of the SABMiller shares, any holder of shares to which the offer related who had not accepted the offer could by a written communication to the offeror require it to acquire those shares.

The offeror would be required to give any shareholder notice of his right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of minority shareholders to be bought out, but that period cannot end less than three months after the end of the acceptance period. If a shareholder exercises his rights, the offeror is entitled and bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

15. Public takeover bids occurring in the last and current financial years

There have been no public takeover bids by third parties in respect of the share capital of SABMiller in the last or current financial year.

16. Employees' Share Schemes

16.1 General

SABMiller operates the following employees' share schemes:

- the SABMiller Approved Share Option Scheme;
- the SABMiller Executive Share Option (No. 2) Scheme;
- the SABMiller Share Award Scheme;
- the SABMiller Mirror Executive Share Purchase Scheme;

- the SABMiller Executive Share Purchase Scheme (closed for new awards);
- the SABMiller plc International Employees' Share Scheme; and
- the SABMiller plc International Employee Stock Appreciation Rights Scheme.

Details of these schemes are set out in this paragraph.

16.2 **Summary of the principal features of the SABMiller Approved Share Option Scheme (the "Approved Option Scheme")**

The Approved Option Scheme is approved by the United Kingdom Inland Revenue under Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003 ("**Schedule 4**").

(a) **Administration**

The Approved Option Scheme is administered by the Remuneration Committee, a committee of non-executive Directors of SABMiller, in accordance with its rules.

(b) **Eligible employees**

Options may be granted to such employees and full-time Directors (being those Directors who are obliged to devote substantially the whole of their working time to the Group and in any event not less than 25 hours per week) of SABMiller or any of its participating subsidiaries as the Remuneration Committee shall select. The Committee may not select anyone who is within two years of normal contractual retirement age (unless SABMiller in general meeting shall waive such requirement) or has a material interest in SABMiller and is therefore prohibited from participating in the Approved Option Scheme by paragraph 9 of Schedule 4.

(c) **Grant of options over Ordinary Shares**

Options may be granted within the period of 42 days following (i) the preliminary announcement of the annual or half yearly results of SABMiller, (ii) the expiry of any restrictions on the grant of options by SABMiller, (iii) the announcement or coming into force of any amendments to legislation affecting share option schemes, or (iv) at any other time if the Remuneration Committee in its absolute discretion determines that the circumstances are sufficiently exceptional to justify the grant of an option. No option may be granted later than 10 years from the date of adoption of the Approved Option Scheme. Options granted under the Approved Option Scheme are personal to the option holder and may not be transferred. Benefits under the Approved Option Scheme are not pensionable.

(d) **Exercise price**

The price at which options may be exercised is determined by the Remuneration Committee and may not be less than the greater of:

(i) in the case of options to subscribe Ordinary Shares, the nominal value of an Ordinary Share; and

(ii) at any time when the Ordinary Shares are listed, the middle-market quotation of an Ordinary Share as derived from the Official List of the London Stock Exchange on the dealing day immediately preceding the date of grant of an option (or if the Remuneration Committee so determines, the average of such quotations for the three dealing days immediately preceding the date of grant of an option).

(iii) No consideration is payable for the grant of an option.

(e) **Limits**

The Approved Option Scheme is subject to the following limits:

(i) no option may be granted if, as a result, the aggregate number of Ordinary Shares issued and issuable pursuant to options granted under the Approved Option Scheme or any other executive share option scheme adopted by SABMiller in general meeting would in any period of 10 years following the first admission of SABMiller to the Official List exceed 5% of the issued ordinary share capital of SABMiller from time to time;

(ii) no option may be granted if, as a result, the aggregate number of Ordinary Shares issued and issuable pursuant to options granted under the Approved Option Scheme, or under any other employees' share scheme adopted by SABMiller in general meeting would in any period of 10 years following the first admission of SABMiller to the Official List exceed 10% of the issued ordinary share capital of SABMiller from time to time; and

(iii) no option may be granted to any person if as a result the aggregate exercise price of Ordinary Shares issuable pursuant to options granted to that person under the Approved Option Scheme and any other United Kingdom Inland Revenue approved executive share option scheme exceeds £30,000.

(f) **Exercise of options**

(i) An option will not normally be exercisable before the expiry of three years from the date of grant. An option may be exercisable earlier if the option holder dies, if the option holder's employment terminates by reason of injury, disability, ill-health, redundancy, retirement at normal retirement age or early retirement, or his employer ceases to be a member of the Group, or because the business in which he is employed is transferred out of the Group. If an option holder ceases to be employed for any other reason his options will lapse unless the Remuneration Committee determines otherwise. Options will lapse on the expiry of 10 years from the date of grant. Special provisions governing the exercise of options apply in the event of a takeover or liquidation of SABMiller;

(ii) In accordance with the Joint Statement issued by the United Kingdom National Association of Pension Funds and Association of British Insurers, the Remuneration Committee on the date of grant of any option will specify the objective performance target(s) which must be satisfied prior to the exercise of such option. Options will not normally be exercisable unless over the three year period from the date of grant there has been a significant and sustained improvement in the underlying financial performance of SABMiller. Performance may currently only be retested after the fourth and fifth anniversaries of the date of grant.

(g) **Ordinary Shares**

Ordinary Shares issued on the exercise of an option will rank *pari passu* with existing Ordinary Shares except for any rights attached to such Ordinary Shares by reference to a record date prior to the date of allotment. SABMiller will use its reasonable endeavours to obtain admission for any Ordinary Shares so allotted to the Official List and to trading on the market for listed securities of the London Stock Exchange.

(h) **Share capital**

On any variation of the share capital of SABMiller by way of capitalisation or rights issue or by consolidation, sub-division or reduction of capital or otherwise, the Remuneration Committee may make such adjustments as it considers appropriate to the exercise price and/or the number of Ordinary Shares comprised in an option, provided that there is no increase in the exercise price or, in the case of options to subscribe for Ordinary Shares, reduction below nominal value. No such adjustment may be made without the prior written confirmation from SABMiller's auditors that it is in their opinion fair and reasonable. No adjustment shall be effective until approved by the United Kingdom Inland Revenue.

(i) **Amendments to the Approved Option Scheme**

The Remuneration Committee may amend the Approved Option Scheme at any time in any respect provided that no amendment shall be effective until it is approved by the United Kingdom Inland Revenue. The rules of the Approved Option Scheme relating to eligibility, limits on the number of Ordinary Shares available under the Approved Option Scheme, the basis for determining an eligible employee's participation and to the amendment of the Approved Option Scheme may not, however, be amended to the advantage of existing or future optionholders without the prior approval of SABMiller in general meeting except that the Committee may:

(i) make any amendments necessary to secure or maintain approval by the United Kingdom Inland Revenue and to obtain or maintain favourable taxation, exchange control or regulatory treatment of SABMiller, any of its subsidiaries or any optionholder; and

(ii) make minor amendments to benefit the administration of the Approved Option Scheme.

No amendment may be made to alter to the material disadvantage of any optionholder any rights already acquired by him without the consent of optionholders holding options over at least 75% of the Ordinary Shares under option under the Approved Option Scheme.

16.3 **Summary of the principal features of the SABMiller Executive Share Option (No. 2) Scheme (the "Unapproved Option Scheme")**

The Unapproved Option Scheme is not intended to be approved by the United Kingdom Inland Revenue. The rules of the Approved Option Scheme summarised in paragraph 16.2 above apply to the Unapproved Option Scheme unless otherwise specified. The main differences between the two schemes are summarised below.

(a) **Eligible employees**

The Remuneration Committee may select any director or employee of any member of the Group to participate in the Unapproved Option Scheme who is obliged to devote the whole or substantially the whole of his working time to the Group.

(b) **Limits**

An option may not be granted under the Unapproved Option Scheme to any person if at the time it is granted, it would cause the amount for which Ordinary Shares may be subscribed pursuant to options granted to that person, in the previous 10 years under the Unapproved Option Scheme or under any other executive share option scheme of SABMiller (excluding options which have been exercised) to exceed four times the annual earnings of that person as determined by the Remuneration Committee. The Remuneration Committee may revise this limit in line with prevailing market practice in the United Kingdom.

The limit described in paragraph 16.2(e)(iii) does not apply to the Unapproved Option Scheme.

16.4 **Summary of the principal features of the SABMiller Share Award Scheme (the "Award Scheme")**

The Award Scheme operates in conjunction with an employees' benefit trust, the SABMiller Employee Benefit Trust resident in Jersey. The Award Scheme is administered by an independent trustee (the "**Trustee**") having regard to recommendations made by the Remuneration Committee.

(a) **Eligible employees**

The Trustee may select any employee of the Group (including executive Directors) to participate in the Award Scheme and having regard to recommendations made by the Remuneration Committee.

(b) **Grant of awards**

An award may be either a provisional allocation of Ordinary Shares or the grant of an option with a nominal exercise price of £1 pursuant to the terms of the Award Scheme. Awards may be made within 42 days after (i) the announcement of the annual or half yearly results of SABMiller or (ii) at any time when the Trustee, having consulted the Remuneration Committee, determines that the circumstances are sufficiently exceptional to justify the making of an award.

The Trustee will determine when awards are to be made and the number of Ordinary Shares subject to each participant's award. The Trustee will also determine other terms of the award, including any performance criteria to be satisfied before Ordinary Shares subject to the award are released to a participant or the participant may exercise the award and when such Ordinary Shares may be released or the award exercised. Benefits under the Award Scheme are not pensionable.

(c) **Release of Ordinary Shares**

Ordinary Shares which are the subject of awards will normally be released on the third anniversary of the date of grant of the awards. Awards will not normally be released or exercised unless over the three years from the date of grant there has been a significant and sustained improvement in the underlying financial performance of SABMiller.

Ordinary Shares subject to an award will normally be released to or exercised by a participant provided any performance criteria to which it is subject are satisfied or, if the participant ceases to be employed by the Group by reason of death, retirement, injury, disability, redundancy, his employer ceasing to be a member of the Group, or because the business in which he is employed is transferred out of the Group. Special provisions governing the release of Ordinary Shares apply in the event of a takeover of SABMiller. In the case of provisional allocations, until Ordinary Shares are released, a participant has no legal right or entitlement to the Ordinary Shares. The Trustee may extend, reduce or waive conditions relating to the date of release of Ordinary Shares.

A participant's awards will lapse unless the Trustee determines otherwise if the participant ceases to be employed by the Group in any circumstances other than for the reasons listed above.

(d) **Adjustment of Awards**

The Trustee may at any time make such adjustments to any outstanding awards as it shall deem appropriate in the event of any capitalisation issue, rights issue, subdivision, consolidation or reduction or other variation in the share capital of

SABMiller. Any adjustment shall be subject to the auditors of SABMiller confirming that such adjustment is fair and reasonable.

(e) **Amendment**

The Trustee with the consent of the Remuneration Committee may make such amendments to the Award Scheme as it deems appropriate provided that:

(i) no such amendment may operate to affect adversely any right already acquired by a participant; and

(ii) the rules relating to eligibility, limits on the number of Ordinary Shares available under the Award Scheme, the basis for determining an eligible employee's participation and to the amendment of the Award Scheme may not be amended to the advantage of existing or future participants without the prior approval of SABMiller in general meeting except that the Trustee may make any amendments necessary to secure or maintain favourable taxation, exchange control or regulatory treatment of SABMiller, any of its subsidiaries or any participant and make minor amendments to benefit the administration of the Award Scheme.

(f) **Termination**

The Trustee may at any time having first consulted the Remuneration Committee, terminate the Award Scheme.

16.5 **Summary of the principal features of the SABMiller Mirror Executive Share Purchase Scheme (the "Share Purchase Scheme")**

The Share Purchase Scheme is operated by SABMiller which grants options under the Share Purchase Scheme through the Board.

Participants may be offered the opportunity to acquire (i) Ordinary Shares which are those held under a trust agreement described below ("**trust scheme shares**") or (ii) options to purchase or subscribe for Ordinary Shares ("**options**") or options to enter into an agreement with SABMiller to acquire Ordinary Shares ("**secondary options**"). Benefits under the Share Purchase Scheme are not pensionable.

(a) **Eligibility**

Any officer or other employee of those companies in the Group resident in South Africa (including those designated as such by the Board but excluding UK employees), may participate in the Share Purchase Scheme.

(b) **Limits**

The Share Purchase Scheme is subject to the following limits:

(i) no right may be granted if, as a result, the aggregate number of Ordinary Shares issued and issuable pursuant to rights granted under the Share Purchase Scheme or any other executive share option scheme adopted by SABMiller in general meeting would in any period of 10 years following the first admission of Ordinary Shares to the Official List exceed 5% of the issued ordinary share capital of SABMiller from time to time; and

(ii) no right may be granted if, as a result, the aggregate number of Ordinary Shares issued and issuable pursuant to rights granted under the Share Purchase Scheme, or under any other employees' share scheme adopted by SABMiller in general meeting would in any period of 10 years following the first admission of Ordinary Shares to the Official List exceed 10% of the issued ordinary share capital of SABMiller from time to time.

(c) **Trust scheme shares**

Participants are not required to make an initial payment for their trust scheme shares. The entire amount due in respect of trust scheme shares (the "**share debt**") is funded by the trust.

Trust scheme shares are registered in the name of participants and pledged in favour of the trust as security for the share debt.

The amount payable by participants for trust scheme shares is the greater of:

(i) the middle-market price of an ordinary share on JSE on the trading day immediately preceding the day on which the Board will have resolved to direct the trustees to issue invitations for applications for the purchase of the relevant trust scheme shares; and

(ii) the par value of the Ordinary Shares.

A participant's outstanding share debt bears interest at a rate and calculated on a basis determined by the Board. Dividends on trust scheme shares may be paid to the trust and be applied in payment of the interest. Any excess may be used:

(i) in payment to the participant of any income tax payable by the participant arising from his participation in the Share Purchase Scheme; and

(ii) in reduction of the participant's share debt.

A participant may not pay his share debt not earlier than the fifth anniversary and not later than the tenth anniversary of the date of acceptance of his application for the relevant trust scheme shares.

Trust scheme shares rank *pari passu* with the other issued Ordinary Shares. A participant is deemed to have renounced his entitlement to the rights accruing on trust scheme shares under any rights offer in favour of the trust.

If a participant's employment with the Group terminates:

(i) as a result of his lawful summary dismissal or on the grounds of his proven dishonest, fraudulent or grossly negligent conduct, then the agreement for the sale of his trust scheme shares will be cancelled;

(ii) as a result of his death or retirement by superannuation or for ill-heath or for any other reason approved by the Board, he or his executors will be entitled to pay his share debt within one year after such termination; or

(iii) for any reason other than the above, the participant will be entitled within a period of 90 days after such termination to pay the balance of his share debt attributable to the trust scheme shares for which he would have been entitled to pay and the sale of the remaining trust scheme shares will be cancelled,

provided that the Board in its absolute discretion may apply more favourable provisions.

If a participant fails to pay his share debt on its due date, the trustees (at the direction of the Board) will be entitled to cancel the sale of his trust scheme shares and refund to him any amount paid by him on account of the price of his trust scheme shares (other than dividends applied in reduction of his share debt), provided that the Board in its absolute discretion may apply more favourable provisions.

(d) **Options**

The amount payable by a participant exercising an option under the Share Purchase Scheme will be the greater of:

(i) the middle-market price of an Ordinary Share on JSE on the trading day immediately preceding the day on which the board will have resolved to direct the trustees to grant the option; and

(ii) the par value of an Ordinary Share.

Options may be exercised by the participants at any time after the fifth anniversary but before the tenth anniversary of the date on which the participant accepted the offer from the trustees to acquire options.

Optionholders who wish to exercise their options in whole or in part may request the trustees to subscribe on their behalf for Ordinary Shares. In that event, Ordinary Shares issued will be trust scheme shares and the certificates in respect of those shares will be held by the trustees and may only be delivered to the participant and released from any restrictions imposed in accordance with the provisions of the Share Purchase Scheme relating to trust scheme shares.

Options will lapse:

(i) in the event of the termination of an option holder's employment with the Group on the same basis as applies to trust scheme shares;

(ii) forthwith upon an option holder making application for the voluntary surrender of his estate or his estate being otherwise sequestrated or upon any attachment of any interest of an option holder under the option scheme and the board passing a resolution to that effect; or

(iii) on the tenth anniversary of the date of the option holder's acceptance of the offer,

provided that the Board in its absolute discretion may apply more favourable provisions.

Special provisions apply in the event of a reconstruction or winding up of SABMiller or in the event of SABMiller undertaking a capitalisation or rights issue, or consolidating or subdividing its share capital.

(e) **Secondary options**

Participants may be granted an option to enter into an agreement to acquire Ordinary Shares, which option must be exercised by a participant within four years of the date of grant. If a participant exercises the option, then the resultant agreement will be upon the following terms:

(i) the purchase price payable by the participant in respect of the Ordinary Shares is determined by the Board but may not be less than the middle-market price of the Ordinary Shares on JSE on the trading day immediately preceding the day upon which the option was granted; and

(ii) a participant may take delivery and pay for the Ordinary Shares after a period of not less than five years and not more than 10 years from the date of grant of the option.

If a participant's employment with the Group terminates:

(i) on the grounds of his lawful summary dismissal or his proven dishonest, fraudulent or grossly negligent conduct, then the agreement will be deemed to be automatically cancelled in respect of all of such participant's Ordinary Shares;

(ii) as a result of his death or retirement by superannuation or ill-health or for any other reason approved by the board, he or his executors will be entitled to make payment of the liability attributable to all of his Ordinary Shares within one year after the date of termination of his employment; or

(iii) for any reason other than the above, the participant shall be entitled within a period of 90 days after the termination of such employment to make payment of the liability attributable to the number of Ordinary Shares which are capable of being delivered to him at the date of such termination (in the case of resignation before the expiry of five years from the date of grant no Ordinary Shares will be capable of being delivered to the participant and the relevant contract will lapse or be cancelled in its entirety).

16.6 SABMiller Executive Share Purchase Scheme (the "Executive Share Purchase Scheme")

The Executive Share Purchase Scheme was established by SABMiller Limited on 26 July 1974. It is operated under a trust deed, the trustees of which are former non-executive Directors of SABMiller and current non-executive Directors of the Group. The Executive Share Purchase Scheme was amended at the time of admission of Ordinary Shares to the London Stock Exchange to operate over Ordinary Shares. Benefits under the Executive Share Purchase Scheme are not pensionable. No new awards will be made under the Executive Share Purchase Scheme.

The rules of the Executive Share Purchase Scheme broadly mirror those of the Share Purchase Scheme with the following exceptions:

(a) **Limits**

The limits described in sub-paragraph 16.5(b) above do not apply. No individual may receive more than 1,000,000 Ordinary Shares over his lifetime.

16.7 Summary of the principal features of the SABMiller plc International Employee Share Scheme (the "International Share Scheme")

The International Share Scheme is an option plan under which both non-qualified incentive stock options under section 422 of the United States Internal Revenue Code of 1986 are capable of being granted.

(a) **Administration**

The International Share Scheme will be administered by the Remuneration Committee in accordance with its rules.

(b) **Eligible employees**

Options may be granted to such employees and Directors of the Group as the Remuneration Committee shall select.

(c) **Grant of options over Ordinary Shares**

Options may be granted within the period of 42 days following (i) the preliminary announcement of the annual or half yearly results of SABMiller, (ii) the expiry of any restrictions on the grant of options by SABMiller, (iii) the announcement or coming into force of any amendments to legislation affecting share option

schemes, or (iv) at any other time if the Remuneration Committee in its absolute discretion determines that the circumstances are sufficiently exceptional to justify the grant of an option. No option may be granted later than ten years from the date of adoption of the International Share Scheme. Options granted under the International Share Scheme are personal to the option holder and may not be transferred. Both non-qualified stock options and incentive stock options may be granted. Benefits under the International Share Scheme are not pensionable.

(d) **Exercise price**

The price at which options may be exercised is determined by the Remuneration Committee and will be not less than the greater of:

(i) in the case of options to subscribe Ordinary Shares, the nominal value of an Ordinary Share; and

(ii) at any time when the Ordinary Shares are listed, the middle-market quotation of an Ordinary Share as derived from the Official List on the dealing day immediately preceding the date of grant of an option (or if the Remuneration Committee so determines, the average of such quotations for the three dealing days immediately preceding the date of grant of an option).

No consideration is payable for the grant of an option.

(e) **Limits**

The International Share Scheme is subject to the following limits:

(i) no option may be granted if, as a result, the aggregate number of Ordinary Shares issued and issuable pursuant to options granted under the International Share Scheme or any other executive share option scheme adopted by SABMiller in general meeting would in any period of ten years following the first admission of Ordinary Shares to the Official List exceed 5% of the issued ordinary share capital of SABMiller from time to time;

(ii) no option may be granted if, as a result, the aggregate number of Ordinary Shares issued and issuable pursuant to options granted under the International Share Scheme, or under any other employees' share scheme adopted by SABMiller in general meeting would in any period of ten years following the first admission of Ordinary Shares to the Official List exceed 10% of the issued ordinary share capital of SABMiller from time to time; and

(iii) incentive stock options may not be granted if, as a result, the aggregate number of Ordinary Shares issued and issuable pursuant to incentive stock options granted under the International Share Scheme would exceed 53,750,000 Ordinary Shares.

(f) The Remuneration Committee will apply limits on the number of Ordinary Shares over which options may be granted to any individual in accordance with prevailing market practice from time to time.

(g) **Exercise of options**

The Remuneration Committee will determine at the time of grant the period after which an option may be exercisable. An option may be exercisable earlier if the option holder dies, if the option holder's employment terminates other than for cause or by reason of death, disability or retirement. If an option holder ceases to be employed for any other reason, his unvested options will lapse unless the

Remuneration Committee determines otherwise. Special provisions apply under the Internal Revenue Code to Incentive Stock Options where an individual leaves employment with the Group. Options will lapse on the expiry of ten years from the date of grant. Special provisions governing the exercise of options apply in the event of a takeover or liquidation of SABMiller.

The Remuneration Committee on the date of grant of any option may specify objective performance target(s) which must be satisfied prior to the exercise of such option.

(h) **Ordinary Shares**

Ordinary Shares issued on the exercise of an option will rank *pari passu* with existing Ordinary Shares except for any rights attached to such Ordinary Shares by reference to a record date prior to the date of allotment. SABMiller will use its reasonable endeavours to obtain admission for any Ordinary Shares so allotted to the Official List and to trading on the market for listed securities of the London Stock Exchange.

(i) **Variation of share capital**

On any variation of the share capital of SABMiller by way of capitalisation or rights issue or by consolidation, sub-division or reduction of capital or otherwise, the Remuneration Committee may make such adjustments as it considers appropriate to the exercise price and/or the number and /or the denomination of Ordinary Shares comprised in an option and/or the limits on the number of Ordinary Shares subject to the International Share Scheme, provided that there is no increase in the exercise price or, in the case of options to subscribe for Ordinary Shares, reduction below nominal value. No such adjustment may be made without the prior written confirmation from SABMiller's auditors that it is in their opinion fair and reasonable.

(j) **Amendments to the International Share Scheme**

The Remuneration Committee may amend the International Share Scheme at any time in any respect provided that the rules of the International Share Scheme relating to eligibility, limits on the number of Ordinary Shares available under the International Share Scheme, the basis for determining an eligible employee's participation and to amendment of the International Share Scheme may not, however, be amended to the advantage of existing or future optionholders without the prior approval of SABMiller in general meeting except that the Committee may:

(i) make any amendments necessary to obtain or maintain favourable taxation, exchange control or regulatory treatment of SABMiller, any of its subsidiaries or any optionholder; and

(ii) make minor amendments to benefit the administration of the International Share Scheme.

16.8 **The SABMiller plc International Employee Stock Appreciation Rights Scheme (the "SAR Scheme")**

The rules of the International Share Scheme summarised in sub-paragraph 16.7 above apply to the SAR Scheme unless otherwise specified. The main differences between the two schemes are summarised below.

(a) **Eligible Employee**

Directors of or consultants to SABMiller are not eligible to participate.

(b) **Stock Appreciation Rights**

Under the SAR Scheme, options over Ordinary Shares are not granted. Participants are instead granted stock appreciation rights. On the exercise of a stock appreciation right participants will be entitled to (i) a cash payment for each Ordinary Share equal to the excess of the market value of an Ordinary Share on the exercise date over the exercise price, (ii) the transfer of a number of Ordinary Shares which will equal such excess, or (iii) a combination of cash and Ordinary Shares equal to such excess, all as determined by the Remuneration Committee in its absolute discretion.

(c) **Limits under the SAR Scheme**

No stock appreciation right shall be granted if such grant would result in any Ordinary Shares being issued by SABMiller.

17. Pensions

The Group operates a number of pension schemes throughout the world. These schemes have been designed and are administered in accordance with local conditions and practices in the countries concerned and include both defined contribution and defined benefit schemes. The majority of the schemes are funded and the schemes' assets are held independently of the Group's finances. Pension and post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. Generally, the projected unit method is applied to measure the defined benefit scheme liabilities.

The Group also provides medical benefits, which are mainly unfunded, for retired employees and their dependants in South Africa. Miller provides post-retirement medical and life insurance benefits which are confined to eligible employees and their dependants.

Details of the Group's pension schemes are set out at page 71 of the SABMiller Annual Report 2005 under the heading "Pensions" and are incorporated by reference in this document, and Note 34 of the financial statements, which commences at page 108 of the SABMiller Annual Report 2005 and are incorporated by reference in this document.

18. Subsidiaries and other undertakings

18.1 SABMiller is the holding company of the Group. The principal subsidiaries of SABMiller, being those which are considered by SABMiller to be likely to have a significant effect on the assessment of the assets and liabilities, financial position, profits and losses and prospects of the Group are set out in the table below. Except where stated otherwise, each of those companies is wholly-owned by a member of the Group and the issued share capital is fully paid. Details of SABMiller's principal subsidiary undertakings are set out below:

Name	Country of incorporation	Principal activity	% of equity and votes held
Central administration			
SABMiller Finance BV	Netherlands	Holding and finance company	100%
SABSA Holdings (Pty) Ltd	South Africa	Holding company	100%
SABMiller Africa and Asia BV	South Africa	Holding company	100%

Name	Country of incorporation	Principal activity	% of equity and votes held
North American operations			
Miller Brewing Company	USA	Brewing	100%
Foster's USA, LLC	USA	Import and sale of beer	50%
Jacob Leinenkugel Brewing Co., Inc.	USA	Brewing	100%
Pilsner Urquell USA, Inc.(1)	USA	Import and sale of beer	100%
Miller Brewing West Limited Partnership	USA	Brewing	100%
Miller Brewing East, Inc.	USA	Brewing	100%
Miller Products Company	USA	IP/Marketing	100%
MBC1 LLC	USA	Brewing	100%
MBC2 LLC	USA	Brewing	100%
Central American operations			
Bevco Ltd(2)	British Virgin Islands	Holding company	58%
Corporación Cevecera Hondureña S.A.	Honduras	Distribution company	58%
Cervecería Hondureña, S.A.	Honduras	Brewing/CSDs	58%
Industrias La Constancia, S.A.	El Salvador	Brewing/CSDs/water	58%
Tres Montanas S.A.	El Salvador	Leasing	58%
European operations			
SABMiller Europe BV	Netherlands	Holding company	100%
SpA Birra Peroni(3)	Italy	Brewing	100%
Ursus Breweries	Romania	Brewing	99%
Compañia Cervecera de Canarias SA	Spain	Brewing	51%
Dreher Sörgyyárak Rt	Hungary	Brewing	100%
Kaluga Brewery Company OOO	Russia	Brewing	100%
Kompania Piwowarska SA(4)	Poland	Brewing	72%
Browar Dojlidy Sp z.o.o.(5)	Poland	Brewing	71%
Pivovar Šariš AS(6)	Slovakia	Brewing	100%
Plzeňský Prazdroj SA	Czech Republic	Brewing	97%
African operations			
SABMiller Africa BV	Netherlands	Holding company	62%
SABMiller Botswana BV	Netherlands	Holding company	62%
Accra Brewery Ltd(7)	Ghana	Brewing	43%
Botswana Breweries (Pty) Ltd	Botswana	Sorghum brewing	31%
Cervejas de Moçambique SARL(7)(8)	Mozambique	Brewing	49%
Coca-Cola Bottling Luanda SARL	Angola	CSDs	28%
Coca-Cola Bottling Sul de Angola SARL	Angola	CSDs	37%
Chibuku Products Ltd	Malawi	Sorghum brewing	31%
Kgalagadi Breweries (Pty) Ltd	Botswana	Brewing/CSDs	31%
Lesotho Brewing (Pty) Ltd	Lesotho	Brewing/CSDs	24%
National Breweries plc(7)	Zambia	Sorghum brewing	43%
Nile Breweries Ltd	Uganda	Brewing	59%
Swaziland Brewers Ltd	Swaziland	Brewing	37%
Tanzania Breweries Ltd(7)	Tanzania	Brewing	33%
Zambian Breweries plc(7)	Zambia	Brewing/CSDs	54%
Asian operations			
SABMiller Asia BV(9)	Netherlands	Holding company	100%
SABMiller India Limited	India	Holding company	100%
SKOL Beweries Ltd India	India	Brewing	99%
Beer South Africa			
The South African Breweries Ltd.(10)	South Africa	Brewing and holding company	100%
South African Breweries Hop Farms (Pty) Ltd.	South Africa	Hop farming	100%
Southern Associated Maltsters (Pty) Ltd	South Africa	Maltsters	100%

Name	Country of incorporation	Principal activity	% of equity and votes held
Other Beverage Interests			
Other Beverage Interests (Pty) Ltd	South Africa	Holding company	100%
Amalgamated Beverage Industries Ltd(11)	South Africa	Dormant	100%
Appletiser South Africa (Pty) Ltd	South Africa	Fruit juices and water	100%

Notes:

(1) Pilsner Urquell USA, Inc. was transferred to the North American operations from the European operations on 1 April 2003.

(2) Voting rights are different from the nominal interest. A 50% voting right can be exercised. Control vests in SABMiller by virtue of the management agreement.

(3) The acquisition of a 60% interest in Birra Peroni SpA was completed on 4 June 2003. Effective from 23 February 2005, SABMiller acquired a further 39.8% of Birra Peroni, bringing the group's shareholding to 99.8%.

(4) SABMiller Poland BV, a wholly owned subsidiary of SABMiller Europe, holds 71.9% of Kompania Piwowarska SA (KP) at 31 March 2005.

(5) KP completed the acquisition of a 98.8% interest in Browar Dojlidy Sp z.o.o. on 30 April 2003. Subsequent purchases from minority shareholders have increased KP's interest to 99.4%.

(6) Pivovar Šariš AS is 100% owned by BBG Austria, a wholly owned subsidiary of SABMiller Europe BV.

(7) Listed in country of incorporation.

(8) Effective 1 December 2003, SABMiller Africa BV acquired a further 9.5% interest in Cervejas de Moçambique SARL, bringing SABMiller's effective stake to 49.1%.

(9) This company holds a 49% interest in China Resources Snow Breweries Ltd.

(10) When the operations and assets of the South African Beer Division were a part of SAB Limited, they were held as a division of that company. Following the restructuring, these operations and assets were incorporated into a corporate legal entity, The South African Breweries Ltd.

(11) The Group acquired the interests it did not already own in Amalgamated Beverage Industries Ltd in December 2004 pursuant to a scheme of arrangement. The trade and assets of ABI were transferred subsequently to SAB Limited and ABI was delisted.

The Group comprises a large number of companies. The list above only includes those subsidiary undertakings which materially affect the profit or net assets of the Group, or a business segment, together with the principal intermediate holding companies of the Group.

The principal country in which each of the above subsidiary undertakings operates is the same as the country in which each is incorporated.

Where the Group's nominal interest in the equity shares of an undertaking is less than 50%, the basis on which the undertaking is a subsidiary undertaking of the group is as follows:

(a) **African operations**

The Group's effective interest in its African operations was diluted as a result of the disposal of a 38% interest in SABMiller Africa BV ("**SABMiller Africa**") on 1 April 2001, in exchange for a 20% interest in the Castel group's African beverage interests. The operations continue to be consolidated due to SABMiller Africa majority shareholdings, and ability to control the operations.

(b) **Botswana Breweries (Pty) Ltd and Kgalagadi Breweries (Pty) Ltd**

SABMiller Africa holds a 40% interest in each of Botswana Breweries (Pty) Ltd and Kgalagadi Breweries (Pty) Ltd with the remaining 60% interest in each held by Sechaba Brewery Holdings Ltd. SABMiller Africa's shares entitle the holder to twice

the voting rights of those shares held by Sechaba Brewery Holdings Ltd. SABMiller Africa's 10.1% indirect interest (2004: 10.1%) is held via a 16.8% interest (2004: 16.8%) in Sechaba Brewery Holdings Ltd.

(c) **Lesotho Brewing Company (Pty) Ltd (Lesotho Brewing)**

SABMiller Africa holds a 39% interest in Lesotho Brewing with the remaining interest held by a government authority, the Lesotho National Development Corporation (51%) and the Commonwealth Development Corporation (10%). Lesotho Brewing is treated as a subsidiary undertaking based on the group's ability to control its operations through its board representation. The day-to-day business operations are managed in accordance with a management agreement with Bevman Services AG, a Group company.

(d) **Coca-Cola Bottling Luanda SARL ("CCBL")**

SABMiller Africa is the largest shareholder in CCBL with a 45% holding. Management control is exercised through a contractual agreement with Bevman Services AG, a Group company.

18.2 **Summary of principal investments**

Details of SABMiller's principal investments for the financial years ended 31 March 2003, 2004 and 2005 and for the period between 1 April 2005 and 9 September 2005 (the latest practicable date prior to publication of this document) and the principal investments of the Group are set out in *"Part V—Information on SABMiller"*.

19. Number of employees

The following table sets out the average monthly number of employees of the Group (excluding associates) by division for each of the last three financial years:

Division	**Year ended 31 March 2003**	**Year ended 31 March 2004**	**Year ended 31 March 2005**
North America*	4,559	5,696	5,760
Central America	7,374	7,225	6,873
Europe**	8,959	10,182	11,424
Africa & Asia	7,305	7,236	6,995
Beer South Africa	5,424	5,202	5,773
Other Beverage Interests	4,163	3,817	3,843
Central Administration	130	213	224
Group total	42,402	39,571	40,892

* 2003: based on nine months. Annualised equivalent: 6,079.

** 2004: includes Italy from May 2003. Annualised equivalent: 10,361.

Part-time employees are included in the above analysis on the basis of their full-time equivalents. Except for certain SABMiller Directors and central administration staff, all of the above employees work outside the United Kingdom.

20. Material contracts

20.1 With the exception of the agreements referred to below, neither SABMiller, nor any member of the Group has entered into any contract within the two years immediately preceding the date of this document which is or may be material or significant or is currently a party to any other contract which contains any provision under which any member of the Group has any obligation or entitlement which is material to the Group

as at the date of this document (not being a contract entered into in the normal course of business):

(a) the Transaction Documents; and

(b) the Bridge Facility: On 9 September 2005, SABMiller entered into a 364 day revolving non-amortising loan facility with the Banks in an aggregate amount of US$3,500,000,000 (the "**Bridge Facility**"). Subject to satisfaction of certain conditions, wholly owned subsidiaries of SABMiller may become additional borrowers. SABMiller Finance B.V. and certain of the Miller entities in the US are guarantors under the Bridge Facility. The Bridge Facility can be used for general corporate purposes (including financing the minority acquisitions) and is available in multiple advances of a minimum agreed amount per advance, subject to a limit on the number of loans which may be outstanding at any one time. Interest is charged on the principal amount outstanding under the Bridge Facility. SABMiller has also agreed to pay a commitment fee to the Banks on undrawn commitments, payable quarterly in arrears. The Bridge Facility is available for 364 days with a term out option to convert to a term facility and extend the term (at SABMiller's option) for a further 364 days. SABMiller can prepay all or any part of the Bridge Facility (together with accrued interest and break costs) in agreed amounts without incurring prepayment fees. A borrower may also cancel the undrawn portion of the Bridge Facility. The Bridge Facility is governed by English law and contains representation and warranties, indemnities, covenants (including financial covenants) and events of default which are customary in nature.

20.2 With the exception of the agreements referred to below, neither BevCo, nor any member of the Bavaria Group has entered into any contract within the two years immediately preceding the date of this document which is or may be material or significant or is currently a party to any other contract which contains any provision under which any member of the Bavaria Group has any obligation or entitlement which is material to the Bavaria Group as at the date of this document (not being a contract entered into in the normal course of business):

(a) the Transaction Documents;

(b) the Prospectus with Bavaria, as issuer, Latin Development Corporation, Cervecería Unión S.A., Maltería Tropical S.A., Productora de Jugos S.A., and Cervecería Nacional S.A. as guarantors and Helm Trust S.A., as trustee, pursuant to which the following three series of Colombian peso-denominated bonds were issued in Colombia: Series A Bonds, issued on 29 June 2004 for an aggregate principal of COP99,680 million, maturing in June 2007, and bearing an interest of DTF (Colombian average interest rate for free loan investments of the financial sector) plus 2.30%; Series B Bonds, issued on 29 June 2004 for an aggregate principal of COP338,520 million, maturing in June 2013, and bearing an interest of IPC (consumer price index published by the *Departamento Administrativo Nacional de Estadistica* of Colombia) plus 7.50%; and Series C Bonds, issued on 20 January 2005 for an aggregate principal amount of COP561,800 million, maturing in January 2015 and bearing an interest of IPC plus 6.52%;

(c) the Indenture among Bavaria, as issuer, Latin Development Corporation, Cervecería Unión S.A., Maltería Tropical S.A., Productora de Jugos S.A. and Cervecería Nacional S.A., as guarantors, and The Bank of New York, as trustee, dated as of 23 October 2003. Pursuant to this Indenture, Bavaria issued US$-denominated bonds for an aggregate principal amount of US$500 million maturing in November 2010, and bearing an interest of 8.875% per year; and

(d) the Term Loan Agreement among Bavaria S.A. as borrower, Cervecería Andina S.A., Cervecería Nacional S.A., Cervecería Unión S.A., Compañía de Cervezas Nacionales

C.A., Maltería Tropical S.A., Latin Development Corporation and Impresora del Sur S.A., as guarantors, ABN AMRO Bank N.V., as administrative agent, and the several lenders parties thereto. In summary, Bavaria entered into a US$250 million five-year term loan agreement on 6 July 2005 in order to refinance certain of its outstanding debt.

21. Litigation

21.1 Save as disclosed below none of SABMiller or its subsidiaries and affiliates is, or has been, engaged in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which SABMiller is aware) during the 12 months preceding the date of this document, which may have, or have had in the recent past significant effects on the financial position or profitability of the Group:

(a) A number of claims have been made by Shoprite Holdings Limited in South Africa relating to the disposal by SAB Limited of OK Bazaars (1929) Limited and the valuation of net assets and alleged breach of warranties. These claims are being contested by SAB Limited and full provision for all claims, in an amount of US$21 million, has been made in the accounts. If the outcome of the dispute is that the claims are successful, it is believed that the provisions made will adequately cover all possible claims. Details of these claims are set out in Note 22 to the consolidated financial statements of the SABMiller Annual Report 2005, which is incorporated by reference herein.

(b) SABMiller, together with its subsidiary Miller, in common with other participants in the beer and spirits industries in the USA, is a co-defendant in a rising number of putative class action lawsuits alleging that the defendants have intentionally targeted the marketing of certain alcoholic beverage brands to persons under the legal drinking age. The plaintiffs allege several causes of action, including violations of state consumer protection laws, unjust enrichment, negligence and civil conspiracy. The complaints seek, on behalf of undefined classes of parents and guardians, an injunction and unspecified money damages (including fines, punitive damages and disgorgement of profits relating to underage consumption). The lawsuits are in pleading stages and, with one exception, defendants' motions to dismiss the complaints are pending or shortly to be filed. In the case that is the exception, the defendants' motions to dismiss have been upheld by the court and the plaintiffs are appealing this decision. Currently, the defendants are presenting their preliminary legal defences and strenuously defending the lawsuits. As these are relatively new developments, there are not yet meaningful bases on which the potential for liability and any quantum of penalty or damages can be determined.

21.2 Save as disclosed below, none of BevCo or its subsidiaries is, or has been, engaged in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which SABMiller is aware) during the 12 months preceding the date of this document which may have, or have had in the recent past significant effects on the financial position or profitability of the BevCo Group:

(a) Panamanian escrow—Bavaria placed US$39.6 million in a judicial escrow in Panama in connection with an indemnification obligation relating to the sale of assets of a banking subsidiary in 1997. Although Bavaria was required to fund this contingency due to an adverse judgment at the trial court level, it has not provisioned this amount due to pending appeals and constitutional challenges to this adverse judgement based on advice of counsel as to its ultimate likelihood of prevailing. Bavaria is not a party to this matter but manages the litigation in its capacity as an indemnifying party. Although Bavaria has funded all of the judicial escrow, the indemnity obligation is shares, on a joint and several basis, with one of Bavaria's shareholders and with Valores Bavaria. Bavaria has a right of

contribution from the other indemnifying parties for up to 88% of the indemnity obligations. The constitutional challenges are expected to be resolved by the Supreme Court of Panama no later than June 2006. The outcome of these constitutional challenges will impact the other related cases which remain pending.

22. Capital and resources

The financial information in this paragraph (except for sub-paragraph 22.3) has been extracted without material adjustment from SABMiller's audited report and accounts for the years ended 31 March 2003, 2004 and 2005.

22.1 Funding structure

	2005 US$m	2004 US$m	2003 US$m
Consolidated net funds			
Cash and bank deposits	1,143	682	561
Bank and other loans	(3,339)	(3,707)	(3,523)
Net debt	(2,196)	(3,025)	(2,962)
Undrawn corporate bank facilities			
—expiring within one year	826	1,382	786
—expiring between one-two years	18	64	704
—expiring in more than two years	847	68	100
Total available bank facilities	1,691	1,514	1,590
Maturity of borrowings			
Within 1 year	813	613	2,409
Between 1-2 years	120	776	160
Between 2-5 years	1,013	928	865
Over 5 years	1,393	1,390	89
Total	3,339	3,707	3,523

22.2 Key items that have impacted capital resources

2005 vs. 2004

Gross borrowings decreased to US$3,339 million from US$3,707 million at 31 March 2004. The financial ratios strengthened considerably with gross borrowings relative to net cash inflow from operating activities before working capital movement (EBITDA), reduced to 1.2 from 1.7 at 31 March 2004, and a ratio of net debt to EBITDA of less than 1 at 31 March 2005 (2004: 1.4). In April 2004 SABMiller plc and SABMiller Finance BV signed a five-year US$1,000 million revolving credit bank facility agreement (at 31 March 2005 only US$168 million was drawn down). This replaced the US$720 million facility in existence at 31 March 2004. The average loan maturity in respect of the US$ fixed rate debt portfolio was some six years as of 31 March 2005, and an analysis of debt is included above.

The average borrowing rate for the total debt portfolio at March 2005 was 5.5%, and the increase from the prior year's 4.8% reflected the changed mix of currency in the group's borrowings, and the prevailing rates of interest. The group's gearing (presented as a ratio of debt/equity), decreased at 31 March 2005 to 26.4% from the previous year's 43.3%, and the group had substantial unutilised borrowing facilities.

Net interest costs fell to US$167 million, an 11% reduction on the prior year's US$188 million. This decrease reflected lower levels of net debt throughout the year, driven by strong cash flow and the conversion of the 4.25% US$600 million convertible

bond. Interest cover, based on pre-exceptional profit before interest and tax, improved to 12.2 times from a multiple of 8.2.

2004 vs. 2003

In August 2003 the US$2,000 million bank facility assumed with Miller was refinanced with the successful issue of US$1,100 million 5.5% ten-year bonds and US$600 million 4.25% five-year bonds by Miller Brewing Company, with effective interest rates of 5.21% and 3.94% respectively, the balance being repaid by Miller from its surplus cash resources. Concurrently SABMiller plc also issued US$300 million 6.625% 30-year bonds with an effective interest rate of 6.41%. The effective interest rates were arrived at after taking into account hedges which were put in place prior to the issuance of the bonds to protect against rising underlying Treasury interest rates. The average loan maturity in respect of the US$ fixed-rate debt portfolio was some 5.25 years at 31 March 2004, and the analysis of debt at 31 March 2004 above, includes the impact of this refinancing. As at 31 March 2004 68% of the group's debt was held as fixed-rate debt.

Gross borrowings increased to US$3,707 million from US$3,523 million at 31 March 2003. Gross borrowings relative to net cash inflow from operating activities before working capital movement (EBITDA) reduced to 1.7 from a level in excess of 2.0 at the prior year end. The average borrowing rate for the total debt portfolio as at 31 March 2004 was 4.8% (2003: 4.3%), reflecting a higher interest rate associated with the bonds described above. The group's gearing, as measured by net debt relative to net assets, decreased at the year end to 43.3% from last year's 46.6% (restated for UITF 38), and the group had substantial unutilised borrowing facilities.

Net interest costs increased to US$188 million, a 15% increase on the prior year's US$163 million. This increase was due primarily to the increase in borrowings incurred regarding the acquisitions undertaken in the previous two years, together with the effects of the higher interest rates payable on the fixed debt issued during the year. Interest cover, based on pre-exceptional profit before interest and tax, improved to 8.2 times.

22.3 Liquidity and anticipated source of funds

At 31 March 2005 the group had undrawn facilities of US$1,691 million (2004: US$1,514 million) and cash and liquid resources balances of US$1,143 million (2004: US$682 million) held for liquidity. The strong financial structure provides the group with medium term flexibility to assess investments in appropriate growth opportunities, and also to manage the balance sheet.

At 30 June 2005, the group had cash and liquid resources of US$1,140 million (31 March 2005: US$1,143 million) and gross borrowings of US$3,258 million (31 March 2005: US$3,339 million) representing net debt of US$2,118 million (31 March 2005: US$2,196 million).

The minority interests of BevCo to be acquired as part of this Transaction, as described in *"Section 1 of Part IV—Rationale for and Principal Terms of the Transaction"*, for which the group expects to spend some US$2,100 million will be funded from existing resources. The existing resources include the US$3,500 million Bridge Facility entered into on 9 September 2005, the terms of which are described in paragraph 20.1(b) of *"Part XI—Summary of the Transaction Documents"*. This is a 364 day revolving non-amortising loan facility which can be used for general corporate purposes (including the purchase of the minority interests). The Bridge Facility includes a term out option to convert to a term facility and extend the term (at SABMiller's option) for a further 364 days.

22.4 Treasury policies

These are described in detail within Note 30 of the annual financial statements for the year ended 31 March 2005 which are incorporated by reference in this document.

22.5 Cash flow and net funds

	2005 US$m	2004 US$m	2003 US$m
Net cash inflow from operating activities before working capital movements (EBITDA)	2,740	2,185	1,483
Working capital movements	52	107	85
Net cash inflow from operating activities	2,792	2,292	1,568
Dividends received from associates	47	25	27
Net cash outflow from returns on investments and servicing financing	(298)	(311)	(265)
Taxation paid	(625)	(456)	(286)
Net cash outflow for capital expenditure and financial investments	(282)	(760)	(435)
Net cash outflow for acquisitions and disposals	(897)	(515)	(54)
Equity dividends paid to shareholders	(412)	(309)	(203)
Net cash flow from management of liquid resources	(658)	(16)	44
Net cash (outflow)/inflow from financing	(100)	12	(148)
(Decrease)/increase in cash	(433)	(38)	248

2005 vs. 2004

Net cash inflow from operating activities before working capital movement (EBITDA) rose to US$2,740 million from last year's US$2,185 million. The Group's cash flow generation was high with the ratio of EBITDA to group turnover increasing by 200 basis points in the year to 21.2% (2004: 19.2%). The Group enhanced its cash availability through ongoing working capital management which delivered benefits of US$52 million in this year.

Free cash flow conversion remains strong despite over 28% of EBITDA being reinvested into capital expenditure, and the Group achieved free cash flow of US$1,825 million (2004: US$1,161 million), representing net cash inflow from operating activities plus dividends received from associates and other investments, cash received from the sale of tangible fixed assets and investments less net interest paid, taxation paid and cash paid for capital expenditure on tangible fixed assets. The free cash flow reported includes US$475 million of cash that was generated from the sale of investments during the year (2004: US$6 million).

Net cash outflow for capital expenditure and financial investments comprises net investments in tangible fixed assets and net proceeds from the sale of investments (referred to in the paragraph above). Capital expenditure on tangible fixed assets increased by 33% to US$768 million on a reported basis, but this was impacted by currency and on a constant currency basis the increase was 24%, reflecting increased spend on building capacity in South Africa and on-trade investment and new capacity in Europe.

The net cash outflow for acquisitions and disposals of US$897 million was largely due to the effect of the acquisition of minority interests in Europe (the further 39.8% interest in Birra Peroni) and in South Africa (the acquisition of the minorities in ABI) and the provision of further funding to associates.

Net debt decreased to US$2,196 million from US$3,025 million reflecting the increase in cash generated from operating activities, the proceeds from the disposal of investments and the conversion of the 4.25% convertible bond, partially offset by cash expended on acquisitions and the purchase of minorities in ABI and Peroni. The Group achieved its target of negative net working capital in both years.

2004 vs. 2003

Net cash inflow from operating activities before working capital movement in the year ended 31 March 2004 rose to US$2,185 million from US$1,483 million recorded in the year ended 31 March 2003. The ratio of EBITDA to group turnover increased in the year to 19.2% (2003: 18.2% restated).

The Group achieved free cash flow of US$1,161 million (2003: US$755 million), representing net cash inflow from operating activities plus dividends received from associates and other investments, cash received from the sale of tangible fixed assets and investments less net interest paid, taxation paid and cash paid for expenditure on tangible fixed assets.

Net cash outflow for capital expenditure and financial investments rose from US$ 435m million in the year ended 31 March 2003 to US$760 million in the year ended 31 March 2004. This primarily comprised the purchase of tangible fixed assets of US$576 million (2003: US$445 million) and the purchase of investments of US$217 million (2003: US$9 million). The purchase of investments was in relation to the transaction to create Shaw Wallace Breweries.

The increase in net cash outflow for acquisitions and disposals to US$515 million in the year ended 31 March 2004 (2003: US54 million) was largely due to the initial Birra Peroni acquisition in May 2003 and acquisition activity in Africa and Asia.

Net debt increased to US$3,025 million from $2,962 million reflecting the net increase in borrowings incurred regarding the acquisitions in the year partly offset by cash inflow from operations. The Group achieved its target of negative net working capital in the year ended 31 March 2004.

23. Capitalisation and indebtedness

The following table sets out the unaudited gross indebtedness of the Group under IFRS as at 30 June 2005:

	US$m
Total current debt	
Secured	35
Guaranteed	60
Unguaranteed/unsecured	646
	741
Total non-current debt (excluding current portion of long term debt)	
Secured	2
Guaranteed	2,287
Unguaranteed/unsecured	228
	2,517
Total indebtedness	3,258

The following table sets out the capitalisation of the Group as at 31 March 2005:

Shareholders' equity (excluding profit and loss reserves)	
Share capital	135
Share premium	2,010
Merger reserve	3,395
Total	5,540

The following table sets out the unaudited net financial indebtedness of the Group under IFRS as at 30 June 2005.

	US$m
Cash and cash equivalents	(1,140)
Liquidity	(1,140)
Current bank debt	637
Current portion of non-current debt (including lease finance)	87
Other current debt	17
Current Financial Debt	741
Net Current Financial Indebtedness	(399)
Non current bank debt	377
Bonds	2,137
Other non-current debt (including lease finance)	3
Non Current Financial Indebtedness	2,517
Net Financial Indebtedness	2,118

Notes:

(1) The above tables exclude the impact of derivative financial instruments.

(2) There has been no material change in the capitalisation of the Group since 31 March 2005, the date of the last Annual Report.

(3) SABMiller Finance B.V. has private placement notes in issue with final maturity in 2008. These notes are guaranteed by SABMiller plc, Miller Brewing Company, Miller Products Company, Miller Breweries West Limited Partnership, Miller Breweries East Inc., MBC1 LLC and MBC2 LLC.

Notice was given by SABMiller Finance B.V. on 23 August 2005 to prepay all of these notes in accordance with their terms. The date of repayment will be 22 September 2005. The amounts on repayment will total US$178.6 million and £25.3 million, which will be met out of existing cash resources.

(4) Miller Brewing Company has a US$600 million bond due in 2008 and a US$1,100 million bond due in 2013, both of which are guaranteed by SABMiller plc and SABMiller Finance B.V.

(5) SABMiller plc has a US$300 million bond due in 2033 which is guaranteed by SABMiller Finance B.V., Miller Brewing Company, Miller Products Company, Miller Breweries West Limited Partnership, Miller Breweries East Inc., MBC1 LLC and MBC2 LLC.

(6) SABMiller plc and SABMiller Finance B.V. can borrow under a central US$1,000 million revolving multi-currency credit facility expiring in 2009. The facility is guaranteed by SABMiller plc, SABMiller Finance B.V., Miller Brewing Company, Miller Products Company, Miller Breweries West Limited Partnership, Miller Breweries East Inc., MBC1 LLC and MBC2 LLC.

(7) ABSA Bank Ltd (ABSA) has agreed to provide a series of facilities to Tsogo Sun Holdings (Pty) Ltd ("**Tsogo Sun**") and its shareholders, of which US$50 million had been drawn down at 30 June 2005, to assist Tsogo Investment Holdings (Pty) Ltd ("**TI**") and other empowerment shareholders to invest in Tsogo Sun and its subsidiary companies. This facility has been guaranteed by SABSA Holdings (Pty) Ltd ("**SABSA**"), a wholly owned subsidiary of SABMiller.

(8) Investec Bank Ltd has agreed to provide certain facilities to Tsogo Sun KwaZulu-Natal (Pty) Ltd (TS-KZN), a subsidiary of Tsogo Sun, for the development of the Suncoast Casino in Durban. These facilities are subject to various levels of support from SABSA and Johnnic Ltd (Johnnic), the principal shareholder of Durban Add-ventures (Pty) Ltd (DAV), which owns 40% of TS-KZN:

(a) US$90 million, all of which had been drawn down on 30 June 2005, as a bridging finance facility to fund the equity commitments of the shareholders to the Durban development. This facility is 60% guaranteed by SABMiller (US$54 million) and 40% by Johnnic (US$36 million), until such time as the facility is repaid and the equity contributions of the shareholders are injected into TS-KZN;

(b) US$90 million, of which US$59 million had been drawn down at 30 June 2005, as a senior debt facility to fund various assets of the Durban development. SABSA and Johnnic have entered into a "sponsor support agreement" in terms of which they will undertake that *only if the licence is suspended, withdrawn or not renewed as a result of the conduct of* TS-KZN, the sponsors will, in the ratio 60:40, at their election, either assume the obligations of TS-KZN in respect of the senior debt facility; or pay Investec any shortfall in the repayment of the debt owing by TS-KZN to Investec in respect of the senior debt facility that may arise after realisation of Investec's security of TS-KZN's assets;

(c) The remaining development costs of US$30 million are to be funded by cash flows generated from the development in the initial years of operations. To the extent that the cash flow generated is not sufficient to meet the outstanding development costs, the shareholders of TS-KZN will be required to procure the remaining funding requirements in terms of their commitments to the KwaZulu-Natal Gambling Board.

(9) SABMiller has guaranteed the lease commitments of Tsogo Sun in respect of the Sandton Convention Centre, which are based on a total capital cost of US$48 million.

(10) In Angola, there are mortgages totalling US$15 million secured on plant and buildings and a US$10 million loan secured on stock.

(11) The balance of the secured debt principally relates to finance leases which are secured on the related tangible fixed assets.

(12) As of 30 June 2005, the Group had the following contingent liabilities:

The company, with Miller Brewing Company, in common with other participants in the beer and spirits industries in the US, is a co-defendant in a rising number of putative class action lawsuits alleging that the defendants have intentionally targeted the marketing of certain alcoholic beverage brands to persons under the legal drinking age. The plaintiffs allege several causes of action, including violations of state consumer protection laws, unjust enrichment, negligence and civil conspiracy. The complaints seek, on behalf of an undefined class of parents and guardians, an injunction and unspecified money damages (including fines, punitive damages and disgorgement of profits relating to underage consumption). The lawsuits are in pleading stages and, with one exception, defendants' motions to dismiss the

complaints are pending or shortly to be filed. In the case that is the exception, the defendants' motions to dismiss have been upheld by the court and the plaintiffs are appealing this decision. Currently, the defendants are presenting their preliminary legal defences and strenuously defending the lawsuits. As these are relatively new developments, there are not yet meaningful bases on which the potential for liability and any quantum of penalty or damages can be determined.

SABMiller and Altria entered into a tax matters agreement ("the Agreement") on 30 May 2002, to regulate the conduct of tax matters between them with regard to the acquisition of Miller and to allocate responsibility for contingent tax costs. SABMiller has agreed to indemnify Altria against any taxes, losses, liabilities and costs that Altria incurs arising out of or in connection with a breach by SABMiller of any representation, agreement or covenant in the Agreement, subject to certain exceptions.

Miller has given various staff loan and pension guarantees, the most significant of which relates to the following pension guarantee. Miller and Pabst Brewing Company (Pabst) are responsible for the Milwaukee Brewery Workers' Pension Plan. In connection with Pabst's closure of its Milwaukee, Wisconsin brewery and their contract brewing agreement with Miller, Pabst entered into a withdrawal liability settlement agreement, which requires annual payments by Pabst to this pension plan of approximately US$4 million until 2013. In the event that Pabst is unable to fulfil its pension plan obligation, the plan would have recourse to all the assets of Pabst and its parent company. If such assets do not satisfy Pabst's remaining pension obligation, Miller would be required to fund the remaining Pabst withdrawal liability until 2013.

Other than the above there are no material contingent liabilities.

24. Dividends and dividend policy

24.1 SABMiller normally pays a final dividend and an interim for each financial year. The final dividend for the year ending 31 March 2005 was US$0.26 per share. SABMiller generally will seek to maintain SABMiller's current dividend policy (adjusted earnings per Ordinary Share dividend cover of 2.2 to 2.5 times).

24.2 Dividends will continue to be paid to SABMiller shareholders on the United Kingdom section of the register in pounds sterling and US dollars and to those SABMiller shareholders on the South African section of the register in rand at, in each case, the rate of exchange applicable on the last practical date before the dividend declaration date.

24.3 Holders of SABMiller ADRs receive dividend payments in US dollars through the Bank of New York on the underlying Ordinary Shares.

24.4 The following table sets out the interim and final dividend per share for each financial year ended 2003, 2004 and 2005 (the figures in brackets show the dividend per share for the relevant year as it would have been if the number of Ordinary Shares and Convertible Participating Shares ranking for dividend had been 1,264,994,892 throughout the period):

Year	Interim Dividend (US cents/share)	Final Dividend (US cents/share)
2005	12.0 (11.0)	26.0 (26.00)
2004	7.5 (7.0)	22.5 (21.0)
2003	6.5 (4.5)	18.5 (17.0)

25. Entitlement to dividends of New SABMiller Shares

The New SABMiller Shares will be fully entitled to all dividends paid by reference to a record date after their date of issue.

26. Properties

The Group carries on business from a large number of premises, none of which is material in the context of the Group as a whole.

27. Environmental issues

27.1 Group companies are present in over 40 countries and territories throughout the world and are subject to a number of different environmental laws, regulations and reporting requirements. It is the responsibility of each Group company to implement a health, safety and environmental management system that is suited to its particular circumstances in connection with and overseen by SABMiller's Corporate Accountability and Risk Assurance Committee.

27.2 The costs of prevention, control, abatement or elimination of releases into the air and water, as well as the disposal and handling of waste at operating facilities, are considered to be an ordinary part of business. As such, these amounts are included within operating expenses.

27.3 Expenditure of a capital nature to limit or monitor hazardous substances or releases, include both remedial measures on existing plants and integral features of new plants. Whilst some environmental expenditures are discrete and readily identifiable, others must be reasonably estimated or allocated based on technical and financial judgments which develop over time.

27.4 It is not possible to predict with certainty the magnitude of the effect of required investments in existing facilities on Group companies' future earnings, since this will depend amongst other things on the ability to recover the higher costs from consumers and through fiscal incentives offered by governments.

27.5 Nevertheless, it is anticipated that over time there will be no material impact on the total of Group companies' earnings. These risks are comparable to those faced by other companies in similar businesses.

28. Consents

28.1 Merrill Lynch International has given and not withdrawn its written consent to the issue of this document and the references herein to its name in the form and context in which such references appear.

28.2 PricewaterhouseCoopers LLP has given and not withdrawn its written consent to the inclusion of its reports in *"Part IX—Financial Information on Bevco and Bavaria"* and of its report in relation to the pro forma financial information in *"Part X—Pro Forma Financial Information"* and the references to its name in the form and context in which they are included.

29. Working capital

SABMiller is of the opinion that, having regard to the facilities available to the Enlarged Group, the Enlarged Group has sufficient working capital for its present requirements, that is, for at least the 12 months following the date of this document.

30. General

30.1 The sponsor to SABMiller is Merrill Lynch International which is regulated in the United Kingdom by the Financial Services Authority.

30.2 The financial information relating to SABMiller, included in this document does not constitute its statutory accounts for any period presented. PricewaterhouseCoopers LLP has audited the statutory accounts of SABMiller for each of the three financial years

ended 31 March 2003, 2004 and 2005 and has issued audit reports in respect of each such accounts. Such reports were unqualified. The statutory accounts for the years ended 31 March 2003, 2004 and 2005 have been delivered to the Registrar of Companies.

30.3 The financial information relating to Bavaria, included in this document does not constitute its statutory accounts for any period presented. PricewaterhouseCoopers Ltda, has audited the statutory accounts of Bavaria for each of the three financial years ended 31 December 2002, 2003 and 2004 and has issued audit reports in respect of each such accounts. Such reports were unqualified.

30.4 Notices of general meetings of SABMiller and other documents to be sent to SABMiller Shareholders will be posted to their registered addresses and, in the case of joint holders, will be posted to the registered address of the first-named holder. In addition, appropriate public announcements and advertisements will be made in accordance with the Prospectus Rules and the Listing Rules.

30.5 The total costs (exclusive of any value added or similar tax) payable by the Group in connection with the Transaction, Admission and the listing of the New SABMiller Shares and the Altria Conversion Shares on the Official List and JSE are estimated to amount to US$50 million.

30.6 None of the New SABMiller Shares has been marketed or is available in whole or part to the public in conjunction with the application for the New SABMiller Shares to be admitted to the Official List and JSE.

30.7 SABMiller has not assumed responsibility for withholding tax at source. Under current United Kingdom legislation no withholding tax is deducted on the payment of dividends. In addition, in relation to dividends paid by SABMiller no liability to advance corporation tax will arise.

30.8 SABMiller shares are held in registered form and are capable of being held in uncertificated form.

31. Incorporation by reference

31.1 The following documents (or parts of documents) are incorporated by reference in, and form part of, this document:

(a) the SABMiller Annual Reports together with the auditors' reports on the financial information in those reports; and

(b) the SABMiller Offering Memorandum.

31.2 In addition, see *"Part XIII—Checklist of documentation incorporated by reference"* for the location of references to those documents within this document.

31.3 Copies of the documents incorporated by reference in this document will be available during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the Financial Services Authority and at the registered office of SABMiller, SABMiller House, Church Street West, Woking, Surrey GU21 6HS England and at the offices of Lovells, Atlantic House, Holborn Viaduct, London EC1A 2FG.

32. Bases and sources

(a) The information contained in this document that has been sourced from a third party has been accurately reproduced and, so far as SABMiller is aware, and so far as it is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

(b) The financial information set out below and contained in this document has been extracted without material adjustment from the following sources:

(i) The summary historical financial information on the Group set out under "Summary of Historical Financial Information" in *"Part I—Summary"* on page 12 is audited and has been extracted from the SABMiller Annual Reports. The 2003 historical financial information was restated, is unaudited and has been extracted from the SABMiller Annual Report for the year ended 31 March 2004.

(ii) The summary historical financial information on the Group set out under "Summary of Historical Financial Information" in *"Part I—Summary"* on page 13 reconciling the financial information of the Group from UK GAAP to IFRS for the year ended 31 March 2005 is unaudited and has been extracted from the unaudited SABMiller Transitional IFRS Information announced on 5 July 2005.

(iii) The summary historical financial information on BevCo set out under "Summary of Historical Financial Information" in *"Part I—Summary"* on page 13 is audited and has been extracted from the BevCo Financial Information Table set out under *"Section A: BevCo Financial Information Table of Part IX—Financial Information on BevCo and Bavaria"*.

(iv) The figure for gross assets for the BevCo Group set out under "Background and introduction" in *"Part IV—Rationale For and Principal Terms of the Transaction"* on page 25 as at 31 December 2004 is audited and has been extracted from the BevCo Financial Information Table set out under *"Section A: BevCo Financial Information Table of Part IX—Financial Information on BevCo and Bavaria"*.

(v) The figures for the Group's turnover (including share of associates' turnover) and earnings before interest, taxation, amortisation of goodwill and exceptional items (EBITA) for the year ended 31 March 2005 set out under "Principal Activities" in *"Part V—Information on SABMiller"* on page 31 is audited and has been extracted from the SABMiller Annual Report for the year ended 31 March 2005.

(vi) The financial information on the Group set out under "Financial Highlights" in *"Part V—Information on SABMiller"* on page 34 is audited and has been extracted from the SABMiller Annual Reports. The 2003 historical financial information was restated, is unaudited and has been extracted from the SABMiller Annual Report for the year ended 31 March 2004.

(vii) The financial information on the Group set out under "Financial Highlights" in *"Part V—Information on SABMiller"* on page 34 reconciling the financial information of the Group from UK GAAP to IFRS for the year ended 31 March 2005 is unaudited and has been extracted from the unaudited 2005 SABMiller Transitional IFRS Information announced on 5 July 2005.

(viii) The figure for the total of cash balances and short-term investments for the Group set out under "Competitive strengths" in *"Part V—Information on SABMiller"* on page 35 as at 31 March 2005 is audited and has been extracted from the SABMiller Annual Report for the year ended 31 March 2005.

(ix) The financial information on the Group set out under "The Group overview by business segment" in *"Part V—Information on SABMiller"* on page 36 is audited and has been extracted from the SABMiller Annual Reports. The

2003 information was restated, is unaudited and has been extracted from the SABMiller Annual Report for the year ended 31 March 2004.

(x) The figure for earnings before interest, taxation, amortisation of goodwill and exceptional items (EBITA) for the Group set out under *"Section B: year ended 31 March 2005 compared to year ended 31 March 2004 of Part VI—Operating and Financial Review—SABMiller"* on page 53 is audited and has been extracted from the SABMiller Annual Report for the year ended 31 March 2005.

(xi) The figures for turnover for BevCo set out under "Operating and Financial Overview of BevCo" in *"Part VII—Information on Bavaria"* on pages 69 and 70 for each of the years ended 31 December 2003 and 2004 are audited and have been extracted from the BevCo Financial Information Table set out under *"Section A: BevCo Financial Information Table of Part IX—Financial Information on Bevco and Bavaria".*

(xii) The figures for earnings before interest taxation, amortisation and depreciation (EBITDA) for BevCo set out under "Operating and Financial Overview of BevCo" *in "Part VII—Information on Bavaria"* on pages 69 and 70 for each of the financial years ended 31 December 2003 and 2004 are unaudited and have been extracted from the unaudited underlying accounting records of BevCo.

(xiii) The financial information on SABMiller set out under *"Section A: 2003, 2004 and 2005 SABMiller Financial Information of Part VIII—Financial Information on SABMiller"* on pages 71 to 74 is audited and has been extracted from the SABMiller Annual Reports. The restated 2003 financial information on SABMiller is unaudited and has been extracted from the SABMiller Annual Report for the year ended 31 March 2004.

(xiv) The financial information on the Group set out under *"Section B: 2005 SABMiller Transitional IFRS Information of Part VIII—Financial Information on SABMiller"* on pages 75 to 88 is unaudited and has been extracted from the unaudited 2005 SABMiller Transitional IFRS Information announced on 5 July 2005.

(xv) The financial information on BevCo set out under *"Section A: BevCo Financial Information Table of Part IX—Financial Information on Bevco and Bavaria"* on pages 89 to 126 is audited and has been extracted from the audited combined financial statements of BevCo for the three years ended 31 December 2004.

(xvi) The financial information on Bavaria set out under *"Section B: 2005 Bavaria Interim Financial Information of Part IX—Financial Information on Bevco and Bavaria"* on pages 128 to 131 is unaudited and has been extracted from the unaudited consolidated interim financial statements of Bavaria for the six months ended 30 June 2005, required by the Colombian stock exchange and published on 29 July 2005.

(xvii) The financial information on Bavaria reconciling the financial information on Bavaria from Colombian GAAP to IFRS for the period ended 30 June 2005 set out under *"Section C: Unaudited Bavaria Interim GAAP Reconciliation of Part IX—Financial Information on Bevco and Bavaria"* on pages 132 to 134 is unaudited and has been extracted from the unaudited underlying accounting records of Bavaria.

(xviii) The pro forma financial information set out under *"Pro forma Statements of the Enlarged Group"* of *"Part X—Pro Forma Financial Information"* on

pages 137 to 140 is unaudited and has been extracted from the underlying accounting records of the Group and of the BevCo Group.

(xix) The figures for consolidated net funds, undrawn corporate bank facilities and maturity of borrowings for the Group set out under "Funding Structure" in *"Part XII—Additional Information"* on page 219 are audited and have been extracted from the SABMiller Annual Reports.

(xx) The figures for gross borrowings and net interest costs of the Group set out under "Key items that have impacted capital resources" in *"Part XII—Additional Information"* on pages 218 and 219 are audited and have been extracted from the SABMiller Annual Reports.

(xxi) The figures for undrawn facilities and cash and liquid resources for the Group set out under "Liquidity and anticipated source of funds" in *"Part XII—Additional Information"* on page 219 for the year ended 31 March 2005 are audited and have been extracted from the SABMiller Annual Reports.

(xxii) The figures for cash and liquid resources, gross borrowings and net debt of the Group set out under "Liquidity and anticipated source of funds" in *"Part XII—Additional Information"* on page 219 for the period ended 30 June 2005 are unaudited and have been extracted from the unaudited underlying accounting records of the Group.

(xxiii) The financial information for the Group reconciling net cash inflow from operating activities before working capital movements to (decrease)/increase in cash, set out under "Cash flow and net funds" in *"Part XII—Additional Information"* on page 220 is audited and has been extracted from the SABMiller Annual Reports.

(xxiv) The figures for net cash inflow from operating activities before working capital movements (EBITDA), sale of investments, capital expenditure on tangible fixed assets, net cash outflow for capital expenditure and financial investments, purchase of investments, net cash outflow for acquisitions and disposals and net debt for the Group set out under "Cash flow and net funds" in *"Part XII—Additional Information"* on pages 220 and 221 are audited and have been extracted from the SABMiller Annual Reports.

(xxv) The figures for free cash flow for the Group set out under "Cash flow and net funds" in *"Part XII—Additional Information"* on pages 220 and 221 are unaudited and have been extracted from the unaudited underlying accounting records of the Group.

(xxvi) The figures and tables setting out the unaudited capitalisation and indebtedness of the Group as at 30 June 2005 set out under "Capitalisation and Indebtedness" in *"Part XII—Additional Information"* on pages 222 and 224 are unaudited and have been extracted from the Group's unaudited underlying accounting records.

(xxi) The figures for interim dividend and final dividend for the Group set out under "Dividends and dividend policy" in *"Part XII—Additional Information"* on page 224 are audited and have been extracted from the SABMiller Annual Reports.

(xxvii) The financial information set out in *"Part VI—Operating and Financial Review—SABMiller"* (including the information incorporated by reference therein) is unaudited except for those items relating to the acquisition of 60% of Birra Peroni for US$299 million, the acquisition of minority interests in ABI for US$419 million,

adjusted diluted earnings per share, adjusted earnings, adjusted earnings per share, basic earnings per share, capital expenditure, debt held as fixed-rate debt, dividends per share, EBITA, effective tax rate, equity minority interests, exceptional items, final dividend, fixed assets, goodwill, goodwill amortisation, gross borrowings, the increase in Birra Peroni shareholding to 99.8% at a cost of US$205 million, intangible assets, net cash inflow from operating activities before working capital movement (EBITDA), cash flow from sale of investments, net debt, net interest costs, net operating profit after tax, profit before interest and tax, profit before tax, effective tax rate, proposed final dividend, provisions, share options, taxation on profit on ordinary activities, total assets, turnover, weighted average number of shares, weighted average rand/dollar rate and weighted potentially diluted ordinary shares.

33. Earnings per share statement

The earnings per share statement, reproduced in *"Section B of Part VI—Operating and Financial Review—SABMiller,"* was made in the outlook statement of the SABMiller Annual Report for the year ended 31 March 2005. It was made following a rise in basic earnings per share of 74% in 2005 (2004: 94%) and a rise in adjusted earnings per share (before the impact of exceptional items, items of a capital nature and goodwill amortisation) of 33% in 2005 (2004: 44%). This statement constitutes a profit forecast under the Listing Rules and is still correct as at the date of publication of this document.

The expected more moderate growth in earnings per share before exceptional items and items of a capital nature for the year ending 31 March 2006 on a comparable number of weighted average shares in issue for the year is based on the following assumptions. The assumptions that are within SABMiller's control are that SABMiller will continue to be able to achieve increases in volume and improvements in margin in the Group's major territories which will exceed increases in costs. The assumptions that are not within SABMiller's control are that there will be no further significant strengthening of the US dollar against the currencies of the major territories in which the Group operates, or any unforeseen macro-economic or geopolitical circumstances which could affect consumption or production in any of those territories.

SABMiller confirms that the earnings per share statement has been properly compiled on the basis of the assumptions stated above and that the basis of accounting is consistent with IFRS accounting policies of SABMiller.

34. Documents for inspection

Copies of the following documents will be available for inspection at the offices of Lovells, Atlantic House, Holborn Viaduct, London EC1A 2FG, during usual business hours (local time) on any weekday (Saturdays, Sundays and public holidays excepted) from the date of publication of this documents until Admission:

(a) this document;

(b) the audited consolidated financial statements of the Group for the financial years ended 31 March 2003, 31 March 2004 and 31 March 2005;

(c) the audited consolidated financial statements of Bavaria for the financial years ended 31 December 2002, 31 December 2003 and 31 December 2004;

(d) the unaudited consolidated financial statements of Bavaria for the three months ended 31 March 2005 and the six months ended 30 June 2005;

(e) the Memorandum and Articles of Association of SABMiller;

(f) the proposed amended Articles of Association of SABMiller;

(g) the Transaction Documents;

(h) the written consents referred to in paragraph 28 above; and

(i) PricewaterhouseCoopers' opinions relating to:

  (i) *the financial information on BevCo;*

  (ii) the unaudited Bavaria Interim GAAP Reconciliations; and

  (iii) the pro forma combined financial information.

14 September 2005

Part XIII—Checklist of Documents Incorporated by Reference

Information incorporated by reference	Document References	Page number(s) in this document
Annual Accounts 2003, including Consolidated Profit and Loss, Consolidated Balance Sheet and Consolidated Cash Flow Statement	SABMiller Annual Report 2003 (pages 58 to 123)	Pages 8 and 71
Annual Accounts 2004, including Consolidated Profit and Loss, Consolidated Balance Sheet and Consolidated Cash Flow Statement	SABMiller Annual Report 2004 (pages 52 to 121)	Pages 8 and 71
Annual Accounts 2005, including Consolidated Profit and Loss, Consolidated Balance Sheet and Consolidated Cash Flow Statement	SABMiller Annual Report 2005 (pages 62 to 120)	Pages 8 and 71
Related Party Transactions	SABMiller Offering Memorandum (pages 91 to 96)	Page 199
Note 35, Related Party Transactions	SABMiller Annual Report, 2005 (page 112)	Page 200
Review of operations and finance review	SABMiller Annual Report 2004 (pages 10 to 25)	Pages 51 to 52
Review of operations and finance review	SABMiller Annual Report 2005 (pages 10 to 33)	Pages 53 to 55
Pensions	SABMiller Annual Report 2005 (page 71)	Page 212
Note 34, Pensions and post-retirement benefits	SABMiller Annual Report (page 108)	Page 212
Note 22, Provisions for liabilities and charges	SABMiller Annual Report 2005 (page 89)	Page 218
Note 30, Financial Instruments	SABMiller Annual Report 2005 (page 102)	Page 220

Part XIV—Notice of Extraordinary General Meeting SABMiller plc (the "Company")

Notice is hereby given that an Extraordinary General Meeting of the Company will be held at the Four Seasons Hotel, Hamilton Place, Park Lane, London W1A 1AZ at 11.00 am (London time) on 7 October 2005 to consider and, if thought fit, pass the following resolutions, of which resolution number 1 will be proposed as an Ordinary Resolution, but on which Altria Group, Inc and its associates will not vote, resolution number 2 will be proposed as an ordinary resolution, and resolution numbers 3, 4 and 5 will be proposed as special resolutions.

Ordinary Resolution to approve the amendment to the Altria Relationship Agreement

1. THAT, subject to and conditional upon the completion of the merger of BevCo Sub LLC with and into Racetrack LLC, a wholly owned subsidiary of the Company, pursuant to the agreement and plan of merger dated 18 July 2005 between BevCo LLC, BevCo Sub LLC, the Company and Racetrack LLC (the "**Merger Agreement**") which is described in paragraph 1 of Part XI of the circular to shareholders (the "**Circular**") dated 14 September 2005, the proposed amendments to the relationship agreement between Altria Group, Inc. ("**Altria**") and the Company dated 9 July 2002 (the "**Altria Relationship Agreement**", a copy of which is produced to the meeting, marked to show the proposed amendments, and initialled by the Chairman for purposes of identification), and which are described in paragraph 5 of Part XI of the Circular, be and they are hereby approved and that the Altria Relationship Agreement as amended may be executed on behalf of the Company.

Ordinary Resolution to approve the Transaction

2. THAT:

   (a) the merger of BevCo Sub LLC with and into Racetrack LLC, a wholly owned subsidiary of the Company, (the "**Merger**"), in consideration of the issue of shares by the Company upon the terms and subject to the conditions set out in the agreement and plan of merger dated 18 July 2005 between BevCo LLC, BevCo Sub LLC, the Company and Racetrack LLC (the "**Merger Agreement**") which is described in paragraph 1 of Part XI of the circular to shareholders (the "**Circular**") dated 14 September 2005 and each of the transactions contemplated by the Merger Agreement, including the acquisition by the Company for cash, directly or through one or more subsidiaries, of such of the issued share capital of each of the subsidiaries of BevCo Sub LLC as is not already owned, directly or indirectly, by BevCo Sub LLC at the completion of the Merger as described in paragraph 1 of Part XI of the Circular (together with the Merger, the "**Transaction**"), be and is hereby approved and the Directors of the Company (or any duly authorised committee thereof) be and they are hereby authorised to amend or vary the Merger Agreement or any agreement to be entered into pursuant to the Merger Agreement (provided that no such amendment or variation shall be material in the context of the Transaction as a whole) and to do all such things as they may consider necessary or desirable to give effect to or pursuant to or in connection with the Merger Agreement or otherwise in connection with the Transaction including, without limitation, waiving any condition;

   (b) subject to and immediately upon all of the conditions to the completion of the Merger pursuant to the Merger Agreement having been, or being deemed in accordance with the terms of the Merger Agreement to have been, satisfied or waived, the proposed relationship agreement between BevCo LLC and the Company as described in paragraph 2 of Part XI of the Circular (the "**BevCo LLC Relationship Agreement**"), a copy of which is produced to the meeting and initialled by the Chairman for the purposes of identification, be and is hereby approved and that the BevCo LLC Relationship Agreement may be executed on behalf of the Company;

(c) subject to and immediately upon all of the Conditions having been, or being deemed in accordance with the terms of the Merger Agreement to have been, satisfied or waived (other than the condition relating to the admission to the Official List of the UK Listing Authority of the New SABMiller Shares to be issued on completion of the Merger pursuant to the Merger Agreement having become effective):

(i) the authorised share capital of the Company be and is hereby increased from £50,000 and US$1,007,736,833.80 to £50,000 and US$1,030,236,833.80 by the creation of 225,000,000 new Ordinary Shares of US$0.10 each to rank *pari passu* with the existing Ordinary Shares in the capital of the Company;

(ii) the Directors of the Company be and are hereby generally and unconditionally authorised in accordance with Section 80 of the Act to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the Act) up to an aggregate nominal amount of US$22,500,000 for the purposes of completing the Merger, provided that this authority shall expire on 31 December 2008, but the Directors of the Company may, in accordance with Section 80(7) of the Act, allot relevant securities under this authority pursuant to the Merger Agreement notwithstanding that this authority may have expired;

Special Resolution to give the directors authority to allot and issue shares

3. THAT, subject to and conditional upon the completion of the merger of BevCo Sub LLC with and into Racetrack LLC, a wholly owned subsidiary of the Company, pursuant to the agreement and plan of merger dated 18 July 2005 between BevCo LLC, BevCo Sub LLC, the Company and Racetrack LLC (the "**Merger Agreement**") which is described in Part XI of the circular to shareholders (the "**Circular**") dated 14 September 2005:

(a) subject to and in accordance with Article 12(b) of the Company's Articles of Association and section 80 of the Companies Act 1985 (the "**Act**"), the powers conferred by Article 12(b) in respect of relevant securities shall apply and be exercisable (unless previously renewed, varied or revoked by the Company in general meeting) for a period commencing on the date of the passing of this resolution and expiring at the conclusion of the next Annual General Meeting of the Company or 7 January 2007 if earlier (which shall be the Section 80 Period for the purposes of Article 12(a)(iii)) in respect of a nominal amount of US$7,475,194.50 (which shall be the Section 80 Amount for the purposes of Article 12(a)(ii) for that Section 80 Period); and

(b) subject to and in accordance with Article 12(c) of the Company's Articles of Association and section 89 of the Act, the powers conferred by Article 12(c) in respect of equity securities shall apply and be exercisable (unless previously renewed, varied or revoked by the Company in general meeting) for the period commencing on the date of the passing of this resolution and expiring at the conclusion of the next Annual General Meeting of the Company or 7 January 2007 if earlier (which shall be the Section 89 Period for the purposes of Article 12(a)(v)) in respect of a nominal amount of US$7,475,194.50 (which shall be the Section 89 Amount for the purposes of Article 12(a)(iv) for that Section 89 Period);

Special Resolution to amend the Articles of Association

4. THAT, subject to and conditional upon (i) the passing of resolution number 1 set out in the Notice convening the Extraordinary General Meeting at which this resolution is being considered, and (ii) completion of the merger of BevCo Sub LLC with and into Racetrack LLC, a wholly owned subsidiary of the Company, pursuant to the agreement and plan of merger dated 18 July 2005 between BevCo LLC, BevCo Sub LLC, the Company and

Racetrack LLC (the "**Merger Agreement**") which is described in Part XI of the circular to shareholders (the "**Circular**") dated 14 September 2005:

(a) each of the 167,411,024 convertible low voting participating shares of US$0.10 each in the capital of the Company registered in the name of Altria be and they are hereby converted into one Ordinary Share of US$0.10 each to rank *pari passu* with the existing Ordinary Shares in the capital of the Company; and

(b) the Articles of Association of the Company shall be amended in the manner set out in the Schedule to this Notice of Extraordinary General Meeting.

Special Resolution to increase the share capital and give the directors additional authority to allot and issue shares

5. THAT, subject to and conditional upon the completion of the merger of BevCo Sub LLC with and into Racetrack LLC, a wholly owned subsidiary of the Company, pursuant to the agreement and plan of merger dated 18 July 2005 between BevCo LLC, BevCo Sub LLC, the Company and Racetrack LLC (the "**Merger Agreement**") which is described in Part XI of the circular to shareholders (the "**Circular**") dated 14 September 2005:

(a) the authorised share capital of the Company be and is hereby increased from £50,000 and US$1,030,236,833.80 to £50,000 and US$1,130,236,833.80 by the creation of 1,000,000,000 new Ordinary Shares of US$0.10 each to rank *pari passu* with the existing Ordinary Shares in the capital of the Company;

(b) the Directors of the Company be and are hereby generally and unconditionally authorised (in addition to and not to the exclusion of any other authorities granted to them) in accordance with Section 80 of the Act to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the Act) up to an aggregate nominal amount of US$100,000,000 for the purposes of satisfying any claims by the Indemnified BevCo Entities (as defined in the Merger Agreement) against the Company for breach of any representations and warranties or other terms of the Merger Agreement, provided that this authority shall expire on 31 December 2008, but the Directors of the Company may, in accordance with Section 80(7) of the Act, allot relevant securities under this authority pursuant to the Merger Agreement notwithstanding that this authority may have expired; and

(c) the Directors of the Company be and are hereby empowered pursuant to Section 95(1) of the Act to allot equity securities (as defined in Section 94 of the Act) for cash (as that expression is applied for the purposes of the Companies Act 1985) pursuant to the authority granted to the Directors of the Company by paragraph (b) of this Resolution as if Section 89(1) of the Act did not apply to such allotment, provided that this power shall expire on 31 December 2008, but the Directors of the Company may, in accordance with Section 95(4) of the Act, allot equity securities under this authority pursuant to the Merger Agreement notwithstanding that this authority may have expired.

By order of the Board
Andrew Tonkinson
Secretary
14 September 2005

SABMiller House
Church Street West
Woking
Surrey
GU21 6HS
United Kingdom

Notes:

1. A member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and, upon a poll, to vote on his/her behalf. A proxy need not be a member of the Company.

Appointment of a proxy will not preclude a member from attending and/or voting at the meeting should he or she decide to do so.

2. Registered holders of Ordinary Shares are entitled to attend and vote at the meeting. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the register of members of the Company 48 hours before the time for which the meeting is called shall be entitled to attend and vote at the meeting in respect of the number of Ordinary Shares registered in their name at that time. Changes to entries on the register of members after 48 hours before the time for which the meeting is called shall be disregarded in determining the rights of any person to attend or vote at the meeting.

3. A form of proxy for use at the meeting is enclosed. To be effective, the instrument appointing a proxy and the authority (if any) under which it is signed or a notarially certified or an office copy of such power or authority must be deposited at the office of the registrars not later than 11.00 am, London time (12 noon South Africa time) on 5 October 2005. Shareholders registered in the United Kingdom section of the register should return the form of proxy to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. Shareholders registered in the South African section of the register, who hold certificated Ordinary Shares, should return the form of proxy to Computershare Investor Services Limited, SABMiller plc, PO Box 61051, Marshalltown, 2107.

4. Beneficial owners of Ordinary Shares contained in the South African section of the register ("**beneficial owners**") who have immobilised their holdings of Ordinary Shares in the context of STRATE and are holding such shares through a Central Securities Depositary Participant ("**CSDP**") or broker, who do not wish to attend the meeting in person, should provide their CSDP or broker in good time with their voting instructions in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker. The enclosed voting instruction form may be used for this purpose. Beneficial owners wishing to attend the meeting in person should contact their CSDP or broker in good time to obtain a letter of representation to enable them to do so. Voting instructions or applications for letters of representation must be submitted to the relevant CSDP or broker within the time period required by the CSDP or broker or as stipulated in terms of the custody agreement entered into between the beneficial owner and the CSDP or broker.

5. A copy of the amended articles of association referred to in special resolution 4 will be available for inspection at the registered office of the Company during normal business hours on any weekday (public holidays excepted) from the date of this notice until the date of the Extraordinary General Meeting and in the room appointed for the holding of the Meeting at the Four Seasons Hotel, Hamilton Place, London W1A 1AZ for 15 minutes prior to and during the meeting.

6. A member of CREST may use the CREST electronic proxy appointment service in accordance with the procedures set out in the CREST Manual. CREST personal members, or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s) (a "**VSP**"), should refer to their CREST sponsor or VSP, who will be able to take the appropriate action on their behalf.

7. If you submit your form of proxy electronically through CREST, in order for it to be valid, the appropriate CREST message (regardless of whether it relates to the appointment of a proxy or to the amendment to the instruction given to a previously appointed proxy) must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by our Registrars, Capita Registrars (ID RA 10), by no later than 11.00 am on 5 October 2005. The time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

8. CREST members and, where applicable, their CREST sponsor or VSP should note that CRESTCo does not make available special procedures in CREST for any particular messages and the normal system timings and limitations apply to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a VSP, to procure that his CREST sponsor or VSP takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsor or VSP are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

9. The Company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

10. Copies of the contracts of service of Directors and the register of interests of directors (and their families) in the share capital of the Company will be available for inspection at the place of the meeting from 10.30 am on the day of the meeting until the conclusion of the meeting.

11. The Directors of the Company decided last year that in order to reflect more accurately the views of all members and best practice, all resolutions and substantive decisions at the annual general meeting were to be put to a vote on a poll, rather than being determined simply on a show of hands. SABMiller has a large number of members and it is not possible for them all to attend the meeting. In view of this and because voting on resolutions at general meetings of SABMiller is regarded as of high importance, putting all resolutions to a vote on a poll takes account of the wishes of those members who are unable to attend the meeting in person, but who have completed a form of proxy or a CREST proxy instruction. A vote on a poll also takes into account the number of shares held by each member, which the Board believes is a more democratic procedure. At this Extraordinary General Meeting, all resolutions will therefore be put to a vote on a poll.

12. Voting at the meeting will be undertaken electronically. An electronic voting handset will be distributed before the start of the meeting to all members who attend in person and are eligible to vote. The registrars will identify each member's individual shareholding so that the number of votes that each member has at the meeting will be linked to the number of votes which each member will be able to exercise via the electronic handset. Members who have completed and returned forms of proxy or submitted a CREST proxy instruction will not need to vote using a handset at the meeting unless they which to change their votes or the way in which their proxy is instructed to vote. If members present at the meeting do wish to change their votes or their instructions to their proxy, they should indicate their wishes to the registrars' representatives who will be present at the meeting.

13. Members attending in person will be invited to operate their handsets to indicate their votes on each resolution as the meeting progresses. Before the vote on each resolution, the Chairman will give instructions to press the button on the handset corresponding with the way in which members may wish to vote—'for' or 'against' or 'withheld'. When the voting has closed in respect of each resolution, it is envisaged that the Chairman will announce the number and percentage of votes which have been cast for, against or withheld on each resolution at the same time as these numbers are displayed on a screen. These votes will include the number of shares voted by each shareholder present at the meeting together with the number of shares from previously registered forms of proxy or CREST proxy instructions which have been validly received and in respect of which no member has indicated an intention to change their votes.

14. It is anticipated that the results of the polls will be announced to the London Stock Exchange and JSE as soon as practicable following the meeting and will also be published on the Company's website at *http://www.sabmiller.com.*

Schedule to the Notice of Extraordinary General Meeting

The following is the text of the proposed amendments to the Articles of Association to be proposed at the Extraordinary General Meeting:

1. Article 3 of the Articles shall be deleted and replaced with:

   "3. The Company's authorised capital at the date of the amendment of these Articles is US$1,130,236,833 divided into 10,420,051,230 ordinary shares of US$0.10 each ("**Ordinary Shares**"), 804,948,770 convertible participating shares of US$0.10 each ("Convertible Shares") and 77,368,338 non-voting convertible participating shares of US$0.10 each ("Non-voting Convertible Shares") and £50,000 divided into 50,000 deferred shares of £1 each ("**Deferred Shares**")."

2. Article 4A(a) of the Articles shall be amended by the deletion of the existing definition of "Maximum Voting Percentage" and the substitution therefor of the following new definition of "Maximum Voting Percentage":

   "Maximum Voting Percentage" shall mean (i) 24.99 per cent of the total Voting Rights at the relevant time, calculated (in the case of the Convertible Shares) on the basis of one-tenth of a vote for every Convertible Share, provided that, if the FTSE Indices Weighting Rules are changed in such a manner as would permit maximum index weighting for the issued Ordinary Shares if Altria's Voting Shareholding and any shares in the Company that are restricted free float shares were more than 24.99 per cent, then "Maximum Voting Percentage" shall mean such higher percentage as permitted by the changed FTSE Indices Weighting Rules up to such higher percentage as would, in the event of Altria or any Affiliate subsequently acquiring on additional Ordinary Share, result in Altria or any Affiliate being required to make a mandatory offer for the Company under Rule 9 of the City Code, or (ii) such other percentage as Altria and the Board may agree from time to time, not exceeding such percentage as would, in the event of Altria or any Affiliate subsequently acquiring one additional Ordinary Share, result in Altria or any Affiliate being required to make a mandatory offer for the Company under Rule 9 of the City Code."

Part XV—Explanatory Note on the Resolutions to be proposed at the EGM

1. Ordinary Resolution to approve the amendment to the Altria Relationship Agreement

The purpose of this resolution is to approve certain amendments to the Altria Relationship Agreement. These amendments will ensure that Altria will have the right to nominate the same number of representatives for appointment as non-executive Directors of SABMiller at the same levels of economic interest as BevCo LLC, and will ensure a degree of equality of treatment between Altria and BevCo LLC as significant non-portfolio shareholders of SABMiller. At the same time, the parties are taking the opportunity to make number of other changes to the Altria Relationship Agreement to remove a number of provisions which have expired in accordance with their terms. Consequential changes are also being proposed to the Articles of Association of SABMiller in a separate Special Resolution, which is described below.

The amendments require the approval of shareholders because Altria is a substantial shareholder in SABMiller, and the amendments therefore amount to a related party transaction for the purposes of the Listing Rules. Altria's representatives on the Board have not taken part in the discussions concerning the amendment, and have not taken part in the recommendation to shareholders to approve the amendment, and Altria will not vote any of its shares in SABMiller on the resolution to approve the amendment.

If the amendment is not approved by shareholders, Altria will not be bound to vote in favour of the resolution to approve the Transaction, but if Altria does nonetheless vote in favour of that resolution, SABMiller will use all reasonable efforts to obtain approval of the amendment at the next meeting of SABMiller shareholders.

2. Ordinary Resolution to approve the Transaction

(a) **Approval of the Transaction**

This part of the resolution is to approve the terms of the Merger Agreement and all of the transactions contemplated by the Merger Agreement, including the acquisition by the Company for cash, directly or through one or more subsidiaries, of such part of the issued share capital of each of the subsidiaries of BevCo as is not already owned, directly or indirectly, by BevCo at the completion of the Merger, in order to give effect to the Transaction.

Shareholders' approval of the Transaction is required because under Chapter 10 of the Listing Rules of the UK Listing Authority, the Transaction is a "Class 1" transaction which requires the approval of shareholders in a general meeting.

The terms of the Merger Agreement and the other legal documents necessary to give effect to the Transaction are summarised in "*Part XI—Summary of the Transaction Documents*" of the circular dated 14 September 2005 (the "**Circular**").

(b) **Approval of BevCo LLC Relationship Agreement**

This part of the resolution seeks shareholder approval of the BevCo LLC Relationship Agreement. The terms of the BevCo LLC Relationship Agreement, and the special rights given to BevCo under it, are summarised in paragraph 2 of "*Part XI—Summary of the Transaction Documents*" of the Circular.

(c) **Share Capital**

This part of the resolution deals with a number of actions which will take effect immediately upon all of the conditions to the Merger Agreement having been, or having

been deemed to be, satisfied or waived (other than the condition relating to the admission to the Official List of the new Ordinary Shares):

(i) The resolution increases the Company's authorised share capital from £50,000 and US$1,007,736,833 to £50,000 and US$1,030,236,833 by the creation of 225,000,000 new Ordinary Shares of US$0.10 each. This represents an increase of approximately 2.23% in the Company's authorised share capital. The increase in the Company's authorised share capital will enable it to issue to BevCo the New SABMiller Shares in accordance with the Merger Agreement.

(ii) The Directors are to be given authority to allot relevant securities (as defined in Section 80(2) of the Companies Act) up to an aggregate nominal amount of US$22,500,000. This authority will enable SABMiller to issue to BevCo the New SABMiller Shares in accordance with the Merger Agreement (amounting to an aggregate nominal amount of US$22,500,000).

3. Special Resolution to give the directors additional authority to allot and issue shares

The Board currently has in place the following authorities granted by Article 12 of the Company's Articles of Association:

(a) an authority enabling the Board to allot, for the purposes of section 80 of the Companies Act 1985 (the "Act") Ordinary Shares up to an aggregate nominal value of US$5,509,290 (representing approximately 5% of the Company's issued ordinary share capital as at 18 May 2005) (the "Section 80 Authority"); and

(b) an authority disapplying section 89 of the Act to allow the Board to allot Ordinary Shares up to an aggregate nominal value of US$5,509,290 (representing approximately 5% of the Company's issued Ordinary Share capital as at 18 May 2005) for cash other than pro rata to all shareholders (the "Section 89 Authority").

The existing Section 80 Authority and the Section 89 Authority were most recently renewed for one year at the Annual General Meeting on 28 July 2005 by reference to the issued Ordinary Share capital of the Company as at 18 May 2005. Following the increase in the issued Ordinary Share capital as a result of completion of the Merger (if approved by shareholders), the Board proposes that both of these authorities should be renewed in respect of an amount equal to 5% of the Company's issued Ordinary Share capital immediately following completion of the Merger. These authorities will expire at the conclusion of the 2006 Annual General Meeting or 7 January 2007 if earlier (unless previously renewed, varied or revoked by the Company in general meeting).

Although the guidelines issued by investor bodies in the United Kingdom allow for a Section 80 Authority to be sought over a number of shares representing approximately 33% of a company's issued share capital, this does not accord with what is now regarded as best practice in South Africa, where a significant number of shareholders are resident. Accordingly, the Board determined that it was no longer appropriate to seek this authority up to the maximum aggregate nominal amount of Ordinary Shares recommended by UK investor bodies. Instead, the Board determined that an authority over a number of shares representing approximately 5% of the Company's issued Ordinary Share capital was more appropriate in striking the balance between the Company's need for financial flexibility and the ability to respond promptly to market conditions and business opportunities on the one hand, and the interests of shareholders, in not having their shareholdings diluted by share issues in which they cannot participate, on the other hand. Therefore, on any occasion that the Board believes it necessary to allot a number of relevant securities (as defined in section 80(2) of the Act) for any purpose with an aggregate nominal value which is in excess of US$7,470,854.30 the Directors will seek additional and specific shareholder approval for that allotment. Although the Directors have no present intention of exercising the authority which is currently being

sought (other than for the purpose of satisfying the entitlements of the holders of share options who may decide to exercise their options during the coming year), it provides the Directors with what they believe is an appropriate level of authority for continuing purposes.

Similarly, the Section 89 Authority would allow Directors to allot shares or sell treasury shares for cash having a maximum nominal amount of US$7,475,194.50, representing 5% of the issued Ordinary Share capital of SABMiller after Completion (on the basis of the 1,495,038,907 Ordinary Shares in issue as at the date of Completion, assuming full conversion of Altria's Convertible Participating Shares into Ordinary Shares pursuant to Special Resolution number 4 described below).

Whilst the Directors have no present intention of exercising this authority, the Directors, as in previous years, consider it desirable that they should have the flexibility to act in the best interests of shareholders when appropriate, and this resolution restores to the Directors the same relative level of authority as that conferred at the 2005 Annual General Meeting.

4. Special Resolution to amend the Articles of Association

This special resolution will:

(a) convert the existing convertible low voting participating shares of US$0.10 each in the capital of the Company (the "**Convertible Participating Shares**") held by Altria into Ordinary Shares. The original rationale for part of Altria's economic interest in the Company being represented by a separate class of convertible shares was to facilitate the continued maximum weighting of the Company's shares for the purposes of the FTSE Indices. Under the FTSE Indices rules, significant shareholdings by non-portfolio shareholders are not counted towards an index member's free float, and if an index member's free float is less than 75%, the index member's FTSE Index weighting will be reduced. Accordingly, by restricting Altria's holding of the Company's listed shares to less than 25%, the Company was able to ensure that its index weighting following the Miller Transaction was maintained at 100%. However, as a result of the issue of new shares to BevCo, the restricted float shareholding (that is, the shares held by Altria and BevCo, together with shares held by Directors and the Employee Benefit Trust of the Company) will increase to more than 40% of the Company's listed ordinary share capital, and SABMiller's FTSE Index weighting will be reduced from 100% to 75% as a result. The rationale for restricting Altria's voting shareholding to 24.99% has therefore ceased to apply, and Altria and the Directors believe that it is beneficial to tidy up the Company's share capital structure by converting Altria's Convertible Participating Shares into Ordinary Shares.

The Directors believe that the reduction in the FTSE Index weighting will be substantially offset by the increase in the overall market capitalisation of SABMiller, such that SABMiller's index-weighted position in the FTSE is not expected to change, and that any sales of shares by tracker and quasi tracker investors as a result of the reduction in the index weighting will be readily absorbed by the market without undue impact on the share price.

(b) amend the Articles of Association in the manner set out in the Schedule to the Notice of Extraordinary General Meeting on page 237 of this document. A summary of the amendments is set out below:

(i) The statement in Article 3 of the Company's authorised share capital will be amended to reflect the increase in the authorised share capital as a result of this resolution

(ii) The definitions in Article 4A will be amended to reflect the fact that the Maximum Voting Percentage to be owned by Altria will be 24.99% or such other percentage as may be agreed between Altria and the Board, not exceeding such percentage as would, in the event of Altria subsequently acquiring one additional Ordinary Share,

result in Altria being required to make a mandatory offer for the Company under Rule 9 of the City Code.

5. Special Resolution to increase the share capital and give the Directors additional authority to allot and issue shares

(a) This special resolution will further increase the authorised share capital of the Company and will give the Directors the flexibility to issue up to 1,000,000,000 new Ordinary Shares to satisfy any claims for breach of warranty under the Merger Agrement in the highly unlikely event that they should arise at some time in the future. If not satisfied through the use of new Ordinary Shares, such claims would otherwise need to be satisfied using the cash resources of the Company. While the Directors have no reason to believe the Company will be required to indemnify any such person under the warranties or any other term of the Merger Agreement, and the Company cannot be required under the terms of the Merger Agreement to issue shares in such circumstances, the Directors believe that it is prudent to seek an appropriate level of authority and believes it is an appropriate course of action to take. Any decision to issue shares in such circumstances would be taken only after the most careful consideration and if the Directors believed that it was appropriate to do so in light of all the factors pertaining at the relevant time.

(b) The second part of this resolution will therefore disapply pre-emption rights under the Companies Act to allow the Directors to allot the relevant securities referred to in (a) above for cash (as that expression is applied for the purposes of the Act), provided that the authorities referred to in paragraph (a) above and this paragraph (b) are to expire on 31 December 2008, provided that the Directors will be able to allot securities under these authorities pursuant to the Merger Agreement notwithstanding that the authorities may have expired.

Part XVI—Definitions

The definitions set out below apply throughout this document, unless the context requires otherwise.

"2004 AGM"	the SABMiller Annual General Meeting which took place at 11:00am on Thursday 29 July 2004;
"2005 AGM"	the SABMiller Annual General Meeting which took place at 11:00am on Thursday 28 July 2005;
"2005 Bavaria Interim Financial Information"	consolidated financial information for Bavaria for the six month period ended 30 June 2005, prepared in accordance with Colombian GAAP;
"2005 SABMiller Transitional IFRS Information"	SABMiller's transitional IFRS information released on 5 July 2005, which is contained in "*Section B of Part VIII—Financial Information on SABMiller*";
"ABI"	Amalgamated Beverage Industries, a division of SABMiller;
"Accountants' Report"	the accountants' report on BevCo included in "*Part IX—Financial Information on BevCo and Bavaria*";
"Act"	Act of the UK Parliament;
"Admission"	admission of the New SABMiller Shares to the Official List and to trading on the market for listed securities of the London Stock Exchange;
"Altria"	Altria Group, Inc.
"Altria Conversion Shares"	the 167,411,024 Ordinary Shares arising on conversion of the 167,411,024 Convertible Participating Shares held by Altria at the date of this document which are to be converted into Ordinary Shares pursuant to the resolution to be proposed at the Extraordinary General Meeting;
"Altria Relationship Agreement"	the relationship agreement dated 9 July 2002 between Altria and SABMiller;
"Altria Tax Matters Agreement"	the agreement dated 30 May 2002 between Altria and SABMiller relating to tax matters;
"Altria Transaction Agreement"	the transaction agreement dated 30 May 2002 between Altria, Miller and SABMiller;
"Andina" or "Cervecería Andina"	Cervecería Andina S.A., a subsidiary of Bavaria in Ecuador;
"Appletiser SA"	Appletiser South Africa (Proprietary) Limited;
"Approved Option Scheme"	the SABMiller Approved Share Option Scheme;
"Articles" or "Articles of Association"	the Articles of Association of SABMiller, as at the date of this document;
"Award Scheme"	the SABMiller Share Award Scheme;
"Backus" or "UCP Backus & Johnston S.A.A."	Unión de Cervecerías Peruanas Backus y Johnston S.A.A., the principal subsidiary of Bavaria in Peru;

"Banks"	Barclays Bank PLC, Dresdner Bank A.G., Niederlassung Luxembourg, JPMorgan Chase Bank, N.A. and the Royal Bank of Scotland plc, the providers of the Bridge Facility;
"Bavaria Group"	Bavaria and its subsidiaries and affiliates taken as a whole;
"Bavaria"	Bavaria S.A.;
"beer"	lager beer, clear beer and/or malt beer;
"Beer Institute"	Beer Institute, Inc.;
"Beer Marketer's Insights"	Beer Marketer's Insights, Inc.;
"Beer South Africa"	the South African beer segment of the Group;
"BevCo"	BevCo Sub LLC, a wholly-owned subsidiary of BevCo LLC;
"BevCo Financial Information"	the financial information relating to BevCo contained in this document as at and for the years ended 31 December 2002, 2003 and 2004 and the 2005 BevCo Interim Financial Information;
"BevCo Financial Information Table"	the financial information for BevCo for the three years ended 31 December 2002, 2003 and 2004 included in "*Section A of Part IX—Financial Information on BevCo and Bavaria*";
"BevCo Group"	BevCo and its subsidiaries from time to time;
"BevCo LLC"	BevCo LLC, a company affiliated with the Santo Domingo Group;
"BevCo LLC Relationship Agreement"	the relationship agreement to be entered into between BevCo LLC and SABMiller at Completion;
"Board" or "Board of SABMiller" or "Directors"	the board of directors of SABMiller, currently being the persons whose names are set out in "*Part XII—Additional Information*";
"Bridge Facility"	a 364 day revolving non-amortising bridge facility with a term out option for a further 364 days entered into on 9 September 2005 between SABMiller and the Banks;
"CAB"	Central American Beverage Corporation;
"CARAC"	the SABMiller Board's Corporate Accountability and Risk Assurance Committee;
"Castel"	The Castel Group's African beverage interests;
"CCBL"	Coca-Cola Bottling Luanda SARL;
"CCC"	Compañía Cerveçera de Canarias S.A.;
"CCN"	Compañía de Cervezas Nacionales C.A., a subsidiary of Bavaria in Ecuador;
"CEO"	Chief Executive Officer;
"CHSA"	Cervecería Hondureña S.A.;
"certificated Ordinary Share"	an Ordinary Share which has not been immobilised in the context of STRATE, title to which is represented by a paper share certificate or other document of title;
"City Code"	The City Code on Takeovers and Mergers;

"Cervecería Nacional"	Cervecería Nacional S.A., a subsidiary of Bavaria in Panama;
"Colombian GAAP"	Colombian Generally Accepted Accounting Principles;
"Colombian Minority Offer"	the public tender offer to be made by SABMiller or one of its subsidiaries following Completion for all of the outstanding shares in Bavaria which are not then held directly or indirectly by BevCo;
"Combined Code"	the Combined Code of Corporate Governance issued by the UKLA;
"Companies Act"	the Companies Act 1985 (as amended) of Great Britain;
"Competing Business"	any beer or other alcoholic beverages business which competes with any SABMiller beer business;
"Completion"	completion of the Merger;
"Convertible Participating Shares"	fully-paid convertible participating shares of US$0.10 each in the capital of SABMiller;
"CR Snow"	China Resources Snow Breweries Limited;
"CRE"	China Resources Enterprise Limited;
"CREST"	the relevant system (as defined in the Regulations) in respect of which CrestCo is the Operator (as defined in the Regulations);
"CRESTCo"	CrestCo Limited;
"CSD"	carbonated soft drink;
"CSDP"	a Central Securities Depositary Participant in terms of the rules of STRATE;
"Default Shares"	shares in respect of which the Directors have directed that the voting rights and other membership rights in relation to shareholders' meetings shall be suspended in accordance with the Articles;
"Deferred Shares"	deferred shares of £1 each in the capital of SABMiller;
"Delta Corporation"	Delta Corporation Limited;
"Directors" or "Board" or "Board of SABMiller"	the directors of SABMiller, currently being the persons whose names are set out in "*Part XII—Additional Information*";
"Distell"	Distell Group Limited;
"Dreher"	Dreher Sörgyárak Rt, a subsidiary of SABMiller in Hungary;
"EBITA"	earnings before interest, taxation, goodwill amortisation and exceptional items and including the share of associates' profits;
"EBITDA"	earnings before interest, taxation, depreciation, goodwill amortisation and exceptional items;
"EBTs"	the SABMiller Employees' Benefit Trust and the SABMiller Executive Share Trust;

"Economic Interest"	the percentage of the issued share capital of SABMiller held by any given shareholder calculated on the basis of the aggregate nominal value of all the Ordinary Shares and the Convertible Participating Shares in issue excluding the nominal value of any Non-voting Convertible Participating Shares held from time to time by Safari;
"Ecuadorian Offers"	the public tender offers to be made by SABMiller or one of its subsidiaries in due course following Completion for all of the outstanding shares of both Bavaria's listed subsidiaries in Ecuador which are not then held indirectly or directly by Bavaria;
"Edcon"	Edgars Consolidated Stores Ltd;
"Employees' Share Schemes"	the SABMiller Approved Share Option Scheme, the SABMiller Executive Share Option (No.2) Scheme, the SABMiller Mirror Executive Share Purchase Scheme, the SABMiller Share Award Scheme, the SABMiller Executive Share Purchase Scheme, the SABMiller plc International Employee Share Scheme and the SABMiller plc International Employee Stock Appreciation Rights Scheme;
"Enlarged Group"	SABMiller and its subsidiary undertakings and associates, from time to time, following Completion;
"EU"	European Union;
"Executive Share Purchase Scheme"	the SABMiller Executive Share Purchase Scheme;
"Extraordinary General Meeting" or "EGM"	the meeting of the Shareholders convened by the notice which is set out in *"Part XIV—Notice of Extraordinary General Meeting"*;
"FAD"	flavoured alcoholic drinks;
"FMBs"	flavoured malt beverages;
"FSA"	The Financial Services Authority of the United Kingdom;
"FSMA"	The Financial Services and Markets Act 2000;
"GAAP"	Generally Accepted Accounting Principles;
"GDP"	gross domestic product;
"Group"	SABMiller and its Subsidiaries and affiliates taken as a whole;
"Harbin"	Harbin Brewery Group Limited;
"hectolitre"	100 litres (approximately 176 imperial pints or 220 US pints);
"IFRS"	International Financial Reporting Standards;
"ILC"	Industrias la Constancia, S.A.;
"International Share Scheme"	the SABMiller plc International Employee Share Scheme;
"ISIN"	International Security Identification Number;

"JSE"	means JSE Limited, a company duly registered and incorporated with limited liability under the company laws of the Republic of South Africa, licensed to operate an exchange under the Securities Services Act 2004 (Act No. 36 of 2004);
"KP"	Kompania Piwowarska S.A., a subsidiary of SABMiller in Poland;
"Leona"	Cervecería Leona S.A., a subsidiary of Bavaria in Colombia;
"LIBOR"	London Inter Bank Offering Rate;
"Listing Rules"	the listing rules published by the UK Listing Authority, as amended;
"LLC"	limited liability company;
"London Stock Exchange"	the London Stock Exchange plc;
"Memorandum" or "Memorandum of Association"	the memorandum of association of SABMiller, as in effect at the date of this document;
"Mercer"	Mercer Human Resource Consulting;
"Merger Agreement"	the agreement dated 18 July 2005 between SABMiller, Racetrack, BevCo LLC and BevCo;
"Merger"	the merger of BevCo with and into Racetrack pursuant to the Merger Agreement, which will result in SABMiller obtaining an interest of 71.77% in Bavaria;
"Merrill Lynch"	Merrill Lynch International;
"Miller"	Miller Brewing Company;
"Miller Offering Memorandum"	the offering memorandum dated 7 August 2003 relating to the offer by Miller of US$600 million 4.25% guaranteed notes due 2008 and US$1,100 million 5.50% guaranteed notes due 2013;
"Miller Transaction"	the acquisition of 100% of Miller by SABMiller pursuant to the Altria Transaction Agreement, which was completed on 9 July 2002;
"Minority Transactions"	the Colombian Minority Offer, the Peruvian Minority Offer and the Ecuadorian Offers and other minority acquisitions, as described in "*Part XI—Summary of the Transaction Documents*";
"Model Code"	The Model Code published by the UKLA at Annex 1 of Listing Rule 9 of the Listing Rules;
"Mysore"	MBL Investments Limited, a subsidiary of SABMiller in India;
"New SABMiller Shares"	225 million newly issued fully paid-up Ordinary Shares to be issued to BevCo on Completion;
"Non-voting Convertible Participating Shares"	fully-paid non-voting convertible participating shares of US$0.10 each in the capital of SABMiller;
"Official List"	the official list of the UKLA;
"Orderly Market Arrangements"	the orderly market arrangements set out in the BevCo LLC Relationship Agreement, which are designed to ensure that there is an orderly market in Ordinary Shares;

"Ordinary Shares"	ordinary shares of US$0.10 each in the capital of SABMiller;
"Pabst"	Pabst Brewing Company;
"Peruvian Minority Offer"	the open purchase order or public tender offer to be made by SABMiller or one of its subsidiaries following Completion for all of the outstanding class A voting stock of Backus, Bavaria's principal subsidiary in Peru, which are not then held indirectly or directly by Bavaria;
"PUI"	Pilsner Urquell Investments B.V., the holding company for SABMiller's operations in the Czech Republic;
"Plato Logic"	Plato Logic Limited;
"pounds sterling" or "£" or "pence" or "p"	lawful currency for the time being of the UK;
"Prospectus Directive"	Directive 2003/71/EC;
"Prospectus Rules"	the prospectus rules published by the FSA, as amended;
"Racetrack"	Racetrack LLC, a wholly owned subsidiary of SABMiller;
"Rand" or "R"	the lawful currency for the time being of South Africa;
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);
"Relevant Person"	any person who is or was at any time in the employment or service of SABMiller or an associated company or a spouse, former spouse, relative or dependant of such a person;
"Rembrandt"	Rembrandt Group Limited;
"Resolutions"	the resolutions in the form set out in the Notice of Extraordinary General Meeting;
"Restricted Period"	the period ending on the termination of the BevCo LLC Relationship Agreement;
"Restricted Territory"	any territory where SABMiller's beer business is conducted at the date of the BevCo LLC Relationship Agreement;
"Rochees"	Rochees Breweries Limited, a subsidiary of SABMiller in India;
"SAB Limited"	The South African Breweries Limited, the principal operating subsidiary of SABMiller in South Africa;
"SABMiller ADRs"	American depository receipts each representing one Ordinary Share;
"SABMiller Africa"	SABMiller Africa B.V., the holding company for SABMiller's African operations;
"SABMiller Annual Reports"	the annual reports of the Group as at and for the years ended 31 March 2003, 2004 and 2005;
"SABMiller Finance"	SABMiller Finance B.V., a company incorporated in The Netherlands;

"SABMiller Financial Information"	the financial information relating to the Group as at and for the years ended 31 March 2003, 2004 and 2005, incorporated by reference in this document as provided in *"Part VIII—Financial Information on SABMiller"*;
"SABMiller Offering Memorandum"	the offering memorandum dated 7 August 2003 relating to the offer by SABMiller of US$300 million 6.625% guaranteed notes due 2033, incorporated by reference in this document as provided in *"Part XIII—Checklist of Documents Incorporated by Reference"*;
"SABMiller" or the "Company"	SABMiller plc, a company incorporated in England and Wales with registered number 3528416, together with, unless the context otherwise requires, the other members of the Group;
"Safari"	Safari Limited;
"SAR Scheme"	the SABMiller plc International Employee Stock Appreciation Rights Scheme;
"Schedule 4"	Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003;
"SEC"	the United States Securities and Exchange Commission;
"Share Purchase Scheme"	the SABMiller Mirror Executive Share Purchase Scheme;
"Shareholder"	a holder of an Ordinary Share or Ordinary Shares;
"Shaw Wallace"	Shaw Wallace & Company Limited;
"Shaw Wallace Breweries"	Shaw Wallace Breweries Limited, formerly SABMiller's 50% joint venture with Shaw Wallace in India;
"sorghum" or "sorghum beer"	an opaque viscous traditional African grain-based beer;
"South Africa" or "RSA"	the Republic of South Africa;
"South America"	includes Central America;
"Southern Sun"	Southern Sun Hotels (Pty) Limited, a subsidiary of Tsogo Sun;
"Statutes"	the Companies Act, the Regulations and each Act and statutory instrument for the time being in force concerning companies and affecting SABMiller;
"Sterling Ordinary Shares"	the 50,000 ordinary shares of £1.00 each in the capital of SABMiller which represented the share capital of SABMiller on its incorporation (subsequently redesignated as Deferred Shares);
"STRATE"	Share Transactions Totally Electronic Limited;
"STRATE Shareholders"	beneficial owners of Ordinary Shares contained in the South African section of the register who have immobilised their holdings of Ordinary Shares in the context of STRATE and are holding such shares through a CSDP or broker;
"Subsidiary"	any company which is for the time being a subsidiary (within the meaning of section 736 of the Companies Act);
"Tanzania Breweries"	Tanzania Breweries Limited;

"Transaction Documents"	the Merger Agreement, the BevCo LLC Relationship Agreement and the other agreements entered into in connection with the Transaction as described in "*Part XI—Summary of the Transaction Documents*";
"Transaction"	the Merger and each of the other transactions contemplated by the Merger Agreement, including the Minority Transactions;
"Trustee"	the independent trustee who administers the Award Scheme;
"Tsogo Sun"	Tsogo Sun Holdings (Pty) Limited, SABMiller's associate in South Africa;
"Tsogo Sun Casinos"	Tsogo Sun Casinos (Pty) Limited, a subsidiary of Tsogo Sun;
"TSR"	total shareholder return;
"UK GAAP"	United Kingdom Generally Accepted Accounting Principles;
"UK Listing Authority" or "UKLA"	the FSA acting in its capacity as the competent authority for the purposes of Part IV of the FSMA and in exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part IV of the FSMA;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"Unapproved Option Scheme"	the SABMiller Executive Share Option (No.2) Scheme;
"US dollar" or "US$"	the lawful currency for the time being of the United States;
"US" or "United States" or "United States of America"	United States of America, its territories and possessions, any state of the United States and the District of Columbia;
"Valorem"	Valorem S.A., an entity created to hold Bavaria's non-beverage subsidiaries and spun-off in 1997; and
"Voting Shareholding"	the percentage of the voting rights in SABMiller held by BevCo LLC calculated on the basis of the total votes exercisable in respect of all the Ordinary Shares and Convertible Participating Shares in issue.

Important notes about the Extraordinary General Meeting

Date

Friday, 7 October 2005 at 11:00am.

Venue

The Four Seasons Hotel, Hamilton Place, Park Lane, London W1A 1AZ, England.

Timing

The EGM will start promptly at 11:00am. Shareholders wishing to attend are advised to be in the venue no later than 10:45am. The reception area will be open from 10:00am, from which time refreshments will be served.

Travel Information

The outline map at the end of this document indicates the location of the Four Seasons Hotel relative to underground stations. There is a car park beneath the hotel, available to attendees for a charge. The location of other car parks is indicated on the map.

Admission

Shareholders are asked to register at the registration desk in the Ballroom reception area at the venue. Shareholders and proxies may be required to provide proof of identity. Shareholders who hold their shares in nominee shareholdings should request a letter of representation if they wish to use an electronic handset to register their vote at the meeting. The admission process could take longer without identification.

Shareholders and joint holders are asked to limit themselves to one guest each.

Security

There will be a security check in the Ballroom reception area at the venue. Please try not to bring any large bags or suitcases with you to the EGM as they will delay admission.

We ask you also not to bring cameras, laptop computers or tape recorders. Mobile phones should be switched off from admission for the duration of the proceedings.

Facilities

The Ballroom has full wheelchair access. If you are hard of hearing and would like access to supportive facilities, or if you have a query about any other disability, please let us know in advance (telephone numbers for queries are given below) so that we can make the appropriate arrangements.

Enquiries and questions

Shareholders who intend to ask a question related to the business of the EGM or on related matters are asked to register their name, address and question at the Question Registration desk. Personnel will be on hand to provide any advice and assistance required.

Questions about the EGM

If you have any questions about the EGM, please telephone (+44) (0)1483 264067 in Woking, (+44) (0)20 7659 0162 in London or (+27) (0)11 407 1762 in Johannesburg.


OXFORD STREET
SOHO
COVENT GARDEN
MAYFAIR
PARK LANE
REGENT STREET
SHAFTESBURY AVENUE
CHARING CROSS ROAD
PICCADILLY
ST JAMES
PALL MALL
HAYMARKET
TRAFALGAR SQUARE
STRAND
WHITEHALL
THE MALL
CONSTITUTION HILL
BIRDCAGE WALK
KNIGHTSBRIDGE
SLOANE ST
GROSVENOR PLACE
HYDE PARK CNR
CURZON STREET
CHARLES STREET
HILL STREET
SOUTH AUDLEY STREET
MOUNT STREET
GROSVENOR SQUARE
BROOK STREET
NORTH ROW
Four Seasons Hotel
Japanese Embassy
American Embassy
Royal Academy of Arts
Fortnum & Masons
Simpsons
Harrods
Selfridges
ST JAMES'S ST
REGENT ST
SAVILE ROW
NEW BOND STREET
WESTMINS

By Underground

The nearest tube station is Hyde Park Corner.

We wish you a pleasant journey and look forward to welcoming you to the Four Seasons Hotel, Hamilton Place, Park Lane, London W1A 1AZ, England.

SAB MILLER